Form 20-F
period 2023-04-30
PIXIE DUST TECHNOLOGIES, INC.
filed 2023-11-16
CIK 1962845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
April 30
, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number
001-41749

PIXIE DUST TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Japan
(Jurisdiction of incorporation or organization)
2-20-5
Kanda
Misaki-cho
,
Chiyoda-ku
Tokyo,
101-0061,
Japan
(Address of principal executive offices)
Yoshiyuki Sekine
Chief Financial Officer
Telephone:
+81-(
0
)3-5244-4880
Fax:
+81-(0)3-5244-4881
2-20-5
Kanda
Misaki-cho
,
Chiyoda-ku
Tokyo,
101-0061,
Japan
(Name, Telephone,
E-mail
and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one common share Common Shares, no par value*	PXDT	The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,035,600 Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Act).  Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ABOUT THE ANNUAL REPORT

As used this annual report, the terms “the Company”, “Pixie”, “we”, “our” or “us” refer solely to Pixie Dust Technologies, Inc., a joint stock corporation with limited liability organized under the laws of Japan. We refer to our common shares as “common shares” or “common stock,” unless the context otherwise requires.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥135.99 = US$1.00, which was the foreign exchange rate on April 28, 2023 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on May 1, 2023. Historical and current exchange rate information may be found at

www.federalreserve.gov/releases/h10/.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our fiscal year ends on April 30 of each year as does our reporting year. Our most recent fiscal year ended on April 30, 2023. See Note 2 to our audited financial statements as of and for the year ended April 30, 2023, included elsewhere in this annual report, for a discussion of the basis of presentation, functional currency, and translation of financial statements.

On April 12, 2023, our board of directors approved a six hundred-for-one forward split of all our issued and outstanding common shares with effect from April 28, 2023 (the “Share Split”). All historical share amounts and share price information presented in this annual report have been proportionally adjusted to reflect the impact of the Share Split, except that the number of outstanding common shares as of the close of the period covered by the annual report reported on the cover page of this annual report reflects the actual outstanding amount prior to the Share Split.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market and Industry Data

This annual report contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this annual report due to a variety of factors, including those described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this annual report. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This annual report may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or food products in this annual report is not intended to imply a relationship with, or endorsement or sponsorship by, these other parties. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Select Scientific and Technical Terms

As used herein, the terms set forth below shall have the meanings, or are explained as follows:

“Mechanobiology” refers to the study of how biological components, such as cells, tissues, and organs, can sense and respond to mechanical cues to regulate numerous biological processes, including development, differentiation, physiology, and diseases. For example, companies unrelated to us have used mechanobiology to develop a variety of products, from consumer products such as massage tools that can be used to stimulate the growth of collagen in the face to medical devices such as ultrasonic vibrations to accelerate healing.

“Metamaterials” refers to materials engineered with properties not found in nature. These materials usually have artificially designed structures smaller than the wavelength of the targeted waves, such as light or sound.

“Sensory and metamaterial technologies” refers to technologies to complement or enhance the human senses and to design and develop materials that respond to waves as intended.

“Spatial analysis data” refers to information that is related to specific locations or geographic areas and is used to understand the patterns and relationships that exist within those areas.

“Spatial materials” refers to products to be displayed or placed on walls and other surfaces that contribute to the design and control of the spatial environment.

“Ultrasonic waves” refers to sound waves that have a frequency greater than the upper limit of human hearing, with frequencies that range from 20 kilohertz (kHz) to several gigahertz (GHz), depending on the application.

“Wave technology” refers to our proprietary technology that can be used to emit waves to affect an object, measure waves to obtain and analyze information about an object or develop products that interfere with waves to achieve desired effects.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

•	our expectations regarding our revenue, expenses, and other operating results;

•	our efforts to successfully develop and commercialize our technologies and related products;

•	the implementation of our strategic plans for our business and products and product candidates;

•	the size of the market opportunity for our products and product candidates and our ability to maximize those opportunities;

•	our ability to obtain and maintain any needed regulatory approval of our product candidates;

•	our expectations regarding success in testing for our product candidates;

•	the costs and success of our marketing efforts, and our ability to promote our brands;

•	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our ability to obtain adequate financing in the future on terms acceptable to us;

•	our ability to consummate strategic transactions, which may include acquisitions, mergers, dispositions, or investments;

•	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to exploit the intellectual property rights jointly owned with our collaborators in a manner beneficial to us;

•	our ability to obtain, maintain, protect, and enforce intellectual property protection for our technologies and related products and services, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties;

•	general economic conditions and events and the impact they may have on us and our customers;

•	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

•	the regulatory environment in which we operate;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company and a foreign private issuer.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this annual report. The forward-looking statements contained in this annual report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this annual report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this annual report speaks only as of the date of this annual report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited financial statements and the related notes included in this annual report. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

•	We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

•	We have a history of operating losses and we do not expect to be profitable for the foreseeable future. There is substantial doubt concerning our ability to continue as a going concern.

•

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

•

Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, and iwasemi in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

•

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

•	We have had significant customer concentration, and this concentration may continue if we fail to diversify our customer base by successfully commercializing our products and product candidates.

•

We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of certain of our products or product candidates, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of products.

•

We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product manufacturing and distribution, and these third parties may terminate these agreements or not perform satisfactorily.

•	We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

•

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

•

Our long-term success depends, in part, on our ability to market and sell our products to customers located outside of Japan and our future international operations could expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation

•

We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. If we fail to comply with the government regulations relating to the promotion of such products, or to obtain any required approvals on a timely basis, we may incur fines, penalties, and consumer lawsuits and our business and growth prospects may be negatively impacted.

•	Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.

Risks Related to Our Intellectual Property

•	The failure to enforce and maintain our patents, trademarks and protect our other intellectual property could materially adversely affect our business.

•

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

•

Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.

Risks Related to Cybersecurity

•

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

•

Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential customer, employee, Company and business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

Risks Related to Ownership of the ADSs

•

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and the ADSs may be less attractive to investors.

•

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

•	The requirements of being a public company may strain our resources and divert management’s attention.

•

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.

Risks Related to Japan

•	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

Risks Related to Our Company and Our Business

We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an emerging growth company and have a limited history in our business. We commenced operations in 2017 and have not generated significant revenues from the commercialization of our technologies and products. Historically, we have generated revenues primarily from commissioned research and development and solution services for third parties including collaboration arrangements aimed at developing, testing and validating new products using our technologies. We are now focusing on further commercializing products that we plan to offer to a wide market including iwasemi, a sound-absorbing metamaterial launched in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device launched in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals who are deaf/hard of hearing (“DHH)” launched in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker launched in April 2023. As such, we expect our revenue from product sales will increase over time and be the primary source of our total revenue in the future. During the year ended April 30, 2023, product revenue accounted for approximately 26% of our total revenue, as we launched multiple products and continued to expand our marketing and sales efforts for our products.

Our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations and following shifts in business models. We have not yet achieved market acceptance for our products, generated significant revenue from product sales, produced our products at scale, scaled our manufacturing capabilities to meet potential demand at a reasonable cost, established a sales model or conducted sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability are highly uncertain and may not be as accurate as they could be if we had a longer operating history or a company history of successfully developing, commercializing and generating revenue from products for a mass market.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. While, to date, we have generated a significant portion of our total revenue from commissioned research and development and solution services for third parties including collaboration arrangements with third parties, we expect to generate revenue primarily from the sale of our products as we progress our efforts to commercialize our products and expand our marketing and distribution capabilities; however, we may not be successful in our efforts. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.

We have a history of operating losses and we do not expect to be profitable for the foreseeable future. There is substantial doubt concerning our ability to continue as a going concern.

We have incurred operating losses to date and may not be profitable in the foreseeable future. Specifically, we recorded a net loss of ¥1,109,468 thousand for the year ended April 30, 2022, and ¥1,965,491 thousand ($14,453 thousand) for the year ended April 30, 2023. As of April 30, 2023, we had an accumulated deficit of ¥4,382,252 thousand ($32,225 thousand).

To date, we have funded our operations primarily through the issuance of convertible preferred shares, borrowings from banks and commissioned research and development income. We completed an initial public offering (“IPO”) in August 2023 to raise capital. However, we do not expect that our cash and cash equivalents as of April 30, 2023, together with the net proceeds from the IPO, will enable us to fund our operating expenses, debt obligations and capital expenditures for at least 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. Therefore, it is likely we will require additional capital over the next 12 months, the receipt of which there can be no assurance. As we focus on developing and commercializing our own products, we have devoted substantial resources to R&D, testing, and commercialization of our products. These operating costs have adversely affected, and may continue to adversely impact on financial performance. Until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through the sale of equity, debt financing, or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution, and licensing agreements. We do not expect to generate cash flow from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next two to three years. There can be no guarantees that debt or equity financings will be available to us on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

We expect our losses to continue for the foreseeable future as we continue to invest significant additional funds toward ongoing R&D as we develop new products through investments in our wave control technologies and product pipeline and toward the timely commercialization of new products and improved versions of existing products. We also expect that our operating expenses will increase because of becoming a public company and will continue to increase as we grow our business and expand our marketing and distribution capabilities. As we ramp the sale of new products, we expect to initially experience negative product gross margins. We expect our cost of product revenue to increase over time in absolute amount and our gross margins will vary based on the volume and mix of products sold. We may not achieve the product gross margins that we anticipate. If our revenue and gross profit does not increase sufficiently to keep pace with our investments and expenses, our net losses may not decline, and we may not attain profitability in the future. Further, our limited operating history makes it difficult to effectively plan for and model future growth, revenue, and operating expenses. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including the impact of market acceptance of our products, product and technology development, our ability to develop and commercialize new products in a timely manner, our ability to scale our manufacturing capacity, and our market penetration and margins. We may never be able to generate sufficient revenue to achieve or sustain profitability. Our failure to achieve or maintain profitability could negatively impact the value of the ADSs and common shares.

It is difficult to predict the time and cost of development and commercialization of our pipeline products, which are produced by or based on the relatively novel and complex wave control technologies and are subject to many risks, any of which could prevent or delay revenue growth and adversely impact our market acceptance, business and results of operations.

We have concentrated our R&D efforts to date on a select number of products for commercialization based on technical feasibility and market opportunity. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in Japan in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH in Japan in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker in Japan in April 2023. Additionally, we conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. We plan to focus on marketing and upgrading the features of SonoRepro, kikippa, VUEVO, and iwasemi in the next few years. We also have other product candidates such as hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data, which are currently undergoing trial implementation. We do not have any specific timeline for commercializing these candidates at this time.

The typical development cycle of new pipeline products can be lengthy and may require new scientific discoveries or advancements and the development and engineering of complex technology, including improvements or modifications to our existing wave control technologies. As we ramp the sale of new products, we expect to initially experience negative product gross margins. We expect our cost of product revenue to increase over time in absolute dollars and our gross margins will vary based on the volume and mix of products sold. We may not achieve the product gross margins that we anticipate.

Further, the variety of our products and product candidates, differences in industries as well as pricing pressures and other factors, leads to challenges in scaling production and sales across the portfolio. We also may depend on third parties for financing, the supply of key inputs and various components and for manufacturing capacity, making our ability to develop new pipeline products complex and subject to risks and uncertainties regarding commercial feasibility, timing and satisfactory technical performance of pipeline products. Additionally, even after the incurrence of significant costs to develop a product, we may not be able to develop a commercially viable product at all. We may need to obtain regulatory approvals for marketing our products, which may require us to complete a lengthy application process. If we do not achieve the required technical specifications or successfully manage our new product development processes, or if commercialization cannot be conducted according to our expected schedule, then our revenue growth from new pipeline products may be prevented or delayed, and our business and operating results may be harmed.

Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, and iwasemi in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

Historically, the majority of our revenue has been generated from commissioned research and development and solution services for third parties including collaboration arrangements with third parties, and revenue from product sales was insignificant until 2023, during which year product revenue accounted for approximately 26% of our total revenue. In the near term, we plan to focus on further commercializing our products, iwasemi, a sound-absorbing metamaterial launched in Japan in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device launched in Japan in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH launched in Japan in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker launched in Japan in April 2023. Additionally, we conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. With respect to VUEVO, in the current phase, we introduced VUEVO mic, which is a tabletop microphone that can connect to a computer or tablet. At the next phase, we expect to introduce our smart-glasses product for individuals with DHH, VUEVO glasses. In the medium term, we plan to commercialize our product candidate VUEVO glasses, which is based on the VUEVO technology, as well as new devices with expanded applications based on the SonoRepro technology. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend greatly on the commercialization of SonoRepro, kikippa, VUEVO, and iwasemi, which are intended to be sold to a wide market inside and outside Japan such as other Asian countries, the United States and the European Union. If development or manufacturing challenges arise or errors are discovered during the product development cycle of VUEVO glasses and our other product candidates, the launch date of these products may be delayed.

The commercial success of our product and product candidates is dependent on a number of factors, some of which are beyond our control, including the following:

•

the ability of our manufacturing partners or any other third parties to which we outsource the manufacture of our products to manufacture and supply our products in sufficient quantities to meet demand, in a timely manner, in accordance with our specifications and in compliance with applicable regulatory requirements;

•	demand for our products from our targeted customers;

•	the availability, perceived superiority, relative cost, relative convenience and relative effectiveness of our products compared to our competitors;

•	any positive or negative press coverage of the products or competitive products with respect to their convenience, cost and effectiveness;

•	the effectiveness of our marketing and sales efforts, including our ability to secure a sufficient number of qualified sales channels or representatives to market our products;

•	our ability to raise additional capital, on acceptable terms or at all, if necessary, to support the commercialization of our products;

•	our ability to comply with all regulatory requirements applicable to our products including false advertising and consumer protection laws;

•	our ability to introduce and market our products in international markets including the United States;

•	our ability to acquire, maintain and enforce our intellectual property rights; and

•	the proprietary rights of third parties may prevent us from using our technology or selling our products.

We currently do not, and do not plan in the near future to, market our consumer personal care products including SonoRepro, VUEVO, and kikippa as medical devices. As a result, we are prohibited by the applicable government regulations from marketing or labelling our products as intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, or to affect the structure or functioning of the bodies of humans or animals. For example, we are marketing SonoRepro as a personal scalp care device and do not make any claims relating to hair growth or preventing hair loss. The regulatory limitations we are subject to for our personal care products may affect our ability to effectively promote these products to consumers. If there are opportunities to expand our product markets to foreign jurisdictions, and if the regulations require us to market them as medical devices, we will seek the necessary regulatory approval at that time. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and other applicable jurisdictions for such products in the future. However, there is no assurance that we may receive the requisite regulatory approvals in a timely and cost-efficient manner.

In addition, our future success will depend on our customers having a positive experience with our products and increasing demand for our products because of positive feedback and word of mouth. Customers may become dissatisfied if their expectations of beneficial effect after using our products are not met. Customers may also be dissatisfied if adverse events occur, such as equipment malfunction, inaccurate displays, or significant delays in response. Even if we were able to bring new products to the market, we may not be able to demonstrate the superiority of our products over competing products due to factors such as the emergence of alternative technologies to our proprietary technologies, including our wave control technology. If our products fail to meet our customers’ expectations or if our customers experience adverse events, they may be discouraged from repurchasing our products or referring others to purchase our products. In addition, dissatisfied customers may express their negative opinions through social media. Failure to meet our customers’ expectations and the resulting negative publicity could adversely affect our reputation and future sales.

Any costs or losses associated with the failure of product development or launch activities could also adversely affect our business and financial condition.

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

Our existing products are, and any new products we develop and commercialize will be, subject to intense competition. Our ability to compete successfully will depend on our ability to continue to apply our wave control technologies to develop innovative and practical solutions of societal problems in a timely and cost-effective manner. In addition, our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. Given the variety of our pipeline products, the number of companies with which we compete varies significantly depending on the geographic market, business segment and line of business. Some of our current and prospective competitors may enjoy a number of competitive advantages over us, including greater name and brand recognition; greater financial and human resources; larger R&D departments; broader product lines; larger sales forces and more established distributor networks; substantial intellectual property portfolios; larger and more established customer bases and relationships; the leverage to enter contracts on more favorable terms; and better established, larger scale and lower cost manufacturing capabilities. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially adversely affect our business, financial condition, and results of operations.

Our results of operations will be harmed if we are unable to accurately forecast customer demand for our product and product candidates.

Our estimates of the market for our products and product candidates are based on a number of internal and third-party estimates. Our ability to accurately forecast demand for our products and product candidates is subject to a number of factors, including our inability to accurately manage our growth strategy, the introduction of products by competitors, increases and decreases in customer demand for our products and competitors’ products, our inability to accurately predict market acceptance of new products, changes in general market conditions, including as a result of public health emergencies such as the COVID-19 pandemic, seasonal demands, regulatory matters or decreased customer confidence in current and future economic conditions.

While we believe that the data underlying our assumptions and estimates is reasonable, we have not independently verified the accuracy of the third-party data underlying our assumptions and estimates, and these assumptions and estimates may be incorrect. In addition, the conditions upon which the assumptions and estimates are based may change at any time, including due to factors outside of our control, which may reduce the predictive accuracy of these underlying factors. If the actual number of customers who benefit from our products, the price at which we are able to sell our products, or the annual addressable market for our products is smaller than our estimates, sales growth could be impaired and our business, financial condition and results of operations could be adversely affected.

Further, in order to ensure adequate supply, we must forecast our inventory needs and manufacture our products based on projected future demand. If forecasts do not materialize, inventory projections may be inaccurate, resulting in inventory shortages or excesses. Inventory levels that exceed customer demand could lead to inventory write-downs or write-offs, which could adversely affect our gross profit margins and damage our brand strength. Conversely, if we underestimate customer demand for our products, our manufacturing partners may not be able to provide us with supplies that meets our requirements, which could result in damage to our reputation and customer relationships. In addition, if our demand increases significantly, we may not be able to obtain additional supplies of materials or increased manufacturing capacity on terms acceptable to us when we need them, or at all, which could adversely affect our business, financial condition and results of operations.

If our products and product candidates do not perform as expected, our operating results, reputation and business will suffer.

Our products and product candidates may have design and manufacturing defects and/or labeling defects that prevent them from functioning as expected or may require repairs, recalls, and design changes. Further, the accuracy and reproducibility that we have demonstrated in tests with respect to our products and product candidates may not continue and is not indicative of our actual future performance. There is a limited frame of reference for assessing the long-term performance of our products and product candidates. If our products do not perform as expected, customers may delay deliveries, terminate additional orders, or demand product recalls, each of which could adversely affect our sales and brand and adversely affect our business, financial condition and results of operations. Our future success depends on our ability to implement our business strategy and to develop and introduce a version of our products that meet the evolving needs of our customers in a timely manner. If we are unable to establish an adequate distribution, customer service or technical support network, we may not be able to effectively market and distribute our products or our customers may decide not to order our products. Any operational, technical, user or other problems could adversely affect performance, damage our reputation, affect the commercial attractiveness of our products, increase costs or divert resources, including management’s time and attention from other projects or priorities. Any of the above could have a material adverse effect on our business, financial condition, and results of operations.

We may face significant challenges in obtaining market acceptance of our product and product candidates, which could adversely affect our potential sales and revenues.

We are currently developing a market and customer base primarily in Japan for our products or product candidates. The level of market acceptance of our products by customers and potential customers is uncertain, and if we do not achieve sufficient market acceptance, our ability to generate revenue and profits will be significantly limited. Market acceptance will require substantial marketing efforts and the expenditure of significant amounts of money by us to communicate the benefits of using our products. We may encounter significant market resistance to our products and our products may not be accepted by the market. Our products and technologies may not achieve the expected reliability, performance and durability. Orders for our products may be cancelled, customers who have begun using our products may stop using them, and customers who are expected to begin using our products may not do so. Factors that may affect our ability to achieve market acceptance of our products include whether the product is effective, correctly priced, and safe.

If we cannot provide quality customer and user support for our products once they are sold and delivered to our customers, we could lose customers and our business and prospects will suffer.

Once our products have been delivered to our customers, ongoing customer and user support may be needed and can be complex. For example, we expect many of our potential users for kikippa to be the elderly. Therefore, we will require additional customer support and user support personnel to cater to such population group. In order to effectively support potential new customers and eventual users, we may need to significantly increase our customer and user support staff and provide them with the requisite training for the specific targeted customers and users. If we are unable to attract, train and retain the number of qualified customer and user support personnel that our business requires, our business and prospects may be harmed.

Quality problems with, and product liability claims in connection with, our products could lead to recalls or safety alerts, harm to our reputation, or adverse verdicts or costly settlements, and could have a material adverse effect on our business, financial condition and results of operations.

Quality is critical to us and our customers because product defects can have serious and costly consequences. Our business is exposed to the potential product liability risks inherent in the design, manufacture, and sale of our products. Component failures, manufacturing defects, design flaws, and labeling defects can result in unsafe conditions and injuries to users of our products. These problems could lead to a recall of our products or a safety alert. They could also lead to unfavorable judicial decisions or settlements arising from product liability claims or lawsuits, including class action lawsuits, which could adversely affect our business, financial condition, and results of operations. In particular, a material adverse event to any of our products could reduce market acceptance and demand for all products offered under our brands, which could adversely affect our reputation and our ability to sell products in the future.

High quality products are critical to the success of our business. If we fail to meet the high standards that we set for ourselves and that our customers expect of us, and if our products become the subject of recalls, safety alerts or other serious adverse events, our reputation could be harmed, we could lose customers and our revenues could decline.

In addition, any product liability claims brought against us, regardless of the basis for such claims, could be costly to defend and settle. Any of the issues, including product liability claims and product recalls, may arise in the future. Regardless of the ultimate outcome, this could damage our reputation and have a material adverse effect on our business, financial condition, and results of operations.

The illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our net sales and a negative impact on our reputation and business.

Third parties may illegally distribute and sell counterfeit versions of our products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our authentic products and/or the counterfeit products could pose safety risks that our authentic products would not otherwise present to consumers. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and/or value of our brand and cause consumers to refrain from purchasing our products in the future, which could adversely affect our reputation, business, financial condition, and results of operations.

We believe our trademarks, patents, and other intellectual property rights are extremely important to our success and our competitive position. While we devote significant resources to the registration and protection of our intellectual property and the protection of our brand image and plan to aggressively pursue entities involved in the trafficking and sale of counterfeit products and the unauthorized diversion of our products, we may be unable to eliminate all counterfeiting activities and unauthorized product diversion, both of which could have a negative impact on our reputation and adversely affect our business, financial condition and results of operations.

If we are unable to successfully expand our sales and marketing to match our growth, our business may be adversely affected.

Our future sales will largely depend on its ability to develop and significantly expand our sales channels and sales force and increase the scope of our marketing activities. We plan to carefully expand and optimize our sales infrastructure and network in order to grow our customer base and business. Our business could be adversely affected if our efforts to expand our sales channels and sales force do not result in a commensurate increase in revenue and a decline in our operating margin. In particular, if we are unable to engage, train and retain qualified sales partners and personnel, or if new sales partners and personnel are unable to achieve desired productivity levels within a reasonable period of time, we may not realize the expected benefits and may not be able to increase our revenues.

We plan to devote significant financial and other resources to our marketing programs, which may result in significant upfront costs. If our marketing activities and expenditures do not result in a commensurate increase in revenue, our business and gross profit may be adversely affected.

We also believe it is important to increase and maintain awareness of our brands in a cost-effective manner in order for our products to be widely accepted and to attract new customers. Even with our brand promotion activities, we may not be able to increase our revenue due to lack of customer awareness. Even if revenues do increase, they may not be able to offset the costs and expenses incurred by us in building our brands. If we are not successful in promoting, maintaining, and protecting our brands, we may not be able to attract or retain the customers we need to realize a sufficient return on our brand-building efforts, and we may not be able to achieve the brand awareness that is essential for our products to be widely accepted by our customers.

We have had significant customer concentration, and this concentration may continue if we fail to diversify our customer base by successfully commercializing our products and product candidates.

We have generated a significant portion of our revenue from commissioned research and development and solution services, including under our collaboration agreements for our existing products. During the fiscal year ended April 30, 2022, three customers accounted for approximately 54.3% of our total revenue. During the fiscal year ended April 30, 2023, three customers accounted for approximately 43.4% of our total revenue. Additionally, as of April 30, 2022, two customers’ account receivable accounted for 59.8% and 10.1% of the total outstanding account receivable balance. As of April 30, 2023, two customers’ account receivable accounted for 33.2% and 14.0% of the total outstanding accounts receivable balance. The concentration of customers could leave us exposed to the risks associated with the loss or default of one or more of these significant customers, which would materially and adversely affect our revenue and results of operations. If these customers were to default in their payment obligations under our collaboration agreements, significantly reduce their relationship with us, or if we are unable to replace any lost revenue through the sale of our products and services to additional customers, our financial condition and results from operations could be negatively impacted, and such impact would likely be significant. We expect to diversify our revenue base by commercializing our products including our products targeting consumer markets. This diversification of revenues from product sales is expected to mitigate the risk of continued customer concentration. However, if we fail to successfully commercialize our products, our dependence upon a limited number of customers could continue.

Our ability to expand our product offerings and introduce additional products and services may be limited, which could have a material adverse effect on our business, financial condition, and results of operations.

There can be no assurance that we will be successful in further commercializing our products, developing or commercializing our product candidates, and expanding our product offerings, or that demand for our products will increase in the future. Entering new markets may require us to compete with new companies, meet customer expectations, and comply with new and complex regulations with which we are not familiar. Therefore, significant resources must be invested in market research, legal counsel, and organizational infrastructure, and the return on such investments may not be achieved for several years, if ever. In addition, failure to comply with applicable regulations or obtain the necessary licenses may result in fines and penalties. We also may not be able to demonstrate the value of our new products to our customers, which could impair our ability to successfully generate new revenue streams or receive returns greater than our investments. If these risks materialize, they could have a material and adverse effect on our business, financial condition, and results of operations.

We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of certain of our products and product candidates, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of our products.

Collaborations with strategic partners such as established companies in their respective markets are necessary to successfully commercialize our existing and future products, and substantially all our revenue to date has been generated from research and development service contracts and collaboration agreements. In the near term, we expect revenue from collaborations may continue to represent a significant portion of our revenue, but are expected to represent a declining proportion as our revenue from product sales is expected to increase over time.

The terms of certain of our collaboration agreements include one or more of the following: joint ownership of the new intellectual property; assignment of the new intellectual property to either us or the collaborator; or either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator and other restrictions on our sole use of developments, such as non-competes. Such collaboration agreements also typically include one or more of the following payment terms: payments for the research and development services to be performed, milestone payments to be received upon the achievement of the milestone events defined in the agreements, and revenue-sharing and royalty payments. These exclusivity, revenue-sharing and other similar terms limit our ability to commercialize our products and technology on our own or with third parties and may impact the size of our business or our profitability, including in ways that we do not currently envision. For example, our collaboration agreements currently, and future agreements could, result in restrictions on our ability to use, transfer, or license intellectual property developed, or technology discovered through the collaborations, which now and may in the future restrict our ability to commercialize certain products. Please see “Item 4.B.

Business Overview — Intellectual Property” for more information. Even if certain of our products are commercialized pursuant to such agreements, the commercial returns, including any revenues and expenses derived from or allocable to products incorporating any developed intellectual property, may be shared between the parties, further reducing our potential future revenue or profitability.

Additionally, suitable collaborators might be scarce. Whether or not we pursue a collaboration will depend on a few of factors, including our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and their interest in our product or services. The collaborator must also, in turn, evaluate several factors, such as our technical and commercial capabilities as a partner, the potential market for the subject product, the costs and complexities of manufacturing and delivering the product to the market, and the potential for competing products. The collaborator may also consider alternative product or technologies for similar applications that may be available to develop internally or to collaborate on with another partner and whether such alternative approaches could be more attractive than the proposed collaboration with us for our product. The competition for collaborators is intense.

Even if a suitable collaboration partner is identified, the negotiation process is time-consuming and complex, and the collaboration may not be on terms that are optimal for us. Any such collaboration may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention to manage a collaboration, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers, or customers of any acquired business due to changes in management and ownership, and the inability to retain key employees of any acquired business.

Many factors may impact the success of such collaborations, including our ability to perform our obligations, our collaborators’ satisfaction with our products and services, our collaborators’ participation, and interest in supporting commercialization of products, and exposure to the risks of our collaborators. Like us, many of our collaborators are exposed to several risks, any of which could impact their ability to fulfill their obligations under our collaboration agreements, which in turn would adversely impact our ability to derive the anticipated benefits from these collaboration agreements. In addition, most of these agreements do not affirmatively obligate the other party to commercialize a product we have developed for them or to purchase specific quantities of any products. Some agreements do not require funding all research and development costs necessary to bring products to market. We may encounter numerous uncertainties and difficulties in developing, manufacturing, and commercializing any new products subject to these collaboration arrangements that may delay or prevent us from realizing their expected benefits or enhancing our business. Further, we may in the future have disputes with our collaborators, which may harm these relationships or require us to settle the disputes on unfavorable terms.

Any failure or difficulties in maintaining existing collaboration arrangements, establishing new collaboration arrangements, or building up or retooling our operations to meet the demands of our collaboration partners could have a significant negative impact on our business, including our ability to commercialize or achieve commercial viability for our products, lead to the inability to meet our contractual obligations, and could cause us to allocate or divert capital, personnel and other resources from our organization which could adversely affect our business, financial condition, results of operations, prospects, and reputation.

We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product manufacturing and distribution, and these third parties may terminate these agreements or not perform satisfactorily.

We do not have our own manufacturing facilities or capabilities for our products. We currently rely, and expect to continue to rely, on third parties to scale-up, manufacture and supply our products and product candidates including for SonoRepro, kikippa, VUEVO, and iwasemi. We also expect to rely on third parties for distribution, including our sales partners and their vendors. Risks arising from our reliance on third-party manufacturers include:

•

reduced control and additional burdens of oversight as a result of using third-party manufacturers and distributors for many aspects of manufacturing activities, including regulatory compliance, quality control and quality assurance;

•

termination of manufacturing agreements, termination fees associated with such termination, or nonrenewal of manufacturing agreements with third parties may negatively impact our planned development and commercialization activities;

•	the possible misappropriation of our proprietary technology, including our trade secrets and know-how; and

•

disruptions to the operations of our third-party manufacturers, distributors, or suppliers unrelated to our product, including the merger, acquisition, or bankruptcy of a manufacturer or supplier or a catastrophic event, including disruption resulting from public heath emergencies such as the COVID-19 pandemic, affecting our manufacturers, distributors, or suppliers.

Any of these events could lead to development delays or affect our ability to successfully commercialize our products and product candidates. Some of these events could be the basis for action by a regulatory authority, including injunction, recall, seizure or total or partial suspension of production.

If any third-party manufacturer terminates its engagement with us or fails to perform as agreed, we may be required to find replacement manufacturers or develop our own manufacturing capabilities. Although we believe that there are several potential alternative manufacturers available to us for the manufacture our products and product candidates, we may incur significant delays and added costs in identifying, qualifying, and contracting with any such third party or potential second source manufacturer. These delays could result in a suspension or delay of marketing our products and of developing or marketing our product candidates.

We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We rely heavily on our senior management and key personnel. Our success depends on our ability to retain senior management, retain qualified personnel, including R&D personnel and sales and marketing professionals and other highly skilled personnel, for the foreseeable future, and integrate current and additional talent in all departments. The loss of senior management, sales and marketing professionals, scientists, engineers, and contractors could result in delays in product development and adversely affect our business. If we are not successful in attracting and retaining qualified personnel, our business, financial condition, and results of operations could be adversely affected.

There is intense competition for skilled personnel in our markets, and we may not be able to hire and retain talented personnel on acceptable terms or at all. To encourage valuable employees to stay with us, in addition to salary and cash incentives, we have issued and will continue to issue stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price over which we have no control and may be insufficient to compete with more favorable offers from other companies. Despite our efforts to retain valuable personnel, members of our management and key employees may terminate their employment with us in a short period of time.

Many of the other companies with which we compete for talented personnel may have greater financial and other resources, and longer histories in the industry than we do. If we hire employees from competitors or other companies, their former employers may attempt to claim that these employees or we have violated our legal obligations, which could result in a waste of our time and resources and could result in claims for damages. Our competitors may also provide opportunities, career growth or other characteristics more attractive than we can offer. If we are unable to attract and retain quality candidates on an ongoing basis, our ability to discover, develop, and commercialize our wave control technologies and related products will be limited in percentage and success rate.

In addition, job seekers and existing employees often consider the value of the equity compensation they receive in connection with their employment. If the value of our equity compensation declines because we are a public company or for any other reason, our ability to recruit and retain highly skilled employees may be impaired.

If we are unable to attract new personnel or retain and motivate our current personnel, our business, financial condition, and results of operations will be adversely affected.

We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing this growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

As of May 31, 2023, we had 78 full-time employees. As our sales and marketing strategy evolves and we become a publicly traded company, we expect to require additional management, operations, sales, marketing and other personnel. Future growth will place significant responsibilities on our management team, including responsibilities to:

•	identify, recruit, integrate, retain, and motivate additional employees;

•	effectively manage internal development efforts while complying with contractual obligations with contractors and other third parties; and

•	improve operational, financial, and administrative controls, reporting systems, and procedures.

Since our inception, we have experienced growth and expect to experience further growth in our business operations. This future growth may place a strain on our organizational, administrative, and operational infrastructure, including our quality control, operations, financial, customer service and sales organization management. We anticipate that we will continue to increase our headcount and hire more specialized personnel as our business grows. To properly manage our growth, we will need to hire, train and manage additional qualified scientists, engineers, laboratory personnel, customer service representatives, and sales and marketing personnel. Rapid expansion of human resources means inexperienced people developing, marketing, and selling our products, which can lead to inefficiencies, unanticipated costs, poor quality, and operational disruptions. If the performance of new hires declines, if we fail to hire, train, manage and integrate these new hires, or if we are not successful in retaining our existing employees, our business could suffer. We may not be able to maintain the quality of our products or our expected delivery dates, and we may not be able to meet the demands of our growing customer base. To properly manage our growth, we need to continuously improve our control systems in the areas of operations, finance, and management, as well as improve our reporting systems and procedures. The time and resources required to implement these new systems and procedures are uncertain, and failure to complete them in a timely, efficient, and effective manner could have an adverse effect on our operations. In addition, as a public company, we will be obligated to establish and maintain effective internal controls over financial reporting, and failure to maintain the adequacy of these internal controls could adversely affect investor confidence in us and, as a result, the value of our common shares.

Matters relating to employment and labor law may adversely affect our business.

Various labor laws in Japan govern our relationship with our employees and affect our operating expenses. These laws include employment classifications such as employee, independent contractor and contract labor, minimum wage requirements, employer contributions to social security, unemployment insurance and workers’ compensation insurance, and other wage and benefit requirements. Substantial additional government regulation or the enactment of new laws, such as increases in minimum wages, changes in employment status or other labor law amendments, could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, the formation of a union by our employees could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, in the ordinary course of business, we are subject to claims by employees for compensation based on discrimination, harassment, unfair dismissal, and violations of labor laws. Such claims could result in the ongoing costs of litigation and significant settlements or damages against us that would require us to expend our resources, which could adversely affect our business, brand image, employee recruitment, financial condition, results of operations or cash flows.

If we or our third-party contractors experience significant technological or other disruptions, our business may be harmed.

We and our third-party contractors, including manufacturing contractors, rely on information technology systems to function efficiently in our or their businesses, including relating to the manufacture, distribution, and maintenance of our products, and for accounting, data storage, compliance, purchasing and inventory management. Our and our third-party contractors’ information technology systems are vulnerable to computer viruses, ransomware or other malware, attacks by computer hackers, failures while upgrading or replacing software, databases or their components, power outages, fire or other natural disasters, or damage or loss of data, or other natural disasters, hardware failures, communication failures and user errors, other malfunctions, and other cyberattacks. We and our third-party contractors may encounter unintended events where third parties gain unauthorized access to the systems, which may result in interruption of our or their operations, corruption of data, or leakage of our confidential information. If disruptions or security breaches result in the loss of or damage to our data or systems, or inappropriate or unauthorized access, disclosure, or use of confidential, proprietary or other critical information, we may be liable for compensation and may suffer reputational damage.

Technological interruptions could disrupt our operations, including our ability to conduct R&D, ship and track product orders in a timely manner, forecast inventory requirements, manage our supply chain and provide other appropriate services, or impair our customers’ ability to use our products. We will also rely heavily on transportation service providers to ensure that our products are transported reliably and safely point-to-point to our customers and users.

If carriers of our products encounter delivery performance problems such as lost, damaged, or destroyed systems, it can be costly to replace such systems in a timely manner. If this were to occur, our reputation could be harmed, demand for our products could decrease, and the costs and expenses of our business could increase. In addition, a significant increase in shipping costs could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service disruptions affecting the delivery services we use could adversely affect our ability to process product orders in a timely manner.

If we or our third-party contractors experience a material failure of our technological or delivery systems, we may not be able to repair such systems in an efficient and timely manner. Accordingly, such an event could disrupt or reduce the efficiency of our overall business, which could adversely affect our business, financial condition, and results of operations. Our information systems require us to continuously invest significant resources to maintain, protect and enhance our existing systems. If we are unable to effectively maintain and protect the integrity of our information systems and data, our business, financial condition, and results of operations could be adversely affected.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to shareholders and otherwise disrupt our operations and adversely affect our business, financial condition, and results of operations.

Our success will depend on our ability to grow our business, including through acquisitions. We may identify opportunities to establish and expand our industry leadership internationally through selective joint ventures or acquisitions to further leverage our differentiated technologies. In some situations, the decision may be made to do this through the acquisition of complementary businesses or technologies rather than through internal development. Identifying suitable acquisition candidates can be difficult, time-consuming, and expensive, and we may not be able to successfully complete the acquisitions we identify. The risks we face in connection with acquisitions are as follows:

•

the diversion of management’s time and focus from running the business to addressing the integration challenges of the acquisition, including whether how to integrate the acquired company’s employees and accounting, management information, human resources, and other management systems into the Company, and the coordination of technology, research and development, and sales and marketing functions;

•	the need to implement or improve controls, policies and procedures in businesses that may have lacked effective controls, policies and procedures prior to the acquisition;

•	the potential for write-downs of intangible and other assets acquired in such transactions, which could adversely affect our operating results;

•

incurring liability for the pre-acquisition activities of the acquired company, including patent and trademark infringement claims, violations of law, commercial disputes, tax liabilities and other known or unknown liabilities; and

•	litigation or other claims relating to the acquired company, including claims by terminated employees, consumers, former shareholders or other third parties.

If we are unable to address these risks and other issues that arise in connection with acquisitions and investments, we may not realize the expected benefits from the acquisition or investment, incur unexpected liabilities or otherwise harm our business. In addition, future acquisitions may result in the issuance of dilutive securities, incurrence of debt, incurrence of contingent liabilities, amortization or goodwill, any of which could adversely affect our financial condition. If any of these risks materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Insurance policies may be expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

Our business may expose us to product liability and other risks inherent in the development, testing, manufacturing, and marketing of our products. Product liability and other claims or incidents, such as regulatory claims, labor disputes, and cyber incidents and breaches, could delay or prevent the development and commercialization of our products. Even if we succeed in marketing products, such claims could result in regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes, and facilities or, our marketing materials and programs. We may potentially be subject to the PMD Agency or other regulatory authority’s investigations which could lead to fines or more serious enforcement action, limitations on which they may be used or suspension. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time, and our resources and substantial monetary awards to users of our products. We currently have insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to advancing our product candidates or marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, product liability and other types of insurance (such as cyber insurance) is becoming increasingly expensive and difficult to obtain. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability or other claims or incidents, including data breach and incidents, that could have an adverse effect on our business and financial condition.

Litigation and other legal proceedings may harm our business.

We have been and may in the future be involved in legal proceedings relating to patents and other intellectual property rights, product liability claims, false advertising and consumer protection law claims, employee claims, tort or contract claims, regulatory investigations, securities class actions, and other legal proceedings and investigations. Litigation is inherently unpredictable and may result in excessive or unexpected judgments or injunctions that could affect our business operations. We may be subject to judgments or settlements seeking monetary damages, agreements to change the way we operate our business, or both. The scope of these cases may expand, or additional lawsuits, claims, proceedings, or investigations may be brought against us in the future, which could adversely affect our business, financial condition and results of operations. Adverse media coverage of regulatory or legal actions against us, even if the regulatory or legal actions are unfounded or immaterial to our business, could damage our reputation and brand image, undermine customer confidence and reduce long-term demand for our products.

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

As of April 30, 2023, our outstanding debt was ¥1,034,445 thousand ($7,607 thousand). Our indebtedness could have a material impact on our business, including the following:

•	restricting our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt repayment, and the implementation of our growth strategy;

•

requiring us to devote a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, resulting in reduced availability of cash flow for working capital, capital expenditures, acquisitions, the implementation of our growth strategies and other general corporate purposes;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, government regulations and our business by limiting our ability to plan for and respond to change; and

•	placing us at a disadvantage compared to its competitors with less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our debt when it becomes due and to meet our other financing needs. If we are unable to meet our debt obligations, we may need to pursue one or more alternative strategies, such as selling assets, refinancing, or restructuring its debt, or selling additional debt or equity. In addition, if we must sell assets, our ability to generate revenue may be adversely affected.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of April 30, 2023, we had had a total of five loans with two Japanese financial institutions with an aggregate principal amount of ¥1,034,445 thousand ($7,607 thousand).

Covenants that may be included in future loan agreements may limit our access to future debt financing on which our business operations and expansion plans are partially dependent. If our revenues were to decrease significantly or our interest expense were to increase significantly, we may not have sufficient cash on hand. In addition, upon the occurrence of an event of default, we may not have sufficient cash to make the necessary prepayments or to raise additional funds on satisfactory terms through equity or debt issuances. In such an event, we may be required to delay, limit, curtail or terminate our business development and expansion efforts. As a result, our business, financial condition, and results of operations may be materially adversely affected.

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

Our future capital requirements will depend on a number of factors, including:

•	future revenues and profits resulting from the anticipated launch of new products;

•	the level of investment in research and development necessary to develop our technologies and products and to maintain and improve our technological position;

•	our ability and willingness to enter into new contracts with strategic partners and the terms of these contracts;

•	the cost of recruiting and retaining qualified personnel;

•	the time and cost required to obtain regulatory approvals, if any;

•	the costs of applying for, prosecuting, defending and enforcing trademarks, patents and other intellectual property rights;

•	the speed of our business growth;

•	the progress and results of our operations;

•	the development requirements of the businesses we pursue; and

•	the costs of our commercialization activities, including marketing and sales.

Due to the many risks and uncertainties involved in the development and commercialization of our products, we are unable to reasonably estimate the amount of capital expenditures and incremental operating expenses that our business will require. We may need to raise additional capital through public or private debt or equity financing to achieve a variety of objectives, including, but not limited to:

•	pursue growth opportunities, including overseas;

•	acquire complementary businesses;

•	make capital improvements to our infrastructure;

•	hire talented management and key employees;

•	respond to competitive pressures;

•	comply with regulatory requirements; and

•	maintain compliance with applicable laws.

If we raise additional capital through the sale of equity or equity-linked securities, existing shareholders’ ownership interest in us may be diluted and the market price of the ADSs representing our common shares may decline. The terms of the securities we issue in future capital transactions may be more favorable to new investors and may include the issuance of superior voting rights, warrants or other derivative securities, which could have a further dilutive effect. Convertible debt securities or other equity-linked securities may be subject to conversion rate adjustments or other anti-dilution protections, which may increase the number of shares available for issuance upon conversion due to certain events. If preferred shares are issued, there may be a preference with respect to the liquidation of dividends or a preference with respect to the payment of dividends, which could limit our ability to pay dividends to the holders of ADSs.

In addition, the debt and equity financing we require may not be available to us on favorable terms, or at all. If we are unable to obtain the additional capital we need, we may be forced to scale back our growth plans or reduce our existing operations, and if we are unable to generate sufficient revenues from our operations to continue our business, we may not be able to continue our operations. We may incur significant costs in raising future capital, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution costs, and other expenses. In addition, we may be required to record non-cash expenses in connection with certain securities issued by us, such as convertible bonds and warrants, which could adversely affect our financial condition. As such, holders of ADSs are subject to the risk that future issuances by us may result in a decline in the market price of ADSs and dilution of their holdings in us.

If we are unable to raise the necessary funds for our operations, we may not be able to develop and commercialize our technologies and products, which could have a material adverse effect on our business, liquidity and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of the ADSs.

The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Estimates are based on historical experience and a variety of assumptions that are believed to be reasonable in the circumstances. The results form the basis for judgments about the carrying amounts of assets, liabilities, equity, income, and expenses that are not readily apparent from other sources. For example, in connection with the revenue accounting standard (Accounting Standards Codification (ASC) Topic 606), management has made judgments and assumptions based on its interpretation of the new standard. The revenue standard is principles-based, and interpretations of those principles may vary from entity to entity based on their unique circumstances. In addition, interpretations, industry practices, and guidelines may change in the application of this standard. If the assumptions underlying the estimates and judgments related to critical accounting policies change, or if actual conditions differ from the assumptions, estimates and judgments, our results of operations could be adversely affected and could fall short of our published guidance or the expectations of securities analysts and investors, which could result in a decline in the market price of the ADSs.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

We and some of our suppliers, manufacturers, and customers are located in areas that have been or may be affected by natural disasters such as floods, typhoons, tsunamis, tornadoes, fires, earthquakes, volcanic eruptions, global pandemics such as COVID-19, war, and terrorism. Extreme weather events such as severe weather, resulting electrical or technological failures, or even a leak at a nuclear power plant could disrupt our operations and adversely affect our ability to sell our products and services. Any of these events could adversely affect our ability to sell our products and services, and any of them could affect customer trends and purchasing, which in turn could adversely affect our revenues, assets or business.

In addition, our business may be affected by force majeure events, such as natural disasters. Temporary or prolonged disruptions in the transportation of goods, delays in our goods and supplies, disruptions in our technical support or information systems, fuel or power shortages or sharp increases in fuel or power prices could increase the cost of doing business. These events could also have indirect consequences, such as increased insurance or tax costs, if they result in a material loss of property or other insurable losses. Any one or a combination of these factors could have an adverse effect on our business and financial results.

Negative conditions in the general economy both in Japan and globally, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation, recessions, international trade relations, pandemics (such as the COVID-19 pandemic), political turmoil, uncertain geopolitical conditions, natural catastrophes, warfare, and terrorist attacks could cause a decrease in business investments and consumer demand, and negatively affect the growth of our business. For example, global supply chain issues, such as semiconductor shortages, may adversely impact our business as we expand sales of electronic products based on our technologies. Additionally, inflation has accelerated in Japan and globally due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand as economies continue to reopen from restrictions related to the COVID-19 pandemic. An inflationary environment can increase our cost of labor, as well as our other operating costs, which may have a material adverse impact on our financial results. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased and are expected to increase further, inflation may continue. Further, increased interest rates could have a negative effect on the securities markets generally and increase the cost of capital to us, in particular, which may, in turn, have a material adverse effect on the market price of the ADSs.

Our long-term success depends, in part, on our ability to market and sell our products to customers located outside of Japan and our future international operations could expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

We have not sold any products or generated any revenue from customers located outside Japan but expect to do so as part of our growth strategy. We conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a business in an environment of multiple cultures, customs, legal systems, regulatory systems, and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Our operations in international markets may not develop at a rate that supports our level of investment. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees in foreign countries;

•	exposure to public health issues, such as the COVID-19 pandemic;

•	promoting our products to customers from different cultures, which may require us to adapt to sales and service practices necessary to effectively serve the local market;

•

compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable Japanese and foreign tax laws;

•	compliance with privacy, data protection, encryption, and information security laws;

•	credit risk and higher levels of payment fraud;

•	weaker intellectual property protection in some countries;

•	compliance with anti-money laundering, anti-bribery and anti-corruption laws;

•	currency exchange rate fluctuations;

•	tariffs, export, and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

•	foreign exchange controls that might prevent us from repatriating cash earned outside Japan;

•	economic or political instability in countries where we may operate;

•	increased costs to establish and maintain effective controls at foreign locations; and

•	overall higher costs of doing business internationally.

Our international operations may be subject to foreign governmental laws and regulations, which vary substantially from country to country. Further, we may be unable to keep up to date with changes in government laws and regulations as they change over time. Failure to comply with these laws and regulations could result in adverse effects to our business. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations and our internal policies, there can be no assurance that all our employees, contractors, partners, and agents will comply with these laws and regulations or our internal policies. Violations of laws or regulations by our employees, contractors, partners, or agents could result in litigation, regulatory action, costs of investigation, delays in revenue recognition, delays in financial reporting, financial reporting misstatements, fines, or penalties, any of which could have an adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation

We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. If we fail to comply with the government regulations relating to the promotion of such products, or to obtain any required approvals on a timely basis, we may incur fines, penalties, and consumer lawsuits and our business and growth prospects may be negatively impacted.

The PMDA is a Japanese law that establishes regulations to secure the quality, efficacy, and safety of medical products such as pharmaceuticals, cosmetics, and medical devices. Under this Act, if a company wants to market and manufacture medical devices, it is required to obtain a marketing and manufacturing license from the Minister of Health, Labor and Welfare and then to follow one of the following procedures depending on the type of medical device: (1) obtain approval from the Minister of Health, Labor and Welfare; (2) obtain certification from a private certification body who is registered by the Minister of Health, Labor and Welfare; or (3) submit a notification to the Minister of Health, Labor and Welfare. This Act also prohibits (a) false or exaggerated advertisements; (b) advertisements that may lead to the false impression that a physician or other person has certified the efficacy, effects or performance of the product; and (c) obscene advertisements with respect to medical devices. In addition, the Act against Unjustifiable Premiums and Misleading Representations stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers.

We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. As a result, we are prohibited by the applicable government regulations from marketing or labelling our products as intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, or to affect the structure or functioning of the bodies of humans or animals. For example, we are marketing SonoRepro and requires our distributors to market as a personal scalp care device without making any claims relating to hair growth or preventing hair loss. If we or, our distributors, fail to comply with these limitations, we may be subject to fines or other penalties, or may be prevented from selling our products without obtaining the required approvals. In addition, our marketing could be the target of claims of false or deceptive advertising or other criticism. Even if a consumer fraud claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products could adversely affect our sales, reputation, and growth prospects.

As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. Obtaining the approval of Minister of Health, Labor and Welfare for medical devices is typically a lengthy and expensive process, and approval could be uncertain. Foreign governments also regulate medical devices distributed outside Japan, whose approval can also be lengthy, expensive, and highly uncertain. None of our consumer personal care products or product candidates has received regulatory approval to be marketed and sold in Japan or any other country. To the extent that any regulatory approval is needed for our products, we may not be able to obtain, or may experience significant delays or costs in obtaining, regulatory approval for our products and even if approvals are obtained, complying on an on-going basis with numerous regulatory requirements will be time-consuming and costly. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

In addition, as part of our sales strategy, we have commenced selling a third-party medication used for treating hair loss on our e-commerce site in conjunction with selling SonoRepro in January 2023. To sell such medication, we are required under the PMDA to notify the public health center of the municipality which has jurisdiction over our store, apply for a license for the store-based distribution, and provide a notification to the public health center of the specified distribution before operating the store. We obtained the license in December 2022. In addition, under the Act, a pharmacist or a registered salesclerk of pharmaceuticals must be in charge of the storefront sales business, and the sales of pharmaceuticals must be conducted by a pharmacist or a registered sales representative of pharmaceuticals. These regulations could be costly to comply with and may delay our planned expansion of sales operations given our limited resources. If we fail to comply with these regulations, we may be subject to regulatory penalties such as fines, consumer claims, and negative publicity.

Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.

The markets where we sell and expect to sell our products may be heavily influenced by government regulations and policies. The governments may take administrative, legislative, or regulatory action that could materially interfere with our ability to sell our products in the manner we desire and/or to certain customers. The uncertainty regarding future standards and policies may also affect our ability to develop our products or to license our technologies to third parties and to sell products to our end users, which could have a material adverse effect on our business, financial condition and results of operations.

Our collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices, which may harm our business, financial conditions, results of operations and prospects.

During our business activities, we collect, use, store, disclose, transfer and otherwise process increasingly large amounts of personal information, including that of our employees, customers, and third parties with whom we do business. The collection, use, storage, disclosure, transfer and other processing of personal information is increasingly subject to a wide range of national and international laws and regulations regarding data privacy and security including those relating to the processing, safekeeping, and use of personal data, in respect of each of which the relevant regulators in Japan have a broad discretion to interpret the relevant laws and regulations. As we seek to expand our business, we are subject to, and may continue to be subject to, various data privacy and security laws, regulations, standards and contractual obligations in the jurisdictions in which we operate.

The Act on the Protection of Personal Information (the “APPI”) in Japan is to protect rights and interests of individuals, while balancing the usefulness of personal information. The APPI mainly concerns three situations: (i) acquisition and use; (ii) storage; and (iii) transfer of personal information. When personal information is acquired, the purpose of use must be notified to the individual or made public, except in cases where the purpose of use has been made public in advance. The purpose of use must be specified, and the acquired personal information must be used within the scope of such purpose of use. When storing personal information, it is necessary to manage it safely so that it will not be leaked. For the safe management, the APPI requires business operators holding others’ personal information to establish information security system. It includes establishment of fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, physical security control. Additionally, when transferring personal data to a third party, it is necessary, in principle, to obtain the consent of the principal in advance. In the event that an individual violates the above obligations under the APPI and also violates an improvement order issued by the Personal Information Protection Commission regarding this matter, a criminal penalty of “imprisonment for not more than one year or a fine of not more than one million yen” could be imposed on the individual who violated the law. In addition, a criminal penalty of “a fine of up to 100 million yen” could be imposed on the violating entity. A victim may file a claim for damages based on torts against the offending entity for damages caused by the leakage and for compensation. Furthermore, if there is a contractual relationship between the victim and the entity, and the leakage of personal information is judged to be a breach of contract, damages may be claimed for breach of contract.

When conducting tests of our products and product candidates, we face risks associated with the collection of subject data in a manner consistent with applicable laws and regulations, including the requirements and other similar regulatory bodies. We have not needed to, nor have we conducted clinical trials of our products or product candidates, which we currently do not and do not expect to market as medical devices. To the extent we need to conduct clinical trials in the future, we will collect personal health information which may subject us to additional regulatory requirements.

In many cases, these laws and regulations apply not only to our dealings with third parties, but also to the transfer of information between us and our affiliates and other parties with whom we do business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, which could adversely affect our business, financial condition, and results of operations. Regulatory frameworks for data privacy and security around the world are continually evolving and developing, and as a result, interpretation and enforcement standards and methods of enforcement may be uncertain for the foreseeable future.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, or contractual obligations, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in fraudulent, illegal, or unethical activities. Fraud by these parties could include intentional, reckless, or negligent acts, or fraudulent disclosures that violate (1) the laws of the Pharmaceuticals and Medical Devices Agency and other similar regulatory bodies, including laws requiring true, complete and accurate reporting of information to such bodies; (2) manufacturing standards; (3) anti-fraud laws; or (4) laws requiring true, complete and accurate reporting of financial information or data. This may also include intentional, reckless, or negligent acts or fraudulent disclosures to the Company in violation of the above laws and regulations. This may also include breach of any contracts we have entered such as our employees or contractors disclosing our collaborators’ trade secrets to others and causing us to breach our confidentiality obligations to our collaborators.

It is not always possible to identify and deter fraudulent, illegal, or unethical activities by our employees or other third parties, and the precautions we take to detect and prevent such activities may not be effective in limiting unknown or uncontrolled risks or losses or in protecting us from government investigations or other actions or lawsuits arising from noncompliance with such laws and regulations or breach of any contracts we have entered into. If such lawsuits are brought against us and we are not successful in defending or asserting our rights, these lawsuits could result in the imposition of significant fines or other sanctions, including civil, criminal or administrative penalties, damages, monetary fines, disgorgement and imprisonment. These sanctions could adversely affect our ability to operate our business and our results of operations. Regardless of whether we are successful in defending against such lawsuits or investigations, we may incur significant costs, including legal fees and reputational damage, and management’s attention to defending against such claims and investigations may adversely affect our business, financial condition, and results of operations.

Changes in tax law and regulations may have a material adverse effect on our business, financial condition, and results of operations.

The rules and regulations dealing with taxes including corporate, local and enterprise taxes in Japan are constantly under review by governmental agencies. Changes in tax laws may adversely affect us or the holders of our common shares. Future changes in tax laws could have a material adverse effect on our business, financial condition, results of operations and cash flows. Investors are urged to consult with their legal and tax advisors regarding the impact of potential changes in tax law on their investment in the ADSs.

Risks Related to Our Intellectual Property

The failure to enforce and maintain our patents, trademarks and protect our other intellectual property could materially adversely affect our business.

We own various patents, trademarks, trade secrets, know-how, and similar intellectual property essential to our success. The success of our business strategy depends on our ability to continue to use our existing intellectual property to leverage our technologies to develop and commercialize our products and product candidates.

To protect or enforce our patents and other intellectual property rights, we may be required to initiate patent or other intellectual property proceedings (such as infringement or interference suits) against third parties. These proceedings may be costly, time-consuming and may divert management’s attention from other business concerns. There is also a risk that these lawsuits may invalidate or narrowly interpret our patents or that our patent applications may not be issued. In addition, these lawsuits may induce the defendants to bring claims against us. There can be no assurance that we will prevail in any such litigation or proceeding, or that any damages or other remedies awarded to us will be commercially valuable, if any.

If our efforts to protect our intellectual property are inadequate, or if third parties misappropriate or infringe on our intellectual property, whether in print, on the Internet or in other media, or if our employees or contractors intentionally or inadvertently leaked our trade secrets, the value of our technologies and brands may be harmed. This could have a material adverse effect on our business, such as weakening the competitive position of our products in the market. There can be no assurance that all measures we have taken to protect our intellectual property in Japan and in any relevant foreign countries outside Japan, will be adequate. In addition, in light of our intention to expand our business internationally, some foreign laws do not protect intellectual property rights to the same extent as Japanese laws. Any infringement of our trademarks, trade secrets or other intellectual property could have a material adverse effect on our business, financial condition, and results of operations.

Even if resolved in our favor, litigation or other legal proceedings related to intellectual property claims could result in significant costs and could divert our management and other personnel from their normal responsibilities. In addition, the results of hearings, motions or other interim proceedings or developments may be made public, and if securities analysts or investors perceive these results negatively, it could have a material adverse effect on the price of our common shares. Such litigation or proceedings could significantly increase our operating losses and reduce the resources available for research and development activities and future sales, marketing, and distribution activities. We may not have sufficient financial or other resources to properly pursue such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation and proceedings more effectively than we can because they have greater financial resources and a more mature and developed portfolio of intellectual property rights. Uncertainties arising from the initiation and continuation of patent litigation and other proceedings may impair our ability to compete in the marketplace. The foregoing could adversely affect our business, financial condition, and results of operations.

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

We rely heavily on our trademarks to build and maintain the integrity of our brands. Our registered and unregistered trademarks and trade names may be challenged, infringed, circumvented, declared generic or found to be in violation or infringement of other trademarks. Although we use these trademarks and trade names to increase our visibility among potential partners and customers in markets in which we have an interest, we may not be able to protect our rights. The use of trade names or trademarks like ours by competitors or other third parties may interfere with the establishment of our brand identity and may cause market confusion. In addition, other trademark owners may file claims against us for infringement or dilution of their trade names or trademarks. In the long run, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights relating to trademarks, trade secrets, domain names and other intellectual property may be ineffective and may result in the diversion of significant costs and resources, which could adversely affect our business, financial condition, and results of operations.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition and results of operations.

Our employees, consultants and advisors may be currently or have been employed or engaged by universities or our competitors and potential competitors. While we strive to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, there may be instances in the future where we or these individuals may be subject to claims that they have inadvertently or otherwise used or disclosed the intellectual property, including trade secrets or other proprietary information, of a current or former employer. We may be subject to claims that we or these people have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of current or former employers. They may also be subject to claims in the future that they have breached non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail to defend against such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and human resources, which may adversely affect our business, financial condition, and earnings. In addition, even if we are successful in defending ourselves against such claims, we may incur significant costs for litigation, which may hinder our business operations.

In addition, although it is our policy to require employees and contractors who may be involved in the conception or development of intellectual property to enter into agreements to assign such intellectual property to us, we may not be able to enter into such agreements with each of the parties who conceived or developed the intellectual property that we consider to be our own. In addition, there is a possibility that the transfer of intellectual property rights may not be possible. It is also possible that the assignment of intellectual property rights may not be self-contained or that the assignment agreement may be breached, and that we may be forced to file claims against third parties or defend claims brought by third parties against us to determine ownership of what we consider to be its intellectual property. Such claims could adversely affect our business, financial condition and results of operations.

Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.

We are party to collaboration agreements with other companies, pursuant to which we provide research and development services but have no ownership rights or co-ownership rights, to certain intellectual property generated through the collaborations. We may enter into additional collaboration agreements in the future, pursuant to which we may have no ownership rights, or only co-ownership rights, to certain intellectual property generated through the future collaborations. If we are unable to obtain ownership or license of such intellectual property generated through our prior, current, or future collaborations and overlapping with, or related to, our own proprietary technology or product candidates, then our business, financial condition, results of operations and prospects could be materially harmed. As some of our intellectual properties are jointly developed with and co-owned by third parties, in those cases we may be required by our collaboration agreements to obtain the third parties’ consent to use or license the co-owned intellectual properties as desired by us. If we cannot obtain the third parties’ consent in a timely manner or at a cost acceptable to us, our ability to commercialize those intellectual properties may be restricted.

Our collaboration agreements typically contain certain obligations that require us to design certain products for our collaborators with respect to certain specific targets over a specified period. Despite our best efforts, our prior, current or future collaborators might conclude that we have materially breached our collaboration agreements. If these collaboration agreements are terminated, or if the underlying intellectual property, to the extent we have ownership or license thereof, fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technology identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a collaboration agreement, including:

•	the scope of ownership or license granted under the collaboration agreement and other interpretation related issues;

•

the extent to which our technology and product candidates infringe on intellectual property that is or will be generated through the collaboration, to which we do not have ownership or license under such collaboration agreement;

•	the assignment or sublicense of intellectual property rights and other rights under the collaboration agreement;

•	our diligence obligations under the collaboration agreement and what activities satisfy those diligence obligations; and

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our current or future collaborators.

In addition, collaboration agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our obligations under the relevant agreements, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have owned, co-owned or in-licensed under the collaboration agreements prevent or impair our ability to maintain our current collaboration arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm our business, financial condition, and results of operations.

It is uncertain to what extent our intellectual property rights will be protected in the future because they are limited and may not adequately protect our business or enable us to maintain our competitive advantage. For example:

•

other companies may manufacture products that are like or utilize similar technology to our current and future products but are not covered by our patent claims, or that incorporate public domain technology contained in our current and future products;

•	we or our current and future licensors or collaborators may not be the first to file patent applications covering us or our inventions;

•	our current or future pending patent applications may not lead to issued patents;

•	there may be prior disclosures that could invalidate our patents or portions of our patents;

•

there may be unpublished applications or secretly maintained patent applications that subsequently issue claims covering current and future products of the Company or technology like the Company’s technology;

•

our patents or patent applications may omit persons who should be listed as inventors or include persons who should not be listed as inventors, which could result in these patents or patents issuing from these patent applications being invalid or unenforceable. This may result in these patents, or patents issued from these patent applications, becoming invalid or unenforceable;

•	issued patents in which we hold rights may become invalid or unenforceable, including as a result of litigation by competitors or other third parties;

•	the claims of our patents or patent applications, if issued, may not cover our current and future products and technologies;

•

foreign laws may not protect our proprietary rights or the rights of prospective licensors or collaborators to the same extent as U.S. laws, and our competitors or other third parties may conduct research and development activities in countries where we do not have patent rights, and use the information obtained therefrom to develop competitive products for sale in our major commercial markets;

•

the inventors of our patents or patent applications may become involved with competitors, develop products, prototypes, or processes designed to circumvent our patents, or otherwise antagonize us or the patents or patent applications for which they are named as inventors; or

•	we may choose not to apply for patents to maintain certain trade secrets or know-how, and third parties may later apply for patents covering such intellectual property.

Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for its current and future products, we rely on unpatented trade secrets, know-how and continuous innovation to establish and maintain its competitive position, particularly in cases where patent protection is not appropriate or cannot be obtained. Trade secrets and know-how can be difficult to protect. We strive to protect such proprietary information through confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties, as well as invention assignment agreements with our employees. Confidentiality agreements are intended to protect our proprietary information and, in the case of agreements or clauses involving invention assignment, to grant us ownership of technology developed through relationships with employees or third parties.

We cannot assure you that we have entered into such agreements with each party that has or may have access to our trade secrets or proprietary information. Further, despite such efforts, it is possible that one of these parties may breach the agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain an adequate remedy for such breach. Enforcing claims that a party has illegally disclosed or misappropriated a trade secret can be difficult, costly, and time-consuming, and the outcome is unpredictable. In addition, if our trade secrets were disclosed to competitors or other third parties, or developed independently by third parties, our competitive position would be materially impaired. Furthermore, these trade secrets, know-how and proprietary information are likely to spread within the industry over time through independent development, publication of journal articles describing the methodology, and the transfer of personnel from academic to industrial scientific positions.

We also strive to maintain the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. Although we rely on these people, organizations, and systems, our contracts and security measures may be breached, and we may not have adequate remedies in the event of a breach. There is also a possibility that our trade secrets may become known to our competitors or be independently discovered. To the extent that our employees, consultants, contractors or subcontractors use intellectual property owned by others in performing their work for us, disputes may arise with respect to related or resulting know-how or invention rights, which could adversely affect our business, financial condition and results of operations.

If our third-party manufacturing partners do not respect our intellectual property and trade secrets and produce competitive products using our designs or intellectual property, our business, financial condition and results of operations would be harmed.

We do not have our own manufacturing facilities or capabilities for our products. We currently rely, and expect to continue to rely, on third parties to scale-up, manufacture and supply our products and product candidates including for SonoRepro, kikippa, VUEVO, and iwasemi. While our manufacturing agreements generally prohibit our manufacturing partners from misappropriating our intellectual property or trade secrets or using our designs to manufacture products for competitors, we may be unsuccessful in monitoring or enforcing our intellectual property rights. It is possible that counterfeit products may be found in the marketplace that are manufactured by our manufacturing partners, and any measures we take to stop counterfeit products may not be successful. In addition, customers who purchase these counterfeit products may experience product defects or malfunctions, which could damage our reputation and brand and cause us to lose future sales. As a result of the above, our business, financial condition and results of operations may be adversely affected.

Risks Related to Cybersecurity

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We rely on computer systems and network infrastructure throughout our operations. We use the server of a third-party hosting service provider. Our operations depend on our ability to protect our computer equipment and systems from damage from physical theft, fire, power outages, telecommunications failures, and other catastrophic events, as well as from internal and external security breaches, viruses, worms, and other destructive problems. Any disruption to our operations due to damage to or failure of our computer systems, network infrastructure or servers could have a material adverse effect on our business and could subject us to regulatory action or litigation. A significant network breach in the security of these systems because of ineffective operation of these systems, maintenance issues, upgrades, or migrations to new platforms, or cyberattacks or other failures to maintain an ongoing and secure cyber network could result in further damage, delays in customer service, and reduced efficiency in our operations. This could include the theft of our intellectual property and trade secrets, improper use of personal information, and other forms of identity theft. While we utilize our own personnel and various hardware and software to monitor our systems, controls, firewalls, and encryption, and intend to maintain and upgrade our security technology and operating procedures to prevent damage, breaches and other disruptions, there is no guarantee that these security measures will be successful. Any such claims, proceedings or actions by regulatory authorities, or adverse publicity resulting from such claims, could adversely affect our business and results of operations.

We use information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technology increases, cyber incidents, including intentional attacks and unauthorized access attempts to computer systems and networks, are becoming more frequent and sophisticated. These threats pose a risk to the security of our systems and networks, and to the confidentiality, availability and integrity of data that is critical to our business and business strategy. There can be no assurance that we will be successful in preventing cyberattacks or successfully mitigating their effects. Despite the implementation of security measures, our computer systems and our current and future third-party service providers are susceptible to damage or interruption due to hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, telecommunications, equipment, and electrical failures. There is no guarantee that we will be able to promptly detect such events. If such an event occurs, we will have a difficult time responding to it. Unauthorized access, loss, or dissemination could disrupt our operations, including our research and development activities, the processing and preparation of our financial information and our ability to manage various general and administrative aspects of our business. To the extent that such disruptions or security breaches result in loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary, or personal information, we could be subject to liability, reputational damage, poor performance, or regulatory action by the government authorities where we operate. Any of these could have an adverse effect on our business.

Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential customer, employee, Company and business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the normal course of our business, we may collect, process, and store sensitive data, including our own business information; information about our customers, suppliers, and business partners; and personally identifiable information about our customers and employees that resides in our data centers and on our networks. The secure processing, maintenance and transmission of this information is essential to our business operations. We also depend on the information technology systems of third parties for the analysis, data storage, and communication. We currently do not have redundant information technology systems.

We rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission, and storage of sensitive information. Despite the security measures and ongoing vigilance, we have in place to protect sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, hacker attacks, vandalism, computer viruses, loss or misplacement of data, human error, or other malfunctions and attacks. Such breaches may compromise our network and information stored therein may be accessed, disclosed, lost, or stolen. For example, in the second calendar quarter of 2022, we discovered an unauthorized use of our account with a third-party service provider which resulted in improper billing to us. We promptly initiated an investigation after the incident with the assistance of outside experts. The investigation found no evidence of virus infection or unauthorized access. We also do not believe that there was any breach of personally identifiable information or information of our business partners as such information was not stored on the third-party server. Following the incident, we have taken measures to enhance our system and password security but there is no guarantee that the measures we have taken and will take in the future will be adequate in fending off cyber- attacks or compromises. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of a breach or compromise. Technological interruptions would also disrupt our operations, including our ability to timely deliver and track product or service orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our products or services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner and such events may disrupt or reduce the efficiency of our entire operation for a prolonged period. The occurrence of these incidents could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to our control environment, diminished employee productivity, and unanticipated increases in costs, including substantial legal costs in connection with the defending of any lawsuits that may arise from such incidents.

Currently, we carry insurance policies to mitigate certain potential losses, but this insurance is limited in amount, and we cannot be certain that such potential losses will not exceed policy limits. In addition, we cannot be certain that insurance for cybersecurity incidents will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. It could be difficult to predict the ultimate resolution of any such incidents or to estimate the amounts or ranges of potential loss, if any, that could result therefrom. We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could negatively affect our business, financial condition and results of operations.

Risks Related to Ownership of the ADSs

We are an “emerging growth company” and, because of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and the ADSs may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure about executive compensation arrangements pursuant to the rules applicable to emerging growth companies, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We would cease to be an “emerging growth company” upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the fiscal year during which our annual gross revenues are $1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

We cannot predict if investors will find the ADSs less attractive as a result of our taking advantage of these exemptions. If some investors find the ADSs less attractive as a result of our choices, there may be a less active trading market for the ADSs and our stock price may be more volatile.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion and Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

If key shareholders decide to vote together, as a group, in the future, they could have substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.

Our directors, executive officers, and founders and their respective affiliates currently own beneficially approximately 55.3% of our outstanding common shares. To the Company’s knowledge, there are no shareholder or voting agreements among our shareholders, nor none contemplated. As a result, we are not a “controlled company,” as defined under Nasdaq Corporate Governance Rule 5615(c)(1). However, if certain of our significant shareholders decide, in the future, to act together, such that they comprise more than 50% of our outstanding voting shares, they will be able to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Any such concentration of ownership may have the effect of delaying or preventing a change in control of the Company and might affect the market price of our common shares represented by ADSs.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing standards of Nasdaq as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” Further, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors.

Pursuant to Section 404 of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time-consuming. As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we would not have incurred as a private company. We expect to be subject to the reporting requirements of the Securities Exchange Act, other rules and regulations of the SEC, and the rules and regulations of any trading market on which our securities may be listed or traded. The costs of proper reporting as a public company are significant, and compliance with the various reporting and other requirements applicable to public companies requires significant time and attention on the part of management. For example, the Sarbanes-Oxley Act, the SEC and the rules of the national securities exchanges impose various requirements on public companies, including requirements to establish and maintain effective disclosure and internal controls. Our management and other personnel must devote a significant amount of time to these compliance efforts. These rules and regulations continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and expensive for us to obtain directors’ and officers’ liability insurance, and we may have to accept reduced limits of coverage under our insurance policies or incur significant expenses to maintain the same or similar coverage. In addition, the impact of these events may make it difficult to attract and retain qualified personnel to serve on the board of directors, board committees or as executive officers.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.

During the preparation of our financial statements for the fiscal year ended April 30, 2023, we identified material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to the insufficient staffing and personnel resources with the expertise in public company experience. This contributed to a lack of formalized processes or controls for our management’s timely review and approval over financial statement analyses and complex transactions necessary for an effective financial reporting process.

Despite these weaknesses identified, we believe our financial reports fairly present our operational performance and financial position during the disclosed years. Upon identifying this material weakness, we performed additional procedures to evaluate the impact on the financial statements. Based on these procedures, we believe the material weakness did not result in any material misstatements to our financial statements. However, this material weakness could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected. We are implementing measures the following:

•	We are hiring additional accounting and finance personnel with the requisite knowledge and experience to enable the implementation of internal controls over financial reporting.

•

We are engaging professional accounting consultants to assist with SEC reporting needs, as well to assist management in the documentation of policies, procedures, and the identification, documentation,and evaluation of our internal controls over financial reporting.

•	We are formalizing our process and internal control documentation and strengthening supervisory reviews by our financial management.

The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. We believe the above actions will be effective in remediating the material weaknesses described above and we will continue to devote significant time and attention to these remedial efforts. However, the material weaknesses cannot be considered remediated until the applicable remedial controls have been documented and tested such that management has concluded that these controls are operating effectively.

Furthermore, we cannot provide assurance that additional material weaknesses or control deficiencies will not occur in the future. If we identify additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs could be negatively affected.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we may in the future be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until our second annual report required to be filed with the SEC. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report to be filed with the SEC following the date on which we are no longer an emerging growth company.

To comply with the requirements of being a public company, we may need to undertake various actions, to develop, implement and test additional processes and other controls. Testing and maintaining internal controls can divert our management’s attention from other matters related to the operation of our business.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the Sarbanes-Oxley Act Section 404 of the Sarbanes-Oxley Act (“Section 404”), which requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We have identified material weaknesses in our internal control over financial reporting as discussed under “— Risks Related to Ownership of the ADSs — We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our Company,” and may discover other significant deficiencies or material weaknesses in our internal control over financial reporting. We may not successfully remediate these significant deficiencies or material weaknesses on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources. Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. However, any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal controls over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for the ADSs, and could adversely affect our ability to access the capital markets.

If the ADSs become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in the ADSs may be adversely affected.

If net tangible assets are less than $5,000,000 and the market price per ADS is less than $5.00, trading in our ADSs may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, a broker-dealer who recommends a security to a person other than an institutional, qualified investor must:

•	provide the purchaser with a special written suitability determination;

•	obtain the written consent of the purchaser to the transaction prior to the sale;

•

provide the purchaser with a risk disclosure document that identifies the specific risks associated with investing in penny stock and explains the market for these penny stock and the purchaser’s legal remedies; and

•

obtain a written confirmation signed and dated by the purchaser indicating that the purchaser has in fact received the required risk disclosure document prior to closing the transaction of the penny stock.

If the ADSs become subject to these rules, broker-dealers may have difficulty in effecting transactions with their customers, which could adversely affect trading activity in the ADSs. As a result, the market price of the Company’s ADSs may decline, and customers may find it more difficult to sell the Company’s ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of the ADSs.

If we fail to comply with Nasdaq’s requirements for continued listing, including corporate governance requirements and minimum closing price requirements, Nasdaq may take action to delist the ADSs. Such a delisting would likely adversely affect the price of our ADSs and impair your ability to sell or purchase the ADSs when you wish to do so. In the event of delisting, there can be no assurance that any action taken by us to restore compliance with the listing requirements will allow the ADSs to be relisted, stabilize the market price of the ADSs or increase liquidity, prevent the ADSs from falling below Nasdaq’s minimum bid price requirements or prevent future non-compliance with Nasdaq’s listing requirements.

We do not currently intend to pay dividends on our common shares for the foreseeable future.

We currently do not intend to pay any dividends to holders of our common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any determination to pay dividends in the future will require shareholder approval and be subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or any of our subsidiaries. Consequently, investors may need to sell all or part of their holdings of the ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our ADS holders have purchased the ADSs.

Sales of a substantial number of our common shares or the ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Sales of a substantial number of our common shares or the ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

Our board of directors may determine the number of common shares to be issued as equity compensation from time to time, and the future issuance of additional common shares in connection with such issuances or in other transactions may adversely affect the market of the ADSs.

From time to time, we may grant equity-based compensation in the form of stock options or other equity incentives to our directors, internal corporate auditors, employees, and external consultants. The number of common shares to be issued for such purpose may be determined by our board of directors provided that notice is given to our shareholders, or by approval of our shareholders. As of August 3, 2023, 1,252,800 common shares were issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥146,544 per option. Each option can be exercised for 600 common shares. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. Any common shares to be issued as equity-based compensation, the exercise of outstanding stock options, or in other transactions, including future financing transactions, would dilute the percentage ownership held by the investors who purchase ADSs.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADS holders will receive these distributions in proportion to the number of common shares the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on common shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our common shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended (the “Securities Act”), but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our common shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

We could be subject to securities class action litigation.

In the past, securities class action lawsuits have often been filed against companies after the market price of their securities has declined. If the Company were to face such a lawsuit, it could result in significant costs and require diversion of management’s attention and resources, which could adversely affect the Company’s business.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition to the risks addressed above, the ADSs may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of the ADSs and understand the value thereof.

Risks Related to Japan

We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

We are incorporated in Japan as a joint stock corporation (kabushiki kaisha) with limited liability. All of our directors are non-U.S. residents, and all of our assets and the personal assets of our directors are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process upon us in the United States, or to enforce against us, or our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of U.S. federal or state securities laws or similar judgments obtained in other courts outside of Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal and state securities laws.

An increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency is Japanese yen. An increase in our business activities internationally could expose us to fluctuations in foreign currency exchange rates. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and operating performance due to conversion of exchange rates and transactional differences.

We are actively expanding in Japan and are planning to expand overseas markets in the future, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

We are actively expanding in Japan and plan to expand our business overseas in the future, especially in the United States and Southeast Asia. As a result, our financial condition and results of operations may be significantly affected by general economic conditions and the economic and financial conditions in Japan and internationally. Factors affecting these conditions include fiscal and monetary policies, laws, regulations and other policies of Japan and any other relevant countries. In addition, we may be affected by labor shortages in Japan and any other relevant countries. As a result, our sales may fall short of our expectations, our liquidity and capital position could deteriorate and our cost of credit could increase, which in turn could adversely affect our results of operations and financial condition and may result in a material adverse effect to our business.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our Articles of Incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including with respect to voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the common shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Dividend payments will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our common shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends.

Direct acquisition of our common shares, in lieu of ADSs, is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Under the amendments in 2019 to Japan’s Foreign Exchange and Foreign Trade Law and related regulations (which we refer to as the “FEFTA”), direct acquisitions of our common shares in lieu of ADSs, by a Foreign Investor (as defined herein under “Item 10.D. Exchange Controls”) may be subject to prior filing requirements under the FEFTA regardless of the amount of shares to be acquired. A Foreign Investor wishing to acquire direct ownership of our common shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly. In addition, any Foreign Investor who intends to take delivery of common shares of the Company upon delivery of ADSs must obtain prior approval of the Japanese governmental authorities before taking delivery, which may take up to 30 days. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly.

Any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading the ADSs once the depositary receives clearance for the deposit of the underlying common shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our common shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying common shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

The discussion above is not exhaustive of all possible foreign exchange controls requirements that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of our common shares or the ADSs by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 10.D. Exchange Controls” and “Item 12.D. American Depositary Shares.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company was founded in 2017 by Dr. Ochiai, Dr. Hoshi, and Mr. Taiichiro Murakami, our Chief Operating Officer, to explore better ways to integrate academic and industry resources to develop and commercialize applications of our wave control technology. Since our Company’s inception, we have actively pursued industry-academia collaborations to generate new technologies that can be applied to real-world uses. In doing so, we have prioritized developing products that we believe have potential for wide applicability in the marketplace. We have also sought to accelerate the commercialization of the new products by collaborating with established companies in the relevant industries. Our research efforts aim to develop both advanced technologies and new products and services that can meet real-life needs and help to address social issues facing the global society, such as issues arising from an aging population, as well as to generate added value for our stakeholders.

Our agent for service of process in the United States is Cogency Global Inc. Our principal executive offices are located at 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo 101-0061, Japan, and our main telephone number is +81(0)3-5244-4880. Our website is https://pixiedusttech.com/. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. You should not consider any information on our website to be a part of this annual report or use any such information in your decision on whether to purchase the ADSs. We have included our website address in this annual report solely for informational purposes.

B. Business Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. Mechanobiology is an emerging field of research that studies how biological systems respond to mechanical stimuli. Mechanobiological research findings have the potential to be used to develop new health care and personal care options. Metamaterials are artificially engineered materials that have properties not found in nature. These properties are achieved by carefully designing the structure of the metamaterial at the sub-wavelength scale. Metamaterials can be used to manipulate electromagnetic waves, such as light and radio waves, in novel ways, such as negative refraction to light. Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products.

While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Personal Care & Diversity and Workspace & Digital Transformation.

We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies. As an emerging growth company, we have yet to generate significant revenue from any commercialization of our proprietary technologies or products.

In the Personal Care & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan, our principal market: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals with deaf and DHH in March 2023; and kikippa, an acoustic stimulation device functioning as a speaker in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the PMDA and are regulated by the PMD Agency and the Ministry of Health, Labor and Welfare, which require registration and approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi, particularly in our principal market of Japan. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we intend to co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

Historically, we have generated revenues primarily from commissioned research and development (“R&D”) and solution services we have provided for other companies including under our collaboration agreements. However, as we expand our marketing and sales efforts for our products, we expect revenue from product sales to contribute an increasing proportion of our revenues over time. During the year ended April 30, 2023, we launched multiple products and expanded our marketing and sales efforts for our products, which resulted in product revenue accounting for 26% of our total revenue. For our fiscal years ended April 30, 2022 and 2023, we generated revenues of ¥636,265 thousand and ¥704,712 thousand ($5,182 thousand), respectively, and incurred net losses of ¥1,109,468 thousand and ¥1,965,491 thousand ($14,453 thousand), respectively.

Our Revenue Models

As we create and commercialize a variety of products through applying our core proprietary wave control technology, we have adopted four revenue models: (i) the sales model; (ii) the subscription model; (iii) the lease model; and (iv) the licensing model. The table below illustrates the various sources of revenue we expect to obtain from these four models. We may apply one or more of these models to each of our products depending on the nature and features of the product. The revenue models that we plan to apply to each product is further discussed in the sections entitled “Collaboration and Commercialization” under “Our Products and Product Candidates” below.

Revenue model	One-time charge Upfront fee	Subscription fee	Lease Fee	Royalty
Sales Model	X

Subscription Model	X*	X

Lease Model	X*		X

Licensing Model				X

*	May be applicable, subject to product requirements.

The Sales Model. Under this model, we sell a product for a one-time charge. We have applied and plan to continue to apply the sales model to SonoRepro, the kikippa device, the VUEVO device and iwasemi.

The Subscription Model. Under this model, we expect to continue to receive proceeds from subscription fees for our software upgrades or other services based on the duration or volume of use after a product is sold to a customer. We have applied and plan to continue to apply the subscription model to certain services offered in connection with kikippa and VUEVO. To date, we have yet to generate any significant revenue from the subscription model.

The Lease Model. Under this model, we lease a product for certain period of time and receive proceeds for the duration of the lease. We have applied and plan to continue to apply the lease model to SonoRepro. To date, we have yet to generate any significant revenue from the lease model.

The Licensing Model. Under this model, we license our technology to a third party to manufacture and sell the relevant product and receive royalties from the licensing arrangement. We have only applied the licensing model to iwasemi HX-a and may apply this model to our other technology applications. To date, we have yet to generate any significant revenue from the licensing model.

Our Strategy

Our strategy is to continue to develop and commercialize innovative and practical products by applying our wave control technology. In this effort, we plan to:

•

Focus our sales efforts in establishing our brands and implementing customized marketing strategy for each of our main products. In the next few years, we plan to focus on further commercialization of SonoRepro, kikippa, VUEVO, and iwasemi, particularly in our principal market of Japan. We intend to implement customized marketing strategies for each of these products depending on the nature and features of the product and to tailor initiatives to the product’s target audience. With respect to SonoRepro, VUEVO, and kikippa, we plan to position and market them as consumer personal care products for everyday use. We plan to adopt a multi-faceted, consumer-driven marketing strategy for these products including establishing distributor and retailer networks and leveraging online and print media and social media including our dedicated websites. With respect to iwasemi, we plan to market this product primarily through growing the awareness of iwasemi among architectural firms, construction companies, and other distributors and consultants of construction materials. In addition, as for all of these products, we plan to leverage our collaborative relationships with our R&D collaborators, which are established companies in the relevant industries, to jointly market these products.

•

Maximize the commercial potential of our technology applications with simultaneous revenue models. We plan to commercialize our products by simultaneously pursuing four revenue models (sales model, subscription model, lease model, and licensing model), which we believe will provide us the flexibility and long-term sustainability to monetize our technology applications. We expect to generate most of our commercialization revenue from our current products through the sales model and the subscription model. To date, we have only applied the licensing model to iwasemi HX-a.

•

Continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators, which contributed ideas and funds to our development and research endeavors. We intend to continue to leverage our established relationships and develop new collaborations in developing and commercializing our products. In particular, we intend to leverage our industry collaborators’ reputation, distribution channels, and service and support in raising market awareness and expanding sales of our products.

•

Drive innovation to increase applications of our wave control technology and upgrade our products. We plan to continue to invest in research and development to bring innovative and practical products and solutions to our customers. This may include new data, new features, new applications, and new services for our existing products and product candidates. As we continue our research, we may create new products or an extension of an existing product that may be subject to registration and approval as a medical device under the PMDA in Japan or in other jurisdictions. In such event, we would either modify our product so that it would not be subject to such compliance or, alternatively, proceed to seek the requisite regulatory approval.

Our Products and Product Candidates

While our wave control technologies have the potential to open up a variety of applications, we are currently focusing our business development efforts on the fields of Personal Care & Diversity and Workspace & Digital Transformation.

Personal Care and Diversity

In the Personal Care & Diversity field, we apply our wave control technologies to seek solutions to improve general daily care and well-being and assist people with physical impairments or functional limitations to live healthy, productive, independent, dignified lives. We have designed our products to be used alone, or as a reasonably priced supplement to an individual’s prescribed medication or treatment. Below are our main product and product candidates with respect to this area. We plan to focus in the near term on further commercialization of our three personal care products in Japan: SonoRepro, launched in November 2022, kikippa, launched in April 2023, and VUEVO, launched in March 2023.

SonoRepro

SonoRepro is a personal scalp care device, which we launched in Japan in November 2022. SonoRepro was developed based on non-contact vibrotactile stimulation with ultrasound, one of our proprietary wave control technologies. It is designed in the shape of a showerhead. Users can power on the device and hold it in place on their scalp with one hand. While the outer edge of the device touches the head, the ultrasound-wave generating components inside the device do not. The device is programmed to vibrate every minute, reminding users to move it to a different spot on their scalp. No adverse side effects have been observed to date. We have not made, and do not make, any claims that SonoRepro may stimulate hair growth.

SonoRepro won “CES 2023 Innovation Award” at the Consumer Electronics Show 2023 where over 3,200 companies participated.

SonoRepro

Related Research and Potential Future Developments

In researching the use of ultrasound to promote wound healing, we discovered through experiments on mice that ultrasound stimulation can boost hair growth. From 2019 to 2020, we collaborated with Angfa Co., Ltd., a Japanese hair regrowth pharmaceutical company (“Angfa”), to conduct a clinical study, “Effects of an Ultrasound Focusing Device for Noncontact Force Radiation on Hair (UMIN000038797),” which demonstrated that non-contact vibrotactile stimulation increases the percentage of growth phase hair and decreases the percentage of resting phase hair. The test conducted was a comparative test on 11 healthy men aged between 20 and 30 years old (one participant declined to continue during the test process) to reveal hair changes before and after treatment with ultrasound. Ultrasound was emitted for 20 minutes once a week using a non-contact ultrasound focusing device on the temporal region of one half of the head, leaving the other half of the head untreated.

The study aimed to measure changes in median hair length (extension), growth phase hair ratio, resting phase hair ratio, and median hair diameter (thickness) before and after treatment. The results showed that there was no significant difference between the treatment and non-treatment group in terms of the change in median hair length or the median hair diameter from three days after shaving before treatment (the “pre-treatment stage”) to three days after shaving after 16-week treatment (the “post-treatment stage”). However, with respect to the growth phase hair ratio, the treatment group displayed a significantly higher value than the non-treatment group in the post-treatment stage (p<0.05). With respect to the resting phase hair ratio, the treatment group displayed significantly lower values than the non-treatment group in the post-treatment stage (p<0.05). The study also conducted gene expression tests related to the hair cycle. These tests revealed a significant increase in the expression of FGF12 and WISP1, which are proteins that play important roles in development and tissue repair, in the treatment group compared to the non-treatment group (in each case, p<0.05). P-value is a statistical measure of significance used to assess the probability of results occurring by chance. The threshold for statistical significance is typically set at 5% or lower, depending on the field of study. In this study, the probability threshold was set at 0.05, and a p-value of “p<0.05” means that there is a 5% or less chance that the results observed could have occurred by chance. The results of this clinical study were presented at the World Congress for Hair Research 2022.

The ultrasound device used in this study was a larger prototype, not SonoRepro. However, both devices use non-contact vibrotactile stimulation to stimulate the scalp. SonoRepro is designed to replicate the same sound pressure at the center of the ultrasonic focal point as the larger device, although its overall output is smaller and, we believe, more suitable for the consumer.

Although our research to date is encouraging, we expect to continue our studies in this area and may make adjustments to our product in the future, if necessary and appropriate, including launching new models of SonoRepro with additional or improved features. SonoRepro represents our first attempt at utilizing ultrasound technology in personal care devices. We believe there may be further potential for other applications in this field, including the use of ultrasound for improving skin conditions, wound healing, and other uses. To this end, we are continuing our research and development efforts through collaborations with universities and partner corporations.

Market and Competition

In Japan, there are many types of hair scalp massagers available in the market. They are typically handheld devices that are used to massage the scalp, promote blood circulation, and reduce stress. Our biggest competitors include the following products: Denkibari Brush (GM Corporation), Doctor Scalp (Will A Co., Ltd.), Tillet (WATAKYU CREAT CO., LTD.), LH Scalp EX (ARTNATURE INC.), and Scalp Lift (YA-MAN, Ltd.). All of these products are supported by more established companies with greater name and brand recognition and sales channels. In addition, as we currently do not, and do not plan in the near future to, market SonoRepro as a medical device, we are subject to regulatory limitations in making claims about SonoRepro’s effects. Based on information provided by the Japanese Medical Information System Development Center, our competitors in the scalp massage devices field typically do not seek regulatory approvals for their products. As we have only recently launched our product, our market share is nominal at present.

Collaboration and Commercialization

We have collaborated with Angfa to develop and commercialize SonoRepro. Under a distributorship agreement we entered into with Angfa on June 20, 2022, Angfa was appointed as a non-exclusive distributor for our SonoRepro product within the territory in Japan. The specific terms, such as the amount, price, delivery date, expenses, or other conditions are separately determined by the parties through accepted purchase orders. We have retained the right to distribute the product in Japan independently by ourselves or third parties. Angfa may receive incentive fees from us based upon sales volume. The term of the agreement is one year, which expired on June 20, 2023. However, the parties have agreed to renew the agreement for another year.

In Japan, initial pre-sales of SonoRepro in July 2022 through Makuake, a Japanese product launch platform, were encouraging, and we began selling this product on our own e-commerce site in November 2022. To date, we have sold SonoRepro through e-commerce sites and retail sales store such as bic camera, Yodobashi camera (both of which are popular Japanese consumer electronics retail chains) and Tsutaya Kaden. We are also using TV commercials in Japan to promote our product. We have started a rental program for SonoRepro and are marketing and selling product to barber shops and beauty salons for sale to their own customers. To offer a more comprehensive solution for our customers, we have commenced selling a third-party medication for treating hair loss along with SonoRepro in January 2023. This requires us to meet certain regulatory requirements including obtaining a license for store-based distribution, which we obtained in December 2022.

At this stage, we have no plans to market SonoRepro as a medical device or claim that it has a medical effect of improving thinning hair. We initiated sales of SonoRepro in Japan in November 2022 as a personal scalp care device without making any claims relating to hair growth or preventing hair loss. We believe by doing so we do not need to apply for a medical device approval under Japanese law and expect to continue to do so. We plan to market SonoRepro only in Japan for the foreseeable future. In the long term, we may expand our sales to other countries, initially focusing on other Asian countries. If opportunities arise to expand our product markets to foreign jurisdictions, and if the regulations in the applicable foreign jurisdictions require us to market SonoRepro as a medical device, we will seek the necessary regulatory approval at that time. As we continue our product research and development, we may create new products or extensions of our existing SonoRepro product based on its underlying technology that may qualify as a medical device in Japan or other jurisdictions. In such event, we will seek the requisite regulatory approval in Japan and other applicable jurisdictions for such products.

The revenue model we have applied to SonoRepro is the sales model or the lease model. Under the sales model, we charge a one-time fee for each sale. Under the lease model, we receive lease revenue for the duration of the lease.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture SonoRepro and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with KAGA FEI Co., Ltd. (“KAGA FEI”) on June 1, 2022, we engaged KAGA FEI as a non-exclusive manufacturer of SonoRepro, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from June 1, 2022 to June 1, 2024; however, the agreement will terminate earlier if we have accepted 13,700 units of SonoRepro before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We primarily rely on our manufacturer to purchase raw materials for the manufacture of SonoRepro, including (i) mechanical and electrical components, (ii) aluminum, steel, copper, and metal alloy products, and (iii) plastic materials. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturer of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of SonoRepro.

Intellectual Property

We have filed 11 patent applications in Japan for the ultrasonic control element technology from the development stage. In addition, we have filed a PCT application based on the Japanese patent application and a United States patent application based on the PCT application. We also plan to file European and Chinese patent applications. We have acquired design patent rights for the SonoRepro enclosure and the design of the ultrasonic vibration arrangement. We have acquired trademark rights for the product name “SonoRepro” in Japan and expect to apply in the future for trademark rights in other major countries where we plan to sell the product.

kikippa

kikippa is a consumer product designed as an acoustic stimulation device that functions as a desk-top speaker to modulate sound to 40 Hz. It was launched in Japan in April 2023. kikippa utilizes our technology to implement period-equivalent amplitude modulation to daily speech, such as television or radio broadcasts. Users can use an audio cable to connect kikippa to a TV set or radio or any other audio device. kikippa’s embedded SIM card allows it to receive signals from us via telecommunication to perform the modulation function. Once the device is powered on, users can activate or deactivate the sound mode using a remote control to generate or stop the modulated sounds. Additionally, we have a dedicated website and LINE (a popular Japanese social networking service) integration function that allows users to check the usage status of their devices.

kikippa

Related Research and Potential Future Developments

We conducted research to develop a proprietary process for the modulation of everyday audio sounds, such as TV sound, by applying amplitude modulation with a period equivalent to that of gamma waves, which is a type of brain wave. We do not make any claim that the modulated sound generated by kikippa may improve cognitive function or may be used as any form of medical treatment. We plan to continue our research in this field and explore opportunities to leverage the effects of modulated sound to facilitate daily care and activities.

Market and Competition

Our market for kikippa is currently limited to consumers in Japan. kikippa faces competition from various providers of other consumer products for acoustic stimulation, such as sound or wave machines. Many of the competitors are more established companies with greater name and brand recognition and sales channels.

Collaboration and Commercialization

Since November 2020, we have been collaborating with Shionogi & Co., Ltd., a Japanese pharmaceutical company (“Shionogi”), and its affiliate, Shionogi Healthcare Co., Ltd. (“Shionogi Healthcare”, and collectively with Shionogi, the “Shionogi Parties”), to develop and commercialize kikippa. On March 10, 2023, we entered into a collaboration agreement with Shionogi and Shionogi Healthcare (the “Shionogi Collaboration Agreement”), which replaced our prior collaboration arrangements with Shionogi and Shionogi Healthcare. Under the Shionogi Collaboration Agreement, we will design, manufacture, and sell kikippa to Shionogi Healthcare, as well as provide monthly user support services for kikippa (the “Monthly Service”). Shionogi Healthcare will sell and market kikippa to customers and provide customer services other than the Monthly Service in Japan. In addition, we and Shionogi will jointly conduct research and development related to kikippa. With respect to our sales of kikippa to Shionogi Healthcare, the specific terms such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. With respect to service fees paid by customers, we and Shionogi Healthcare will split such fees.

With respect to research and development, the intellectual property ownership of the results from the collaboration is determined as follows: With respect to development of hardware and software necessary for commencing a business relating to kikippa and the Monthly Service, (i) subject to the exception under (iii), results created solely by us or Shionogi will belong to that party, (ii) results created jointly by the parties will be jointly owned, and (iii) any healthcare-related development results created by us will be jointly owned by us and Shionogi, except for the copyright to any software-related and hardware-related works, which will solely belong to us. In addition, with respect to joint research on gamma-band electroencephalography stimulation by 40 Hz sound modulation and improvement of cognitive function that is considered to contribute to increasing the business value of kikippa, the results of jointly-performed work will be shared by the parties, and the results of independently-performed work performed shall belong to the applicable party. During the term of the agreement, none of the parties may sell or provide products or services primarily intended for gamma stimulation by sound (such products and services excluding kikippa and the Monthly Services, the “Related Products and Services”) to a third party without the prior consent of all other parties. If any party wishes to commercialize the Related Products and Services, such party must first discuss the matter with the other parties in good faith for up to six months. If either party proceeds without the participation of the other, a fee equal to a single digit percentage tied to the business’s profit is payable for 20 years.

The agreement will remain effective until September 20, 2024, after which it will automatically renew for one year unless either party gives notice of its intention not to renew with reasonable grounds six months before the expiration date. If the agreement is terminated, any party that wishes to continue the business relating to kikippa with a third party may do so, subject to a fee as referenced above.

At this stage, we do not plan to market kikippa as a medical device or claim that it has a medical effect of improving cognitive impairment. We initiated sales of kikippa in Japan in April 2023 as an acoustic stimulation device. We believe by doing so we do not need to apply for a medical device approval under Japanese law. We plan to market kikippa only in Japan in the foreseeable future. In the long term, we may expand our sales to other countries, initially focusing on other Asian countries. If opportunities arise to expand our product markets to foreign jurisdictions, and if the regulations in the applicable foreign jurisdictions require us to market kikippa as a medical device, we will seek the necessary regulatory approval at that time. As we continue our product research and development, we may create new products or extensions of our existing kikippa product based on its underlying technology that may qualify as a medical device in Japan or other jurisdictions. In such event, we will seek the requisite regulatory approval in Japan and other applicable jurisdictions for such products.

The main revenue models we expect to apply to kikippa are the sales model and the subscription model. We plan to generate revenue from both sales of the speakers and charging a subscription fee for providing continuous access to our modulation program via the Internet, along with program upgrade and other web-based services, to the users for a subscribed period. The modulated sound mode will not be available without a subscription to our modulation program.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture kikippa and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with JENESIS Co., Ltd. (“JENESIS”) on September 26, 2022, we engaged JENESIS as a non-exclusive manufacturer of kikippa, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from September 1, 2022 to August 31, 2023, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We do not purchase any raw materials directly for the manufacture of this product. All materials are purchased through our contract manufacturer, including (i) mechanical and electrical components, (ii) aluminum, steel, copper, and metal alloy products, and (iii) plastic materials. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturer of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of kikippa.

Intellectual Property

All intellectual property relating to the product will be jointly owned by us and Shionogi, except where the relevant deliverables and technologies are independently developed by either party. We and Shionogi have jointly filed nine patent applications in Japan and two patent applications on the PCT for this device, which are intended to cover: (1) the signal processing method that converts everyday sounds, such as TV sound, into non-invasive sound stimuli; and (2) functions that improve the usability of the equipment. We also have filed a design patent application for the equipment housing. All these patents are pending and have not yet been registered. We have applied for trademark protection of the product brand in Japan and intend to apply for trademark protection of the product brand in other key markets where we will market and sell the product. Trademarks will be owned by us and licensed to Shionogi.

As most of the patents related to kikippa will be jointly owned between us and Shionogi, if we implement the patents by ourselves, we may do so without consent from Shionogi, but we will be required to pay them a customary license fee. The prior written consent of Shionogi is required for disposal, transfer, or pledge of the co-ownership interest. If we license the patent technology to a third party to generate income, we must obtain the prior written consent of Shionogi, and pay them a portion of the license fee, which will be determined by separate negotiation.

VUEVO

We are applying our sensing technology to develop a series of products under the name VUEVO, which can display the direction and content of a speaker’s speech. We have introduced VUEVO mic, which is a tabletop microphone that can connect to a computer or tablet. Using an intuitive user interface on a computer, tablet, or smartphone, VUEVO mic provides real-time direction and speech content recognition of participating members in a meeting or conversation. The microphone collects utterances from all angles and displays the content in the direction of the speaker. The user interface is designed to identify the speaker and their content, and users can start a conversation and invite others to join via a smartphone app. VUEVO mic comes with a USB charging cable and USB AC adapter for recharging. When charging, the battery indicator on the top of the microphone flashes according to the charge amount and turns off when charging is complete.

Additionally, VUEVO provides the user with transcribed data that includes the speaker’s information, which can then be used to create minutes of meetings. The transcription engine can also be replaced by a translation engine to provide real-time translation capabilities. VUEVO is currently being offered to customers as a set of hardware and a network service.

Related Research and Potential Future Developments

Originally, a doctoral student with congenital hearing loss was conducting research on DHH people in Dr. Ochiai’s Laboratory at the University of Tsukuba, focusing on the use of smart glasses with a transcription function to enable the contents of the voice to be visually confirmed as subtitles. We acquired the research in 2019 and proceeded to develop the system through interviews with more than 100 DHH people. To address the difficulty of distinguishing between multiple voices and accurately perceiving the direction of the voice, we developed an algorithm based on our proprietary wave control technologies, to realize a function that detects the direction of the voice and displays that direction on the smart glasses. Our algorithm also improves noise immunity for transcription. Once recognized, the position of the speaker is retained, so that subtitles of different colors can be displayed for each speaker, subtitles can be overlaid in the direction of a speaker who is within the visible area, and indications can be displayed when someone outside that area starts speaking so that the user can see the subtitles displayed if they turn to that direction.

In the next phase, we plan to develop VUEVO glasses based on augmented reality (“AR”) technology. Using the same core VUEVO technology as VUEVO mic, our goal for the glasses is to superimpose the content of speech onto the speaker in real space from the perspective of the viewer wearing the glasses. As our research and development continues, we expect to launch new models of VUEVO with additional or improved features.

VUEVO glasses, which are currently under development, are worn in the same way as eyeglasses. Speech is projected in real time on the inside of the lenses, allowing the user to read what is being said. We expect that VUEVO glasses will incorporate our proprietary algorithm that overcomes certain challenges by extending conventional technology. For example, when a wearable device is attached to a flexible joint, such as the neck, errors can accumulate in inertial sensor-based posture correction algorithms, resulting in a shift in the origin and direction of coordinates. This misalignment means that the wearable device will not be able to correctly capture and display the direction of the voice. We have developed a proprietary algorithm that can continue to compensate for shifts in the origin and direction of coordinates caused by neck movements. As a result, the expected use cases may not be limited to the desktop for meetings, schools, and homes; rather, the range of application is expected to be expanded to include conversations during commuting and other forms of transportation, as well as at work.

We expect that the market for use cases where AR is considered a mere “nice-to-have” will soon reach a plateau. To ensure VUEVO glasses will be accepted by a wide market, we believe that we need to continue to enhance our current working prototype depicted below and intend to develop further prototypes in collaboration with organizations for the hearing impaired in Japan to enhance our product’s functions, with the goal of making VUEVO glasses a highly desirable user aid for its users.

VUEVO mic	Working Prototype of VUEVO Glasses

Market and Competition

As a device that transforms live speech into readable content, we expect that VUEVO mic will face competition from a number of speech-to-text apps, such as Notta, the speech-to-text applications of Google Assistant, Apple Dictation for iOS users, Dragon and Otter. These apps have greater brand recognition and more established sales channels. In addition, we also expect that VUEVO glasses will face competition from other developers of smart glasses that turn speech into subtitles in real-time. For example, we expect that a major competitor for our product may be XRAI Glasses, which develops software solutions powered by Augmented Reality.

While our competitors offer a variety of innovative features, VUEVO is designed and targeted to assist the DHH population, in particular, by allowing them to identify who is speaking and view speech instantly. While VUEVO can be used in conjunction with hearing aids, consumers may deem VUEVO as an alternative, and in that perspective, VUEVO faces competition from manufacturers and suppliers of hearing aids. Many of them are more established companies with greater name and brand recognition and more established sales channels.

Collaboration and Commercialization

Beginning in March 2021, we have collaborated with Sumitomo Pharma Co., Ltd., a Japanese pharmaceutical company (“Sumitomo Pharma”), to jointly develop VUEVO products under various agreements, the most recent of which expired in February 2023. The intellectual property relating to VUEVO is jointly owned by us and Sumitomo Pharma, except that works of program, database, design information of software and hardware as stipulated in the Copyright Act in Japan, as well as copyrights of the aforementioned results and corresponding rights under the laws outside Japan belong solely to Pixie. From March 2021 to February 2023, we had entered into six joint patent application agreements relating to patents and design relating to VUEVO.

We introduced VUEVO mic to the market in March 2023. We plan to market VUEVO only in Japan in the foreseeable future. We may expand overseas in the future, initially focusing on the United States and the European Union, subject to suitable market conditions. At present, we are marketing VUEVO mic on our own and do not have any collaborators or partners for sale of this product. We expect there will be two sales channels, one for businesses and the other for retail/personal use. However, our initial launch is focused only on sales to businesses.

In connection with our sales of VUEVO mic, we entered into a royalty agreement with Sumitomo Pharma on March 29, 2023. The agreement grants us the exclusive right to use the results generated by previous collaborations with Sumitomo Pharma. The agreement also covers the manufacturing and sale of the VUEVO products, provision of customer services, and other services incidental to the products worldwide. During the period from March 1, 2023 to April 30, 2031, we will pay Sumitomo Pharma a low-end single digit percentage royalty based on net sales (the total amount of net revenue of the VUEVO products, net revenue for installment of the services related to the products, and net revenue of monthly end-user support service related to the products). However, we are not required to pay the royalty in any fiscal year if (i) there is no cumulative surplus after deducting business expenses and research and development costs in a threshold amount from our revenue for the products and the services from March 1, 2023 to May 1 of the relevant year or (ii) if there is no surplus after deducting expenses for the relevant year. The agreement contains other customary terms regarding the ability to conduct additional research and development activities, the results of which will be owned by us. Further, during the period from March 1, 2023 to November 30, 2025, if we wish to negotiate with a third party other than Sumitomo Pharma in relation to the VUEVO products and services (the “VUEVO Business”), we must notify Sumitomo Pharma and provide it an opportunity to collaborate with us; however, we may conduct the VUEVO Business with a third party without Sumitomo Pharma’s consent if we determine that the VUEVO Business would be better maximized with the third party. In addition, if Sumitomo Pharma wishes to participate directly in the VUEVO Business, it must notify us no later than November 30, 2025 and we then must negotiate the terms for any such collaboration. If no agreement is reached by February 28, 2026, we may continue the VUEVO Business without Sumitomo Pharma’s further involvement. The term of the agreement is from March 29, 2023 to April 30, 2024, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew with reasonable grounds at least three months prior to the expiration date. In the event of renewal, the parties will discuss, in good faith, whether the royalty rate shall be amended one month prior to the renewal date.

The main revenue models we expect to apply to VUEVO are the sales model and the subscription model. We plan to generate revenue from both sales of the products and charging a subscription fee for providing transcription and other services to the users for a subscribed period.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture VUEVO and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with JENESIS on June 1, 2022, we engaged JENESIS as a non-exclusive manufacturer of VUEVO, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from June 1, 2022 to May 31, 2023, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We do not purchase any raw materials directly for the manufacture of this product. All materials are purchased through our contract manufacturer, including (i) mechanical and electrical components, (ii) aluminum, steel, copper, and metal alloy products, and (iii) plastic materials. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturer of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of VUEVO.

Intellectual Property

We have filed 10 patent applications in Japan and four PCT applications related to VUEVO, which are intended to cover the technology related to display methods that enable natural recognition of speech content and sound sources in real time. On the other hand, we protect our unique algorithms to estimate multiple sound source directions as a trade secret to prevent imitation by other companies. We applied for two design patents for the housing design of the microphone and the graphical user interface design. We plan to protect the graphical user interface for displaying a content of speech and the direction of the sound source through a combination of utility patent and design patents. Patents for inventions relating to VUEVO that pre-dated our relationship with Sumitomo Pharma are owned solely by us. Inventions resulting from our collaboration with Sumitomo Pharma are jointly owned by us and Sumitomo Pharma. We have applied for trademark protection of the product brand in Japan, and we also intend to apply for the trademark in other key markets where we will market and sell the product. Our trademarks are owned by us and may be licensed to other parties, where appropriate.

Most of the intellectual property applications related to VUEVO developed from March 2021 to February 2023 have been filed jointly with Sumitomo Pharma. All of the patents are pending and have not yet been registered. If the patents are registered, they will be jointly owned by us and Sumitomo Pharma. If we implement the patents by ourselves, we may do so free of charge without consent from Sumitomo Pharma. The prior written consent of Sumitomo Pharma is required for disposal, transfer, or pledge of the co-ownership interest. If we license the patent technology to a third party to generate income, we must obtain the prior written consent of Sumitomo Pharma and also pay a portion of the license income to them.

Workspace & Digital Transformation

In the Workspace & Digital Transformation domain, we apply our wave control technologies to help people to better sense and control the space they are in. Below are our main product and product candidates. We launched iwasemi in Japan in July 2022 and conducted a “soft” launch of iwasemi to key professionals in the United States, such as architectural and interior design firms, in March 2023.

iwasemi

iwasemi is a range of sound-absorbing or sound-proofing materials we have developed or are developing by applying our proprietary engineering technologies to design acoustic metamaterials. Sound absorbing material is a material to improve the indoor sound environment by reducing the over reflection in the room. Sound-proofing material is a material to reduce the transmission of sound from one area to another. Traditionally, research on sound absorption and soundproofing has focused on the selection of the “materials” to use. However, with the development of metamaterial technologies, it is possible to design an artificial “structure” in natural materials to achieve the desired characteristics of sound absorption and reflection. This shift in focus from “material” to

“structure” means that the choice of materials become secondary, allowing for greater freedom in the selection. The advancements in computer performance and artificial intelligence have enabled high-speed and mass simulations. Leveraging our technological resources, our experts, including Dr. Ochiai and Dr. Hoshi, have created new acoustic metamaterials, leading to the release of multiple series of iwasemi products.

iwasemi offers three features. First, iwasemi can effectively absorb a wide frequency range, including hundreds of hertz, which glass wool cannot absorb, or it can absorb sound specifically in a certain frequency range. We have created design assets that allow us to modify iwasemi’s properties to suit the application. Second, iwasemi is able to use various materials, such as plastic, metals, and wood, to realize a high sound-absorption coefficiency thanks to its well-designed resonant structures. Consequently, it is possible to create a sound absorbing or sound-proofing material with design features such as color variations including transparent colors and texture expression using surface treatment, and with sufficient stiffness by selecting an adequate raw material. The sound-absorbing or sound-proofing material can also be molded integrally with applied products to improve their strength and reduce their weight. With these features, iwasemi is suitable for providing a soundproof environment in various contexts, such as construction, building materials, fixtures, railways, and automobiles. Third, iwasemi is easy to install or relocate, unlike many other sound-absorbing or sound-proofing materials such as glass wool, which typically require permanent installation. Users can easily remove iwasemi from one wall and install it on another.

The material-agnostic nature of metamaterial is also beneficial from a sustainability perspective. For example, iwasemi SQ-a is made from recycled resin, and iwasemi RC-a is made from bioplastic derived from plants. Another iwasemi series we expect to release in the future can also be produced using recycled materials such as waste plastic. Our experts foresee the potential for continuously developing new metamaterials that are material-agnostic not only for iwasemi but for other potential products.

In the initial commercialization phase for iwasemi, we launched the hexagonal iwasemi HX-a in July 2022. In the second phase, we launched the square-shaped iwasemi SQ-a in December 2022. For the third phase, we launched iwasemi RC-a, with more enhanced design and transparency than iwasemi HX-a, in May 2023, and we hope to expand our commercial market to key industry professionals in the United States. All products can be easily installed using tape or magnets. As our research and development continues, we expect to launch new models of iwasemi with additional or improved features.

We conducted a test comparing an iwasemi sound-absorbing material prototype with a thickness of 25 mm to glass wool with a density of 32kg/m3 of the same thickness. We measured the sound absorption coefficient at normal incidence in accordance with the procedures defined in ISO 10534-2:1998, an international standard for this purpose published by the International Organization for Standardization. The sound absorption coefficient at normal incidence is a measure of how well a material absorbs sound waves that are incident vertically from the front, with a larger coefficient indicating greater absorption. The results showed that the iwasemi prototype had a sound absorption rate of 0.91 at 1000 Hz, while the glass wool had a sound absorption rate of 0.48, suggesting the superiority of the iwasemi prototype. In addition, in 2022, we installed iwasemi HX-a to a meeting room in the office of a large Japan-based multinational corporation and performed an experiment to test the sound-proofing effect of iwasemi HX-a. We observed that the installation of iwasemi HX-a resulted in a reduction in sound reverberation time of approximately 40% for the sounds in the frequency range of 500-1000 Hz, which is the frequency band human voices mostly fall within, while maintaining the design characteristics of the space. Based on this study, we believe the installation of iwasemi can reduce the noise and bring clearer voice for conversation made within a room or on audio or video conference calls in the room.

Illustration of the structure and mechanism of our sound-absorbing metamaterials iwasemi HX-a

iwasemi SQ-a

iwasemi RC-a

Further, we have released a new proprietary soundproofing metamaterial, which is air-permeable and sound-impermeable, at Orgatech Tokyo 2023 in April. The structure of this soundproofing material is designed to allow air to pass through between multiple pillars with slits. When sound passes through this structure, some of the sound waves become scattered due to the function of the pillars. The incident wave sounds (sound waves passing through the structure) and scattered wave sounds (sound waves scattered by the pillars) cancel each other out, preventing sound from passing through this structure, as illustrated below.

Illustration of soundproofing mechanism

To test effectiveness of this structure, we conducted an experiment using the transfer-function method, a technique used to measure the transmission loss of a sample by comparing the sound pressure levels at different points along the propagation of the sound wave. By conducting this experiment with a sample of our soundproofing metamaterial designed for 1 kHz, we confirmed that the output sound pressure at 1 kHz was 25 dB lower than the input sound pressure. The National Institute on Deafness and other Communication Disorders has reported that exposure to sound levels above 85 dBA can cause hearing loss. It is also noted that sound pressure levels ranging from 80-110 dBA are equivalent to the noise produced by motorcycles and dirt bikes, while levels between 60-70 dBA are equivalent to normal conversation levels. The above experimental result suggests that our soundproofing metamaterial can reduce the sound pressure from a hazardous level to a permissible level.

We also conducted an experiment using the transfer-function method to compare the effectiveness of our soundproofing material to glass wool, a customarily used traditional sound-proofing material. We processed glass wool to have the same thickness and aperture rate as our soundproofing material. The aperture rate is a measure of how porous a material is, and in general, materials with lower aperture rates are more effective at blocking sound. The output sound pressure from the processed glass wool was only 10 dB lower than the input sound pressure at 1 kHz, which is significantly less than the 25 dB reduction we achieved with our soundproofing material.

We expect that our soundproofing metamaterial will be useful in settings where noise pollution is a concern, such as construction sites, railroads, factories, and air ventilation systems. In addition, this material can be used in open spaces such as cubicles, which is a feature that sets it apart from many other existing soundproofing materials that are only suitable for closed spaces.

Structure illustration of our new proprietary soundproofing metamaterial

Prototype of our new soundproofing metamaterial

Market and Competition

According to a report by Maia Research Analysis, dated February 11, 2022, the Japanese market for acoustic panel (covering both sound-absorbing and sound-proofing materials) is expected to grow from approximately US$3.7 billion in 2022 to US$4.9 billion by 2028, and the U.S. market is expected to grow from approximately US$19.4 billion in 2022 to US$25.9 billion in 2028. We have designed iwasemi to combine functionality and artistry as a sound-absorbing or sound-proofing material, taking advantage of the large number of material options available. Although iwasemi currently has a negligible market share, we aim to establish it as the first recognized acoustic metamaterial for homes and offices, as we are not aware of any similar products currently available on the market. There are acoustic metamaterials on the market for other applications, such as military and industrial applications. However, these metamaterials are often impractical for use in homes and offices because they are too expensive or too difficult to install. We believe these will require additional design and engineering to be adapted for home and office use.

iwasemi faces intense competition from existing and upcoming sound proofing materials and office acoustic panel manufacturers. For example, iwasemi competes with other sound-absorbing or sound-proofing panels made of plastic or microporous material that are also available in a variety of sizes and colors, such as Moxie Surfaces’ Clear-PEP, deamp’s plastic panels, and RPG’s Clearsorber foil. Although we believe that iwasemi offers a wider variety of thicknesses and densities and is more effective at absorbing sound at a wider range of frequencies, the other products may be more price competitive. In addition, the industry for acoustic panel has a low barrier to entry and faces intense competition among many players, both in Japan and the United States. Many of the manufacturers and suppliers of sound proofing materials are more established companies with greater name and brand recognition and more established sales channels than us.

Collaboration and Commercialization

We have developed and commercialized internally different models of iwasemi sound-absorbing and soundproofing panels, including iwasemi HX-a, iwasemi SQ-a, iwasemi RC-a, and our new soundproofing metamaterial, and are continuing to do so, except iwasemi HX-a as discussed below, with regard to which we have collaborated with Itoki Corporation, a major Japanese office furniture manufacturer (“Itoki”). We have primarily promoted and marketed all our iwasemi products by raising awareness of the iwasemi brand among architectural firms, construction companies, and other distributors and consultants of construction materials. We have done this by attending trade shows, providing samples and information sessions, and running advertisements in trade magazines.

The revenue model we have applied to iwasemi HX-a is a sales model along with a licensing model. We have applied the sales model to iwasemi SQ-a and iwasemi RC-a. We have not determined the model to apply to our new soundproofing metamaterial discussed above. We expect to generate most of our revenue from the iwasemi products from the direct sales of these products.

Supply and Manufacturing

Except with respect to the hexagonal iwasemi HX-a product (which will be manufactured by Itoki), we intend to utilize third parties, on a typically non-exclusive basis, to manufacture our iwasemi products and may manufacture the products by ourselves in the future.

Under a manufacturing agreement we entered into with DAIICHIJUSHI INDUSTRY CO., LTD (“DAIICHIJUSHI INDUSTRY”) on July 11, 2022, we engaged DAIICHIJUSHI INDUSTRY as a non-exclusive manufacturer of iwasemi, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement is from July 11, 2022 to July 10, 2023, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

We do not purchase any raw materials directly for the manufacture of iwasemi. All materials are purchased through our contract manufacturers, including polycarbonate resin, recycled resin, and bio-mass based plastic. The selection of raw materials depends on the desired application. Such raw materials and components are generally available throughout the world and are purchased domestically when possible from a variety of suppliers. We generally are not dependent upon, nor do we expect to become dependent on, any single source for raw materials or components. We have not been informed by our manufacturers of any difficulties, nor do we expect to in the future, in obtaining raw materials or components necessary for the production of this product.

Intellectual Property

We have filed 21 patent applications in Japan for the sound absorption system with acoustic metamaterials from the development stage. In addition, we have filed 5 PCT applications based on the Japanese patent applications, and we have filed patent applications in the United States, Europe, and China based, in part, on the PCT application. One of these patents is on sound-absorbing structures used in all HX-a, SQ-a, and RC-a. We also filed 12 design patent applications in Japan and two international application for the equipment housing. Seven of the 14 design patents, including international application, are jointly owned with Itoki. We have applied for trademark protection of the product brand in Japan and other key markets where we expect to market and sell the product such as the United States, Europe, and China. Our trademarks are owned by us, and licensed to Itoki and, where appropriate, other third parties.

hackke

We refer to our positioning technology as “hackke.” By installing multiple locators on, for example, the ceiling of a room, it is possible to calculate the three-dimensional location information of the tags. This technology, which has been under development since 2020, can be used to visualize the movement of workers and cargo and provide the information needed to improve efficiency.

hackke is currently in additional research and development with a construction company, which is one of the potential clients for this system and is currently undergoing trial implementation. We do not have any specific timeline for further commercialization of this technology, if any.

KOTOWARI

Wave control technologies can be used for spatial sensing, but to achieve this, a platform is required with a database function to appropriately aggregate data continuously sent from a large number of sensors, locators, and tags, a component to process the data as needed, and a dashboard editing function for visualization. KOTOWARI provides spatial analysis data to its users. As an example, KOTOWARI can generate data on work conditions at construction sites and on human flow information at stores and exhibitions upon user request, which can then be analyzed by the user for management and other purposes.

KOTOWARI is a solution service that converts space into time-series digital data in an optimal way according to the customers’ needs. It can offer both real-time human/object digitization and high-definition digitization of industrial machinery. Our spatial time-series data enables advanced analysis which was not possible with image recognition only and make previously unviewable objects visible. Additionally, by linking with machines, we believe we can give the machines “eyes” and “intelligence” to achieve advanced controls. KOTOWARI is not limited to sensors developed by us but can also be used to connect commercially available surveillance cameras for digital transformation in construction, agriculture, and other fields, and to connect commercially available CO2 sensors to develop pandemic (such as COVID-19) countermeasures based on actual measurements.

In many areas, data from construction sites is still not digitized. However, we believe that our efforts to digitize this data and embed digital processes into construction work will facilitate integration of the reinforcement learning cycle into the work with AI.

We are collaborating with certain third parties in the development of the KOTOWARI technology. We do not have any specific timeline for further commercialization of this technology, if at all.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide.

As of May 31, 2023, our utility patent portfolio included 222 patent applications filed. Among these applications, 36 of them have been granted in Japan and foreign jurisdictions, 23 are pending examination by the applicable patent office, and 62 have been filed, but we have not requested the applicable patent office to commence examination. The third situation applies only in Japan and certain other non-U.S. countries, where the patent authority will not commence examination without a request from us. To clarify the distinctions, we categorize the status of our utility patent applications as “Filed,” “Pending,” and “Granted” in the tables provided below.

Additionally, our design patent portfolio included 29 applications filed, with 20 of them granted in Japan and foreign jurisdictions.

Generally, “utility patents” protect any new technical solution proposed for the shape, structure, or their combination of a product, suitable for practical use. On the other hand, “design patents,” concerning an overall or partial product, protect any new design of the shape, pattern, or their combination, or the combination of color with shape or pattern, demonstrating an aesthetic appeal and fit for industrial application. For a utility patent, the key requirement is “un-obviousness,” meaning the technical feature must be difficult to develop in view of existing prior arts. For a design patent, the key requirement is “creative in-ease,” indicating that the design feature must be challenging to create in comparison to prior arts.

Applying for a utility patent can involve more steps than applying for a design patent. For example, in Japan and some other non-U.S. countries, we are required to file a request for examination with the patent office to commence examination for utility patents, while no such requirement exists for design patents. As a result, we only distinguish the status of design patents as either “Granted” or “Pending” in the tables provided below.

The term of individual patents depends on the legal term of the patents in the countries where they are obtained. In most countries where we file, the patent term for a utility patent is 20 years from the earliest date of filing a non-provisional patent application. On the other hand, a design patent typically has a term of 15 years.

For more detailed information about our material patents, please see the tables below:

SonoRepro

Granted Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date
1	Ultrasonic radiox device and hair care device

[Features] Multiple supporters are installed so that each other’s main ashes intersect in common, and multiple ultrasonic vibrations are on multiple mounting portions on each supporting body, installed to radiate the ultrasonic waves that progress along the main aspect.

[Effect] In hair care, the adverse effect on hygiene can be reduced.

			Utility	Japan	JP2022-530656	Granted	Pixie	N/A	N/A	05/16/2042

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
2	Ultrasonic radiox device and hair care device

[Features] Multiple supporters are installed so that each other’s main ashes intersect in common, and multiple ultrasonic vibrations are on multiple mounting portions on each supporting body, installed to radiate the ultrasonic waves that progress along the main aspect.

[Effect] In hair care, the adverse effect on hygiene can be reduced.

			Utility	United States	18/163037	Pending	Pixie	N/A	N/A	05/16/2042

kikippa

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
1	Signal processing device, cognitive function improvement system, signal processing method, and program

[Characteristics] By modifying the input sound signal, the output sound signal is asymmetric that has a change in amplitude corresponding to the frequency of gamma waves, and the rising and falling of the amplitude waveform.

[Effect] The amplitude of the acoustic signal can be changed while suppressing the discomfort given to the audience.

			Utility	Japan	JP2022-574497	Pending	Pixie	Shionogi	N/A	10/24/2042
2	Signal Processing Apparatus, and Signal Processing Method

[Characteristics] By modifying the input sound signal, the output sound signal is asymmetric that has a change in amplitude corresponding to the frequency of gamma waves, and the rising and falling of the amplitude waveform.

[Effect] The amplitude of the acoustic signal can be changed while suppressing the discomfort given to the audience.

			Utility	United States	18/171844	Pending	Pixie	Shionogi	N/A	10/24/2042
3	Signal Processing Apparatus, and Signal Processing Method

[Features] Among the input sound signals, signals with predetermined characteristics are transformed in amplitude to generate an amplitude change corresponding to the frequency of the gamma waves, and have the above features of the transformation signal and input acoustic signal. Outputs output sound signals based on not signals.

[Effect] The amplitude of the acoustic signal can be changed while suppressing the deterioration of the acoustic experience.

			Utility	Japan	JP2022-574502	Pending	Pixie	Shionogi	N/A	10/24/2042
4	Signal Processing Apparatus, and Signal Processing Method

[Features] Among the input sound signals, signals with predetermined characteristics are transformed in amplitude to generate an amplitude change corresponding to the frequency of the gamma waves, and have the above features of the transformation signal and input acoustic signal. Outputs output sound signals based on not signals.

[Effect] The amplitude of the acoustic signal can be changed while suppressing the deterioration of the acoustic experience.

			Utility	United States	18/170254	Pending	Pixie	Shionogi	N/A	10/24/2042

VUEVO

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
1	Information processing device, information processing method, and program

[Features] generate information on the content of the audio emitted from the sound source in the position of the multi -microphone device according to the direction of the sound source, and display the map image on the display device display.

[Effect] The user can intuitively associate the speaker and the remarks based on the visual information.

			Utility	Japan	JP2023-523217	Pending	Pixie	Sumitomo Pharma	N/A	02/20/2043

Patent Applications Filed

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
2	Information processing device, information processing method, and program	[Characteristics] estimates the direction of the audio collected in multiple microphones, referring to the estimated direction, determined the proportion of text images corresponding to the acquired voice, and the determined presentation. So, present a text image.[Effect] Easy to recognize the direction of the audio.	Utility	Japan	JP2022-521892	Filed	Pixie	Sumitomo Pharma	N/A	05/10/2041

iwasemi

Granted Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date
1	Sound -absorbing structure and sound absorbing wall

[Features] The 1st and 2nd cavities are in the vicinity of one end in the extension direction, extending the perforated surface in the perforation surface, which has a perforated area, including the first and second regions. The part can be ventilated with the outside through multiple perforation in the first and second areas.

[Effect] High sound absorbing performance can be achieved over a wide band while suppressing the thickness of the sound absorbing member. [Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.

			Utility	Japan	JP2022-548389	Granted	Pixie	N/A	Itoki	06/30/2042

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date
2	Sound -absorbing structure and sound absorbing wall

[Features] The sound -absorbing member has a hollow that is surrounded by a shell with light permeability, and a perforation that communicates between the inside and the outside of the cavity.

[Effect] A sound -absorbing member suitable for use on walls with light transmittance such as glass can be realized.

			Utility	Japan	JP2022-065124	Granted	Pixie	N/A	Itoki	04/11/2042
3	Sound -absorbing structure and sound absorbing wall

[Features] From the first and second areas of the next and second areas of the perforated surfaces with multiple penetration holes, the first cavity and the second hollow part that have a non -parallel part of the perforated surface, respectively. Is extended.

[Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.

			Utility	Japan	JP2021-031928	Granted	Pixie	N/A	N/A	03/01/2041
4	Sound -absorbing structure

[Features] Each of the multiple wave tubes with different lengths along the first direction contains a portion that extends in the second direction, which is orthodox in the first direction, and the end of each conductor. In the provision of a perforated plate having a plurality of holes, each conductor is placed so that the surface of each perforated plate is not included in any plane that is orthogonal in the second direction.

[Effect] A highly manufactured sound - absorbing structure can be provided.

			Utility	Japan	JP2022-507333	Granted	Pixie	N/A	N/A	10/20/2041

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
5	Sound -absorbing structure and sound absorbing wall

[Features] The side wall of the second wave duct, which is longer than the first wave of the tube, has a thickness direction and a non -parallel part, and the open end of each conductive tube can be entered. A perforation plate having multiple holes is provided.

[Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.

			Utility	United States	17/895258	Pending	Pixie	N/A	N/A	03/03/2041
6	Sound -absorbing structure and sound absorbing wall	[Features] The side wall of the second wave duct, which is longer than the first wave of the tube, has a thickness direction and a non -parallel part, and the open end of each conductive tube can be entered. A perforation plate having	Utility	China	202180008696	Pending	Pixie	N/A	N/A	03/03/2041

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
		multiple holes is provided. [Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.
7	Sound -absorbing structure and sound absorbing wall	[Features] The side wall of the second wave duct, which is longer than the first wave of the tube, has a thickness direction and a non -parallel part, and the open end of each conductive tube can be entered. A perforation plate having multiple holes is provided. [Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.	Utility	Europe	21766925.8	Pending	Pixie	N/A	N/A	03/03/2041
8	Sound -absorbing structure and sound absorbing wall

[Features] The 1st and 2nd cavities are in the vicinity of one end in the extension direction, extending the perforated surface in the perforation surface, which has a perforated area, including the first and second regions. The part can be ventilated with the outside through multiple perforation in the first and second areas.

[Effect] High sound absorbing performance can be achieved over a wide band while suppressing the thickness of the sound absorbing member.

			Utility	United States	18/296656	Pending	Pixie	N/A	N/A	06/30/2042
9	Sound -absorbing structure and sound absorbing wall	[Features] The 1st and 2nd cavities are in the vicinity of one end in the extension direction, extending the perforated surface in the perforation surface, which has a perforated area, including the first and second regions. The part can be ventilated with the outside through multiple perforation in the first and second areas. [Effect] High sound absorbing performance can be achieved over a wide band while suppressing the thickness of the sound absorbing member.	Utility	Europe	22852749.5	Pending	Pixie	N/A	N/A	06/30/2042
10	Sound -absorbing structure and sound absorbing wall	[Features] The 1st and 2nd cavities are in the vicinity of one end in the extension direction, extending the perforated surface in the perforation surface, which has a perforated area, including the first and second regions. The part can be ventilated with the outside through multiple perforation in the first and second areas. [Effect] High sound absorbing performance can be achieved over a wide band while suppressing the thickness of the sound absorbing member.	Utility	China	202280006419	Pending	Pixie	N/A	N/A	06/30/2042

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
11	Sound Absorbing Unit, Sound Absorbing Structure, Manufacturing Method, and Design Method

[Features] Each of the multiple wave tubes with different lengths along the first direction contains a portion that extends in the second direction, which is orthodox in the first direction, and the end of each conductor. In the provision of a perforated plate having a plurality of holes, each conductor is placed so that the surface of each perforated plate is not included in any plane that is orthogonal in the second direction.

[Effect] A highly manufactured sound -absorbing structure can be provided.

			Utility	United States	18/303055	Pending	Pixie	N/A	N/A	10/20/2041

Granted Industrial Design Patent

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date
1		IWASEMI_HX-1 (opaque) design part design	Design	Japan	JP2021-027314	Granted	Pixie	Itoki	N/A	12/09/2046
2		IWASEMI_HX-1 (transparent) design part design	Design	Japan	JP2021-027316	Granted	Pixie	Itoki	N/A	12/09/2046
3		IWASEMI_HX-2 (opaque) design part design	Design	Japan	JP2021-027144	Granted	Pixie	Itoki	N/A	12/09/2046
4		IWASEMI_HX-2 (transparent) design part design	Design	Japan	JP2021-027136	Granted	Pixie	Itoki	N/A	12/09/2046
5		IWASEMI_HX-1 and HX-2 design	Design	Europe	DM/222630	Granted	Pixie	Itoki	N/A	06/07/2047
6		Iwasemi SQ-R design	Design	Japan	JP2022-014047	Granted	Pixie	N/A	N/A	06/30/2047
7		Design of the surface (perforated) surface (perforation) of Iwasemi SQ-R	Design	Japan	JP2022-014048	Granted	Pixie	N/A	N/A	06/30/2047

Pending Industrial Design Patent

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
8		IWASEMI_HX-1 and HX-2 design	Design	United States	35/515,736	Pending	Pixie	Itoki	N/A	06/07/2037

KOTOWARI

Patent Applications Filed

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
1	Information processing device, information processing method, and program

A method of identifying the sensor placed in the target space at least one standard, and the entity associated at the above reference point, which is at least one of the detection of the sensor at the standard point.

The means to generate an entity image corresponding to the entity,

A means of generating a spatial image corresponding to the target space, In the space image, as the entity image is placed in a position corresponding to the position of the entity at the reference point, by synthesizing the entity image and the spatial image, it is a means of generating a synthetic image.

Information processing devices that are equipped with.

			Utility	Japan	JP2020-081056	Filed	Pixie	N/A	N/A	05/01/2040

*	Expiration Date if application is granted.

In addition, as of May 31, 2023, we had 53 registered trademarks and 66 trademark applications. “Pixie Dust Technologies” is registered in Japan, the United States and with the World Intellectual Property Organization. The other registered trademarks are currently only registered in Japan. We further have licensing arrangements with collaborators as discussed above under “Our Products and Product Candidates.”

To protect our intellectual property and ensure its competitiveness, we have an intellectual property management division. The division has two patent attorneys who work on discovering invention and intellectual property protections on a regular basis. When we collaborate with other companies in research and development projects, we have, and intend to continue to, enter into agreements to provide that (i) any intellectual property arising from joint research and development will be shared between the parties and (ii) any intellectual property arising from one party’s sole activity will be owned by that party, in order to ensure our sole ownership of any intellectual property developed by us on our own, except with pharmaceutical companies with which all intellectual property developed will generally be jointly owned between the parties as discussed above under “Our Products and Product Candidates.” As some of our intellectual properties are jointly developed with and co-owned by third parties, in those cases we may be required by our collaboration agreements to obtain the third parties’ consent to use or license the co-owned intellectual properties as desired by us. If we cannot obtain the third parties’ consent in a timely manner or at a cost acceptable to us, our ability to commercialize those intellectual properties may be restricted. See “Risk Factors — Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.”

We are also often engaged in research and development projects with academic institutions and in particular, University of Tsukuba and Tohoku University. Different from collaborating with companies, we have entered into agreements with academic institutions whereby we would retain sole ownership of any intellectual property arising from the collaboration, and in consideration for the academic institution’s contributions, we have granted warrants to such academic institution. We have and may continue to compensate the academic institutions we work with for their contributions in cash or in our securities, where appropriate.

The success of our business strategy depends on our continued ability to use our existing intellectual property in order to develop new solutions, increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our patents, trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

In addition, third parties may assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in business, and other revenues. If the intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Employees

As of May 31, 2023, the Company had 116 employees including 78 permanent employees, 3 fixed-term employees, 8 fixed-term part-time employees, 17 contractors and 10 dispatched workers. The Company has never had a work stoppage and none of its employees are represented by any labor organization.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business, including matters involving our franchisees, among others. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

REGULATION OF OUR INDUSTRY

Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors

In Japan, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors (shitauke hou) is the law regulating certain level of large companies subcontracting their jobs to protect subcontractors from exploitation. The applicability is determined based on the three prongs: (I) type of subcontracted job; (II) registered capital of a subcontracting company; and (III) registered capital of a subcontractor.

With regard to (I) type of subcontracted job, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors provides four major categories: (a) manufacturing of goods; (b) repairing of goods; (c) creation of “information-based products”; or (d) provision of services that a subcontracting company is primarily responsible for. If a company subcontract any of the four types of jobs, then we need to go on to the next prong.

In the second prong, a subcontracting company needs to review whether its registered capital exceeds a threshold established by the law. The important thresholds are JPY 300 million, JPY 50 million, and JPY 10 million, and an applicable threshold differs from what the job is subcontracted. If a company subcontracts (a) manufacturing of goods, (b) repairing of goods, (c) creation of computer programs in the category of information-based products, or (d) provision of transportation service/warehousing/information processing services, then thresholds of JPY 300 million and JPY 10 million will apply. If a company subcontracts any creation of information-based products or provision of services other than the foregoing, then the thresholds of JPY 50 million and JPY 10 million will apply.

Lastly, the third prong will look at whether subcontractor’s registered capital is under the threshold applicable in the second prong. For example, in the case where the threshold of JPY 300 million applies and the second prong is satisfied, if the subcontractor’s registered paid-in capital does not exceed JPY 300 million, then the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors will apply to the subcontracting company, which will result in a number of duties being imposed.

If the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors applies, a subcontracting company will be obligated to obey various duties. Among others, obligations include: (i) duty to provide a form stating terms and conditions of order, such as the amount of subcontract fees; (ii) duty to prepare and retain a form; (iii) duty to specify a payment due, which must not exceed 60 days from receipt of deliverable; (iv) prohibition of unreasonable refusal of deliverable; (v) prohibition of unreasonable delay in subcontract fees; (vi) prohibition of return of deliverable; and (vii) prohibition of unreasonable request of rework.

Act on the Protection of Personal Information and Act on the Use of Numbers to Identify a Specific Individual in Administrative Procedures

We are subject to laws and regulations regarding privacy and protection of user data and personal information, due to our customer data collection operations. The application and interpretation of these and other similar international laws and regulations regarding privacy and protection of user data and personal information is often uncertain, particularly with respect to the new and rapidly evolving industry in which we operate.

The AAPI is to protect rights and interests of individuals, while balancing the usefulness of personal information. The APPI mainly concerns three situations: (i) acquisition and use; (ii) storage; and (iii) transfer of personal information.

When personal information is acquired, the purpose of use must be notified to the individual or made public, except in cases where the purpose of use has been made public in advance. The purpose of use must be specified, and the acquired personal information must be used within the scope of such purpose of use. Under Pixie’s privacy policy, the purpose of use is specified. Pixie also provides a form of purpose of use when acquiring personal information.

When storing personal information, it is necessary to manage it safely so that it will not be leaked. For the safe management, the APPI requires business operators holding others’ personal information to establish information security system. It includes establishment of fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, physical security control. As fundamental rules, Pixie has three internal regulations, “Rules on Personal Information Protection”, “Regulation on Handling of Specific Personal Information”, and “Information Security Rule”, which govern personal information protection. Under the Rules on Personal Information Protection, Pixie appointed an employee who is responsible for personal information management. As a window from the public, Pixie provides contact information when obtaining personal information. For the high care of specific personal information under the Regulation on Handling of Specific Personal Information, Pixie prepares “Regulation on Handling of Specific Personal Information”, stipulates the scope of use in it, establishes a person in charge and maintains such information in a separate room that monitors entry and exit for physical separation so that we comply with the Act on the Use of Numbers to Identify a Specific Individual in Administrative Procedures. Under the Information Security Rule, Pixie established an information security committee and holds meetings of the committee biweekly. As a current working task, Pixie is preparing regular training courses for employees with respect to information security.

Additionally, when transferring personal data to a third party, it is necessary, in principle, to obtain the consent of the principal in advance. Pixie has not conducted third-party transfer of retained personal data that requires consent from personal information providers under the APPI.

Foreign Exchange and Foreign Trade Act

The Foreign Exchange and Foreign Trade Act (the “FEFTA”) regulates foreigners’ investment activities into Japanese companies. Under the FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired number of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of technology, the FEFTA expanded, by its amendment, the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing any time within six months of the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact on national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices

The PMDA is a law that establishes regulations to secure the quality, efficacy, and safety of medical products, such as pharmaceuticals, cosmetics, and medical devices.

Under the Act, if a company wants to market and manufacture medical devices, it is required to obtain a marketing and manufacturing license from the Minister of Health, Labor and Welfare and then to follow one of the following procedures depending on the type of medical device: (a) obtain approval from the Minister of Health, Labor and Welfare; (b) obtain certification from a private certification body who is registered by the Minister of Health, Labor and Welfare; or (c) submit a notification to the Minister of Health, Labor and Welfare.

In addition, the Act prohibits (a) false or exaggerated advertisements, (b) advertisements that may lead to the false impression that a physician or other person has certified the efficacy, effects or performance of the product, and (c) obscene advertisements with respect to medical devices. Furthermore, advertisement of medical devices is not permitted prior to receipt of approval from the Minister of Health, Labor and Welfare or certification from a private certification body which is registered by the Minister of Health, Labor and Welfare.

If a product falls under the “medical device” definition under the Act, it is subject to various regulations under the Act. In this regard, the term “medical device” as used in the Act means “appliances or instruments, etc. which are intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, or intended to affect the structure or functioning of the bodies of humans or animals (excluding regenerative medicine products), and which are specified by Cabinet Order”. Therefore, if the product is neither intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, nor intended to affect the structure or functioning of the bodies of humans or animals, it does not fall under the “medical device” definition.

In light of the above regulations, Pixie intends to market its personal care products as neither intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, nor to affect the structure or functioning of the bodies of humans or animals so that they would not be deemed medical devices and subject to the various regulations under the Act.

To ensure compliance with the PMDA Including Pharmaceuticals and Medical Devices and the Act against Unjustifiable Premiums and Misleading Representations, Pixie’s board of directors has established internal regulations to ensure that its business activities comply with these laws and has established a Quality Management System Promotion Committee to be responsible for designing and monitoring its compliance systems. The Quality Management System Promotion Committee has developed guidelines concerning advertising of Pixie’s products, which have been incorporated into our ISO 9001 Quality Management System and implemented in our operations.

Regulations regarding Product Quality and Customer Protection

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, the Product Liability Act (Act No. 85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing, processing, or import of a product could still be liable under this Act if its name was indicated on the product and consumers are led to believe that the seller was the manufacturer, processor, or importer. Liability under this Act can be imposed even if the manufacturer, processor, or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among other things, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial Safety and Health Act requires, among other things, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

Regulations on Advertising

The Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers.

Other Laws and Regulations

Pixie’s current and planned manufacturing activities are subject to a variety of laws and regulations including the Electrical Appliance and Material Safety Act, the Product Liability Act, the Consumer Product Safety Act the Radio Act, and the Antimonopoly Act. In addition to these laws and regulations, Pixie is in compliance with the JIS standard, ISO standard and IEC standard.

C.	Organizational Structure

Not applicable.

D.	Property, Plant and Equipment

Except for our research facility which we call “Technotope” which we own, we lease all of our facilities. We believe our current facilities are suitable and adequate to meet our current needs. We may add new facilities or expand existing facilities as we expand our operations, and we believe suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations. The table below sets forth the sizes and uses of our material facilities:

Location	Primary Function	Approximate Size
3022-1 Numata, Itabashi, Tsukubamirai City, Ibaraki Prefecture (1)	Research & Laboratory	7,492.5 square meters
2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo (2)	Office	1,056.9 square meters
1-2, Kasuga, Tsukuba City, Ibaraki Prefecture (3)	Research & Laboratory	59.1 square meters

(1)

We own this facility, and our research base “Technotope” is located at this facility. There is an anechoic room designed to absorb reflections of either sound or electromagnetic waves located at Technotope.

(2)

Our corporate headquarters is located at this facility. We have leased this facility from Sumitomo Realty & Development Co., Ltd. for a term from May 1, 2022 to December 31, 2023 (the “Existing Lease”). On February 28, 2023, our board of directors resolved to relocate our headquarters to 2-2-1, Yaesu, Chuo-ku, Tokyo after the Existing Lease expires. On the same day, we entered into a lease agreement with Mitsui Fudosan Co., Ltd. for a lease term from June 1, 2023 to May 31, 2028.

(3)	We lease this laboratory room from University of Tsukuba for a term from December 1, 2019 to November 30, 2025.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this annual report entitled “Business” and our audited financial statements and related notes thereto, included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We have prepared our financial statements in accordance with U.S. GAAP. In accordance with Instruction 6 to Item 5 of Form 20-F, we are omitting from this annual report a discussion of our results of operations for the fiscal year ended April 30, 2021. For a discussion of the comparison of our results of operations for the fiscal years ended April 30, 2021 and 2022, please refer to the information included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as included in the Company’s Registration Statement on Form F-1, File No. 333-272476, declared effective on July 31, 2023, which is not incorporated in this annual report.

Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. Mechanobiology is an emerging field of research that studies how biological systems respond to mechanical stimuli. Mechanobiological research findings have the potential to be used to develop new health care and personal care options. Metamaterials are artificially engineered materials that have properties not found in nature. These properties are achieved by carefully designing the structure of the metamaterial at the sub-wavelength scale. Metamaterials can be used to manipulate electromagnetic waves, such as light and radio waves, in novel ways, such as negative refraction to light. Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products.

While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Personal Care & Diversity and Workspace & Digital Transformation. We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies. As an emerging growth company, we have yet to generate significant revenue from any commercialization of our proprietary technologies or products.

In the Personal Care & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan, our principal market: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals with deaf and DHH in March 2023; and kikippa, an acoustic stimulation device functioning as a speaker in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the PMDA and are regulated by the PMD Agency and the Ministry of Health, Labor and Welfare, which require registration and approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products. In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi, particularly in our principal market of Japan. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we intend to co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

In 2014, Dr. Yoichi Ochiai, our Chief Executive Officer and Dr. Takayuki Hoshi, our Chief Research Officer, developed “Pixie Dust,” a three-dimensional acoustic levitation technology, which enables the movement of objects in three dimensions by using ultrasonic control. Previously, ultrasonic waves had only been used to levitate objects and make them move in two dimensions. Since then, we have continued to work on overcoming the challenges in manipulating waves by improving the efficiency and performance of the computer processing required to control waves and making the circuit boards more sophisticated, as well as on applying our wave control technology to product developments and innovation.

Our Company was founded in 2017 by Dr. Ochiai, Dr. Hoshi, and Mr. Taiichiro Murakami, our Chief Operating Officer, to explore better ways to integrate academic and industry resources to develop and commercialize applications of our wave control technology. Since our Company’s inception, we have actively pursued industry-academia collaborations to generate new technologies that can be applied to real-world uses. In doing so, we have prioritized developing products that we believe have potential for wide applicability in the marketplace. We have also sought to accelerate the commercialization of the new products by collaborating with established companies in the relevant industries. Our research efforts aim to develop both advanced technologies and new products and services that can meet real-life needs and help to address social issues facing the global society, such as issues arising from an aging population, as well as to generate added value for our stakeholders.

Historically, we have generated revenues primarily from commissioned R&D and solution services we have provided for other companies including under our collaboration agreements. However, as we expand our marketing and sales efforts for our products, we expect revenue from product sales to contribute an increasing proportion of our revenues over time. During the year ended April 30, 2023, we launched multiple products and expanded our marketing and sales efforts for our products, which resulted in product revenue accounting for 26% of our total revenue. For our fiscal years ended April 30, 2022 and 2023, we generated revenues of ¥636,265 thousand and ¥704,712 thousand ($5,182 thousand), respectively, and incurred net losses of ¥1,109,468 thousand and ¥1,965,491 thousand ($14,453 thousand), respectively.

Key Financial Definitions

Revenue. Our major sources of revenue include commissioned research and development, solution services, membership services, guest speaker services, and product sales.

Our commissioned research and development revenue has comprised the bulk of our revenue. As part of our commissioned research and development activities, we submit to our customers certain deliverables, such as reports, prototypes, and digital source code, which are generated during research and demonstration experiments or the verification and demonstration of the relevant digital technology to the customers. As part of our solution services, we sell or lend dedicated devices and provide system usage, planning, and monitoring services, principally through our hackke service and, previously, through our COVID-19-related magickiri service. However, beginning in April 2023, there were no more outstanding contracts for magickiri, and we no longer generate revenue from this service. As part of our membership services, we operate a membership forum called “Pixie Nest,” which hosts meetings and distributes information to facilitate solving social issues based on knowledge gained by Pixie through industry- academia collaboration, and for which service our members pay a fee. As part of our guest speaker services, members of our management team speak for several media or external events such as academic or industry conferences managed by third parties. While the revenue from commissioned research and development will remain as a source of capital for us, we expect to gain more revenue from commercializing and expanding sales of our own products and solution services.

During the year ended April 30, 2023, we generated revenue primarily from new product sales in addition to commissioned research and development, solution services, membership services, and guest speaker services. New product sales are primarily comprised of SonoRepro and iwasemi. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the expected consideration in exchange for such goods or services. We recognize revenue from product sales to customers principally at the point of delivery of the product to the customer. When we generate revenue from e-commerce, it is recognized either at the time of shipment or at the time of delivery of the product to the end customer, depending on the terms of the contracts. We also enter into certain product rental arrangements and earn product rental revenue. Rental revenue was not material in the year ended April 30, 2023.

Cost of services. Cost of services consists primarily of outsourcing costs, depreciation and amortization, supply expenses, personnel costs and related costs that are attributable to providing our services.

Cost of products. Cost of products consists primarily of material costs, outsourcing costs, depreciation and amortization, supply expenses, personnel costs and related costs that are attributable to production.

Research and development costs. Research and development costs consist of salaries, benefits, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on our behalf.

Selling, general and administrative expenses. Our selling, general and administrative expenses (“SG&A”) are primarily composed of advertising and marketing promotion expenses, personnel costs for sales and marketing staff and general corporate functions, share-based compensation expenses.

Interest expense. Interest expense consists primarily of interest expense arising from borrowings to banks.

Other income, net. From time to time we have non-recurring, non-operating gains and losses which are reflected through other income (expense). These typically include income from interest and subsidies among other sources.

Factors Impacting our Operating Results

The following trends and uncertainties either affected our financial performance historically or are likely to impact our results of operations in the future:

•

The number and quality of partner companies which collaborate with us for joint research and development. We have historically generated revenues primarily from commissioned research and development and solution services we provided for other companies including under our collaboration arrangements. We intend to continue to generate revenue from these sources in the future, though the focus of our business is expected to be on commercializing our products. We face significant competition in seeking appropriate collaborators, which are sometimes also clients of our services. Collaborations are complex and time-consuming to negotiate and document. Whether we can continue to benefit from our collaborations with other companies will depend on whether we can establish or maintain strategic partnerships or other alternative arrangements for our product and product candidates on acceptable terms.

•

The commercialization and potential profitability of our wave control technology and related products. In the next few years, we plan to focus on commercializing SonoRepro, kikippa, VUEVO, and iwasemi, particularly in our principal market of Japan. To date, we have only produced and sold an insignificant amount of SonoRepro and iwasemi. In the second calendar quarter of 2023, we launched VUEVO and kikippa in Japan. We also conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms in March 2023. These product launches have not resulted in significant sales so far. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend greatly on the commercialization of SonoRepro, kikippa, VUEVO, and iwasemi.

As we have a limited history of commercializing our products, it may be difficult to predict our future performance based on our current operation results. The commercial success of our products and product candidates is dependent on a number of factors including market acceptance of our products and solutions, our manufacturing and marketing capabilities, and our competitive and regulatory environments, among others, many of which may be out of our control. We plan to leverage our resources including our collaboration relationships with strategic partners in our efforts to commercialize our products and have seen some encouraging market reaction to SonoRepro and iwasemi so far. Our ability to achieve profitability by focusing on commercializing our products will depend on our ability to create and increase market demand for our products and manage our growth and the related costs effectively.

•

The market acceptance of our products and product candidates. The commercialization of our products is at an early stage and our business performance will depend on our ability to increase levels of user engagement in current and new markets. If we are unable to achieve the degree of market acceptance necessary for future commercial success of our product candidates, we may not be able to attract or retain customers and users or otherwise maintain or increase the frequency, duration, or level of their engagement.

•

The timing and cost to establish a sales, marketing, and distribution infrastructure. In order for us to successfully commercialize our products, we must either develop a sales, marketing, and distribution infrastructure or collaborate with third parties that have such commercial infrastructure and relevant sales and marketing experience. We expect to be able to build our commercial infrastructure over time as we launch and expand sales of our products, and we may rely on licensing and collaboration agreements with strategic partners for the commercialization of our products. If we establish the commercial infrastructure to support the sales, marketing, and distribution of our products, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group, and distribution support. Therefore, our business performance will likely depend on our ability to establish a successful infrastructure to market and sell our products, whether on our own or jointly with current or future collaborators.

•

Changes in general market and economic conditions. Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rate, business conditions, and the impact on economic conditions from pandemics such as COVID-19 and related prophylactic measures. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging environment for us and our strategic partners. We intend to continue to evaluate and adjust our operating strategies and cost management opportunities to mitigate any impacts on our results of operating operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of our business.

We anticipate that our general and administrative expenses will increase in the future as a result of increased costs associated with being a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys, and accountants, among other expenses, and, in the case of public company-related expenses, services associated with strengthening our internal control over financial reporting, maintaining compliance with Nasdaq listing and SEC reporting requirements, director and officer liability insurance costs, and investor and public relations costs, among other expenses.

A.	Operating Results

Comparison of the Results for the Year Ended April 30, 2022 and 2023.

	Year ended April 30,			Change (2022 vs 2023)
	2022(¥)	2023(¥)	2023($)	¥	%
(in thousands)
Statements of Operations Information:
Revenue:
Service	¥636,265	¥521,763	$3,837	¥(114,502)	(18.0)
Products	—	182,949	1,345	182,949	100.0

Total revenue	636,265	704,712	5,182	68,447	10.8
Cost and Expenses:
Cost of services	206,604	65,605	482	(140,999)	(68.2)
Cost of products	—	77,035	567	77,035	100.0
Research and development	694,072	686,557	5,049	(7,515)	(1.1)
Selling, general and administrative expenses	833,305	1,856,056	13,648	1,022,751	122.7

Total cost and expenses	1,733,981	2,685,253	19,746	951,272	54.9
Loss from operations	(1,097,716)	(1,980,541)	(14,564)	(882,825)	80.4

Interest expense	(24,777)	(28,748)	(211)	(3,971)	16.0
Other income, net	13,025	43,798	322	30,773	236.3

Loss before income taxes	(1,109,468)	(1,965,491)	(14,453)	(856,023)	77.2

Income tax expense	—	—	—	—	—

Net loss	¥(1,109,468)	¥(1,965,491)	$(14,453)	¥(856,023)	77.2

Revenue. Our revenue increased by 10.8% from ¥636,265 thousand in the fiscal year ended April 30, 2022 to ¥704,712 thousand ($5,182 thousand) in the fiscal year ended April 30, 2023, primarily due to increases in product revenue of ¥182,949 thousand, partially offset by a decrease in commissioned research and development of ¥67,219 thousand, and the remaining decrease was predominately due to decreases in solution service. The increase in product sales in the year ended April 30, 2023 was primarily attributable to the sales in SonoRepro, which was launched in November 2022, and to a lesser degree, sales of iwasemi, which was launched in July 2022. The decline in commissioned research and development was primarily due to a decrease in the number of orders as the research and development phase for kikkipa and VUEVO wound down in the year ended April 30,

2023, and we started focusing on commercialization of these products. The decline in solution services was primarily due to lower demand for COVID-19 related magickiri service that analyzed the movement of air and people in a room and provided advice on ventilation for commercial customers, such as real estate managers and restaurants. Beginning in April 2023, there were no outstanding contracts for magickiri, and we no longer generate revenue from this service.

Cost of Services. Our cost of services decreased by 68.2% from ¥206,604 thousand in the fiscal year ended April 30, 2022 to ¥65,605 thousand ($482 thousand) in the fiscal year ended April 30, 2023, primarily due to our ability to leverage existing research results for commissioned research and development.

Cost of Products. Our cost of products relates to the launch of new products in the year ended April 30, 2023.

Research and Development Expenses. Our research and development expenses remained relatively flat for the year ended April 30, 2023 compared to the prior year and is primarily affected by selection and concentration of development products.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 122.7% from ¥833,305 thousand in the fiscal year ended April 30, 2022 to ¥1,856,056 thousand ($13,648 thousand) in the fiscal year ended April 30, 2023, due to increases in advertising expenses related to new products and marketing fees.

Interest Expense. Our interest expense increased by 16.0% from ¥24,777 thousand in the fiscal year ended April 30, 2022 to ¥28,748 thousand ($211 thousand) in the fiscal year ended April 30, 2023, primarily due to an increase in outstanding borrowings.

Other Income, net. Our other income increased by 236.3% from ¥13,025 thousand in the fiscal year ended April 30, 2022 to ¥43,798 thousand ($322 thousand) in the fiscal year ended April 30, 2023, primarily due to the receipt of insurance proceeds in 2023 related to a claim for losses that occurred in the year ended April 30, 2022, partially offset by a decrease in subsidy income. The insurance proceeds were recognized in April 2023, at which time it was deemed probable of realization and all contingencies were resolved.

Comparison of the Results for the Year Ended April 30, 2021 and 2022

For a discussion of our results of operations for the fiscal year ended April 30, 2021 compared with the fiscal year ended April 30, 2022, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as included in the Company’s Registration Statement on Form F-1, File No. 333-272476, declared effective on July 31, 2023, which is not incorporated in this Annual Report.

B.	Liquidity and Capital Resources

Sources of Capital Resources

Our principal sources of liquidity were cash and cash equivalents totaling ¥1,795,963 thousand as of April 30, 2022 and ¥2,135,513 thousand ($15,703 thousand) as of April 30, 2023, which were held and used for working capital purposes. Our cash and cash equivalents are comprised of cash on hand, demand deposits, and time deposits maintained at various financial institutions.

We have funded our operations primarily through equity and debt financings, and revenue from product sales and our commissioned research and development pursuant to contractual arrangements with third parties. In June and September 2022, we received ¥2,178,760 thousand ($16,021 thousand) in gross proceeds from our sale of 1,153,800 shares of Series C convertible preferred stock. In August 2023, we completed our IPO pursuant to which we issued and sold 1,666,667 shares of our common stock at a public offering price of $9.00 per share, for aggregate gross proceeds of ¥2,119,500 thousand ($15,586 thousand). We received approximately ¥1,509,656 thousand ($11,101 thousand) in net proceeds after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. Additionally, the Company has outstanding loans from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited. See “ — Credit Facilities” below for more information on these loans.

Our commissioned research and development pursuant to contractual arrangements with third parties and our collaboration arrangements aimed at developing, testing and validating our products and product candidates with collaboration partners are a substantial source of revenue for our business. While commissioned research and development services will remain as a source of revenue for us, we expect to gain more revenue from commercializing and expanding sales of our own products. In the year ended April 30, 2023, we launched multiple products and expanded our marketing and sales efforts for our products, which resulted in product revenue accounting for 26% of our total revenue in the year ended April 30, 2023.

Uses of Capital Resources

We have incurred significant operating losses and negative cash flows since our inception. We incurred net losses of ¥1,109,468 thousand and ¥1,965,491 thousand ($14,453 thousand) for the years ended April 30, 2022 and 2023, respectively. As of April 30, 2023, we had an accumulated deficit of ¥4,382,252 thousand ($32,225 thousand). Our primary use of capital resources has been to conduct research and development activities, expand our marketing and sales efforts for our products, organize and staff our Company, develop our business plan, secure related intellectual property rights, and raise capital.

Operating Capital Requirements

Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We expect to incur significant costs for at least the next several years to develop, manufacture, and distribute our products, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development and seek marketing approval for our Personal Care & Diversity products and related products as needed. As a result, we will require significant capital to support our ongoing operations and to drive our business strategy before we can generate significant revenues.

Going Concern and Management Plans

We do not expect that our cash and cash equivalents as of April 30, 2023, together with the net proceeds from the IPO, will enable us to fund our operating expenses, debt obligations, and capital expenditures for at least 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. Therefore, it is likely we will require additional capital over the next 12 months. Management plans to alleviate the conditions that raise substantial doubt to our ability to continue as a going concern by raising additional capital through the issuance of common shares, including a follow-on public offering, other equity or debt financings, or refinancing of existing debt obligations. Additionally, management plans to manage liquidity through the timing and extent of spending related to research and development, advertising, and other discretionary operating expenses. However, there can be no assurances that we will be successful in securing any equity or debt financing on terms favorable to us, or at all, and it is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing.

For more information, see “Liquidity and Going Concern” in Note 2: Summary of Significant Accounting Policies” to our audited financial statements for the years ended April 30, 2021, 2022 and 2023 included elsewhere in this annual report.

Until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through equity or debt financing, or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution, and licensing agreements. We do not expect to generate cash flow from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next two to three years.

Our future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	our ability to secure any required regulatory clearance or approval for our technology, products, and services;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our technology, products, and services;

•	commercial manufacturing, shipping, installation and deployment of our products and sufficient inventory to support commercial launch and expansion;

•

the cost of expanding our research and development, manufacturing and laboratory operations and products and services offerings, including the hiring of operational, financial and management personnel;

•	the effect of competing technological and market developments

•	our ability to maintain, expand and protect our intellectual property portfolio;

•	market acceptance of our technology, products, and services;

•	the ability to establish and maintain collaborations on favorable terms, if at all;

•	costs related to international expansion; and

•	the potential cost of, and delays in, product development as a result of regulatory oversight.

Additionally, a change in any of the above or other factors with respect to the development and commercialization of any of our products could significantly change the costs and timing associated with the development and commercialization of that product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. If we are unable to raise the capital we need when we need it or enter into such agreements, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our products. See the section titled “Risk Factors — We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.”

We expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Cash Flows

Comparison of the years ended April 30, 2022 and 2023

	Year ended April 30,
(in thousands)	2022(¥)	2023(¥)	2023($)
Statements of Cash Flows Data:
Net cash used in operating activities	¥(1,075,326)	¥(1,813,442)	$(13,335)
Net cash used in investing activities	¥(74,702)	¥(89,284)	$(657)
Net cash (used in) provided by financing activities	¥(120,110)	¥2,242,276	$16,489

Net Cash used in Operating Activities

During the years ended April 30, 2022 and 2023, net cash used in operating activities was ¥1,075,326 thousand and ¥1,813,442 thousand ($13,335 thousand), respectively, primarily resulting from our net loss of ¥1,109,468 thousand and ¥1,965,491 thousand ($14,453 thousand), respectively, adjusted for non-cash charges. Non-cash charges were primarily comprised of depreciation and amortization of ¥75,182 and ¥110,576 ($813 thousand) during the years ended April 30, 2022 and April 30, 2023, respectively, and stock-based compensation of ¥65,537 ($482 thousand) for the year ended April 30, 2023. The increase in cash used in operating activities from the prior year was primarily due to activities related to our business expansion and our increased marketing and sales activities.

Net Cash used in Investing Activities

During the years ended April 30, 2022 and 2023, net cash used in investing activities was ¥74,702 thousand and ¥89,284 thousand ($657 thousand), respectively. The increase in net cash used in investing activities was primarily due to an increase in acquisitions of property and equipment for research and development purposes.

Net Cash (used in) provided by Financing Activities

During the year ended April 30, 2022, net cash used in financing activities was ¥120,110 thousand and during the year ended April 30, 2023, net cash provided by financing activities was ¥2,242,276 thousand ($16,489 thousand), respectively. The net cash used in financing activities in the year ended April 30, 2022 was primarily due to our repayment of long-term borrowings and our payment of offering costs. The net cash provided by financing activities in the year ended April 30, 2023 was primarily due to proceeds from issuance of Series C convertible preferred stock.

Credit Facilities

As of April 30, 2023, the Company has outstanding loans (the “Bank Loans”) from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited which totaled ¥1,034,445 thousand ($7,607 thousand). The main purpose of obtaining the Bank Loans has been to fund the Company’s operations.

On March 22, 2019, the Company entered into a loan agreement with The Shoko Chukin Bank, Ltd. The agreement provides for four loans to be advanced to the Company in March 2019, July 2020, July 2021 and July 2022, respectively, each in the amount of ¥250,000 thousand, provided that the Company meets certain financial performance targets prior to each of the second, third and fourth loans. The loans under this facility carry an interest rate of 3% per annum and will mature in a lump sum on February 29, 2024. The outstanding principal balance as of April 30, 2023 was ¥1,000,000 thousand ($7,353 thousand).

On November 30, 2020, the Company entered into a loan agreement with Resona Bank Limited for a principal amount of ¥40,000 thousand. The loan agreement was amended on the same date. Pursuant to the loan agreement, as amended, the loan carries an interest of 1.475% per annum, however, the loan is exempt from interest payment for the period from November 30, 2020 to November 29, 2023. In addition, the Company shall make a monthly repayment of ¥1,111 thousand and the last payment shall be made on November 30, 2025. This loan is guaranteed by Tokyo Credit Guarantee Corporation, an unaffiliated guarantee service provider. The outstanding principal balance as of April 30, 2023 was ¥34,445 thousand ($254 thousand).

Cash Commitments from Contractual Obligations

The following table summarizes our contractual obligations as of April 30, 2023 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment due by period
	(in thousands)
Year ending April 30,	Total	2024	2025-2026	2027-2028
Long-term debt principal payments	¥1,034,445	¥1,013,332	¥21,113	¥—
Long-term debt interest payments	25,644	25,411	233	—
Finance Lease Obligations	41,419	15,979	24,870	570
Operating Lease Obligation(1)	63,575	57,286	6,289	—

Total	¥1,165,083	¥1,112,008	¥52,505	¥570

(1)

On February 28, 2023, the board of directors met and resolved to relocate to the new head office. At the same date, the Company signed a lease agreement for the new head office with a commencement date of

June 1, 2023 and an expiration date of May 31, 2028, without an option to renew. Estimated minimum lease payments for the new head office are not included in the table above, as the lease has not yet commenced. The estimated minimum lease payments for the new head office are ¥6,850 thousand ($51 thousand), ¥112,990 thousand ($831 thousand), ¥136,956 thousand ($1,007 thousand), ¥136,956 thousand ($1,007 thousand), and ¥136,956 thousand ($1,007 thousand) for the years ending April 30, 2024, 2025, 2026, 2027, and 2028.

We have entered into contracts in the normal course of business with third parties. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Off-Balance Sheet Arrangements

As of April 30, 2023, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C.	Research and Development, Patents and Licenses

Our goal is to continue to develop and commercialize innovative and practical products by applying our control wave technology. We continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators and commissioned research and development has been a substantial source of our revenue. We discuss with our collaboration partners what areas to perform research and development. Through trials and tests, we and our collaboration partners have found some results which we believe can be commercialized. We have developed and released our products such as SonoRepro, kikippa, VUEVO, and iwasemi under these collaborations. We have made a substantial investment in research and development including incurring personnel-related expenses and facility costs. We plan to continue investing in research and development to bring innovative products and solutions to the market.

D.	Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may differ from those estimates.

For a description of our significant accounting policies and recently issued accounting pronouncements, see Note 2 – Summary of Significant Accounting Policies to our audited financial statements included elsewhere in this annual report.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our financials are described below.

Revenue Recognition

Under ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, net of consumption tax. Our customer contracts generally only include fixed consideration. Only certain of our product sales contracts contain a return policy. Payment terms are generally one month from the invoice date for all service revenue streams. For product sales directly to businesses, the payment term is typically thirty days. For ecommerce product sales, the payment term is within a month. If the Company receives payments before the performance obligation is satisfied, contract liabilities are recorded. There is no significant financing component.

Nature of Goods and Services

We derive our revenue from the following sources:

Commissioned research and development

We receive compensation for conducting the research and demonstration experiments, verification, or demonstration of the digital technology. We submit the deliverables such as reports, prototype, and digital source code to the customer. The contracts include the customer acceptance right. Therefore, the revenue is recognized at a point in time, when the goods are delivered, and acceptance is completed.

Solution services

We provide the solution services by utilizing our own technologies and receive compensation from customers. For the year ended April 30, 2022, our solution services are principally hackke and magickiri services. For the year ended April 30, 2023, our solution services were almost entirely related to hackke services.

For hackke services, we sell the dedicated device and provide system usage service to the customer, which we identify as two distinct performance obligations. Since the contract for hackke services with a customer includes multiple performance obligations, the transaction price is allocated to each performance obligation based on their respective standalone selling price (“SSP”) which is estimated by management’s judgement.

For the sale of the dedicated device, the revenue is recognized at a point in time when products or deliverables are delivered, and acceptance is completed as the performance obligation is deemed to be satisfied at the time of completion of acceptance. For system usage service, revenue is recognized on a monthly basis as access rights are granted on a monthly basis.

For our magickiri services, we provided COVID-19-related planning and monitoring services to commercial customers, such as real estate managers and restaurants by delivering the results in the form of reports. The revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed. However, beginning in April 2023, there were no more outstanding contracts for magickiri, and we no longer generate revenue from this service.

In respect of commissioned research and development and solution services, for certain customers, we satisfy a performance obligation over time. For these contracts, we have a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. In these cases, we recognize revenue over time using the “as invoiced” practical expedient and thereby recognized the amount to which the entity has a right to invoice.

Guest speaker services

The guest speaker services are provided by our management for several media and external events managed by a third party. The revenue from guest speaker services is recognized at a point in time when the services are delivered.

Membership services

We generally provide membership services in which we hold forums to discuss recommendations and future direction to solve social issues by utilizing our technologies. The consideration is received in advance and the contract terms are generally one year. Since the customer simultaneously receives and consumes the benefits of our performance, we recognize revenue ratably over the contract term. The contract specifically states that no refund will be made, therefore we did not record any refund liability as of April 30, 2022 and 2023. We record contract liability in respect of the amount of consideration received in advance.

Product sales

During the year ended April 30, 2023, we primarily sold two products “iwasemi” and “SonoRepro.” Products are either sold directly to consumers through ecommerce platforms or directly to businesses. We recognize revenue from product sales to customers principally at the point of delivery of the product to the customer. When we generate revenue from ecommerce, it is recognized either at the time of shipment or at the time of delivery of the product to the customer, depending on the terms of contracts. Since certain contracts for product sales include multiple performance obligations, the transaction price is allocated to each performance obligation based on their SSP which is estimated by management’s judgement. Our contracts for products sales only provide standard assurance warranty. The Company also entered into certain product rental arrangements and earned product rental revenue for the year ended April 30, 2023. The revenue generated from these arrangements were immaterial.

Significant Judgments and Estimates

Determining the method and amount of revenue to recognize requires management to make judgments and estimates.

Judgments include determining whether to present revenue gross, as a principal, or net, as an agent, which is based on an evaluation of whether we control the service prior to it being transferred to the customer, and applying ASC 606 to our collaborative research and development arrangement. For products sold to consumers through third-party ecommerce platforms, we determined that we are the principal in the arrangement because we control the product before it is transferred to the end customer.

When we enter into a collaborative research and development arrangement, we evaluate whether the arrangement falls within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”), based on whether we involve joint operating activities and whether both parties actively participate in the arrangement and are exposed to significant risks and rewards. If the payments from the counterparty of contracts to us are from customers, we account for them within the scope of ASC 606. However, if we determine that the payment is not from a customer, certain collaborative research, development, manufacturing and commercial activities and related payments should be presented as a reduction to research and development or general and administrative expenses, depending on where the underlying costs are presented. Historically, there has been no evidence in these arrangements that both parties are actively participating in the arrangement or are exposed to significant risks and rewards, and therefore, these contracts did not fall within collaborative agreements as defined in ASC 808.

Our contracts with customers may include multiple promises to transfer services to a user. Judgment is required to determine if the promises are separate performance obligations, and if so, the allocation of the transaction price to each performance obligation. For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative SSP of each obligation. Judgment is required to determine SSP for each distinct performance obligation.

For the hackke services, we estimated SSP for the dedicated device using the adjusted market assessment approach as similar equipment is available in the market. In respect of providing the system usage service to the customer, due to the difference in service design among customers, we do not have SSP for providing the system usage service to the customer. Thus, we estimated the SSP for the system usage service using the residual approach by reference to the total transaction price less the SSP of sale of device.

In addition, for products sold to consumers, we grant limited rights of return through certain ecommerce platforms. Sales returns are recorded as a reduction of revenue and cost of sales and are estimated and recorded based on historical sales and returns information. An estimated return liability along with a right to recover assets are recorded for future product returns. As of April 30, 2023, we had a refund liability of ¥4,959 thousand ($36 thousand).

Stock-Based Compensation

Our stock-based awards consist of stock options issued to employees and non-employees. We measure the estimated fair value of the stock-based awards on the date of grant. We recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. We record expense for awards with service-based vesting using the straight-line method. For awards with performance conditions, compensation expense is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. We account for forfeitures as they occur.

Fair values of stock options are determined using the Black-Scholes option pricing model. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of our future stock price, risk-free rate and future dividend yields. Changes in assumptions used to estimate fair value could result in different outcomes.

Expected Term. The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because we did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.

Expected Volatility. The expected stock price volatility assumption was determined by examining the historical volatilities of comparable publicly traded companies within our industry.

Risk-Free Interest Rate. The risk-free rate assumption was based on the U.S. treasury rate that was consistent with the expected term of our stock options.

Expected Dividend Yield. The expected dividend assumption was based on our history and expectation of dividend payouts. We do not currently pay dividends on the common stock; therefore, a dividend yield of 0% was used in the Black-Scholes option pricing model.

Fair Value of Common Stock. The fair value of the common stock underlying the stock options has historically been the responsibility of and determined by our Board of Directors. Because there was no public market for our common stock, the Board of Directors has used independent third-party valuations of our common stock, operating and financial performance, and general and industry-specific economic outlook, amongst other factors.

Income Tax

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to our historical operating performance and the recorded cumulative net losses in prior fiscal periods, the net deferred tax assets have been fully offset by a valuation allowance.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. We recognize uncertain tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. In identifying our uncertain tax positions, we reviewed the operating results and balance sheets; reviewed tax returns filed for open tax years including relevant supporting documents, preformed analysis on our book to tax differences and their impact and evaluated significant tax elections and position. We have concluded that all tax positions reported on our tax returns are highly certain tax position and we do not have any uncertain tax positions.

Recently Adopted Accounting Pronouncements

In November 2021, the financial accounting standards board (“FASB”) issued an Accounting Standards Update (“ASU”) 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”. The ASU requires additional disclosures for transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including: (i) information about the nature of the transactions and related accounting policy used to account for the transactions; (ii) the line items on the balance sheet and income statement affected by these transactions including amounts applicable to each line; and (iii) significant terms and conditions of the transactions, including commitments and contingencies. The new guidance is effective for annual periods beginning after December 15, 2021. We adopted this standard effective May 1, 2022. As a result of the adoption of this standard, included additional disclosure under “Government

Assistance” in Note 2: Summary of Significant Accounting Policies in Item 18

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which required entities to make a one-time determination of whether an entity is eligible to be a smaller reporting company as of November 15, 2019 for the purpose of determining the effective date of ASU 2016-13. As an emerging growth company, we will adopt this standard effective May 1, 2023 and the adoption of this ASU is currently not expected to have a material effect on the financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo, 101-0061, Japan.

Name	Age	Position(s) with our Company	Term Expires
Yoichi Ochiai	35	Chief Executive Officer and Director	2024
Taiichiro Murakami	37	Chief Operation Officer and Director	2024
Takayuki Hoshi	42	Chief Research Officer and Director	2024
Yoshiyuki Sekine	47	Chief Financial Officer and Director	2024
Yusuke Murata	42	Outside Director	2024
Masayo Takahashi	61	Outside Director	2024
Kazuyoshi Takeya	65	Corporate Auditor	2026
Akiko Ito	43	Corporate Auditor	2026
Seiichi Koike	66	Corporate Auditor	2026

*	Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Yoichi Ochiai. Dr. Ochiai is the co-founder of our Company and has served as our Chief Executive Officer and as a representative director since our inception. Dr. Ochiai has been an assistant professor of library, information and media studies at the University of Tsukuba since 2015. His main research interest is human-computer interaction called “Digital Nature”, which is an environment that fuses the digital with the analogue, blurring the boundary between nature and artifice. At the University of Tsukuba, he heads up the research lab, Digital Nature Group, which seeks to solve problems around the industry, academia and art. Previously, Dr. Ochiai served as a research fellow for the Japan Society for the Promotion of Science. Dr. Ochiai has received numerous awards and accolades, including the 2015 World Technology Award (IT Hardware) from the World Technology Network, the 2020 Innovators Under 35 Japan by MIT Technology Review and the Future 50 by Project Management Institute. Dr. Ochiai is the youngest ever keynote speaker in the 40-year history of SEMICON Japan and was also invited as a speaker at South by Southwest in 2022. Dr. Ochiai is a member of the Japanese Cabinet Office Intellectual Property Strategy Vision Expert Committee, which is dedicated to moonshot research, and an envoy of the Cultural Affairs Agency. Dr. Ochiai has also been selected as a thematic producer for the 2025 Osaka/Kansai Expo. Dr. Ochiai received a master’s degree in Applied Computer Science from the University of Tokyo in March 2013 and a Ph.D. in Applied Computer Science at the University of Tokyo in May 2015.

Taiichiro Murakami. Mr. Murakami is a co-founder of our Company and has served as our Chief Operating Officer since June 2017 and as a representative director since January 2019. Previously, Mr. Murakami served as a management consultant for Accenture Japan Ltd. from April 2010 to December 2016 where he focused on assisting companies with the development of business strategies, operating models, digital strategies and large-scale business transformation and organizational change. In addition, Mr. Murakami has served as an executive advisor for Mitou Foundation since January 2017 and as a director of Ippan Shadan Houjin xDiversity since November 2018. Mr. Murakami received a Bachelor of Engineering degree from University of Tokyo in March 2008 and a Master of Engineering degree from University of Tokyo in March 2010.

Takayuki Hoshi. Dr. Hoshi is the co-founder of our Company and has served as our Chief Research Officer and as a director since October 2017. Previously, Dr. Hoshi served as an assistant professor at the University of Tokyo in its Research Center for Advanced Science and Technology from June 2016 to September 2017 and in the department of information physics and computing from April 2016 to May 2016. Prior to his tenure at the University of Tokyo, Dr. Hoshi served as an assistant professor at Nagoya Institute of Technology’s Center for Innovative Young Researchers from April 2011 to May 2016 and as an assistant professor in the department of intelligent mechanical systems at the Graduate School of Science and Technology at Kumamoto University from April 2009 to March 2011. Dr. Hoshi is considered a world-renowned expert on wave control technologies. Dr. Hoshi developed the world’s first ultrasonic phased array system for non-contact mid-air haptic stimulation in 2008 and demonstrated the world’s first three-dimensional acoustic manipulation in 2013. Dr. Hoshi continues his academic contributions, including participating as the editor and author of the first professional book on ultrasonic haptics, “Ultrasound Mid-Air Haptics for Touchless Interfaces.” Dr. Hoshi received a Bachelor of Engineering degree in March 2003, a Master of Engineering degree in March 2005 and a Ph.D. in Information Science and Technology in March 2008 from the University of Tokyo.

Yoshiyuki Sekine. Mr. Sekine has served as our Chief Financial Officer and a director since July 2018. Mr. Sekine has served as a director and as the chief of administration department of PeptiDream Inc. (OTC: PPTDF), a drug discovery bio-venture company, from May 2012 to February 2018, where he was responsible for the company’s general management as well as investor relations functions. At PeptiDream Inc. (TYO: 4587), Mr. Sekine assisted with the company’s initial public offering on the Tokyo Stock Exchange and development of the compliance and disclosure systems for compliance with the various listing requirements of the Tokyo Stock Exchange. From February 2003 to December 2011, Mr. Sekine has served in various roles at Treasure Factory Co., Ltd., including serving as the chief of accounting and finance and the general affairs departments. Mr. Sekine received a Bachelor of Arts degree in Journalism from Sophia University in March 1998.

Yusuke Murata. Mr. Murata is a director and has served on our board of directors since June 2017. Mr. Murata has served as a representative director of the general partner of Incubate Fund III L.P., a fund with investments in various early-stage companies that seek to transform and revolutionize existing industries, since October 2010. Prior to Incubate Fund, Mr. Murata served as Group Manager, Investment Department 1 Investment Group 6 at Daiwa Corporate Investment CO., Ltd. (formerly known as N.I.F. Ventures) from April 2003 to March 2010, where he was engaged in investments and development of startups and fund formation management. Mr. Murata received a Bachelor of Arts degree in Economics from Rikkyo University in March 2003.

Masayo Takahashi. Dr. Takahashi is a director and has served on our board of directors since July 2022. Dr. Takahashi has served as the president of Vision Care Inc., VC Gene Therapy and VC Cell Therapy, start-ups which she founded in August 2019, August 2020 and March 2021, respectively, and that develop various regenerative and gene therapy technologies and products. As the president, she is responsible for the general management and strategic growth of these companies. Prior to that, Dr. Takahashi was an ophthalmologist at Kyoto University from April 1986 to September 2006. Additionally, Dr. Takahashi currently serves as a board member of Sysmex Corporation (OTC: SSMXY), a company that engages in the development, manufacture and sale of laboratory testing reagents and laboratory equipment; the development and sale of computer systems for medical institutions, as well as the development and sale of software used for clinical examination information systems. Dr. Takahashi is a world-renowned expert in the area of regenerative medicine led the world’s first iPS cell application in 2014. Dr. Takahashi received Bachelor of Medicine, Ph.D. and M.D. degrees from Kyoto University.

Kazuyoshi Takeya. Mr. Takeya has served as a corporate auditor of our Company since October 2020. Previously, Mr. Takeya has served in various leadership roles at Japan Credit Information Reference Center, one of the largest credit information agencies in Japan, including: as the chief of the business affairs department from July 1986 to June 1999; as the director of the corporate planning department from June 1999 to June 2001; as the executive director of the corporate planning, legal & compliance and general risk management departments from June 2001 to June 2016; and most recently, as the auditor and part-time advisor from June 2016 to June 2020. At

Japan Credit Information Reference Center, Mr. Takeya was responsible for developing corporate governance and management systems, formulating management plans, and managing legal and compliance affairs relating to personal information protection, comprehensive risk management and information security. Mr. Takeya received a Bachelor of Arts degree in Sociology from Hosei University in March 1979.

Akiko Ito. Ms. Ito has served as a corporate auditor of our Company since April 2019. Ms. Ito is a licensed certified public accountant in Japan and currently serves as the representative certified public accountant at Akiko Ito Certified Public Accountant and Tax Accountant Office, an accounting and tax consulting firm Ms. Ito founded in October 2017. From December 2004 to September 2014, Ms. Ito served as the manager of Ernst & Young ShinNihon LLP where she provided internal audit and internal control consulting services. Ms. Ito currently serves as the external auditor of Petgo Corporation and RevComm Inc. Ms. Ito has previously served as the external auditor of SuRaLa Net Co., Ltd. from March 2018 to March 2019 where she provided various accounting and tax consulting services as well as an external auditor of istyle Inc. and Convano Inc. Ms. Ito received a Bachelor of Arts degree in Law from Hosei University in March 2002 and a Master of Arts degree in Law from the Graduate School of Kyoto Sangyo University in March 2004.

Seiichi Koike. Mr. Koike has served as a corporate auditor of our Company since April 2019. Mr. Koike has extensive experience in the automobile industry, particularly in materials development and production technology for automotive parts, as well as in corporate governance as a corporate auditor. Mr. Koike currently serves as an external director of Taiyo Yuden Co., Ltd. and Smart Solar Corporation, and as the auditor for Honda Foundry Co., Ltd. from June 2013 to June 2017. Prior to that, Mr. Koike served in various roles at Honda R&D Co., Ltd., including as the Chief Scientist from March 1982 to April 2008 and also as the Chief of Brazil Automobile Center from April 2004 to April 2006. Mr. Koike received a Bachelor of Engineering degree in March 1978 and a Master of Engineering degree in March 1980 from Tohoku University.

Board Diversity

On August 6, 2021, the SEC approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. The table below provides certain demographic information regarding our current board of directors:

Board Diversity Matrix (As of April 30, 2023)
Country of Principal Executive Offices	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

While we have not adopted a formal board diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we are committed to increasing diversity on our board. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

B. Compensation

Compensation of our Directors and Corporate Auditors

In accordance with the Companies Act and our Articles of Incorporation, the maximum aggregate annual amount of compensation for our directors and for our corporate auditors is determined by our shareholders through a shareholder resolution. Once the maximum aggregate annual amount of compensation is approved at a general meeting of shareholders, no further approval is required unless a proposal is approved by the board of directors to adjust the maximum aggregate annual amount of compensation. Subject to such shareholder resolution, our board of directors, in consultation with the compensation committee, will then determine the specific amount of compensation for each director, and our board of auditors will then determine the specific amount of compensation for each corporate auditor. The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in the fiscal year ended April 30, 2023, including by the type of remuneration and the number of persons in each category.

Category of directors and corporate auditor	Total amount of remuneration	Base compensation	Number of persons in category
Executive director(1)	¥57,550,800 ($423,199)	¥57,550,800 ($423,199)	4
Outside directors(2)	¥1,880,000 ($13,825)	¥1,880,000 ($13,825)	3
Outside corporate auditors(3)	¥9,840,000 ($72,358)	¥9,840,000 ($72,358)	3

(1) Includes Yoichi Ochiai, Taiichiro Murakami, Takayuki Hoshi, and Yoshiyuki Sekine.

(2) Includes Yusuke Murata, Masayo Takahashi, and a former director who resigned on July 24, 2023.

(3) Includes Kazuyoshi Takeya, Akiko Ito, and Seiichi Koike.

Stock Options

We have granted stock options to purchase our common shares, as authorized by our shareholders in April 2018, July 2018, October 2018, April 2019, March 2020, April 2020 and August 2022. Each option can be exercised for 600 shares of common stock. The purpose of these grants is to enable our directors, corporate auditors, employees, and advisors to share in our success and to reinforce a corporate culture that aligns interests with those of our shareholders. Our stock option grants generally prohibit transfers of options. A stock option holder generally forfeits such stock options if they are no longer a director, corporate auditor, employee, or advisor of our Company, except under limited circumstances or as otherwise determined by our board of directors. The following table summarizes the stock options we have issued since the inception of the Company.

Name of Issuance	Issuance Date	Expiration Date	Exercise Price (per option)	Number of Stock Options to be Granted	Total Number of Common Shares Underlying Stock Options(3)
First Series (2)	04/27/2018	04/26/2028	¥125,000 ($919)	12	7,200
Second Series (2)	07/24/2018	07/23/2028	¥16,500 ($121)	415	249,000
Second-2 Series (2)	10/17/2018	10/16/2028	¥16,500($121)	25	15,000
Third Series (2)	04/24/2019	04/23/2029	¥180,000($1,324)	647	388,200
Fourth Series (1)	04/24/2019	04/23/2029	¥180,000($1,324)	357	214,200
Fifth Series (2)	03/31/2020	03/30/2030	¥181,000($1,331)	80	48,000
Sixth Series (2)	04/30/2020	04/29/2030	¥181,000($1,331)	782	469,200
Seventh Series	04/30/2020	04/29/2030	¥181,000($1,331)	366	219,600
Eighth Series	08/31/2022	08/30/2032	¥1 ($0.01)	146	87,600

(1)	The options were cancelled with consent from both the Company and the grantee.
(2)

The options, when issued, were not exercisable until our common shares became listed on any stock exchange in Japan or elsewhere. As a result of the consummation of the IPO and the listing of the common shares in the form of ADSs on Nasdaq, these options are now exercisable.

(3)	On April 28, 2023, the Company effectuated the Share Split, and the number of shares has been retroactively restated.

Of the stock options granted pursuant to the above-mentioned grants, 702 stock options to acquire an aggregate of 421,200 of our common shares have been extinguished, and 2,128 stock options to acquire an aggregate of 1,276,800 of our common shares remain outstanding as of April 30, 2023. For additional details, see Note 13 to our audited financial statements as of and for the years ended April 30, 2022 and 2023 appearing elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our common shares that we have granted to our officers, directors and corporate auditors:

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per option)	Total Number of Stock Options Granted		Total Number of Common Shares Underlying Stock Options(2)
Yoichi Ochiai	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,331)	4		2,400
Taiichiro Murakami	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,324)	132		79,200
Taiichiro Murakami	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,324)	218	(1)	130,800	(1)
Taiichiro Murakami	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,331)	221		132,600
Takayuki Hoshi	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,331)	2		1,200
Yoshiyuki Sekine	07/24/2018	07/24/2018	07/23/2028	¥ 16,500 ($ 121)	150		90,000
Yoshiyuki Sekine	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,324)	118		70,800
Yoshiyuki Sekine	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,324)	132	(1)	79,200	(1)
Yoshiyuki Sekine	04/30/2020	04/30/2020	04/29/2030	¥181,000 ($1,331)	132		79,200

(1)	The options were cancelled with consents by both the Company and the grantee.
(2)	On April 28, 2023, the Company effectuated the Share Split, and the number of shares has been retroactively restated.

C.	Board Practices

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once a month. Under the Companies Act and our Articles of Incorporation, our Company must have at least three, but no more than ten, directors on our board of directors. Our board of directors is currently comprised of seven directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director is two years and expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Dr. Yoichi Ochiai, our Chief Executive Officer and a director, and Mr. Taiichiro Murakami, our Chief Operating Officer and a director, are currently the sole representative directors of our Company. Our board of directors may appoint from among its members a chairman, a Chief Executive Officer or one or more executive chairmen (Torishimariyaku Kaicho), vice president(s) (Torishimariyaku Fukushacho), senior managing director(s) (Senmu torishimariyaku) and managing director(s) (Jomu Torishimariyaku).

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of six directors, two of whom (Mr. Yusuke Murata and Ms. Masayo Takahashi) are considered “independent”, as determined in accordance with the applicable Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our Articles of Incorporation provide for not more than three corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors or employees of our Company or any of our subsidiaries or serve as corporate officers of any of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our Articles of Incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our Articles of Incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our Articles of Incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function primarily through the Internal Control Committee, which is an executive committee comprising the General Manager of Management Head Office, the Manager of Internal Audit Division and a representative of each other division. While the Initial Control Committee is responsible for analyzing and evaluating matters relating to compliance and strategic risk management, our entire board of directors will be regularly informed through committee reports about the risks. Our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements.

Code of Business Conduct

Our board of directors has adopted a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions), and our agents.

Limitation of Liability of Directors and Corporate Auditors

Under the Companies Act and our Articles of Incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our Articles of Incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditors to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the amount stipulated in laws and regulations. We have entered into a liability limitation agreement with each of our non-executive directors (Yusuke Murata and Masayo Takahashi) and outside corporate auditors (Kazuyoshi Takeya, Akiko Ito and Seiichi Koike) which limits the maximum amount of their liability to the amount stipulated in laws and regulations.

D.	Employees

As of May 31, 2023, the Company had 116 employees including 78 permanent employees, 3 fixed-term employees, 8 fixed-term part-time employees, 17 contractors and 10 dispatched workers. The Company has never had a work stoppage and none of its employees are represented by any labor organization.

E.	Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of August 3, 2023:

•	each of our named executive officers, directors, and corporate auditors;

•	all of our named executive officers, directors, and corporate auditors as a group; and

•	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) and are based on a total of 14,702,267 common shares issued and outstanding as of the date of this annual report.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Pixie Dust Technologies, Inc., 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo, Japan.

Name of Beneficial Owner(1)	Common Shares Beneficially Owned
Executive Officers, Directors, and Corporate Auditors:	Shares	Percentages
Yoichi Ochiai(2)	3,165,000	21.5%
Taiichiro Murakami(3)	1,388,400	9.4%
Takayuki Hoshi(4)	1,379,400	9.4%
Yoshiyuki Sekine(5)	336,600	2.3%
Yusuke Murata(6)	2,106,600	14.3%
Masayo Takahashi	—	—
Kazuyoshi Takeya	—	—
Akiko Ito	—	—
Seiichi Koike	—	—
Executive Officers, Directors, and Corporate Auditors:
All executive officers, directors, and corporate auditors as a group (nine persons)	8,376,000	57.0%
5% or More Shareholders:
Incubate Fund III L.P.(7)	2,106,600	14.3%
INCJ, Ltd.(8)	1,079,400	7.3%

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)

The aggregate number of common shares beneficially owned by Dr. Yoichi Ochiai reflects (i) 3,162,600 common shares, and (ii) an aggregate of 2,400 common shares that may be issued upon exercise of stock options, held by Dr. Ochiai.

(3)

The aggregate number of common shares beneficially owned by Mr. Taiichiro Murakami reflects (i) 1,176,600 common shares, and (ii) an aggregate of 211,800 common shares that may be issued upon exercise of stock options, held by Mr. Murakami.

(4)

The aggregate number of common shares beneficially owned by Mr. Takayuki Hoshi reflects (i) 1,378,200 common shares, and (ii) an aggregate of 1,200 common shares that may be issued upon exercise of stock options, held by Mr. Hoshi.

(5)

The aggregate number of common shares beneficially owned by Mr. Yoshiyuki Sekine reflects (i) 96,600 common shares, and (ii) an aggregate of 240,000 common shares that may be issued upon exercise of stock options, held by Mr. Sekine.

(6)

Represents shares that Mr. Murata may be deemed to beneficially own by virtue of his relationship to Incubate Fund III. L.P., as described in Note 7 below. In connection with the closing of our IPO, Mr. Murata has confirmed that, for as long as he remains a director of our Company, in his role as a representative director of Incubate Fund III, L.P.’s general partner, he will not participate in the fund’s decision-making process regarding the voting, acquisition, or disposition of our securities. Consequently, Mr. Murata disclaims any beneficial ownership of the shares held of record by Incubate Fund III L.P.

(7)

Consists of 2,106,600 common shares held of record by Incubate Fund III L.P. IncubateFund serves as the general partner of Incubate Fund III L.P. The representative directors of IncubateFund currently include the following voting members: Yusuke Murata, Tohru Akaura, Masahiko Homma, Keisuke Wada and Paul McInerney. The address of IncubateFund is business address is at 1-12-32, Akasaka, Minato-ku, Tokyo.

Yusuke Murata is a representative director of IncubateFund and consequently has joint voting control and investment discretion over securities held by Incubate Fund III L.P. As a result, Mr. Murata may be deemed to indirectly beneficially own the shares reported in this note.

(8)

INCJ, Ltd. is a wholly owned subsidiary of Japan Investment Corporation, whose shares are owned by the Japanese government and 25 Japanese private corporations. INCJ, Ltd. promotes open innovation and next-generation businesses by providing capital and managerial support. INCJ, Ltd. conducts its businesses and investments under the supervision of the Ministry of Economy, Trade and Industry of Japan, in accordance with the Industrial Competitiveness Enhancement Act. INCJ Ltd.’s business address is at Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan.

As of August 3, 2023, we had 28 common shareholders, none of which are record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.

For additional information about our principal shareholders, please see “Item 7.B. Related Party Transactions.”

B.	Related Party Transactions

The following includes summaries of transactions or agreements, since May 1, 2020, to which we have been a party, in which the amount involved in the transaction exceeded US$120,000, and in which any of our directors, corporate auditors, executive officers or beneficial owners of more than 5% of our capital stock, affiliates of our directors, corporate auditors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management” and “Principal Shareholders.”

Transactions with xDiversity

xDiversity is a non-profit juridical entity working on social issues and established by five members, including Dr. Ochiai, our Chief Executive Officer, and Mr. Murakami, our Chief Operating Officer, both of whom serve as directors of both xDiversity and Pixie. The Company entered into an agreement for the operation and administration management of xDiversity. The Company has recognized other income of ¥1,636 thousand ($12 thousand) for the fiscal year ended April 30, 2023, related to outsourcing fees.

Transaction with CEO

We lease a laser doppler vibrometer from Sumitomo Mitsui Finance and Leasing Co., Ltd. for a term from January 24, 2022 to January 23, 2026. Dr. Ochiai, our Chief Executive Officer, was a joint surety to this lease agreement, prior to April 2023. The monthly fee for this lease was ¥1,137 thousand ($8.4 thousand).

Existing Shareholders’ Arrangements

Shareholders’ Agreement

On June 17, 2022, we entered into a shareholders’ agreement with certain of our shareholders, including management shareholders and holders of our Series A convertible preferred shares, Series AA convertible preferred shares, Series B convertible preferred shares, Series BB convertible preferred shares, and Series C convertible preferred shares (the “Shareholders’ Agreement”). The Shareholders’ Agreement set forth matters subject to pre-approval, restrictions on share transfer, and rules for appointments to the board of directors, among others. The Shareholders’ Agreement was terminated on July 31, 2023.

Agreement on Preference Rights

On June 17, 2022, we entered into an agreement on preference rights with such shareholders (the “Agreement on Preference Rights”). The Agreement on Preference Rights granted a qualified right to the Series A, Series B, and Series C lead investors to demand a liquidation pursuant to a sale of the Company. The Agreement on Preference Rights was terminated on July 31, 2023.

Investment Agreement with Series A Convertible Preferred Shareholders

On July 24, 2017, we entered into an investment agreement with Dr. Ochiai, a management shareholder, and our Series A convertible preferred shareholders (the “Series A Investment Agreement”). The Series A Investment Agreement contained the terms of purchase and sale of the Series A convertible preferred shares, as well as certain rights of first refusal and or pre-approval in favor of the Series A convertible preferred shareholders. The Series A Investment Agreement was terminated on July 31, 2023.

Investment Agreement with Series B Convertible Preferred Shareholders

On April 18, 2019, we entered into an investment agreement with Dr. Ochiai, Mr. Hoshi, and Mr. Murakami, as management shareholders, and our Series B convertible preferred shareholders (the “Series B Investment Agreement”). The Series B Investment Agreement contained the terms of purchase and sale of the Series B convertible preferred shares. The Series B Investment Agreement was terminated on July 31, 2023.

Investment Agreement with Series C Convertible Preferred Shareholders

On June 17, 2022, we entered into an investment agreement with Dr. Ochiai, Mr. Hoshi, and Mr. Murakami, as management shareholders, and our Series C convertible preferred shareholders (the “Series C Investment Agreement”). The Series C Investment Agreement contained the terms of purchase and sale of the Series C convertible preferred shares. The Series C Investment Agreement was terminated on July 31, 2023.

Indemnification Agreements

We have entered into a customary liability limitation agreement with each of our outside directors (Yusuke Murata and Masayo Takahashi) and outside corporate auditors (Kazuyoshi Takeya, Akiko Ito, and Seiichi Koike) which limits the maximum amount of their liability to an amount stipulated in laws and regulations.

Transactions with Trusts for the Benefit of Employees

In respect of Series 6 stock options, we apply the scheme called “The Trusted Fair Value Stock Option,” under which three directors contributed their own money as the trustors to establish the trust. The trustee (Nozomi Kaikeisya, the tax accountant) subscribed for our stock options and administer them until they are allocated to the final beneficiaries. The trust documents permit employees and directors of the Company, any of its subsidiaries or affiliates to participate, however, the Company currently does not intend for directors or executive officers to participate. Since the payment to establish the trust is made before the rights are vested, the amount paid by the trust of 2,854 thousand ($21 thousand) was recorded as our other current liabilities as of April 30, 2023.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the Financial Statements and the Notes to the Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B.	Significant Changes

See Note 17 to the Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs have been listed on The Nasdaq Capital Market under the symbol “PXDT” since August 1, 2023. Prior to that date, there was no public trading market for our ADSs.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9.A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in Exhibit 2.4 “Description of Securities” to this annual report is incorporated herein by reference.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

The Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”) regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor”, including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

•	individuals who are Non-Residents of Japan;

•	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

•

companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

•	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:

•

50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above;

•

a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and

•	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA and related regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our Digital Preventative Healthcare Segment could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our common shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount and during the period indicated in the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares, including the ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on

Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Republic of Singapore, and Spain. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares or ADSs by Non-Resident Holders, or from the sale of a Japanese corporation’s shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares or ADSs as a distributee, legatee or donee.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below). This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares or ADSs generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs.

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

•	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

•	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

•	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;

•	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

•	are required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

•

hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, cash will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

Based upon our current and projected income and the valuation of our assets, including goodwill, we do not expect to be classified as a PFIC for our current taxable year. However, the determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares or ADSs, as applicable.

The discussion below under “-Distributions on the Common Shares or ADSs” and “-Sale or Other Disposition of the Common Shares or ADSs” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “-Passive Foreign Investment Company Rules.”

Distributions on the Common Shares or ADSs

The gross amount of any distributions paid on our common shares or ADSs will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, or by the depositary, in the case of ADSs, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares or ADSs generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, may be creditable against the U.S. holder’s U.S. federal income tax liability. However, as a result of recent changes to the U.S. foreign tax credit rule, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have met with respect to Japanese withholding taxes that may be imposed on dividends paid by us and, accordingly, no assurance can given that such taxes will be creditable. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares or ADSs

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share or ADS equal to the difference between the amount realized for the common share or ADS and the holder’s tax basis in the common share or ADS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share or ADS was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations.

Our ADSs will be marketable stock as long as they remain listed on the NASDAQ, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the NASDAQ. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares or ADSs).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares or ADSs. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938 and IRS Form 926.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares or the ADSs. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares or the ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at https://pixiedusttech.com/. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Pixie, that file electronically with the SEC.

With respect to references made in this annual report to any contract or other document relating to the Company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to foreign exchange risks in our international transactions such as purchases of services in U.S. dollars, and we expect our foreign exchange risks to increase as we conduct international sales of our products in the future. Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen against the applicable foreign currencies, and vice versa. Most of our expenses are denominated in Japanese yen, and our Japanese yen expenses consist principally of compensation, contractor expenses, and rent. We anticipate that a sizable portion of our expenses will continue to be denominated in Japanese yen. However, our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. The sensitivity of our income to foreign exchange rate changes is analyzed at year-end. In this sensitivity analysis, if the U.S. dollar were to appreciate against the Japanese Yen by 10%, as of April 30, 2023, the expected adverse impact on our net income would not be significant.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds 90 days.

We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. Our cash and cash equivalents are deposited with reputable financial institutions. We are highly selective in entering into engagements for long-term commissioned research and development and have not had any such customer default in their payment obligations. We are also diversifying our customer base as we expand our product sales. However, to date, a majority of our revenue has been generated from a small number of customers. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of April 30, 2023, our borrowings were only at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future results of operation may be affected due to changes in market interest rates.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one common share (or a right to receive one common share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered, and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing common shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II.

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized, and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report were not effective due to material weaknesses over financial reporting, as discussed below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to the insufficient staffing and personnel resources with the expertise in public company experience. This contributed to a lack of formalized processes or controls for our management’s timely review and approval over financial statement analyses and complex transactions necessary for an effective financial reporting process.

Despite these weaknesses identified, the Company believes our financial reports fairly present our operational performance and financial position during the disclosed years. Upon identifying this material weakness, we performed additional procedures to evaluate the impact on the financial statements. Based on these procedures, we believe the material weakness did not result in any material misstatements to our financial statements. However, this material weakness could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected. We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	We are hiring additional accounting and finance personnel with the requisite knowledge and experience to enable the implementation of internal controls over financial reporting.

•

We are engaging professional accounting consultants to assist with SEC reporting needs, as well to assist management in the documentation of policies, procedures, and the identification, documentation, and evaluation of our internal controls over financial reporting.

•	We are formalizing our process and internal control documentation and strengthening supervisory reviews by our financial management.

The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As a recently public company, we are still in an on-going process to improve our report-generation, reviewing, and approval process through introducing integrated core systems, hiring and training accounting, disclosure, and internal control professionals, and designing and implementing more systematic review and approval processes over financial reporting.

We believe the above actions will be effective in remediating the material weaknesses described above and we will continue to devote significant time and attention to these remedial efforts. However, the material weaknesses cannot be considered remediated until the applicable remedial controls have been documented and tested such that management has concluded that these controls are operating effectively. See the risk factor above entitled, “We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended April 30, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three directors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS AND BUSINESS CONDUCT

Our board of directors has adopted a written code of ethics and business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. Our code of ethics and business conduct is available on our website at https://pixiedusttech.com/investor/. If we amend the provisions of our code of ethics and business conduct that apply to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Baker Tilly US, LLP (which we refer to as “Baker Tilly”) has served as our independent registered public accounting firm for the year ended April 30, 2023. The following table sets out the aggregate fees for professional audit services and other services rendered by Baker Tilly for each of the years ended April 30, 2022 and 2023. The engagement of the auditor is pre-approved by the Board of the Company’s corporate auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended April 30 (in thousands)	2022	2023
Audit Fees (1)	¥67,795	¥80,946 ($595)
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—

(1)

Audit Fees of Baker Tilly for each of the years ended April 30, 2022 and 2023 were for professional services associated with the annual audit of our financial statements, the reviews of our semi-annual condensed financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.

(2)

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” No such services were incurred in each of the years ended April 30, 2022 and 2023.

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in each of the years ended April 30, 2022 and 2023.
(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in each of the years ended April 30, 2022 and 2023.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

•

Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of six directors, two of whom are considered “independent”, as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

•

Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “ — Board of Corporate Auditors” below for additional information.

•

Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters. Although not required under the Companies Act, our board of directors has established a compensation committee composed of a majority of outside directors. In accordance with the Companies Act and our Articles of Incorporation, the maximum aggregate annual amount of compensation for our directors and for our corporate auditors is determined by our shareholders through a shareholder resolution. Once the maximum aggregate annual amount of compensation is approved at a general meeting of shareholders, no further approval is required unless a proposal is approved by the board of directors to adjust the maximum aggregate annual amount of compensation. Subject to such shareholder resolution, the compensation committee of our board of directors, in consultation with the compensation committee, will then determine the specific amount of compensation for each director, and our board of auditors will then determine the specific amount of compensation for each corporate auditor.

•

Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and oversee our corporate governance practices. Our board of directors will also nominate potential corporate auditors subject to a prior approval of the board of auditors.

•

Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our Articles of Incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our Articles of Incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted a written Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by our directors, corporate auditors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Japan, and the Nasdaq listing standards. A copy of our Inside Trading Policy can be found at our website at https://pixiedusttech.com/investor/. The reference to our website is for informational purposes only and the contents thereof are not incorporated by reference into this Annual Report on Form 20-F.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

INDEX TO

FINANCIAL STATEMENTS OF PIXIE DUST TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Pixie Dust Technologies, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Pixie Dust Technologies, Inc. (the “Company”) as of April 30, 2023 and 2022, the related statements of operations, stockholders’ equity and cash flows, for each of the three years in the period ended April 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2023, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or f raud
,
and
performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide
a
reasonable basis for our opinion.

/s/ Baker Tilly US, LLP
We have served as the Company’s auditor since 2021.
Irvine, California
November 16, 2023

Pixie Dust Technologies, Inc.
Balance Sheets

	As of April 30,
	2022	2023
	JPY	JPY	US$ (Note 2)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	¥1,795,963	¥2,135,513	$15,703
Accounts receivable-trade	82,784	198,892	1,463
Accounts receivable-other	3,539	—	—
Due from related party	250	50	0
Inventories	23,305	123,119	905
Deferred offering costs	75,024	260,689	1,917
Prepaid expenses and other current assets	121,948	326,152	2,399

Total current assets	2,102,813	3,044,415	22,387
Property and equipment, net	518,824	507,778	3,734
Intangible assets, net	9,619	14,068	103
Operating lease right-of-use assets, net (Note 7)	1,049,583	46,046	339
Other assets	108,843	105,347	775

Total assets	¥3,789,682	¥3,717,654	$27,338

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	¥100,240	¥549,449	$4,040
Accrued expenses and other current liabilities	136,183	113,463	834
Current portion of asset retirement obligation	—	33,852	249
Current portion of operating lease liabilities (Note 7)	69,127	56,527	416
Current portion of long-term borrowings	5,555	1,013,332	7,452

Total current liabilities	311,105	1,766,623	12,991
Deferred tax liabilities	831	831	6
Long-term borrowings, net of current portion	784,445	21,113	155
Asset retirement obligation, net of current portion	22,979	—	—
Operating lease liabilities, net of current portion (Note 7)	1,004,246	5,956	44
Finance lease liabilities, net of current portion	36,799	24,705	182

Total liabilities	2,160,405	1,819,228	13,378

Commitments and contingencies (Note 11)
Stockholders’ equity:
Series C convertible preferred stock, no par value; no shares authorized , issued , and outstanding at April 30, 2022 and 2023	—	—	—
Series B convertible preferred stock, no par value; 2,212,800 shares authorized; 2,212,800 shares issued and outstanding; aggregate liquidation preference of ¥7,791,269 at April 30, 2022 and no shares authorized, issued , and outstanding at April 30, 2023	¥—	¥—	$—

	As of April 30,
	2022	2023
	JPY	JPY	US$ (Note 2)
	(in thousands , except share data)
Series BB convertible preferred stock, no par value; 242,400 shares authorized; 242,400 shares issued and outstanding; aggregate liquidation preference of ¥199,963 at April 30, 2022 no shares authorized, issued , and outstanding at April 30, 2023	¥—	¥—	$—
Series A convertible preferred stock, no par value; 2,760,000 shares authorized; 2,760,000 shares issued and outstanding; aggregate liquidation preference of ¥862,500 at April 30, 2022 and no shares authorized, issued , and outstanding at April 30, 2023	—	—	—
Series AA convertible preferred stock, no par value; 666,600 shares authorized; 666,600 shares issued and outstanding; aggregate liquidation preference of ¥37,303 at April 30, 2022 and no shares authorized, issued , and outstanding at April 30, 2023	—	—	—
Common stock, no par value; 46,260,600 shares authorized; 6,000,000 shares issued and outstanding at April 30, 2022, and 52,142,400 shares authorized; 13,035,600 shares issued and outstanding at April 30, 2023	100,000	100,000	735
Additional paid-in capital	3,946,038	6,180,678	45,450
Accumulated deficit	(2,416,761)	(4,382,252)	(32,225)

Total stockholders’ equity	1,629,277	1,898,426	13,960

Total liabilities and stockholders’ equity	¥3,789,682	¥3,717,654	$27,338

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.
Statements of Operations

	Year Ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$ (Note 2)
	(in thousands, except share and per share data)
Revenue:
Services	¥512,772	¥636,265	¥521,763	$3,837
Products	—	—	182,949	1,345

Total revenue	512,772	636,265	704,712	5,182
Costs and Expenses:
Cost of services	136,390	206,604	65,605	482
Cost of products	—	—	77,035	567
Research and development	601,731	694,072	686,557	5,049
Selling, general and administrative expenses	525,158	833,305	1,856,056	13,648

Total costs and expenses	1,263,279	1,733,981	2,685,253	19,746

Loss from operations	(750,507)	(1,097,716)	(1,980,541)	(14,564)
Interest expense	(17,672)	(24,777)	(28,748)	(211)
Other income, net	8,695	13,025	43,798	322

Loss before income taxes	(759,484)	(1,109,468)	(1,965,491)	(14,453)
Income tax expense	—	—	—	—

Net loss	¥(759,484)	¥(1,109,468)	¥(1,965,491)	$(14,453)

Weighted-average shares outstanding used to compute net loss per share, basic and diluted	6,000,000	6,000,000	6,771,025	6,771,025

Net loss per share attributable to common stockholders, basic and diluted	¥(126.58)	¥(184.91)	¥(290.28)	$(2.13)

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.
Statements of Stockholders’ Equity

	Stock Class
	Series C convertible preferred stock		Series B convertible preferred stock		Series BB convertible preferred stock		Series A convertible preferred stock		Series AA convertible preferred stock		Common stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		JPY		JPY		JPY		JPY		JPY		JPY	JPY	JPY	JPY
													(in thousands, except share data)
Balance, May 1, 2020	—	¥—	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥3,946,038	¥(547,809)	¥3,498,229
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(759,484)	(759,484)

Balance, April 30, 2021	—	—	2,212,800	—	242,400	—	2,760,000	—	666,600	—	6,000,000	100,000	3,946,038	(1,307,293)	2,738,745
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,109,468)	(1,109,468)

Balance, April 30, 2022	—	—	2,212,800	—	242,400	—	2,760,000	—	666,600	—	6,000,000	100,000	3,946,038	(2,416,761)	1,629,277
Issuance of convertible preferred stock, net	1,153,800	1,089,380	—	—	—	—	—	—	—	—	—	—	1,079,723	—	2,169,103
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	65,537	—	65,537
Conversion of all series preferred stock to common stock (Note 12)	(1,153,800)	(1,089,380)	(2,212,800)	—	(242,400)	—	(2,760,000)	—	(666,600)	—	7,035,600	1,089,380	—	—	—
Capital reduction (Note 12)	—	—	—	—	—	—	—	—	—	—	—	(1,089,380)	1,089,380	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,965,491)	(1,965,491)

Balance, April 30, 2023	—	¥—	—	¥—	—	¥—	—	¥—	—	¥—	13,035,600	¥100,000	¥6,180,678	¥(4,382,252)	¥1,898,426

Balance at April 30, 2023-
Convenience translation into US dollars (Note2) -Thousand USD	—	$—	—	$—	—	$—	—	$—	—	$—	13,035,600	$735	$45,450	$(32,225)	$13,960

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.
Statements of Cash Flows

	Year Ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$ (Note 2)
		(in thousands)
Cash flows from operating activities:
Net loss	¥(759,484)	¥(1,109,468)	¥(1,965,491)	$(14,453)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,732	75,182	110,576	813
Stock-based compensation	—	—	65,537	482
Loss on disposal	—	311	34	0
Asset retirement obligation accretion	491	599	715	5
Changes in operating assets and liabilities:
Accounts receivable-trade	8,755	(67,236)	(116,108)	(854)
Accounts receivable-other	10,656	(3,539)	3,539	26
Due from related party	33,000	7,500	200	1
Inventories	1,292	(17,674)	(99,814)	(734)
Prepaid expenses and other current assets	25,693	(20,249)	(204,204)	(1,501)
Operating lease right-of-use assets, net	45,508	(283,840)	56,147	413
Other assets	(23,511)	(13,037)	3,496	26
Accounts payable	38,634	9,969	422,999	3,111
Accrued expenses and other current liabilities	23,952	42,663	(27,568)	(203)
Operating lease liabilities	(45,783)	303,493	(63,500)	(467)

Net cash used in operating activities	(589,065)	(1,075,326)	(1,813,442)	(13,335)

Cash flows from investing activities:
Purchases of property and equipment	(18,577)	(70,484)	(80,360)	(591)
Purchases of intangible assets	(2,073)	(4,218)	(8,924)	(66)
Redemption from short term investment	800,000	—	—	—

Net cash provided by (used in) investing activities	779,350	(74,702)	(89,284)	(657)

Cash flows from financing activities:
Proceeds from borrowings	290,000	250,000	250,000	1,838
Repayments of borrowings	—	(300,000)	(5,555)	(41)
Repayments of finance lease liabilities	(646)	(4,766)	(14,315)	(105)
Payments of offering costs	—	(65,344)	(158,957)	(1,168)
Proceeds from issuance of convertible preferred stock, net	—	—	2,171,103	15,965

Net cash provided by (used in) financing activities	¥289,354	¥(120,110)	¥2,242,276	$16,489

	Year Ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$ (Note 2)
		(in thousands)
Net increase (decrease) in cash and cash equivalents	¥479,639	¥(1,270,138)	¥339,550	$2,497

Cash and cash equivalents at beginning of year	2,586,462	3,066,101	1,795,963	13,206

Cash and cash equivalents at end of year	¥3,066,101	¥1,795,963	¥2,135,513	$15,703

Supplemental disclosures of cash flows information:
Cash paid during the year for:
Interest	¥17,672	¥24,777	¥28,748	$211
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	¥4,805	¥347,445	¥9,573	$70
Reduction of operating lease right-of-use asset related to remeasurement of lease liability	—	—	947,390	6,967
Property and equipment acquired under finance leases	—	47,147	3,996	29
Purchases of property and equipment included in accounts payable	15,447	2,258	4,299	32
Purchases of intangible assets included in accounts payable	369	1,970	496	4
Change in estimate for asset retirement obligations	—	—	10,158	75
Conversion of convertible preferred stock to common stock	—	—	1,089,380	8,011
Offering costs included in accounts payable, accrued expenses and other current liabilities	—	9,680	38,387	282
The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS

1.	Description of Business
Pixie Dust Technologies, Inc. (the “Company”) was incorporated in Japan in May 2017. Since its inception, the Company has conducted research, technology development, and business development based on research created through industry-academic collaborations. Additionally, the Company builds mechanisms for continuous social implementation in response to the issues and needs that exist in society.
The core technology of the Company is “wave control technology” that has the potential for a variety of applications, including technologies to enhance personal care and quality of life, and for sensing and controlling space. The Company continuously performs research and development activities, and then manufactures and/or sells the products resulting from that research and development.
The Company’s fiscal
year-end
is April 30. The Company is headquartered in Japan. For the years ended April 30, 2021, 2022 and 2023, there are no subsidiaries to be consolidated for the Company.

2.	Summary of Significant Accounting Policies

•	Basis of Presentation and Preparation
The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”
)
.

•	Liquidity and Going Concern
The Company has incurred recurring
loss from operations
and negative cash flows from operating activities since inception. As of April 30, 2023, the Company had an accumulated deficit of ¥4,382,252 thousand ($32,225 thousand) and cash and cash equivalents of ¥2,135,513 thousand ($15,703 thousand). In August 2023, the Company completed its initial public offering (“IPO”) and received net proceeds of approximately ¥
1,509,656
thousand ($
11,101
thousand) after deducting underwriting discounts and commissions and other estimated
offering expenses payable by the Company. See Note
17
, Subsequent Events, for further detail.
The Company does not expect that its cash and cash equivalents as of April 30, 2023, together with the net proceeds from the IPO, will enable it to fund its operating expenses, debt obligations and capital expenditures for at least 12 months following the issuance date of these financial statements. As the Company focuses on developing and commercializing its own products, the Company has devoted substantial resources to research and development testing, and commercialization of its products. These operating costs have adversely affected, and may continue to adversely impact on financial performance. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.
Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, including a follow-on public offering, other equity or debt financings, or refinancing of existing debt obligations. Lastly, management has the ability to manage liquidity through the timing and extent of spending related to research and development, advertising, and other discretionary operating expenses. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. There are currently no written agreements in place for such funding or issuance of securities and there can be no assurance that such plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of these financial statements.

The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

•	Convenience Translation
The functional and reporting currency of the Company is the Japanese yen (JPY), the currency of the country in which the Company is incorporated and principally operates. Translations of the Balance Sheets, the Statements of Operations, the Statements of Stockholders’ Equity and the Statements of Cash Flows from JPY into US$ as of and for the year ended April 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=JPY

135.99
, representing the index rates stipulated by the federal reserve board/ the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on April 30, 2023. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US
$
at that rate on April 30, 2023, or at any other rate.

•	Stock Split and Authorized Shares
On April 12, 2023, the Company’s board of directors approved a
600
-for-one
forward split of all its issued and outstanding shares of common stock, which was
effected on April 28, 2023. Prior to the stock split being effected, upon resolution of the stockholders on March 31, 2023, the total number of authorized shares was reduced from
1,000,000
shares to
86,904
shares. After the stock split, the total number of authorized common stock was increased to
52,142,400
shares. As both of these events had a significant effect on the number of shares, all authorized, issued and outstanding common stock, convertible preferred stock, options to purchase common stock, and per share amounts contained in the financial statements and notes thereto have been retroactively adjusted to give effect to stock split and reduction of the number of authorized shares for all periods present
ed.

•	Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, impairment of long-lived assets, revenue recognition, stock-based compensation and valuation of deferred tax assets. Actual results could materially differ from the Company’s estimates, and there may be changes to the estimates in future periods. Management bases these estimates and assu
m
ptions that it believes reasonable under the circumstances.

•	Change in Accounting Estimate
In February 2023, the board of directors met and resolved to relocate to a new head office. The decision to relocate to the new head office caused the Company to reassess the original lease term for the existing head office lease. As a result of not renewing the existing office lease, there was a change in the lease term which was treated as a change in estimate and accounted for prospectively. The existing head office lease will terminate on December 31, 2023. The effects of this change in estimate for the original lease term were an increase in loss from operations and net loss by ¥12,808 thousand ($94 thousand) and an increase to basic and diluted net loss per share by ¥1.89 ($0.01) for the year ended April 30, 2023. See Note 7, Leases, for further detail.

•	Risks and Uncertainties
The Company is subject to number of risks similar to other companies developing new products and services, including, but are not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel, and management of potential rapid growth. To address these risks, the Company must, among other things, develop its customer base, implement and successfully execute its business and marketing strategy, develop follow-on
products, provide superior

customer service, and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.
The
 Company generated
76
%,
80
% and
63
% of its total revenue from commissioned research and development fees from its partners for the years ended April 30, 2021, 2022 and 2023 respectively. The Company launched multiple products in the fiscal year 2023, which resulted in product sales accounting for
26
% of the Company’s total revenue in the year ended April 30, 2023. The Company’s customers are primarily located in Japan.

•	Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents are held by financial institutions in Japan, which management believes to be of high credit quality. The Company’s cash deposits in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. From time to time, the Company has deposits in excess of the insured amounts. The Company has not experienced any losses on its cash and cash equivalents deposits.
To reduce credit risk, the Company performs ongoing credit evaluations of its customers and limits the amount of credit extended when deemed necessary. Generally, the Company requires no collateral from its customers. The Company considers an allowance for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

•	Concentrations of Customers
There were
two
customers from whom revenues individually represent greater than
10
% of the total revenues of the Company for the year ended April 30, 2021, and three
customers from whom revenues individually represent greater than
10
% of the total revenues of the Company for the years ended April 30, 2022 and 2023 as follows:

	Year ended April 30,
	2021	2022	2023
Customer A	*	23.3%	11.9%
Customer B	25.8%	20.5%	11.0%
Customer C	11.7%	10.5%	20.5%

Total	37.5%	54.3%	43.4%

There were two customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable-trade as of April 30, 2022 and 2023 respectively as follows:

	As of April 30,
	2022	2023
Customer C	10.1%	33.2%
Customer D	59.8%	*
Customer E	*	14.0%

Total	69.9%	47.2%

*	The percentage was below 10% for the period.
The
Company monitors the financial conditions of these customers, which have been in good credit standing.

•	Foreign Currency Transactions
Gains

and losses resulting from foreign currency transactions are recognized in the Statements of Operations. Foreign currency-denominated assets and liabilities are remeasured to the functional currency

using
the exchange rate at the balance sheet date and gains or losses are recorded in the Statements of Operations.
Gains and losses resulting from foreign
currency
transactions for the years
ended April 30, 2021, 2022 and 2023 were
no
t material.

•	Segment Information
The Company operates in one segment. The Company generates revenue from the research and development services and sales of products using its core wave control technology. The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer, who is ultimately responsible for and actively involved in the allocation of resources and the assessment of our performance. The fact that we operate in only one reportable segment is based on the following:

•
The CODM evaluates financial information and performance at the entity-wide level at which discrete financial information is available, and no expense or operating income is evaluated at a field, revenue type, or product level.

•	The decisions on allocation of resources and other operational decisions are made by the CODM based on his direct involvement with its operations and product development.

•	Substantially all of the Company’s consolidated operating activities, including its long-lived assets, are located within Japan.

•	Cash and Cash Equivalents
The Company considers highly liquid investments purchased with a remaining maturity date upon acquisition of three months or less to be cash equivalents and are stated at cost, which approximates fair value. As of April 30, 2022 and 2023, the Company’s cash and cash equivalents include cash on hand, demand deposits, and time deposits maintained at various financial institutions. The cash equivalents consist of the time deposits of ¥
50,001
 thousand and ¥
50,002
 thousand ($

thousand) as of
April
30, 2022 and 2023, respectively.

•	Accounts Receivable-trade and Due from Related Party
Accounts receivable consists of receivables from customers, credit card receivables, and receivables from related parties for services provided by the Company for which payment is outstanding. See Note 16, Related Party Transactions — “Transactions with xDiversity,” for further detail on the related party receivables. Accounts receivables are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts reduces the accounts receivable balance to the net realizable value of the outstanding accounts receivables.
The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts receivable and determined based on historical collection experience, age of the receivable, current economic conditions, and the Company’s expectation for future economic conditions. The Company did no
t have any allowance for doubtful accounts as of April 30, 2022 and 2023. Accounts receivable considered uncollectible are charged against the allowance for doubtful accounts when identified.

•	Accounts Receivable-other
Accounts receivable-other includes reimbursement by a university which entered into a joint rese
a
rch agreement with the Company for research expenses as of April 30, 2022. The Company did no
t have
any
accounts receivable-other balance as of April 30, 2023.

•	Inventories
Inventories are comprised of finished goods, work in process and raw materials which are stated at the lower of cost or estimated net realizable value using the weighted-average method.
The Company periodically reviews its inventory for potential impairment and adjusts inventory, if necessary, to net realizable value based on customer orders on hand, and internal demand forecasts using management’s
best estimates given the information currently available. There is no
reserve as of April 30, 2022 and
2023.

•	Prepaid expenses and other current assets
Prepaid expenses and other current assets consist primarily of lease deposits and consumption tax refunds. The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the Japanese tax law. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against
the output consumption tax derived from domestic sales. The Company is eligible for a consumption tax refund from the tax authorities for excess input consumption
tax, which is recorded as prepaid expenses and other current assets on the Balance Sheets. The balances of consumption tax refunds were ¥48,325 thousand and ¥144,752 thousand ($1,064 thousand) as of April 30, 2022 and 2023, respectively.

•	Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets which are not subject to depreciation, such as land and construction in progress, depreciation is computed on a straight-line basis or declining-balance method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the asset
’s estimated useful lives or the remaining lease term. Maintenance and repairs are charged to operations as incurred.

Useful lives of property and equipment are as follows:

Estimated useful life
Land	Infinite
Buildings and improvements	5-19 years
Leasehold improvements	Lesser of estimated useful life or the remaining lease term
Vehicles	2-6 years
Tools and fixtures	2-15 years
Land is not depreciated and construction in progress is not depreciated until placed in service, at which time it is assigned a useful life consistent with the nature of the asset. Construction in progress relates to the design and construction of a mold for new product.
No
interest was capitalized for construction in progress during the year ended April 30, 2023.

•	Intangible Assets, Net
Patents
Patent costs, including legal costs and filing fees, are capitalized when the Company determines there will be a future benefit derived from such assets. These costs are amortized on a straight-line basis over their expected useful lives of
8
years. For the years ended April 30, 2021, 2022 and 2023, all patent costs were expensed due to the uncertainty of successful development of products based on the status of the Company’s research and development efforts or the uncertainty of future economic benefits and were recorded as selling, general and administrative expenses in the Statements of Operations.
Other intangible assets
Intangible assets consist of
internal-use
software purchased from external parties. Amortization is computed using the straight-line method over the estimated useful lives of up to
5
years.

•	Leases
The Company determines if an arrangement is, or contains, a lease at inception and then classifies the lease as operating or financing based on the underlying terms and conditions of the contract. Leases with terms greater than one year are initially recognized on the balance sheet as right-of-use
assets and lease liabilities based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.
Operating leases
right-of-use
asset represents the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The operating lease right-of-use
asset also includes any lease payments made and is reduced by any lease incentives. Options to extend or terminate the lease are considered in determining the lease term when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. It is reflected as rent expense (included in cost of services, research and development and selling, general and administrative expenses) in the Statements of Operations. The Company’s operating leases are primarily for office space.
The
Company’s finance leases are included in property and equipment, net, accrued expenses and other current liabilities, and finance lease liabilities, net of current portion in the Balance Sheets. The present value of the finance lease payments is calculated using IBR in the lease. Finance lease right-of-use
assets are amortized on a straight-line basis over the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term and the carrying amount of the lease liability is adjusted to reflect interest, which is recorded as interest expense.
The Company has lease agreements with both lease and
non-lease
components for its building leases. The Company elected to separate lease and non-lease
components, which primarily relate to ancillary expenses such as common area maintenance charges and management fees. The Company also made an accounting policy election to recognize lease expense for leases with a term of 12 months or less on a straight-line basis over the lease term and not recognize right-of-use
assets or lease liabilities for such leases.
Separately, the Company is a lessor pertaining to some product rental arrangements. However, the rental revenue for the year ended April 30, 2023 was immaterial.

•	Impairment or Disposal of Long-Lived Assets
The Company’s long-lived assets are comprised of property and equipment, including leasehold improvements, right-of-use
assets and definite-lived intangible assets. Long-lived assets are reviewed for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparing the carrying amounts of the asset group to the future undiscounted cash flows attributable to these assets. An impairment loss is recognized to the extent an asset group is not recoverable and the carrying amount exceeds the projected discounted future cash flows arising from these assets. There were no impairments of long-lived assets for the years ended April 30, 2021, 2022
and
2023.

•	Deferred Offering Costs
The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process
equity financings, including the

IPO,
as deferred offering costs until such financings are consummated. After the consummation of the equity financing, these costs will be recorded in stockholders’ equity as a reduction of additional paid-in
capital generated as a result of financing.
In August 2023, the Company completed its IPO. See Note 17, Subsequent Events, for further detail.
As of April 30, 2022 and 2023, ¥
75,024
thousand and ¥
260,689
 thousand ($
1,917
thousand) of deferred offering costs,
respectively
, were
capitalized
in current assets on the Balance
Sheets.

•	Other Assets
Other Assets primarily include advance payments paid to third-party vendors or deposit to the landlord.

•	Asset Retirement Obligations
The
Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value, and the capitalized cost is depreciated over the asset’s useful
life.

•	Stock -Based Compensation
The Company’s stock-based awards consist of stock options issued to employees and non-employees.
The Company measures the estimated fair value of the stock-based awards on the date of grant. It recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. The Company records expenses for awards with service-based vesting using the straight-line method. For awards with performance conditions, compensation expense is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. The Company accounts for forfeitures as they occur.
Fair values of stock options are determined using the Black-Scholes option pricing model (“BSM”). In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future stock price, risk-free rate and future dividend yields. Changes in assumptions used to estimate fair value could result in different outcomes.

•	Revenue Recognition
The Company recognizes revenue when control of the promised good or service is transferred to the Company’s customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company follows five steps for its revenue recognition:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies a performance obligation.
The Company is the principal for all of its transactions and recognizes revenue on a gross basis. Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities. The Company elects as a practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less.
Nature of Goods and Services
The Company primarily generates its revenues through commissioned research and development, solution services, guest speaker services, membership services, and product sales. The Company’s contracts for these goods and services, with the exception of rights of return for product sales, generally have fixed consideration and do not contain provisions that are dependent on the outcome of a future event that needs to be estimated.

Service Revenue:

•	Commissioned research and development
The Company submits the deliverables generated during the research and demonstration experiments or the verification and demonstration of the digital technology to the customer. The contracts include the customer acceptance right, which is considered a requirement to conclude the customer has obtained control of the submitted deliverables such as reports, prototypes and digital source code. Since the acceptance of the asset by the customer indicates that the customer has acquired the ability to direct the use of the asset and derive benefits from the asset, the performance obligation is satisfied at that time. Therefore, the revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed.
For
certain customers, the Company satisfies a performance obligation over time. For these contracts, the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. In these cases, the Company recognizes revenue over time using the “as invoiced” practical expedient and thereby recognized the amount to which the entity has a right to invoice.

•	Solution services
The Company receives compensation from customers through providing its solution services by utilizing its own technologies. For the years ended April 30, 2021 and 2022, the Company’s solution services are principally hackke and magickiri services, which utilize the Company’s sensing technologies. For the year ended April 30, 2023, the Company’s solution services were almost entirely related to hackke services. Beginning in April 2023, there were no outstanding contracts for magickiri and the Company no longer generates revenue from magickiri services.
For hackke services, the Company identifies two performance obligations which are sales of dedicated devices and providing the system usage service to the customer. The transaction price is allocated among the performance obligations based on the estimated SSP of each obligation. The Company determines the SSP by using the adjusted market assessment approach utilized similar equipment for the dedicated device and the residual approach for the system usage service. For the sales of dedicated devices, the revenue is recognized at a point in time when the devices are delivered and acceptance is completed. For system usage services, revenue is recognized on a monthly basis as access rights are granted on a monthly basis.
For the magickiri service, the Company provides primarily planning services and monitoring services, which monitors human behavior and analyzes the customer’s own environment on the customer’s behalf. For both the planning and monitoring services, the revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed.
For certain planning service contracts, the Company recognizes revenue over time using the “as invoiced” practical expedient.

•	Guest speaker services
The guest speaker services are provided by the Company’s management for several media and external events managed by a third party. This service helps the Company promote its business. The revenue from guest speaker services is recognized at a point in time when the service is delivered.

•	Membership services
The Company operates a membership forum, “Pixie Nest.” Membership contracts are generally for a one-year
term. The Company holds forums to discuss future direction and recommendations on social issues it aims to solve by utilizing its technologies. The Company recognizes revenue over membership period.

Product Revenue:

•	Product Sales
Product sales are primarily comprised of SonoRepro and iwasemi. Products are either sold directly to customers through ecommerce platforms or directly to businesses. The Company’s product sale contracts only offer standard assurance-type warranties which are not accounted for as a separate performance obligation and do not contain acceptance clauses.
The
Company’s standard terms and conditions of sale do not allow for product returns other than under warranty. However, the Company grants limited rights of return through certain ecommerce platforms. Sales returns are recorded as a reduction of revenue and cost of sales and are estimated and recorded based on historical sales and returns information. An estimated return liability along with a right to recover assets are recorded for future product returns. As of April 30, 2023, the Company had a refund liability of ¥4,959 thousand ($36 thousand) included in accrued expense and other current liabilities in the Balance Sheets. The Company generally does not provide discounts and sales incentives that are contingent on future events.
Revenue from ecommerce sales is recognized either at the time of shipment or at the time of delivery of the product to the end customer, depending on the terms of the contracts. The Company elected the practical expedient to account for shipping and handling activities that occur after the customer has obtained control of goods as a fulfillment activity.
For products sold directly to businesses, the Company recognizes revenue from product sales to businesses at the point of delivery of the product to the business. Certain contracts may have multiple performance obligations, in which case the Company allocates the transaction price to each performance obligation based on its estimated SSP. All contracts with businesses have fixed consideration.
The Company also entered into certain product rental arrangements and earned product rental revenue for the year ended April 30, 2023. The revenue generated from these arrangements were immaterial.
Disaggregation of Revenue
The table reflects revenue by major source for the following periods:

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	USD
	(in thousands)
Commissioned research and development	¥390,260	¥508,906	¥441,687	$3,248
Solution services	55,987	82,657	43,873	323
Guest speaker services	25,525	29,452	28,453	209
Membership services	41,000	15,250	7,750	57
Product sales	—	—	182,949	1,345

Total revenue	¥512,772	¥636,265	¥704,712	$5,182

Contract Balance
Contract balances typically arise when there is a timing difference between the transfer of control to the customer and the receipt of consideration. The Company did no
t have contract assets as of April 30, 2022 and 2023. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment. With respect to payment terms, payments for all services
revenue streams are generally collected in the following month from the invoice date.
 For product sales directly to
businesses,

the payment term is typically thirty days. For ecommerce product sales, the payment term is within a month. Certain product and service contracts require nonrefundable advance payments from the customer. If the Company receives payments before the performance obligation is satisfied, contract liabilities are recorded. Contract liabilities are included in accrued expenses and other current liabilities on the Balance Sheets and are expected to be recognized as revenue within one year. There are no significant financing components because the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service is short-term. The Company applied the practical expedient available under Accounting Standards Codification (“ASC”) 606 that permits the Company not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
The following table summarizes the change in contract liabilities for the years ended April 30, 2021, 2022 and 2023.

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$
	(in thousands)
Beginning balance	¥13,700	¥10,038	¥12,572	$92
Revenue earned	(68,013)	(97,206)	(36,640)	(269)
Deferral of revenue	64,351	99,740	28,736	211

Ending balance	¥10,038	¥12,572	¥4,668	$34

Contract Costs
The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if we expect the period of benefit of those costs to be longer than one year and those costs are expected to be recoverable under the term of the contract. The Company did not identify any sales commission plans and third-party referrals that meet the requirements to be capitalized, and therefore, there were no capitalized contract costs as of April 30, 2022 and 2023.

•	Collaborative Arrangements
When the Company enters into a collaborative research and development arrangement, it evaluates whether the arrangement falls within the scope of ASC Topic 808,
Collaborative Arrangements
(“ASC 808”), based on whether it involves joint operating activities and whether both parties actively participate in the arrangement and are exposed to significant risks and rewards.
If the payments from the counterparty of contracts to the Company are from customers, the Company accounts for them within the scope of ASC 606. However, if the Company determines that the payment is not from a customer, certain collaborative research, development, manufacturing and commercial activities and related payments should be presented as a reduction to research and development or general and administrative expenses, depending on where the underlying costs are presented.
Although the Company has formally entered into several joint research and development agreements, the Company is only commissioned by the customers to perform research and development work.
Historically, there has been no evidence in these arrangements that both parties are actively participating in the arrangement or are exposed to significant risks and rewards, and therefore, these contracts did not fall within collaborative agreements as defined in ASC 808.

•	Cost of Services
Cost of services consists primarily of outsourcing costs, depreciation and amortization, supply expenses, personnel costs, and related costs that are attributable to providing our services.

•	Cost of Products
Cost of products consists primarily of material costs, outsourcing costs, depreciation and amortization, supply expenses and related costs that are attributable to prod
uction.

•	Research and Development Costs
Research and development costs are expensed as incurred and consist of salaries, benefits, laboratory supplies and facility costs, as well as fees paid to other entities who conduct research and development activities on the Company’s behalf.
Advance payments for services which will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as an expense as the related services are performed.

•	Selling, General and Administrative Expenses
Selling

expenses primarily consist of advertising and marketing expenses and personnel costs for sales and marketing staff. Advertising costs are expensed as incurred or the first time advertising takes place. For the years ended April 30, 2021, 2022 and 2023, advertising expenses totaled ¥
958
 thousand, ¥
9,465
 thousand and ¥
497,753
 thousand ($
3,660
thousand) respectively.
General and administrative expenses consist of (1) personnel costs and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, and (2) costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental, and other general corporate-related expenses.

•	Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning
strategies, and results of recent operations. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s historical operating performance and the recorded cumulative net losses in prior fiscal periods, the net deferred tax assets have been fully offset by a valuation allowance.
Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. The Company recognizes uncertain tax positions at the largest amount
that is more likely than not to be sustained upon audit by the relevant taxing authority.

•	Net Loss per Share
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock equivalents of potentially diluted securities outstanding for the period determined using the treasury-stock methods. Basic and diluted net loss per share attributable to common stockholders are presented in conformity with the
two-class
method required for participating securities. The Company’s shares of convertible preferred stock were participating securities as defined by ASC 260,
Earnings per Share
. The Company’s basic and diluted net loss per share were the same because the Company generated a net loss for all periods and potentially dilutive securities are excluded from diluted net loss per share as a result of their anti-dilutive impact. Net loss is attributable entirely to common stockholders. It is not allocated to the convertible preferred stock as the holders do not have a contractual obligation to share in the Company’s losses.

•	Government Assistance
Government subsidies are recognized in the period when there is reasonable assurance that the conditions to the subsidy will be met and that the subsidy will be received. Government subsidies are recorded as other income in the Statements of Operations. The Company primarily receives subsidies related to the research and development in the medical field at research institutions and the environment for such research and development. The amount received is typically based on the estimated cost of the associated project, or actual costs after the project has been completed. The Company typically has to meet certain requirements, such as performance reporting of the associated project, to receive or retain the government assistance. Subsidies income recognized for the years ended April 30, 2021,
2022
and 2023 were immaterial.

•	Recently Adopted Accounting Pronouncements
In November 2021, the Financial
Accounting
Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”)
2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance
. The ASU requires additional disclosures for transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including: (i) information about the nature of the transactions and related accounting policy used to account for the transactions; (ii) the line items on the balance sheet and income statement affected by these transactions including amounts applicable to each line; and (iii) significant terms and conditions of the transactions, including commitments and contingencies. The new guidance is effective for the Company for annual periods beginning after December 15, 2021. The Company has adopted this standard effective May 1, 2022. As a result of the adoption of this standard, the Company included additional disclosure under “Government Assistance” within Note 2, Summary of Significant Accounting Policies.

•	Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments
(“ASU
2016-13”).
The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, the FASB issued ASU
2019-10,
Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates
, which required entities to make a
one-time
determination of whether an entity is eligible to be a smaller reporting company as of November 15, 2019 for the purpose of determining the effective date of ASU
2016-13.
As an emerging growth company, the Company will adopt this standard effective May 1, 2023 and the adoption of this ASU is currently not expected to have a material effect on the financial statements.

3.	Fair Value Measurements
The Company applies the provisions of ASC Topic 820,
Fair Value
Measurement
, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial
items that are recognized or disclosed at fair value in the financial statements.
Assets and liabilities are categorized based upon the level of judgment associated with the inputs used to measure their fair values.

Fair
value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three- tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Certain assets, including the right-of-use assets, property and equipment, and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. As of April 30, 2022 and 2023, no impairments were identified on those assets required to be measured at fair value on a non-recurring basis.

•	Fair Value of Financial Instruments
The Company’s financial instruments include cash equivalents, accounts receivable-trade, due from related party, accounts receivable-other, lease deposits, accounts payable, accrued expenses, operating and finance lease liabilities, and long-term borrowings. The carrying values of the Company’s financial instruments, excluding long-term borrowings, approximate their fair value due to the short-term nature of those instruments. The fair value of time deposits, included in cash equivalents, is based on the discounted value of contractual cash flows discounted at a rate currently offered for deposits of similar remaining maturities and is considered Level 2. The carrying value of long-term borrowings approximates the fair value at each balance sheet date because the contractual interest rate of the
debt approximates the market interest rate at which the Company can borrow similar debt.

4.	Inventories
Inventories are comprised as follows as of April 30, 2022 and 2023: Finished goods include iwasemi products, the
dedicated location measurement devices required to provide hackke services, SonoRepro devices and VUEVO devices. Work in process mainly consist of items related to the manufacturing of the devices. Raw materials include components related to hackke and SonoRepro.

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Finished goods	¥12,153	¥118,984	$875
Work-in-process	5,432	37	0
Raw materials	5,720	4,098	30

Total	¥23,305	¥123,119	$905

5.	Property and Equipment, Net
As of April 30, 2022 and 2023, property and equipment consist of the following:

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Land	¥218,980	¥218,980	$1,610
Buildings and improvements	161,503	161,503	1,188
Leasehold improvements	86,744	98,626	726
Vehicles	7,954	7,954	58
Tools and fixtures	261,796	341,076	2,508
Construction in progress	—	4,400	32

Total property and equipment	736,977	832,539	6,122
Less: Accumulated depreciation and amortization	(218,153)	(324,761)	(2,388)

Property and equipment, net	¥518,824	¥507,778	$3,734

Depreciation

and amortization expense was ¥
50,476
 thousand, ¥
73,034
 thousand and ¥
107,575
 thousand ($
791
thousand) for the years ended April 30, 2021, 2022 and 2023, respectively.

6.	Intangible Assets, Net
Intangible assets consist of the following as of April 30, 2022 and 2023:

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Software
Gross carrying amount	¥13,850	¥21,300	$157
Accumulated amortization	(4,231)	(7,232)	(54)

Net book value	¥9,619	¥14,068	$103

The amortization expense was ¥1,256 thousand, ¥2,148 thousand and ¥3,001 thousand ($22 thousand) for the years ended April 30, 2021, 2022 and 2023, respectively. No impairment losses were recognized for the years ended April 30,
2021,
2022 and 2023.
The expected aggregate amortization expense for the years following April 30, 2023 are as follows:

	JPY	USD
	(in thousands)
Year ending April 30,
2024	¥5,740	$42
2025	4,962	36
2026	2,754	20
2027	612	5

Total	¥14,068	$103

7.	Leases
The Company’s operating leases consist of offices and other facilities, and the Company’s finance lease consists of vehicles and tools
and fixtures. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. When the Company determines a lease term, if a lease contract contains an option to extend its lease term and it is reasonably expected that the Company will exercise the option, the Company includes the extending period in its lease term.
Finance Leases
The Company’s finance
right-of-use
assets
and lease liabilities are as follows:

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Finance lease right-of-use assets, net (1)	¥45,303	¥35,824	$263
Current portion of finance lease liabilities (2)	13,221	15,004	110
Finance lease liabilities, net of current portion	36,799	24,705	182

(1)	Included in “Property and equipment, net” in the Balance Sheet s .
(2)	Included in “Accrued expenses and other current liabilities” in the Balance Sheet s .
The components of lease costs are as
follows:

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$
Finance lease cost	(in thousands)
Amortization of right-of-use assets	¥582	¥4,511	¥13,484	$100
Interest on lease liabilities	118	548	1,275	9

Total	¥700	¥5,059	¥14,759	$109

Supplemental information related to finance leases is as follows:

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$
Cash flow information	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities	¥646	¥4,766	¥14,315	$105
Finance lease right-of-use assets obtained in exchange for lease liabilities	—	47,147	3,996	29
Weighted average remaining lease term (in years)	4.6	3.7	2.7
Weighted average discount rate (IBR)	3.00%	2.56%	2.59%

Maturity

analysis of future minimum lease payments under
non-cancellable
leases subsequent to April 30, 2023 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2024	¥15,979	$118
2025	14,869	109
2026	10,001	74
2027	456	3
2028	114	1

Total	41,419	305
Less: Interest component	(1,710)	(13)

Present value of minimum lease payments	¥39,709	$292

Operating Leases
Payments under the Company’s lease arrangements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities. Variable lease costs include property taxes and utilities.
The components of the operating lease expenses reflected in the Statements of Operations for the year ended April 30, 2021, 2022 and 2023 were as follows:

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$
Fixed lease cost	¥65,968	¥88,273	¥86,882	$639
Variable lease cost	3,205	4,010	5,262	38
Short-term cost	115	304	96	1

Total	¥69,288	¥92,587	¥92,240	$678

Supplemental information related to operating leases is as follows:

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$
Cash paid for amounts included in the measurement of lease liabilities	¥65,968	¥88,273	¥86,882	$639
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	4,805	347,445	9,573	70
Weighted average remaining lease term (in years)	15.1	14.2	1.0
Weighted average discount rate-operating lease (IBR)	2.17%	2.24%	2.91%

Maturity

analysis of future minimum lease payments under
non-cancellable
leases subsequent to April 30, 2023 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2024	¥57,286	$421
2025	4,158	31
2026	2,131	16

Total	63,575	468
Less: Interest component	(1,092)	(8)

Present value of minimum lease payments	¥62,483	$460

On February 28, 2023, the board of directors met and resolved to relocate to the new head office. At the same date, the Company signed a lease agreement for the new head office with a commencement date of June 1, 2023 and an expiration date of May 31, 2028, without an option to renew. Since the lease has not yet commenced, no right-of-use assets or lease liabilities were recognized on the Company’s Balance Sheet
s
as
of April 30, 2023
. Future
minimum lease payments were
also
reduced due to the termination of lease contract for relocation of the head office
.
On February 28, 2023 upon signing a new lease agreement for the new head office, the operating lease ROU asset and operating lease liability were reduced by ¥947,390 thousand ($6,967 thousand) and the security deposit associated with the existing lease of
¥106,723 thousand ($785 thousand) was reclassified from long-term other assets to prepaid expenses and other current assets on the Balance Sheet
s
.
Estimated minimum lease payments for the new head office are not included in the table above, as the lease has not yet commenced. The estimated minimum lease payments for the new head office are ¥6,850 thousand ($51 thousand), ¥112,990 thousand ($831 thousand), ¥136,956 thousand ($1,007 thousand), ¥136,956 thousand ($1,007 thousand), and ¥136,956 thousand ($1,007 thousand) for the years ending April 30, 2024, 2025, 2026, 2027, and
2028.

8.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Accrued legal expense	¥44,424	¥—	$—
Wages and paid leave	42,196	45,612	335
Other	49,563	67,851	499

Total	¥136,183	¥113,463	$834

9.	Borrowings
Long-term borrowings consist of the following as of April 30, 2022 and 2023:

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Long-term borrowings, unsecured, maturing serially through 2022-2026, (weighted average: April 2022 – 2.93%, April 2023 – 2.95%)	¥790,000	¥1,034,445	$7,607
Less: current portion	(5,555)	(1,013,332)	(7,452)

Long-term borrowings, net of current portion	¥784,445	¥21,113	$155

The long-term borrowings accrue interest using fixed interest rates of
1.70%-3.00%
per annum as of April 30, 2022 and 2023. However,
a
certain borrowing
is
exempt from interest payments until November 29, 2023, due to the Tokyo Metropolitan Government’s interest subsidy policy for
COVID-19.
The Company has an unsecured borrowing which allows it to borrow up to ¥1,000,000 thousand ($7,353 thousand), provided, that the Company meets certain financial performance targets prior to each of the second, third and fourth installment. This borrowing was disbursed in four installments of ¥250,000 thousand ($1,838 thousand) each. The Company executed its last borrowing of ¥250,000 thousand ($1,838 thousand) in July 2022 and completed the entire borrowing ¥1,000,000 thousand ($7,353 thousand). Debt issuance costs related to these borrowings are immaterial.
Annual maturities for the years subsequent to April 30, 2023 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2024 (1). . . . . . . . . . . . . . . . . . . . . . . . . .	¥1,013,332	$7,452
2025 . . . . . . . . . . . . . . . . . . . . . . . . . .	13,332	98
2026 . . . . . . . . . . . . . . . . . . . . . . . . . .	7,781	57

Total . . . . . . . . . . . . . . . . . . . . . . . . .	¥1,034,445	$7,607

(1)
Of the amounts due in 2024, ¥1,000,000 thousand ($7,353 thousand) is due on February 29, 2024 and the remaining ¥13,332 thousand ($98 thousand) is comprised of twelve monthly payments of ¥1,111 thousand ($8 thousand) each month.

10.	Asset Retirement Obligation
These obligations include estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from the leased property for the Company’s headquarters at the end of the lease term. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depleted over the lease term. The
Company determined the lease term to be

15
to
17
years. The Company decided to relocate the head office in the board meeting held on February 28, 2023, which resulted in a change in estimate for the
remaining lease term to 10 months. The following is a description of the changes to its beginning and ending amount of asset retirement obligation for the years ended April 30, 2021, 2022 and 2023:

	Year ended April 30,
	2021	2022	2023
	JPY	JPY	JPY	US$
	(in thousands)
Beginning balance	¥16,363	¥16,854	¥22,979	$169
Liabilities incurred during the period	—	5,526	—	—
Change in estimate	—	—	10,158	75
Accretion expense	491	599	715	5

Ending balance	¥16,854	¥22,979	¥33,852	$249

11.	Commitments and Contingencies
From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that losses will be incurred and these losses can be reasonably estimated. Management does not expect any liabilities from claims to have a material adverse effect on its financial position or the results of operations
.

12.	Stockholders’ Equity
In June and September 2022, a total of 1,923 shares
 (pre-stock split)
of Series C convertible preferred stock were issued for ¥2,178,760 thousand ($16,022 thousand). The Company recorded ¥1,089,380 thousand ($8,011 thousand) and ¥1,089,380 thousand ($8,011 thousand) in Series C convertible preferred stock and additional paid-in
capital, respectively, and issuance costs of ¥9,657 thousand ($71 thousand) as a reduction of the additional paid-in
capital.
On March 22, 2023, the Company’s issued and outstanding shares of convertible preferred stock were all converted into common stock on a one-to-one
basis. As a result of the conversion, the Company had a total of ¥1,189,380 thousand ($8,746 thousand) common stock.

In accordance with the Companies Act of Japan (the “Companies Act”), the Company was not required to allocate any amount to additional paid-in capital upon conversion.
On March 27, 2023, upon the resolution of the stockholders, a capital reduction was approved in accordance with the Companies Act to simplify the capital structure and be more efficient, with an effective date of April 30, 2023. The Company reduced its common stock amount
from ¥1,189,380 thousand ($8,746 thousand) to ¥100,000 thousand ($735 thousand). The capital reduction was treated appropriately pursuant to the Companies Act “Increase/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and Surplus”.

On
March 31, 2023, upon resolution of the stockholders, the total number of authorized shares was reduced from 1,000,000 shares to 86,904 shares
 (pre-stock
split).
On
April 12, 2023, the Company’s board of directors approved a

-for-one
forward split of all its issued and outstanding shares of common stock, which was
effected on April 28, 2023. After the stock split, the total number of authorized common stock increased to 52,142,400 shares.
See Note 2, Summary of Significant Accounting Policies.
Japanese companies are subject to the Companies Act. The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common Stock and Convertible Preferred Stock
Under the Companies Act, the Company is only allowed to issue no par value stock, and issuances of stock are required to be credited to the stock account for at least 50% of the proceeds and to additional paid-in
capital account for the remaining amounts.
Increases/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and
Surplus
Under the Companies Act, the total amount of legal capital surplus and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, convertible preferred stock, legal reserve, legal capital surplus, and other capital surplus (a component of additional paid-in
capital) and retained earnings (a component of accumulated deficit) can be transferred among the accounts under certain conditions upon resolution of the stockholders.
The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of accumulated deficit) or as legal capital surplus (a component of additional paid-in
capital) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and legal capital surplus equals 25% of common stock and convertible preferred stock combined.
Dividends
Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end
dividend upon resolution at the stockholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind
(non-cash
assets) to stockholders subject to certain limitations and additional requirements. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders
.

The amount available for dividends under the Companies Act is calculated based on the amount recorded in the Company’s financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, there is no
amount available for dividends due to the accumulated deficit as of April 30,
2023.

•	Preferred stock
The following table summarizes the issuances of all convertible preferred stock:

	Issue Date	Issuance Price (amount paid in) (per share)**	Holder’s Conversion Right	Conversion Ratio*	Settlement methods

Series A	July 24, 2017 July 28, 2017 August 2, 2017 October 13, 2017	¥208	Any time	1	Shares
Series AA	July 20, 2017	¥56	Any time	1	Shares
Series B	April 18, 2019 April 25, 2019 May 27, 2019	¥1,761	Any time	1	Shares
Series BB	April 1, 2019	¥413	Any time	1	Shares
Series C	June 17, 2022 September 8, 2022 September 14, 2022 September 26, 2022	¥1,888	Any time	1	Shares

*
On March 22, 2023, the Series A, AA, B, BB and C convertible preferred stock were converted to common stock upon the resolution of the board of directors. As of April 30, 2023, there are no more shares of preferred stock designated.

**	On April 28, 2023, the Company effectuated a 600-for-one forward split. Issuance price per share has been retroactively restated.
The key terms of the convertible preferred stock were as follows:
Conversion Right
All shares of convertible preferred stock could, at the option of the holders, be converted at any time into shares of common stock. The conversion ratio for each convertible preferred stock was supposed to be determined by dividing the issue price by the conversion price in effect at the time of the conversion. The initial conversion price of each class of convertible preferred stock was its respective subscription price (i.e., conversion ratio =
1
), and was subject to adjustment in the event of the issuance of additional common stock at a per share price less than the conversion price.
All shares of convertible preferred stock were supposed to automatically be converted into shares of common stock either immediately prior to the completion of IPO or when the convertible preferred stockholders holding the largest number of outstanding shares of convertible preferred stock agree to convert the convertible preferred stock in writing.
Dividend Rights
All series of convertible preferred stock did not have right to receive preferred dividend. Therefore, all shares of convertible preferred stock and common stock had equal rights with respect to the surplus dividend on an as-converted
basis, when, as and if declared by the Board. However, no dividends on shares of convertible preferred and common stock had been declared since the issuance date until
March 22, 2023
, as there was no amount available for dividends due to the accumulated deficit as of April 30, 2022. The convertible preferred stock had been considered a participating security because it participates in dividends with common stock.
Liquidation Rights
In the event the Company voluntary or involuntary liquidates, holders of the convertible preferred stock were entitled to receive a distribution of the Company’s residual assets and funds upon the liquidation in preference over shares of common stock. Holders of convertible preferred stock of later series had had a right to the distribution of assets or funds over holders of convertible preferred stock of earlier series in the following sequence: Series C convertible preferred stock, Series B convertible preferred stock and Series BB convertible preferred stock, Series A convertible preferred stock, and Series AA convertible preferred stock and common stock.
After distribution to the holders of convertible preferred stock the amount of preference, all remaining assets and funds of the Company available for distribution to the stockholders should have been distributed ratably among all the stockholders on a fully diluted basis.
Redemption Rights
The shares of convertible preferred stock were not mandatorily redeemable. Shares of convertible preferred stock were contingently redeemable upon the occurrence of certain liquidation events. However, the redemption of the convertible preferred stock were solely within the control of the Company and then the convertible preferred stock had been classified as permanent equity.

Voting Rights
Each share of convertible preferred stock conferred the right to receive notice of, attend, and vote at any general meeting of members on an as-converted
basis. The holders of the convertible preferred stock were supposed to vote together with the common stockholders, and not as a separate class or series, on all matters put before the stockholders.

13.	Stock-Based Compensation

•	Equity Incentive Plans
In
2018, the Company’s Board of Directors adopted, and stockholders approved an equity incentive plan (the “Plan”). The Plan is a broad-based retention program and is intended to attract and retain talented employees and directors, as well as reward and compensate non-employees. The Plan provides for the granting of stock options to employees, non-employees and directors through a series of stock option awards
.
The Company currently plans to use authorized and unissued shares to satisfy stock option award exercises. The general terms of the stock option agreements may require service and performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the financial exchanges. The exercise term of the stock options is 10 years
.

For employee and director grants, the holder of the rights is typically required to be a director, corporate auditor, or employee of the Company or subsidiary/affiliate of the Company at the time of the exercise of their rights
.
Certain Series of stock options require the holder to purchase the rights upfront for cash consideration. Cash received from stock options is included within “accrued expenses and other current liabilities” and “additional paid-in capital” in the Balance Sheets and were immaterial for the periods presented. It is recognized as a liability until the options vest. As the stock options vest, the liability will be reclassified to additional paid-in capital.
The Company did not grant any stock options during the years ended April 30, 2021 and 2022. The Company granted the 8th Series stock options during the year ended April 30, 2023.

•	Summary of Terms Included in the 8 th Series Stock Options Agreement
On August 31, 2022, the Company granted 146 options at an exercise price of ¥1 ($0) to a consulting firm. Each option can be exercised for 600 shares of common stock.
The
exercise term of 8th Series stock options is 10 years commencing from August 31, 2022. The options are fully vested, nonforfeitable at the grant date and have no performance conditions that impact vesting, however, there are specific implied service obligations within the consulting agreement throughout the expected project term. Therefore, the Company recognized
the costs straight line over the expected service (project) period to mirror the services being received
, which was completed and fully recognized during the year ended April 30, 2023.
The stock option’s fair value as of the grant date is ¥448,883 ($3,301) per option.

•	Method that Estimates the Fair Value of Stock Options
Total
stock-based compensation expense for 8th Series stock options included in selling, general and administrative expenses in the Statements of Operations was ¥65,537 thousand ($482 thousand) for the year ended April 30, 2023.

There was no stock-based compensation expense recognized in the years ended April 30, 2021 and April 30, 2022.

As of April 30, 2023, there was no unrecognized expense.
The significant assumptions used to measure fair value of the stock options are as follows:
Expected Term — The expected term of stock options represents the weighted-average period the stock options are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.
Expected Volatility — The expected stock price volatility assumption was determined by examining the historical volatilities of comparable publicly traded companies within the Company’s industry.
Risk-Free Interest Rate — The risk-free rate assumption was based on the U.S. treasury rate that was consistent with the expected term of the Company’s stock options.
Expected Dividend
 Yield
— The expected dividend assumption was based on the Company’s history and expectation of dividend payouts. The Company does not currently pay dividends on the common stock; therefore, a dividend yield of 0% was used in the BSM model.
Fair Value of Common Stock — The fair value of the common stock underlying the stock options has historically been the responsibility of and determined by the Company’s Board of Directors. Because there was no public market for the Company’s common stock, the Board of Directors has used independent third-party valuations of the Company’s common stock, operating and financial performance, and general and industry-specific economic outlook, amongst other factors.
The following assumptions were used in the BSM calculation for the Series 8 stock options:

Year ended April 30, 2023

Expected term	5 years
Expected volatility	39.54%
Risk-free interest rate	3.25%
Expected dividend yield	—

•	A Summary of the Activity of the Company’s Stock Option Plans
The following table summarizes the stock options activity under the Plan for the years ended April 30, 2021, 2022 and 2023:

	Number of options	Weighted-average Exercise price (per option)		Weighted- average Remaining contract term (years)	Aggregate intrinsic value (in thousands)
		JPY	US$		JPY	US$

Outstanding at April 30, 2020	2,317	¥149,196	$1,097	9.4
Forfeited	(80)	57,375	422

Outstanding at April 30, 2021	2,237	152,480	1,121	8.4	126,063
Forfeited	(165)	71,000	522

Outstanding at April 30, 2022	2,072	158,969	1,169	7.5	500,463
Granted	146	1	0
Forfeited	(90)	180,000	1,324

Outstanding at April 30, 2023	2,128	147,173	1,082	6.7	1,171,365	8,614

Vested and Exercisable at April 30, 2023	512	¥129,387	$951	7.7	290,938	2,139

Before
a
600-for-one
stock split was effectuated on April 28, 2023, one stock option was exercisable into one share of common stock. After the stock split, one stock option was adjusted to be exercisable into 600 shares of common stock. The number of options outstanding and the exercise price per option did not change before and after the stock split, solely the number of shares that can be purchased for one option changed.

For
the stock options with performance conditions tied to a liquidity event (defined as an IPO on any of the financial exchanges) that is not determined to be probable, no stock-based compensation expense is recognized. See Note 17, Subsequent Events, for more detail regarding the Company’s IPO. For the years ended April 30, 2021, 2022 and 202
3, no
stock-based compensation expense was recognized pertaining to these awards.
As of April 30, 2023, the total unrecognized compensation cost related to non-vested
awards was ¥3,903 thousand ($29 thousand), which will be recognized over a weighted-average period of 0.74 years.

1 4 .	Income Taxes
The Company has incurred net
pre-tax
losses in Japan for all periods presented. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis using tax rates expected to be in effect during the years in which the basis differences reverse.
The benefit from income taxes differs from the amount expected by applying the statutory tax rate in Japan to the loss before income taxes as follows:

	Year ended April 30,
	2021	2022	2023
Statutory tax rate (benefit)	(34.6%)	(34.6%)	(34.6%)
Change in valuation allowance	34.4%	36.8%	37.9%
Permanent items	0.0%	(2.3%)	(3.3%)
Other	0.2%	0.1%	0.0%

Effective income tax rate	0.0%	0.0%	0.0%

The tax effects of temporary differences and loss carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of April 30,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	¥1,020,469	¥1,764,967	$12,979
Asset retirement obligation	7,948	11,710	86
Operating lease liability	371,091	21,400	157
Accrued expenses	19,341	8,489	62
Accounts payable	—	8,602	63
Other	69	1,369	11

Gross deferred tax assets	1,418,918	1,816,537	13,358
Less: valuation allowance	(1,047,918)	(1,796,208)	(13,208)

Total deferred tax assets	371,000	20,329	150
Deferred tax liabilities:
Operating lease right-of-use assets, net	(363,253)	(13,407)	(99)
Property and equipment	(8,578)	(7,753)	(57)

Gross deferred tax liabilities	(371,831)	(21,160)	(156)

Net deferred tax liabilities	¥(831)	¥(831)	$(6)

Due to the Company’s lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance as of April 30, 2022 and 2023. The change in the valuation allowance for the years ended April 30, 2021, 2022 and 2023 are as follows:

	Year ended April, 30
	2021	2022	2023
	JPY	JPY	JPY	US$
	(in thousands)
Valuation allowance at beginning of year	¥380,888	¥639,291	¥1,047,918	$7,706
Additions	289,025	517,831	1,116,131	8,207
Deductions	(30,622)	(109,204)	(367,841)	(2,705)

Valuation allowance at end of year	¥639,291	¥1,047,918	¥1,796,208	$13,208

As of April 30, 2023, the Company had operating loss carryforwards of ¥5,102,537 thousand ($37,521 thousand), which are available as an offset against future taxable income. These carryforwards are scheduled to expire as follows:

	JPY	US$
	(in thousands)
Years ending April 30:
Between 2024 and 2027	¥95,406	$702
Between 2028 and 2031	1,721,099	12,656
2032 and thereafter	3,286,032	24,163

Total	¥5,102,537	$37,521

The Company has determined a greater than 50% likelihood that a tax benefit will be sustained; therefore, no uncertain tax benefit
has been recognized. It is not expected that there will be a significant change in uncertain tax positions in the next 12 months. Penalties and interest incurred related to income tax matters are classified as income tax expense in the Statements of Operations in the period incurred, respectively, if applicable. The Company did no
t have any penalties or interest associated with any uncertain tax benefits that have been accrued or recognized as of and for the years ended April 30, 2021, 2022 and 2023.
Income tax returns are filed in Japan. In the ordinary course of business, the Company is subject to examination by tax authorities. The years ended April 30, 2018, through 2023 remain
open to examination by tax jurisdictions in Japan. As of the date of the financial statements, there are no tax examinations in progress.

1 5 .	Net Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended April 30
	2021	2022	2023
	JPY	JPY	JPY	US$
	(in thousands, except share and per share data)
Common Stock
Numerator:
Net loss attributable to stockholders	¥(759,484)	¥(1,109,468)	¥(1,965,491)	$(14,453)
Denominator:
Weighted average shares outstanding used to compute net loss per share, basic and diluted*	6,000,000	6,000,000	6,771,025	6,771,025
Basic and diluted	¥(126.58)	¥(184.91)	¥(290.28)	$(2.13)

*	On April 28, 2023, the Company effectuated a 600-for-one forward split. Shares have been retroactively restated.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect.

	As of April 30,
	2021	2022	2023

Options	1,342,200	1,243,200	1,276,800
Series B convertible preferred stock	2,212,800	2,212,800	—
Series BB convertible preferred stock	242,400	242,400	—
Series A convertible preferred stock	2,760,000	2,760,000	—
Series AA convertible preferred stock	666,600	666,600	—

1 6 .	Related-Party Transactions

•	Transactions with xDiversity
The Company entered into an agreement for the operation and administration management of xDiversity. xDiversity has no capital relationship with the Company, but the Company’s two directors are board members of xDiversity.
The Company recognized other income ¥2,727 thousand, ¥2,727 thousand and ¥1,636 thousand ($12 thousand) for the years ended April 30, 2021, 2022 and 2023 related to outsourcing fees. The accounts receivable balance related to the outsourcing fee was ¥
250
 thousand and ¥
50
 thousand ($
0
thousand) as of April 30, 2022 and 2023,
respectively.

•	Transactions with Trusts for the Benefit of Employees
In respect of Series 6 stock options, the Company applies the scheme called “The Trusted Fair Value Stock Option” and three directors contributed funds as trustors to establish the trust. The trustee (Nozomi Kaikeisya, the tax accountant) purchased the Company’s stock options and holds them until they are allocated to the final beneficiaries (employees, etc.). Since the payment is made before the rights are vested, the amount paid by the trust of ¥2,854 thousand and ¥2,854 thousand ($21 thousand) is recorded as other current liabilities, as of April 30, 2022 and 2023, respectively.

•	Transactions with CEO
Yoichi Ochiai, the CEO of the Company, has guaranteed the Company’s lease liability during the contract period. The lease balance was ¥47,738 thousand as of April 30, 2022. In April 2023, Mr. Ochiai’s guarantee was removed and therefore, there is no longer any guaranteed balance by the CEO for the lease liability as of April 30, 2023.

•	Transactions with the Company’s Director
During the year ended April 30, 2023, the Company sold products to a Director, who is also a stockholder. Transactions are generally made at values that approximate arm’s-length prices
. The Company recognized revenue of ¥6,463 thousand ($48 thousand) during the year ended April 30, 2023 related to sale transactions with the Director.

1 7 .	Subsequent Events
The subsequent events were evaluated through November 16,
2023
, the date the financial statements were
issued
.

•	Initial Public Offering
The Company completed the IPO of
1,666,667
shares of common stock in the form of American Depositary Shares (ADSs) at a price to the public of $
9.00
per share on August 3, 2023. Each ADS represents
one

common stock. The Company’s ADSs are traded on the Nasdaq Capital Market. The Company received aggregate net proceeds of approximately ¥
1,509,656
thousand ($
11,101
thousand)
after deducting underwriting discounts and commissions and estimated offering costs.
Upon the effectiveness of the IPO, the performance condition was met pertaining to Series 1, Series 2, Series 3, Series 5, and Series 6,
and
the Company recognized stock-based compensation expense of ¥
3,294
 thousand ($
24
thousand) upon vesting.

•	Representative’s Warrants
On July 31, 2023, the Company agreed to issue the Representative’s warrants to the Representative of the underwriters to purchase 50,000 ADSs equal to 3% of the 1,666,667 ADSs sold in the Offering. The Representative’s Warrant will be
exercisable for five (5) years from the commencement of sales of the offering. The initial exercise price of Representative’s warrants will be $11.25 per ADS.

F-3
5

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Incorporation of the Registrant (English translation), filed as Exhibit 3.1 to Form F-1 (File No. 333-272476) filed on June 7, 2023 and incorporated herein by reference.

2.1	Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to Form 6-K (File No. 001-41749) filed on August 4, 2023 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form 6-K (File No. 001-41749), filed on August 4, 2023 and incorporated herein by reference.

2.3	Form of Warrant to Purchase American Depositary Shares (English translation), filed as Exhibit 4.3 to Form F-1/A (File No. 333-272476), filed on July 24, 2023 and incorporated herein by reference.

2.4	Description of Securities

4.1	Loan Agreement, dated as of March 22, 2019, by and between The Shoko Chukin Bank and the Registrant (English translation), filed as Exhibit 10.1 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.2	Loan Agreement, dated as of November 30, 2020, by and between Resona Bank Limited and the Registrant (English translation), filed as Exhibit 10.2 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.3	Addendum to the Loan Agreement, dated as of November 30, 2020, by and between Resona Bank Limited and the Registrant (English translation), filed as Exhibit 10.3 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.4	Lease Agreement, dated as of June 28, 2021, by and between Sumitomo Realty & Development Co., Ltd. and the Registrant (English translation), filed as Exhibit 10.4 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.5#	Form of Limitation of Liability Agreement by and between the Registrant and its outside director or outside corporate auditor (English translation), filed as Exhibit 10.5 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.6#	Form of Stock Acquisition Rights Allotment Agreement by and between the Registrant and its director or officer (English translation), filed as Exhibit 10.6 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.7+	Collaboration Agreement, dated March 10, 2023, by and among the Registrant, Shionogi Healthcare Co., Ltd. and Shionogi & Co., Ltd. (English translation), filed as Exhibit 10.7 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.8+	Royalty Agreement, dated March 29, 2023, by and between the Registrant and Sumitomo Pharma Co., Ltd. (English translation), filed as Exhibit 10.8 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.9	Lease Agreement, dated as of February 28, 2023, by and Mitsui Fudosan Co., Ltd. and the Registrant (English translation), filed as Exhibit 10.9 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

11.1	Code of Ethics and Business Conduct of the Registrant.

Exhibit	Description

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

+	Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.
#	Indicates management contract or compensatory plan or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIXIE DUST TECHNOLOGIES, INC.

November 16, 2023	By:	/s/ Yoshiyuki Sekine
	Name:	Yoshiyuki Sekine
	Title:	Chief Financial Officer and Director