Form 20-F
period 2024-04-30
PIXIE DUST TECHNOLOGIES, INC.
filed 2024-08-22
CIK 1962845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive offices)

Yoichi Ochiai

Chief Executive Officer

8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

Telephone: 81-3-6910-3040

Fax: 81-3-6910-3041

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Common Share, no par value	PXDT	The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,869,067 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

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

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.54 = US$1.00, which was the foreign exchange rate on April 30, 2024 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on May 6, 2024. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our fiscal year ends on April 30 of each year as does our reporting year. Our most recent fiscal year ended on April 30, 2024. See Note 2 to our audited financial statements as of and for the year ended April 30, 2024, included elsewhere in this annual report, for a discussion of the basis of presentation, functional currency, and translation of financial statements.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	our expectations regarding our revenue, expenses, and other operating results;

●	our efforts to successfully develop and commercialize our technologies and related products;

●	the implementation of our strategic plans for our business and products and product candidates;

●	the size of the market opportunity for our products and product candidates and our ability to maximize those opportunities;

●	our ability to obtain and maintain any needed regulatory approval of our product candidates;

●	our expectations regarding success in testing for our product candidates;

●	the costs and success of our marketing efforts, and our ability to promote our brands;

●	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

●	our competitive position and the development of and projections relating to our competitors or our industry;

●	our ability to obtain adequate financing in the future on terms acceptable to us;

●	our ability to consummate strategic transactions, which may include acquisitions, mergers, dispositions, or investments;

●	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

●	our ability to exploit the intellectual property rights jointly owned with our collaborators in a manner beneficial to us;

●	our ability to obtain, maintain, protect, and enforce intellectual property protection for our technologies and related products and services, and the scope of such protection;

●	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties;

●	general economic conditions and events and the impact they may have on us and our customers;

●	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

●	the regulatory environment in which we operate;

●	our ability to attract and retain qualified key management and technical personnel; and

●	our expectations regarding the time during which we will be an emerging growth company and a foreign private issuer.

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

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

●	We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

●	We have a history of operating losses and we do not expect to be profitable for the foreseeable future. There is substantial doubt concerning our ability to continue as a going concern.

●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

●	Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, and iwasemi in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

●	We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

●	We have had significant customer concentration, and this concentration may continue if we fail to diversify our customer base by successfully commercializing our products and product candidates.

●	We are subject to risks related to our reliance on collaboration arrangements to fund development and commercialization of certain of our products or product candidates, and our financial results may be adversely impacted if such collaborations do not lead to the commercialization of products.

●	We currently rely, and expect to continue to rely, on third parties to conduct many aspects of our product manufacturing and distribution, and these third parties may terminate these agreements or not perform satisfactorily.

●	We are highly dependent on our senior management team and key personnel and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

●	Our long-term success depends, in part, on our ability to market and sell our products to customers located outside of Japan and our future international operations could expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation

●	We currently do not, and do not plan in the near future to, market our consumer personal care products, including SonoRepro, VUEVO, and kikippa, as medical devices. If we fail to comply with the government regulations relating to the promotion of such products, or to obtain any required approvals on a timely basis, we may incur fines, penalties, and consumer lawsuits and our business and growth prospects may be negatively impacted.

●	Changes in government regulations and trade policies may materially and adversely affect our sales and results of operations.

Risks Related to Our Intellectual Property

●	The failure to enforce and maintain our patents, trademarks and protect our other intellectual property could materially adversely affect our business.

●	We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

●	Our obligations under our existing or future product development and commercialization collaboration agreements may limit our ability to exploit intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.

Risks Related to Cybersecurity

●	Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

●	Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential customer, employee, Company and business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

Risks Related to Ownership of the ADSs

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and the ADSs may be less attractive to investors.

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our Company.

Risks Related to Japan

●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

Risks Related to Our Company and Our Business

We are an emerging growth company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an emerging growth company and have a limited history in our business. We commenced operations in 2017 and have not generated significant revenues from the commercialization of our technologies and products. Historically, we have generated revenues primarily from commissioned research and development and solution services for third parties including collaboration arrangements aimed at developing, testing and validating new products using our technologies. We are now focusing on further commercializing products that we plan to offer to a wide market including iwasemi, a sound-absorbing metamaterial launched in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device launched in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals who are deaf/hard of hearing (“DHH)” launched in March 2023, and kikippa, an acoustic stimulation device functioning as a speaker launched in April 2023. As such, we expect our revenue from product sales will increase over time and be the primary source of our total revenue in the future. During the year ended April 30, 2024, product revenue accounted for approximately 53% of our total revenue, as we launched multiple products and continued to expand our marketing and sales efforts for our products.

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

We have incurred operating losses to date and may not be profitable in the foreseeable future. Specifically, we recorded a net loss of ¥1,965,491 thousand for the year ended April 30, 2023, and ¥1,974,536 thousand ($12,534 thousand) for the year ended April 30, 2024. As of April 30, 2024, we had an accumulated deficit of ¥6,356,788 thousand ($40,350 thousand).

To date, we have funded our operations primarily through the issuance of convertible preferred shares, borrowings from banks and commissioned research and development income. We completed an initial public offering (“IPO”) in August 2023 to raise capital. However, we do not expect that our cash and cash equivalents as of April 30, 2024, together with the net proceeds from the IPO, will enable us to fund our operating expenses, debt obligations and capital expenditures for at least 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. Therefore, it is likely we will require additional capital over the next 12 months, the receipt of which there can be no assurance. As we focus on developing and commercializing our own products, we have devoted substantial resources to R&D, testing, and commercialization of our products. These operating costs have adversely affected, and may continue to adversely impact on financial performance. Until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through the sale of equity, debt financing, or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution, and licensing agreements. We do not expect to generate cash flow from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next two to three years. There can be no guarantees that debt or equity financings will be available to us on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

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

We have concentrated our R&D efforts to date on a select number of products for commercialization based on technical feasibility and market opportunity. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in Japan in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH in Japan in March 2023, and kikippa, a speaker which is equipped with gamma wave modulation technology that processes and modulates regular TV audio with a 40-Hz amplitude modulation algorithm in Japan in April 2023. We conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. In addition, we signed an agreement with Energy Spot Co., Ltd, which is headquartered in South Korea, to promote the “iwasemi” series for enhancement of office environments in South Korea in pursuit of comfortable workspace solutions, in March 2024. Further, we launched KOTOWARI, a technology providing spatial analysis data in Japan, in July 2024. We plan to focus on marketing and upgrading the features of SonoRepro, kikippa, VUEVO, iwasemi, and KOTOWARI in the next few years. We also have other product candidates such as hackke, a location positioning technology, which is currently undergoing trial implementation. We do not have any specific timeline for commercializing such other product candidates at this time.

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

Our ability to increase revenue and achieve profitability will depend on the successful commercialization of our products and product candidates, including SonoRepro, kikippa, VUEVO, iwasemi, and KOTOWARI in the next one to three years, and our product and product candidates may not be successfully commercialized, or we may experience delays in achieving market acceptance, which could negatively impact our business.

Historically, the majority of our revenue has been generated from commissioned research and development and solution services for third parties including collaboration arrangements with third parties, and revenue from product sales was insignificant until 2023, during which year product revenue accounted for approximately 26% of our total revenue. In the near term, we plan to focus on further commercializing our products, iwasemi, a sound-absorbing metamaterial launched in Japan in July 2022, SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device launched in Japan in November 2022, VUEVO, a series of directional voice arrival detection devices for individuals with DHH launched in Japan in March 2023, kikippa, a speaker which is equipped with gamma wave modulation technology that processes and modulates regular TV audio with a 40-Hz amplitude modulation algorithm in Japan in April 2023, and KOTOWARI, a technology providing spatial analysis data launched in Japan in July 2024 Additionally, we conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we signed an agreement with Energy Spot Co., Ltd, which is headquartered in South Korea, to promote the “iwasemi” series for enhancement of office environments in South Korea in pursuit of comfortable workspace solutions, in March 2024. With respect to VUEVO, in the current phase, we introduced VUEVO mic, which is a tabletop microphone that can connect to a computer or tablet. At the next phase, we expect to introduce our smart-glasses product for individuals with DHH, VUEVO glasses. In the medium term, we plan to commercialize our product candidate VUEVO glasses, which is based on the VUEVO technology, as well as new devices with expanded applications based on the SonoRepro technology. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend greatly on the commercialization of SonoRepro, kikippa, VUEVO, iwasemi, and KOTOWARI which are intended to be sold to a wide market inside and outside Japan such as other Asian countries, the United States and the European Union. If development or manufacturing challenges arise or errors are discovered during the product development cycle of VUEVO glasses and our other product candidates, the launch date of these products may be delayed.

The commercial success of our product and product candidates is dependent on a number of factors, some of which are beyond our control, including the following:

●	the ability of our manufacturing partners or any other third parties to which we outsource the manufacture of our products to manufacture and supply our products in sufficient quantities to meet demand, in a timely manner, in accordance with our specifications and in compliance with applicable regulatory requirements;

●	demand for our products from our targeted customers;

●	the availability, perceived superiority, relative cost, relative convenience and relative effectiveness of our products compared to our competitors;

●	any positive or negative press coverage of the products or competitive products with respect to their convenience, cost and effectiveness;

●	the effectiveness of our marketing and sales efforts, including our ability to secure a sufficient number of qualified sales channels or representatives to market our products;

●	our ability to raise additional capital, on acceptable terms or at all, if necessary, to support the commercialization of our products;

●	our ability to comply with all regulatory requirements applicable to our products including false advertising and consumer protection laws;

●	our ability to introduce and market our products in international markets including the United States;

●	our ability to acquire, maintain and enforce our intellectual property rights; and

●	the proprietary rights of third parties may prevent us from using our technology or selling our products.

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

We have generated a significant portion of our revenue from commissioned research and development and solution services, including under our collaboration agreements for our existing products. During the fiscal year ended April 30, 2023, three customers accounted for approximately 43.4% of our total revenue. During the fiscal year ended April 30, 2024, two customers accounted for approximately 30.2% of our total revenue. Additionally, as of April 30, 2023, two customers’ account receivable accounted for 33.2% and 14.0% of the total outstanding account receivable balance. As of April 30, 2024, one customer’s accounts receivable accounted for 18.4% of the total outstanding accounts receivable balance. The concentration of customers could leave us exposed to the risks associated with the loss or default of one or more of these significant customers, which would materially and adversely affect our revenue and results of operations. If these customers were to default in their payment obligations under our collaboration agreements, significantly reduce their relationship with us, or if we are unable to replace any lost revenue through the sale of our products and services to additional customers, our financial condition and results from operations could be negatively impacted, and such impact would likely be significant. We expect to diversify our revenue base by commercializing our products including our products targeting consumer markets. This diversification of revenues from product sales is expected to mitigate the risk of continued customer concentration. However, if we fail to successfully commercialize our products, our dependence upon a limited number of customers could continue.

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

We do not have our own manufacturing facilities or capabilities for our products. We currently rely, and expect to continue to rely, on third parties to scale-up, manufacture and supply our products and product candidates including for SonoRepro, kikippa, VUEVO, and iwasemi. We also expect to rely on third parties for distribution, including our sales partners and their vendors. Risks arising from our reliance on third-party manufacturers include:

●	reduced control and additional burdens of oversight as a result of using third-party manufacturers and distributors for many aspects of manufacturing activities, including regulatory compliance, quality control and quality assurance;

●	termination of manufacturing agreements, termination fees associated with such termination, or nonrenewal of manufacturing agreements with third parties may negatively impact our planned development and commercialization activities;

●	the possible misappropriation of our proprietary technology, including our trade secrets and know-how; and

●	disruptions to the operations of our third-party manufacturers, distributors, or suppliers unrelated to our product, including the merger, acquisition, or bankruptcy of a manufacturer or supplier or a catastrophic event, including disruption resulting from public heath emergencies such as the COVID-19 pandemic, affecting our manufacturers, distributors, or suppliers.

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

As of June 30, 2024, we had 80 full-time employees. As our sales and marketing strategy evolves, we expect to require additional management, operations, sales, marketing and other personnel. Future growth will place significant responsibilities on our management team, including responsibilities to:

●	identify, recruit, integrate, retain, and motivate additional employees;

●	effectively manage internal development efforts while complying with contractual obligations with contractors and other third parties; and

●	improve operational, financial, and administrative controls, reporting systems, and procedures.

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

Our success will depend on our ability to grow our business, including through acquisitions. We may identify opportunities to establish and expand our industry leadership internationally through selective joint ventures or acquisitions to further leverage our differentiated technologies. In some situations, the decision may be made to do this through the acquisition of complementary businesses or technologies rather than through internal development. Identifying suitable acquisition candidates can be difficult, time-consuming, and expensive, and we may not be able to successfully complete the acquisitions we identify. The risks we face in connection with acquisitions are as follows:

●	the diversion of management’s time and focus from running the business to addressing the integration challenges of the acquisition, including whether how to integrate the acquired company’s employees and accounting, management information, human resources, and other management systems into the Company, and the coordination of technology, research and development, and sales and marketing functions;

●	the need to implement or improve controls, policies and procedures in businesses that may have lacked effective controls, policies and procedures prior to the acquisition;

●	the potential for write-downs of intangible and other assets acquired in such transactions, which could adversely affect our operating results;

●	incurring liability for the pre-acquisition activities of the acquired company, including patent and trademark infringement claims, violations of law, commercial disputes, tax liabilities and other known or unknown liabilities; and

●	litigation or other claims relating to the acquired company, including claims by terminated employees, consumers, former shareholders or other third parties.

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

As of April 30, 2024, our outstanding debt was ¥1,021,113 thousand ($6,481 thousand). Our indebtedness could have a material impact on our business, including the following:

●	restricting our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt repayment, and the implementation of our growth strategy;

●	requiring us to devote a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, resulting in reduced availability of cash flow for working capital, capital expenditures, acquisitions, the implementation of our growth strategies and other general corporate purposes;

●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, government regulations and our business by limiting our ability to plan for and respond to change; and

●	placing us at a disadvantage compared to its competitors with less debt.

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

As of April 30, 2024, we had had a total of five loans with two Japanese financial institutions with an aggregate principal amount of ¥1,021,113 thousand ($6,481 thousand).

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

Our future capital requirements will depend on a number of factors, including:

●	future revenues and profits resulting from the anticipated launch of new products;

●	the level of investment in research and development necessary to develop our technologies and products and to maintain and improve our technological position;

●	our ability and willingness to enter into new contracts with strategic partners and the terms of these contracts;

●	the cost of recruiting and retaining qualified personnel;

●	the time and cost required to obtain regulatory approvals, if any;

●	the costs of applying for, prosecuting, defending and enforcing trademarks, patents and other intellectual property rights;

●	the speed of our business growth;

●	the progress and results of our operations;

●	the development requirements of the businesses we pursue; and

●	the costs of our commercialization activities, including marketing and sales.

Due to the many risks and uncertainties involved in the development and commercialization of our products, we are unable to reasonably estimate the amount of capital expenditures and incremental operating expenses that our business will require. We may need to raise additional capital through public or private debt or equity financing to achieve a variety of objectives, including, but not limited to:

●	pursue growth opportunities, including overseas;

●	acquire complementary businesses;

●	make capital improvements to our infrastructure;

●	hire talented management and key employees;

●	respond to competitive pressures;

●	comply with regulatory requirements; and

●	maintain compliance with applicable laws.

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

We have not sold material amounts of products or generated material revenue from customers located outside Japan but expect to do so as part of our growth strategy. We conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a business in an environment of multiple cultures, customs, legal systems, regulatory systems, and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Our operations in international markets may not develop at a rate that supports our level of investment. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

●	recruiting and retaining talented and capable employees in foreign countries;

●	exposure to public health issues, such as the COVID-19 pandemic;

●	promoting our products to customers from different cultures, which may require us to adapt to sales and service practices necessary to effectively serve the local market;

●	compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable Japanese and foreign tax laws;

●	compliance with privacy, data protection, encryption, and information security laws;

●	credit risk and higher levels of payment fraud;

●	weaker intellectual property protection in some countries;

●	compliance with anti-money laundering, anti-bribery and anti-corruption laws;

●	currency exchange rate fluctuations;

●	tariffs, export, and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

●	foreign exchange controls that might prevent us from repatriating cash earned outside Japan;

●	economic or political instability in countries where we may operate;

●	increased costs to establish and maintain effective controls at foreign locations; and

●	overall higher costs of doing business internationally.

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

The Pharmaceutical and Medical Device Act (“PMDA”) is a Japanese law that establishes regulations to secure the quality, efficacy, and safety of medical products such as pharmaceuticals, cosmetics, and medical devices. Under this Act, if a company wants to market and manufacture medical devices, it is required to obtain a marketing and manufacturing license from the Minister of Health, Labor and Welfare and then to follow one of the following procedures depending on the type of medical device: (1) obtain approval from the Minister of Health, Labor and Welfare; (2) obtain certification from a private certification body who is registered by the Minister of Health, Labor and Welfare; or (3) submit a notification to the Minister of Health, Labor and Welfare. This Act also prohibits (a) false or exaggerated advertisements; (b) advertisements that may lead to the false impression that a physician or other person has certified the efficacy, effects or performance of the product; and (c) obscene advertisements with respect to medical devices. In addition, the Act against Unjustifiable Premiums and Misleading Representations stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers.

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

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in fraudulent, illegal, or unethical activities. Fraud by these parties could include intentional, reckless, or negligent acts, or fraudulent disclosures that violate (1) the regulations of the Pharmaceuticals and Medical Devices Agency and other similar regulatory bodies, including regulations requiring true, complete and accurate reporting of information to such bodies; (2) manufacturing standards; (3) anti-fraud laws; or (4) laws requiring true, complete and accurate reporting of financial information or data. This may also include intentional, reckless, or negligent acts or fraudulent disclosures to the Company in violation of the above laws and regulations. This may also include breach of any contracts we have entered such as our employees or contractors disclosing our collaborators’ trade secrets to others and causing us to breach our confidentiality obligations to our collaborators.

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

Even if resolved in our favor, litigation or other legal proceedings related to intellectual property claims could result in significant costs and could divert our management and other personnel from their normal responsibilities. In addition, the results of hearings, motions or other interim proceedings or developments may be made public, and if securities analysts or investors perceive these results negatively, it could have a material adverse effect on the price of our ADSs. Such litigation or proceedings could significantly increase our operating losses and reduce the resources available for research and development activities and future sales, marketing, and distribution activities. We may not have sufficient financial or other resources to properly pursue such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation and proceedings more effectively than we can because they have greater financial resources and a more mature and developed portfolio of intellectual property rights. Uncertainties arising from the initiation and continuation of patent litigation and other proceedings may impair our ability to compete in the marketplace. The foregoing could adversely affect our business, financial condition, and results of operations.

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

Disputes may arise regarding intellectual property subject to a collaboration agreement, including:

●	the scope of ownership or license granted under the collaboration agreement and other interpretation related issues;

●	the extent to which our technology and product candidates infringe on intellectual property that is or will be generated through the collaboration, to which we do not have ownership or license under such collaboration agreement;

●	the assignment or sublicense of intellectual property rights and other rights under the collaboration agreement;

●	our diligence obligations under the collaboration agreement and what activities satisfy those diligence obligations; and

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our current or future collaborators.

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

It is uncertain to what extent our intellectual property rights will be protected in the future because they are limited and may not adequately protect our business or enable us to maintain our competitive advantage. For example:

●	other companies may manufacture products that are like or utilize similar technology to our current and future products but are not covered by our patent claims, or that incorporate public domain technology contained in our current and future products;

●	we or our current and future licensors or collaborators may not be the first to file patent applications covering us or our inventions;

●	our current or future pending patent applications may not lead to issued patents;

●	there may be prior disclosures that could invalidate our patents or portions of our patents;

●	there may be unpublished applications or secretly maintained patent applications that subsequently issue claims covering current and future products of the Company or technology like the Company’s technology;

●	our patents or patent applications may omit persons who should be listed as inventors or include persons who should not be listed as inventors, which could result in these patents or patents issuing from these patent applications being invalid or unenforceable. This may result in these patents, or patents issued from these patent applications, becoming invalid or unenforceable;

●	issued patents in which we hold rights may become invalid or unenforceable, including as a result of litigation by competitors or other third parties;

●	the claims of our patents or patent applications, if issued, may not cover our current and future products and technologies;

●	foreign laws may not protect our proprietary rights or the rights of prospective licensors or collaborators to the same extent as Japanese or U.S. laws, and our competitors or other third parties may conduct research and development activities in countries where we do not have patent rights, and use the information obtained therefrom to develop competitive products for sale in our major commercial markets;

●	the inventors of our patents or patent applications may become involved with competitors, develop products, prototypes, or processes designed to circumvent our patents, or otherwise antagonize us or the patents or patent applications for which they are named as inventors; or

●	we may choose not to apply for patents to maintain certain trade secrets or know-how, and third parties may later apply for patents covering such intellectual property.

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

Our directors, executive officers, and founders and their respective affiliates currently own beneficially approximately 52.6% of our outstanding common shares. To the Company’s knowledge, there are no shareholder or voting agreements among our shareholders, nor none contemplated. As a result, we are not a “controlled company,” as defined under Nasdaq Corporate Governance Rule 5615(c)(1). However, if certain of our significant shareholders decide, in the future, to act together, such that they comprise more than 50% of our outstanding voting shares, they will be able to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Any such concentration of ownership may have the effect of delaying or preventing a change in control of the Company and might affect the market price of our common shares represented by ADSs.

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

During the preparation of our financial statements for the fiscal year ended April 30, 2024, we identified material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to the insufficient staffing and personnel resources with the expertise in public company experience, which contributed to a lack of formalized processes or controls for our management’s timely review and approval over financial statement analyses and complex transactions necessary for an effective financial reporting process.

Despite these weaknesses identified, we believe our financial reports fairly present our operational performance and financial position during the disclosed years. Upon identifying these material weaknesses, we performed additional procedures to evaluate the impact on the financial statements. Based on these procedures, we believe the material weaknesses did not result in any material misstatements to our financial statements. However, these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected. We are implementing measures the following:

●	We are hiring additional accounting and finance personnel with the requisite knowledge and experience to enable the implementation of internal controls over financial reporting.

●	We are engaging professional accounting consultants to assist with SEC reporting needs, as well to assist management in the documentation of policies, procedures, and the identification, documentation, and evaluation of our internal controls over financial reporting.

●	We are formalizing our process and internal control documentation and strengthening supervisory reviews by our financial management.

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

If net tangible assets are less than $5,000,000 and the minimum bid price per ADS is less than $4.00, trading in our ADSs may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, a broker-dealer who recommends a security to a person other than an institutional, qualified investor must:

●	provide the purchaser with a special written suitability determination;

●	obtain the written consent of the purchaser to the transaction prior to the sale;

●	provide the purchaser with a risk disclosure document that identifies the specific risks associated with investing in penny stock and explains the market for these penny stock and the purchaser’s legal remedies; and

●	obtain a written confirmation signed and dated by the purchaser indicating that the purchaser has in fact received the required risk disclosure document prior to closing the transaction of the penny stock.

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

From time to time, we may grant equity-based compensation in the form of stock options or other equity incentives to our directors, internal corporate auditors, employees, and external consultants. The number of common shares to be issued for such purpose may be determined by our board of directors provided that notice is given to our shareholders, or by approval of our shareholders. As of April 30, 2024, 1,049,400 common shares were issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥150,909 ($958) per option. Each option can be exercised for 600 common shares. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

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

ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

The rights of shareholders under Japanese law to take actions, including but not limited to with respect to voting their shares including attending shareholders’ meeting, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records or minutes of directors’ meetings, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records or minutes of directors’ meetings, or exercise appraisal rights through the depositary.

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

Our agent for service of process in the United States is Cogency Global Inc. Our principal executive offices are located at 8F Yaesu Central Tower, 2-2-1 Yaesu, Chuo-ku, Tokyo, 104-0028, Japan, and our main telephone number is +81-3-6910-3040. Our website is https://pixiedusttech.com/. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. You should not consider any information on our website to be a part of this annual report or use any such information in your decision on whether to purchase the ADSs. We have included our website address in this annual report solely for informational purposes.

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

In the Personal Care & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan, our principal market: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals with deaf and DHH in March 2023; and kikippa, a speaker which is equipped with gamma wave modulation technology that processes and modulates regular TV audio with a 40-Hz amplitude modulation algorithm, in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the PMDA and are regulated by the PMD Agency and the Ministry of Health, Labor and Welfare, which require registration and approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we signed an agreement with Energy Spot Co., Ltd, which is headquartered in South Korea, to promote the “iwasemi” series for enhancement of office environments in South Korea in pursuit of comfortable workspace solutions, in March 2024. We are also developing structures which can ventilate air as well as insulating sound, utilizing iwasemi technology. Further, we launched KOTOWARI, a technology providing spatial analysis data in Japan, in July2024.   Moreover, we are continuing our development of hackke, a location positioning technology; however, we currently do not have any specific timeline for commercializing hackke.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, iwasemi and KOTOWARI, particularly in our principal market of Japan. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we intend to co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

Historically, we have generated revenues primarily from commissioned research and development (“R&D”) and solution services we have provided for other companies including under our collaboration agreements. However, as we expand our marketing and sales efforts for our products, we expect revenue from product sales to contribute an increasing proportion of our revenues over time. During the year ended April 30, 2024, we expanded our marketing and sales efforts for our products, which resulted in product revenue accounting for 53% of our total revenue. For our fiscal years ended April 30, 2023 and 2024, we generated revenues of ¥704,712 thousand and ¥993,021 thousand ($6,303 thousand), respectively, and incurred net losses of ¥1,965,491 thousand and ¥1,974,536 thousand ($12,534 thousand), respectively.

Our Revenue Models

As we create and commercialize a variety of products through applying our core proprietary wave control technology, we have adopted four revenue models for products sales other than collaboration research: (i) the sales model; (ii) the subscription model; (iii) the lease model; and (iv) the licensing model. The table below illustrates the various sources of revenue we expect to obtain from these four models. We may apply one or more of these models to each of our products depending on the nature and features of the product. The revenue models that we plan to apply to each product is further discussed in the sections entitled “Collaboration and Commercialization” under “Our Products and Product Candidates” below.

Revenue model	One-time charge Upfront fee	Subscription fee	Lease Fee	Royalty
Sales Model	X

Subscription Model	X*	X

Lease Model	X*		X

Royalty Model				X

*	May be applicable, subject to product requirements.

The Sales Model. Under this model, we sell a product for a one-time charge. We have applied and plan to continue to apply the sales model to iwasemi, SonoRepro, kikippa, and the VUEVO device.

The Subscription Model. Under this model, we expect to continue to receive proceeds from subscription fees for our software upgrades or other services based on the duration or volume of use after a product is sold to a customer. We have applied and plan to continue to apply the subscription model to certain services offered in connection with VUEVO. To date, we have yet to generate any significant revenue from the subscription model.

The Lease Model. Under this model, we lease a product for certain period of time and receive proceeds for the duration of the lease. We have applied and plan to continue to apply the lease model to SonoRepro. To date, we have yet to generate any significant revenue from the lease model.

The Royalty Model. Under this model, we license our technology to a third party to manufacture and sell the relevant product and receive royalties from the licensing arrangement. We have only applied the royalty model to iwasemi HX-a and may apply this model to our other technology applications. To date, we have yet to generate any significant revenue from the royalty model.

Our Strategy

Our strategy is to continue to develop and commercialize innovative and practical products by applying our wave control technology. In this effort, we plan to:

●	Focus our sales efforts in establishing our brands and implementing customized marketing strategy for each of our main products. In the next few years, we plan to focus on further commercialization of SonoRepro, kikippa, VUEVO, iwasemi and KOTOWARI, particularly in our principal market of Japan. We intend to implement customized marketing strategies for each of these products depending on the nature and features of the product and to tailor initiatives to the product’s target audience. With respect to SonoRepro, VUEVO, and kikippa, we plan to position and market them as consumer personal care products for everyday use. We plan to adopt a multi-faceted, consumer-driven marketing strategy for these products including establishing distributor and retailer networks and leveraging online and print media and social media including our dedicated websites. With respect to iwasemi, we plan to market this product primarily through growing the awareness of iwasemi among architectural firms, construction companies, and other distributors and consultants of construction materials. With respect to KOTOWARI, we plan to market this product thorough a few dedicated business partners including construction companies. In addition, as for all of these products, we plan to leverage our collaborative relationships with our R&D collaborators, which are established companies in the relevant industries, to jointly market these products.

●	Maximize the commercial potential of our technology applications with simultaneous revenue models. We plan to commercialize our products by simultaneously pursuing four revenue models (sales model, subscription model, lease model, and licensing model), which we believe will provide us the flexibility and long-term sustainability to monetize our technology applications. We expect to generate most of our commercialization revenue from our current products through the sales model and the subscription model. To date, we have only applied the royalty model to iwasemi HX-a.

●	Continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators, which contributed ideas and funds to our development and research endeavors. We intend to continue to leverage our established relationships and develop new collaborations in developing and commercializing our products. In particular, we intend to leverage our industry collaborators’ reputation, distribution channels, and service and support in raising market awareness and expanding sales of our products.

●	Drive innovation to increase applications of our wave control technology and upgrade our products. We plan to continue to invest in research and development to bring innovative and practical products and solutions to our customers. This may include new data, new features, new applications, and new services for our existing products and product candidates. As we continue our research, we may create new products or an extension of an existing product that may be subject to registration and approval as a medical device under the PMDA in Japan or in other jurisdictions. In such event, we would either modify our product so that it would not be subject to such compliance or, alternatively, proceed to seek the requisite regulatory approval.

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

A more recent study is also reported in the Japanese monthly journal “Medical Consultation & New Remedies 2023; 60 (11)”. This study, aimed at determining the effects on the scalp and hair when using SonoRepro with scalp lotion for 12 weeks, consisted of adult men and women under 49 years old who were concerned about thinning hair. The goal of this study was to utilize a test group and control group to determine whether results were significant. As part of this study, scalp lotion was applied to the top of the head, and ultrasonic waves were irradiated to the scalp by SonoRepro to cover the center of the application area. In comparing the results of the test group with the control group, this study revealed that the study participants who received treatment via SonoRepro showed a meaningful improvement in hair diameter, head condition, and scalp water content.

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

For our fiscal years ended April 30, 2023 and 2024, the number of the SonoRepro sold was 1,432 and 1,545 respectively and we generated revenues of ¥142,449 thousand and ¥198,566 thousand ($1,260 thousand), respectively from the SonoRepro business including but not limited to those sales.

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

Intellectual Property

We have filed 11 patent applications in Japan for the ultrasonic control element technology from the development stage. In addition, we have filed a PCT application based on the Japanese patent application and have filed a patent application in the United States based on the PCT application. We have filed 3 design patent applications in Japan for the SonoRepro enclosure and the design of the ultrasonic vibration arrangement. We have acquired trademark rights for the product brand names in Japan and expect to apply in the future for trademark rights in other major countries where we plan to sell the product.

kikippa

kikippa is a consumer product designed as an acoustic stimulation device that functions as a desk-top speaker to modulate sound to 40 Hz. It was launched in Japan in April 2023. kikippa utilizes our technology to implement period-equivalent amplitude modulation to daily speech, such as television or radio broadcasts. Users can use an audio cable to connect kikippa to a TV set or radio or any other audio device. kikippa’s embedded SIM card allows it to receive signals from us via telecommunication to check the contract status for the Gamma Wave Mode Monthly plan. Once the device is powered on, users can activate or deactivate the sound mode using a remote control to generate or stop the modulated sounds. Additionally, we have a dedicated website and LINE (a popular Japanese social networking service) integration function that allows users to check the usage status of their devices.

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

Collaboration and Commercialization

Since November 2020, we have been collaborating with Shionogi & Co., Ltd., a Japanese pharmaceutical company (“Shionogi”), and its affiliate, Shionogi Healthcare Co., Ltd. (“Shionogi Healthcare”, and collectively with Shionogi, the “Shionogi Parties”), to develop and commercialize kikippa. On March 10, 2023, we entered into a collaboration agreement with Shionogi and Shionogi Healthcare (the “Shionogi Collaboration Agreement”), which replaced our prior collaboration arrangements with Shionogi and Shionogi Healthcare. Under the Shionogi Collaboration Agreement, we will design, manufacture, and sell kikippa to Shionogi Healthcare, as well as provide users of the product with a right to use the on-premises gamma wave sound technology monthly user support services for kikippa (the “on-premises technology”). Shionogi Healthcare will sell and market kikippa to customers and provide customer services in Japan. In addition, we and Shionogi will jointly conduct research and development related to kikippa. With respect to our sales of kikippa to Shionogi Healthcare, the specific terms such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. With respect to the on-premises technology usage fees paid by customers, we and Shionogi Healthcare will split such fees.

With respect to research and development, the intellectual property ownership of the results from the collaboration is determined as follows: With respect to development of hardware and on-premises software necessary for commencing a business relating to kikippa, (i) subject to the exception under (iii), results created solely by us or Shionogi will belong to that party, (ii) results created jointly by the parties will be jointly owned, and (iii) any healthcare-related development results created by us will be jointly owned by us and Shionogi, except for the copyright to any software-related and hardware-related works, which will solely belong to us. In addition, with respect to joint research on gamma-band electroencephalography stimulation by 40 Hz sound modulation and improvement of cognitive function that is considered to contribute to increasing the business value of kikippa, the results of jointly-performed work will be shared by the parties, and the results of independently-performed work performed shall belong to the applicable party. During the term of the agreement, none of the parties may sell or provide products or services primarily intended for gamma stimulation by sound (such products and services excluding kikippa and the on-premises technology, the “Related Products and Services”) to a third party without the prior consent of all other parties. If any party wishes to commercialize the Related Products and Services, such party must first discuss the matter with the other parties in good faith for up to six months. If either party proceeds without the participation of the other, a fee equal to a single digit percentage tied to the business’s profit is payable for 20 years.

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

The main revenue model we expect to apply to kikippa is the sales model. Furthermore, we offer two types of fee plans for usage of on-premises technology, one of which is the Gamma Wave Mode Indefinite plan that requires upfront payment charges with no subsequent monthly fees, and the other of which is the Gamma Wave Mode Monthly plan that the customer initially pays only for a device price and then charges recurring monthly fees for the duration of usage of on-premises technology. The modulated sound technology, along with program upgrades and other web-based services are available for both plans. However, in case of the Gamma Wave Mode Monthly plan, such additional services will not be available without paying monthly fees.

For our fiscal years ended April 30, 2023 and 2024, we generated revenues of ¥170,008 thousand and ¥386,795 thousand ($2,455 thousand), respectively from the kikippa business including sales of devices and on-premises technology usage fees.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture kikippa and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with JENESIS Co., Ltd. (“JENESIS”) on September 26, 2022, we engaged JENESIS as a non-exclusive manufacturer of kikippa, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement was from September 1, 2022 to August 31, 2023, which was renewed with a current termination date of August 31 2024, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

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

Intellectual Property

All intellectual property relating to the product will be jointly owned by us and Shionogi, except where the relevant deliverables and technologies are independently developed by either party. We and Shionogi have jointly filed 14 patent applications in Japan for this device and related technologies, which are mainly intended to cover: (1) the signal processing method that converts everyday sounds, such as TV sound, into non-invasive sound stimuli; and (2) functions that improve the usability of the equipment. In addition, we have filed 5 PCT applications based on the Japanese patent applications, and we have filed patent applications in the United States based on the PCT applications. We also plan to file European and Chinese patent applications. We also have filed a design patent application in Japan for the equipment housing. We have acquired trademark rights for the product brand in Japan and expect to apply in the future for trademark rights in other major countries where we plan to sell the product. The relevant trademarks are owned by us and licensed to Shionogi.

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

We also launched VUEVO Display in Japan in August 2024. Using the same core VUEVO technology as VUEVO mic, it can display dialogue subtitles in real time on both sides of the transparent display, which enables smooth face-to-face communication. Because VUEVO display also has an interpretation function, it can facilitate communication not only with DHH persons but also among persons with different first languages.

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

VUEVO mic	360 degrees view.

VUEVO Display	Working Prototype of VUEVO Glasses

Market and Competition

As a device that transforms live speech into readable content, we expect that VUEVO mic will face competition from a number of speech-to-text apps, such as Notta, the speech-to-text applications of Google Assistant, Apple Dictation for iOS users, Dragon and Otter. These apps have greater brand recognition and more established sales channels. In respect of VUEVO Display we face competition from other developers including KONICA MINOLTA and TOPPAN. In addition, we also expect that VUEVO glasses will face competition from other developers of smart glasses that turn speech into subtitles in real-time. For example, we expect that a major competitor for our product may be XRAI Glasses, which develops software solutions powered by Augmented Reality.

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

In connection with our sales of VUEVO mic, we entered into a royalty agreement with Sumitomo Pharma on March 29, 2023. The agreement grants us the exclusive right to use the results generated by previous collaborations with Sumitomo Pharma. The agreement also covers the manufacturing and sale of the VUEVO products, provision of customer services, and other services incidental to the products worldwide. During the period from March 1, 2023 to April 30, 2031, we will pay Sumitomo Pharma a low-end single digit percentage royalty based on net sales (the total amount of net revenue of the VUEVO products, net revenue for installment of the services related to the products, and net revenue of monthly end-user support service related to the products). However, we are not required to pay the royalty in any fiscal year if (i) there is no cumulative surplus after deducting business expenses and research and development costs in a threshold amount from our revenue for the products and the services from March 1, 2023 to May 1 of the relevant year or (ii) if there is no surplus after deducting expenses for the relevant year. The agreement contains other customary terms regarding the ability to conduct additional research and development activities, the results of which will be owned by us. Further, during the period from March 1, 2023 to November 30, 2025, if we wish to negotiate with a third party other than Sumitomo Pharma in relation to the VUEVO products and services (the “VUEVO Business”), we must notify Sumitomo Pharma and provide it an opportunity to collaborate with us; however, we may conduct the VUEVO Business with a third party without Sumitomo Pharma’s consent if we determine that the VUEVO Business would be better maximized with the third party. In addition, if Sumitomo Pharma wishes to participate directly in the VUEVO Business, it must notify us no later than November 30, 2025 and we then must negotiate the terms for any such collaboration. If no agreement is reached by February 28, 2026, we may continue the VUEVO Business without Sumitomo Pharma’s further involvement. The term of the agreement was from March 29, 2023 to April 30, 2024, which was renewed with a current termination date of April 30 2025, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew with reasonable grounds at least three months prior to the expiration date. In the event of renewal, the parties will discuss, in good faith, whether the royalty rate shall be amended one month prior to the renewal date.

The main revenue models we expect to apply to VUEVO are the sales model and the subscription model. We plan to generate revenue from both sales of the products and charging a subscription fee for providing transcription and other services to the users for a subscribed period.

For our fiscal years ended April 30, 2023 and 2024, we generated revenues of ¥89,725 thousand and ¥64,209 thousand ($408 thousand), respectively from the VUEVO business including but not limited to sales of devices or subscription fee.

Supply and Manufacturing

We intend to utilize third parties, on a non-exclusive basis, to manufacture VUEVO and may manufacture this product by ourselves in the future. Under a manufacturing agreement we entered into with JENESIS on June 1, 2022, we engaged JENESIS as a non-exclusive manufacturer of VUEVO, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement was from June 1, 2022 to May 31, 2023, which was renewed with a current termination date of May 31 2025, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

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

Intellectual Property

We have filed 16 patent applications in Japan related to VUEVO, which are mainly intended to cover the technology related to display methods that enable natural recognition of speech content and sound sources in real time. In addition, we have filed 6 PCT applications based on the Japanese patent applications, and we have filed patent applications in the United States based on the PCT applications. On the other hand, we protect our unique algorithms to estimate multiple sound source directions as a trade secret to prevent imitation by other companies. We also filed 2 design patent applications in Japan for the housing design of the microphone and the graphical user interface design. We plan to protect the graphical user interface for displaying a content of speech and the direction of the sound source through a combination of utility patent and design patents. In addition, we have filed design patent applications in the United States, Europe, and the United Kingdom based on the Japanese design patent applications. Patents for inventions relating to VUEVO outside the term of that which pre-dated our relationship with Sumitomo Pharma are owned solely by us. Inventions resulting from our collaboration with Sumitomo Pharma are jointly owned by us and Sumitomo Pharma. We have acquired trademark rights for the product brand in Japan, and expect to apply in the future for trademark rights in other major countries where we plan to sell the product. The relevant trademarks are owned by us and may be licensed to other parties, where appropriate.

As most of the patents related to VUEVO developed from March 2021 to February 2023 are jointly owned between us and Sumitomo Pharma, if we implement the patents by ourselves, we may do so free of charge without consent from Sumitomo Pharma. The prior written consent of Sumitomo Pharma is required for disposal, transfer, or pledge of the co-ownership interest. If we license the patent technology to a third party to generate income, we must obtain the prior written consent of Sumitomo Pharma and pay them a portion of the license income fee.

Workspace & Digital Transformation

In the Workspace & Digital Transformation domain, we apply our wave control technologies to help people to better sense and control the space they are in. Below are our main product and product candidates. We launched iwasemi in Japan in July 2022 and conducted a “soft” launch of iwasemi to key professionals in the United States, such as architectural and interior design firms, in March 2023. We also launched KOTOWARI, a technology providing spatial analysis data in Japan, in July 2024.

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

iwasemi RC-a won the “CES 2024 Innovation Award” at the Consumer Electronics Show 2024 in the “Home Appliances” category

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

For our fiscal years ended April 30, 2023 and 2024, the total amount number of iwasemi sold was 9,706 and 33,635 respectively, which in terms of physical dimensions was 3,802 square meters and 13,424 square meters, respectively. For each of such fiscal years, we generated revenues of ¥57,440 thousand and ¥130,768 thousand ($830 thousand), respectively from the iwasemi business, including but not limited to those product sales.

Supply and Manufacturing

Except with respect to the hexagonal iwasemi HX-a product (which will be manufactured by Itoki), we intend to utilize third parties, on a typically non-exclusive basis, to manufacture our iwasemi products and may manufacture the products by ourselves in the future.

Under a manufacturing agreement we entered into with DAIICHIJUSHI INDUSTRY CO., LTD (“DAIICHIJUSHI INDUSTRY”) on July 11, 2022, we engaged DAIICHIJUSHI INDUSTRY as a non-exclusive manufacturer of iwasemi, reserving the right to manufacture the product by ourselves or other third-party manufacturers. Specific terms regarding each purchase such as the amount, price, delivery date, expenses, or other conditions, will be determined separately by the parties through accepted purchase orders. The term of the agreement was from July 11, 2022 to July 10, 2023, which was renewed with a current termination date of July 10 2025, after which it will be automatically renewed for one year unless either party gives notice of its intention not to renew 30 days before the expiration date. We currently intend to seek renewal of this agreement, subject to acceptable terms.

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

Intellectual Property

We have filed 25 patent applications in Japan for the sound absorption system with acoustic metamaterials from the development stage. In addition, we have filed 6 PCT applications based on the Japanese patent applications, and we have filed patent applications in the United States, Europe, and China based, on the PCT applications. One of these patents is on sound-absorbing structures used in all HX-a, SQ-a, and RC-a. We also filed 12 design patent applications in Japan for the equipment housing. In addition, we have filed design patent applications in the United States, Europe, and China based on the Japanese design patent applications. 9 of these design patents, including international application, are jointly owned with Itoki. We acquired trademark rights for the product brand in Japan, the United States, Europe, and China. The relevant trademarks are owned by us, and licensed to Itoki and, where appropriate, other third parties. Because two related patents were granted to Itoki in December 2023, we may enter into license agreements with Itoki in the near future.

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

We are collaborating with certain third parties including a few dedicated business partners including construction companies, namely INFRONEER Holdings and its subsidiaries or Kajima and its subsidiaries (alphabetical order) in the development of the KOTOWARI technology and launched KOTOWARI in Japan, in July 2024.

Market and Competition

KOTOWARI’s target market is the construction industry. The Japanese domestic construction industry is facing challenges such as shortage of workers and aging of skilled workers, and with caps on overtime work coming into effect from fiscal 2024, we believe that there is a pressing need to improve productivity across such industry. Digitalization can contribute greatly to improving productivity, and according to a report by Yano Research Institute, the DX market  in construction industry is expected to grow by more than 10% annually, reaching 58.6 billion yen in fiscal year 2024 and 125 billion yen in fiscal year 2030.

In particular, while various inspections for construction processes are important for quality control of buildings and structures, inspectors need to visit sites and take numerous photographs in prescribed ways and visually inspect such sites in person. With products based on KOTOWARI that utilizes commercially available 360-degree cameras and enables remote inspection of construction sites, the work volume involved in recording evidence of construction work can be significantly reduced.

Construction companies and companies that develop software for the construction industry are using technology to develop products to improve productivity, and potential competitors to KOTOWARI are software and hardware used to conduct “rebar arrangement inspections,” which check whether the rebar in reinforced concrete structures are arranged as per their design. Shimizu Corporation, a major construction company, has collaborated with Sharp, a domestic electronics manufacturer, to develop a dedicated tablet device for rebar arrangement inspection. By photographing the condition of the rebar with multiple cameras, it is possible to determine whether the number and spacing of such rebars are as per their design.

Additionally, 21 construction companies have formed a consortium and, in collaboration with Prime Life Technologies, developed a dedicated device equipped with a triple-lens camera, and have launched a service called “CONSAIT Eye.”

We are also developing a rebar arrangement inspection system that utilizes KOTOWARI. A major benefit of this system is that it reduces the labor required for taking photographs on-site by about 90% compared to current methods, thereby reducing the workload on site. We continue to work with collaborative partners with the aim of obtaining approval from testing organizations that will actually perform tests on behalf of the government and from relevant government ministries and agencies. We are also continuing research and development with the aim of expanding the scope of on-site testing, striving to maintain its competitiveness.

Collaboration and Commercialization

We are working on collaboration and joint development of KOTOWARI, mainly with major domestic construction companies, including Kajima Corporation and INFRONEER Holdings Co., Ltd. In particular, we are developing a system that can reduce the labor required for creating photographs for the purpose of quality control in the construction process and are working to deploy this system at each of these companies.

For our fiscal years ended April 30, 2023 and 2024, we generated revenues of ¥122,704 thousand and ¥166,427 thousand ($1,056 thousand), respectively from the KOTOWARI business.

Supply and Manufacturing

KOTOWARI is a solution service and no manufacturing is necessary.

Intellectual Property

We have filed 9 patent applications in Japan for technologies related to KOTOWARI from the development stage. In addition, we have filed a Patent Cooperation Treaty (“PCT”) application based on the Japanese patent application. We have acquired trademark rights for the product brand in Japan and expect to apply in the future for trademark rights in other major countries where we plan to sell the product.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide.

As of April 30, 2024, our utility patent portfolio included 239 patent applications filed. Among these applications, 40 of them have been granted in Japan and foreign jurisdictions, 15 are pending examination by the applicable patent office, and 40 have been filed, but we have not requested the applicable patent office to commence examination. The third situation applies only in Japan and certain other non-U.S. countries, where the patent authority will not commence examination without a request from us. To clarify the distinctions, we categorize the status of our utility patent applications as “Filed,” “Pending,” and “Granted” in the tables provided below.

Additionally, our design patent portfolio included 32 applications filed, with 22 of them granted in Japan and foreign jurisdictions.

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

[Effect] The amplitude of the acoustic signal can be changed while suppressing the discomfort given to the audience.

			Utility	Japan	JP2022-574497	Granted	Pixie	Shionogi	N/A	10/24/2042
2	Signal Processing Apparatus, and Signal Processing Method

[Features] Among the input sound signals, signals with predetermined characteristics are transformed in amplitude to generate an amplitude change corresponding to the frequency of the gamma waves, and have the above features of the transformation signal and input acoustic signal. Outputs output sound signals based on not signals.

[Effect] The amplitude of the acoustic signal can be changed while suppressing the deterioration of the acoustic experience.

			Utility	Japan	JP2022-574502	Granted	Pixie	Shionogi	N/A	10/24/2042

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
3	Signal Processing Apparatus, and Signal Processing Method

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

[Effect] The user can intuitively associate the speaker and the remarks based on the visual information.

			Utility	Japan	JP2023-523217	Granted	Pixie	Sumitomo Pharma	N/A	02/20/2043

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
2	Information processing device, information processing method, and program	[Characteristics] estimates the direction of the audio collected in multiple microphones, referring to the estimated direction, determined the proportion of text images corresponding to the acquired voice, and the determined presentation. So, present a text image.[Effect] Easy to recognize the direction of the audio.	Utility	Japan	JP2022-521892	Pending Filed	Pixie	Sumitomo Pharma	N/A	05/10/2041

iwasemi

Granted Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date
1	Sound -absorbing structure and sound absorbing wall

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

[Effect] A highly manufactured sound - absorbing structure can be provided.

			Utility	Japan	JP2022-507333	Granted	Pixie	N/A	N/A	10/20/2041
5	Sound -absorbing structure and sound absorbing wall

[Features] The 1st and 2nd cavities are in the vicinity of one end in the extension direction, extending the perforated surface in the perforation surface, which has a perforated area, including the first and second regions. The part can be ventilated with the outside through multiple perforation in the first and second areas.

[Effect] High sound absorbing performance can be achieved over a wide band while suppressing the thickness of the sound absorbing member.

			Utility	United States	18/296656	Granted	Pixie	N/A	N/A	06/30/2042

Pending Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
6	Sound -absorbing structure and sound absorbing wall

[Features] The side wall of the second wave duct, which is longer than the first wave of the tube, has a thickness direction and a non-parallel part, and the open end of each conductive tube can be entered. A perforation plate having multiple holes is provided.

[Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.

			Utility	United States	17/895258	Pending	Pixie	N/A	N/A	03/03/2041
7	Sound -absorbing structure and sound absorbing wall	[Features] The side wall of the second wave duct, which is longer than the first wave of the tube, has a thickness direction and a non-parallel part, and the open end of each conductive tube can be entered. A perforation plate having multiple holes is provided. [Effect] A high sound absorbing rate can be achieved over a wide band while suppressing the thickness of the sound absorbing structure.	Utility	China	202180008696.0	Pending	Pixie	N/A	N/A	03/03/2041

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
8	Sound Absorbing Unit, Sound Absorbing Structure, Manufacturing Method, and Design Method

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

[Effect] A highly manufactured sound -absorbing structure can be provided.

			Utility	United States	18/303055	Pending	Pixie	N/A	N/A	10/20/2041

Granted Industrial Design Patent

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date
1		IWASEMI_HX-1 (opaque) design part design	Design	Japan	JP2021-027314	Granted	Pixie	Itoki	N/A	12/09/2046
2		IWASEMI_HX-1 (transparent) design part design	Design	Japan	JP2021-027316	Granted	Pixie	Itoki	N/A	12/09/2046
3		IWASEMI_HX-2 (opaque) design part design	Design	Japan	JP2021-027144	Granted	Pixie	Itoki	N/A	12/09/2046
4		IWASEMI_HX-2 (transparent) design part design	Design	Japan	JP2021-027136	Granted	Pixie	Itoki	N/A	12/09/2046
5		IWASEMI_HX-1 and HX-2 design	Design	United States	35/515,736	Granted	Pixie	Itoki	N/A	06/07/2037
6		IWASEMI_HX-1 and HX-2 design	Design	Europe	DM/222630	Granted	Pixie	Itoki	N/A	06/07/2047
7		IWASEMI SQ-R design	Design	Japan	JP2022-014047	Granted	Pixie	N/A	N/A	06/30/2047
8		Design of the surface (perforated) surface (perforation) of IWASEMI SQ-R	Design	Japan	JP2022-014048	Granted	Pixie	N/A	N/A	06/30/2047
9		IWASEMI SQ-R design	Design	Europe	DM/227619	Granted	Pixie	N/A	N/A	12/22/2047
10		IWASEMI RC-a design	Design	Japan	JP2023-002430	Granted	Pixie	N/A	N/A	02/09/2048
11		Design of surface (non-perimeter) of IWASEMI RC-a	Design	Japan	JP2023-002431	Granted	Pixie	N/A	N/A	02/09/2048

KOTOWARI

Granted Patents

No.	Patent Title	Patent Summary	Type	Jurisdiction	Application No.	Status	Owner	Co-Owner	Licensee	Expiration Date*
1	Information processing device, information processing method, and program

[Features] By aligning the spatial image with the spatial model, the position of the physical object in the reference coordinate system of the spatial model is identified, and whether or not the identified physical object position is included in the target area defined by the reference coordinate system is determined.

[Effect] It is possible to determine whether or not the physical object exists in the monitored area.

			Utility	Japan	JP2021-005596	Granted	Pixie	N/A	N/A	01/18/2041

*	Expiration Date if application is granted.

In addition, as of April 30, 2024, we had 53 registered trademarks and from 74 trademark applications. “Pixie Dust Technologies” is registered in Japan, the United States, Korea, and China. We further have licensing arrangements with collaborators as discussed above under “Our Products and Product Candidates.”

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

We are also often engaged in research and development projects with academic institutions and in particular, University of Tsukuba and Tohoku University. Different from collaborating with companies, we have entered into agreements with a part of academic institutions whereby we would retain sole ownership of any intellectual property arising from the collaboration, and in consideration for the academic institution’s contributions, we have granted warrants to such academic institution. We have and may continue to compensate the academic institutions we work with for their contributions in cash or in our securities, where appropriate.

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

Employees

As of June 30, 2024, the Company had 102 employees including 76 permanent employees, 4 fixed-term employees, 7 fixed-term part-time employees, 11 contractors and 4 dispatched workers. The Company has never had a work stoppage and none of its employees are represented by any labor organization.

Loan Agreement

On May 31, 2024, the Company reached an agreement with The Shoko Chukin Bank, Ltd. (the “Lender”) to obtain new debt financing (the “New Debt”) in the amount of one billion yen. The maturity date of New Debt is September 30, 2025. The foregoing description of the New Debt is subject to and qualified in its entirety by reference to the full text of the New Debt, a copy of which is attached hereto at Exhibit 4.1, and the terms of which are incorporated by reference. The Company expects to obtain additional debt financing from other financial institutions in Japan. Once the Company has reached any agreements with such financial institutions, the Company will provide additional information to its stockholders as part of its ongoing public company reporting obligations.

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

To ensure compliance with the PMDA and the Act against Unjustifiable Premiums and Misleading Representations, Pixie’s board of directors has established internal regulations to ensure that its business activities comply with these laws and has established a Quality Management System Promotion Committee to be responsible for designing and monitoring its compliance systems. The Quality Management System Promotion Committee has developed guidelines concerning advertising of Pixie’s products, which have been incorporated into our ISO 9001 Quality Management System and implemented in our operations.

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

Other Laws and Regulations

Pixie’s current and planned manufacturing activities are subject to a variety of laws and regulations including the Electrical Appliance and Material Safety Act, the Product Liability Act, the Consumer Product Safety Act, the Radio Act, and the Antimonopoly Act. In addition to these laws and regulations, Pixie is in compliance with the JIS standard, ISO standard and IEC standard.

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

Location	Primary Function	Approximate Size
3022-1 Itabashi, Tsukubamirai City, Ibaraki Prefecture (1)	Research & Laboratory	7,492.5 square meters
2-2-1 Yaesu, Chuo-ku, Tokyo (2)	Office	759.1 square meters
1-2, Kasuga, Tsukuba City, Ibaraki Prefecture (3)	Research & Laboratory	59.1 square meters

(1)	We own this facility, and our research base “Technotope” is located at this facility. There is an anechoic room designed to absorb reflections of either sound or electromagnetic waves located at Technotope.

(2)	Our corporate headquarters is located at this facility. We have leased this facility from Mitsui Fudosan Co., Ltd. for a term from June 1, 2023 to May 31, 2028.

(3)	We lease this laboratory room from University of Tsukuba for a term from December 1, 2019 to November 30, 2025.

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

We have prepared our financial statements in accordance with U.S. GAAP. In accordance with Instruction 6 to Item 5 of Form 20-F, we are omitting from this annual report a discussion of our results of operations for the fiscal year ended April 30, 2022. For a discussion of the comparison of our results of operations for the fiscal years ended April 30, 2022 and 2023, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended April 30, 2023, as filed with SEC on November 16, 2023.

Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. Mechanobiology is an emerging field of research that studies how biological systems respond to mechanical stimuli. Mechanobiological research findings have the potential to be used to develop new health care and personal care options. Metamaterials are artificially engineered materials that have properties not found in nature. These properties are achieved by carefully designing the structure of the metamaterial at the sub-wavelength scale. Metamaterials can be used to manipulate waves, such as light and radio waves, in novel ways, such as negative refraction to light. Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products.

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

We generate revenue from the services and sales of products using our core wave control technology, and we operate in one segment. Historically, we have generated revenues primarily from commissioned research and development (“R&D”) and solution services we have provided for other companies under our collaboration agreements. However, as we expand our marketing and sales efforts for our products, we expect revenue from product sales to contribute an increasing proportion of our revenues over time. While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Personal Care & Diversity and Workspace & Digital Transformation. We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies.

In the Personal Care & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan, our principal market: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals who are deaf/hard of hearing (“DHH”) in March 2023; and kikippa, a speaker which is equipped with gamma wave modulation technology that processes and modulates regular TV audio with a 40-Hz amplitude modulation algorithm, in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the PMDA and are regulated by the Pharmaceuticals and Medical Devices Agency (“PMD Agency”) and the Ministry of Health, Labor and Welfare, which require registration, approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. We also launched KOTOWARI, a technology providing spatial analysis data in Japan in July 2024. Additionally, in March 2024, we signed an agreement with Energy Spot Co., Ltd, which is headquartered in South Korea, to promote “iwasemi” series for enhancement of office environments in South Korea in pursuit of comfortable workspace solutions. We launched KOTOWARI, a technology providing spatial analysis data, in Japan in July2024.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, iwasemi, and KOTOWARI as well as commercialization of new products, particularly in our principal market of Japan. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

During the year ended April 30, 2024, we continued to expand our marketing and sales efforts for our products, which resulted in product revenue accounting for 53% of our total revenue. For our fiscal years ended April 30, 2023 and 2024, we generated revenues of ¥704,712 thousand and ¥993,021 thousand ($6,303 thousand), respectively, and incurred net losses of ¥1,965,491 thousand and ¥1,974,536 thousand ($12,534 thousand), respectively.

Key Financial Definitions

Revenue. Our major sources of revenue include product sales, commissioned research and development, solution services, guest speaker services and membership services.

Our commissioned research and development revenue has historically comprised the bulk of our revenue. As part of our commissioned research and development activities, we submit to our customers certain deliverables, such as reports, prototypes, and digital source code, which are generated during research and demonstration experiments or the verification and demonstration of the relevant digital technology to the customers. As part of our solution services, we sell or lend dedicated devices and provide system usage service principally through our hackke service and VUEVO service. As part of our guest speaker services, members of our management team speak for several media or external events such as academic or industry conferences managed by third parties. As part of our membership services, we operate a membership forum called “Pixie Nest,” which hosts meetings and distributes information to facilitate solving social issues based on knowledge gained by Pixie through industry- academia collaboration, for which our members pay a fee.

During the year ended April 30, 2024, we generated revenue primarily from product sales, in addition to commissioned research and development and revenue from our various types of services. Our product sales for the year ended April 30, 2024 were primarily comprised of SonoRepro, kikippa and iwasemi. Products are either sold directly to customers through ecommerce platforms, to intermediaries or directly to businesses. One certain product also includes on-premises gamma wave sound technology, which provides users of the product with a right to use the technology as it exists when made available to the user. Users may purchase perpetual licenses or subscribe to licenses to the technology, which provide users with the same functionality and differ mainly in the duration over which the user benefits from the technology. We also entered into certain product rental arrangements and earned product rental revenue. Rental revenue was not material for the years ended April 30, 2023 and 2024.

Going forward, while the revenue from commissioned research and development will remain as a source of revenue for us, we expect to generate more revenue from commercializing and expanding sales of our own products and other services.

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

Research and development costs. Research and development costs consist of personnel costs, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on our behalf.

Selling, general and administrative expenses. Our selling, general and administrative expenses (“SG&A”) are primarily composed of advertising and marketing promotion expenses, personnel costs for sales and marketing staff and general corporate functions.

Interest expense. Interest expense consists primarily of interest expense arising from borrowings from banks.

Other income, net. From time to time we have non-recurring, non-operating gains and losses which are reflected through other income, net. These typically include income from interest and subsidies among other sources and foreign exchange gains (losses).

Factors Impacting our Operating Results

The following trends and uncertainties either affected our financial performance historically or are likely to impact our results of operations in the future:

●	The number and quality of partner companies which collaborate with us for joint research and development. We have historically generated revenues primarily from commissioned research and development and solution services we provided for other companies including under our collaboration arrangements. We intend to continue to generate revenue from these sources in the future, though the focus of our business is expected to be on commercializing our products. We face significant competition in seeking appropriate collaborators, which are sometimes also clients of our services. Collaborations are complex and time-consuming to negotiate and document. Whether we can continue to benefit from our collaborations with other companies will depend on whether we can establish or maintain strategic partnerships or other alternative arrangements for our product and product candidates on acceptable terms.

●	The commercialization and potential profitability of our wave control technology and related products. In 2022, iwasemi and SonoRepro were launched, followed by VUEVO and kikippa in the second quarter of 2023. In the next few years, we plan to focus on further sales growth of these four products as well as commercialization of new products, particularly in our principal market of Japan. We are continuing to expand our marketing and sales efforts for our products, which resulted in product revenue accounting for 53% of our total revenue for the year ended April 30, 2024. While sales of these products are growing steadily, they are not yet generating significant sales and we are not yet profitable. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend greatly on the expansion of sales of kikippa, SonoRepro, VUEVO and iwasemi, and the commercialization of other new products.

As we have a limited history of commercializing our products, it may be difficult to predict our future performance based on our current operation results. The commercial success of our products and product candidates is dependent on a number of factors including market acceptance of our products and solutions, our manufacturing and marketing capabilities, and our competitive and regulatory environments, among others, many of which may be out of our control. We plan to leverage our resources including our collaboration relationships with strategic partners in our efforts to commercialize our products and have seen some encouraging market reaction to especially kikippa and SonoRepro so far. Our ability to achieve profitability by focusing on commercializing our products will depend on our ability to create and increase market demand for our products and manage our growth and the related costs effectively.

●	The market acceptance of our products and product candidates. The commercialization of our products is at an early stage and our business performance will depend on our ability to increase levels of user engagement in current and new markets. If we are unable to achieve the degree of market acceptance necessary for future commercial success of our product candidates, we may not be able to attract or retain customers and users or otherwise maintain or increase the frequency, duration, or level of their engagement.

●	The timing and cost to establish a sales, marketing, and distribution infrastructure. In order for us to successfully commercialize our products, we must either develop a sales, marketing, and distribution infrastructure or collaborate with third parties that have such commercial infrastructure and relevant sales and marketing experience. We expect to be able to build our commercial infrastructure over time as we launch and expand sales of our products, and we may rely on licensing and collaboration agreements with strategic partners for the commercialization of our products. If we establish the commercial infrastructure to support the sales, marketing, and distribution of our products, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group, and distribution support. Therefore, our business performance will likely depend on our ability to establish a successful infrastructure to market and sell our products, whether on our own or jointly with current or future collaborators.

●	Changes in general market and economic conditions. Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rate, business conditions, and the impact on economic conditions from pandemics such as COVID-19 and related prophylactic measures. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging environment for us and our strategic partners. We intend to continue to evaluate and adjust our operating strategies and cost management opportunities to mitigate any impacts on our results of operating operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of our business.

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

A.	Operating Results

Comparison of the Results for the Year Ended April 30, 2022, 2023 and 2024.

	Year ended April 30,			Change (2023 vs 2024)
	2023(¥)	2024(¥)	2024($)	¥	%
(in thousands)
Statements of Operations Information:
Revenue:
Services	¥521,763	¥469,867	$2,983	¥(51,896)	(9.9)
Products	182,949	523,154	3,320	340,205	186.0
Total revenue	704,712	993,021	6,303	288,309	40.9
Cost and Expenses:
Cost of services	65,605	45,474	289	(20,131)	(30.7)
Cost of products	77,035	286,428	1,818	209,393	271.8
Research and development	686,557	512,997	3,256	(173,560)	(25.3)
Selling, general and administrative expenses	1,856,056	2,155,860	13,684	299,804	16.2
Total cost and expenses	2,685,253	3,000,759	19,047	315,506	11.7
Loss from operations	(1,980,541)	(2,007,738)	(12,744)	(27,197)	1.4
Interest expense	(28,748)	(31,365)	(199)	(2,617)	9.1
Other income, net	43,798	64,567	409	20,769	47.4
Loss before income taxes	(1,965,491)	(1,974,536)	(12,534)	(9,045)	0.5
Income tax expense	—	—	—	—	—
Net loss	¥(1,965,491)	¥(1,974,536)	$(12,534)	¥(9,045)	0.5

Revenue. Our revenue increased by 40.9% from ¥704,712 thousand for the fiscal year ended April 30, 2023 to ¥993,021 thousand ($6,303 thousand) for the fiscal year ended April 30, 2024, primarily due to increases in product revenue of ¥340,205 thousand, partially offset by a decrease in commissioned research and development of ¥23,433 thousand, and the remaining decrease was predominately due to decreases in solution service. The increase in product sales was primarily attributable to sales of the following products: kikippa (launched in April 2023), SonoRepro (launched in November 2022) and iwasemi (launched in July 2022). The decline in commissioned research and development was primarily due to a decrease in the number of large projects as the research and development phase for kikippa and VUEVO wound down for the fiscal year ended April 30, 2024, and we started focusing on commercialization of these products. The solution service also declined due to our decision to reallocate resources to products sales.

Cost of Services. Our cost of services decreased by 30.7% from ¥65,605 thousand for the fiscal year ended April 30, 2023 to ¥45,474 thousand ($289 thousand) for the fiscal year ended April 30, 2024, primarily due to a decrease in revenue from solution service. The higher rate of decrease in cost of services as compared to the rate of decrease in service revenue is mainly attributable to an increase of service projects that incurred higher costs requiring increased hours of research and development.

Cost of Products. Our cost of products increased by 271.8% from ¥77,035 thousand for the fiscal year ended April 30, 2023 to ¥286,428 thousand ($1,818 thousand) for the fiscal year ended April 30, 2024, primarily due to expanded sales of new products launched since April 30, 2023. The higher rate of increase in cost of products as compared to the rate of increase in products revenue is mainly attributable to the new product yielding a lower gross margin as compared to the existing products due to different types of technology.

Research and Development Expenses. Our research and development decreased by 25.3% from ¥686,557 thousand for the fiscal year ended April 30, 2023 to ¥512,997 thousand ($3,256 thousand) for the fiscal year ended April 30, 2024, primarily due to a shift in focus from the research and development of kikippa and VUEVO to product commercialization.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 16.2% from ¥1,856,056 thousand for the fiscal year ended April 30, 2023 to ¥2,155,860 thousand ($13,684 thousand) for the fiscal year ended April 30, 2024, mainly due to increases in marketing promotion expenses and personnel costs for sales and marketing staff as we expand our marketing and sales efforts for our products, with the remaining increase related to rent expense and depreciation expenses in connection with transferring to our new headquarters.

Interest Expense. Our interest expense increased by 9.1% from ¥28,748 thousand for the fiscal year ended April 30, 2023 to ¥31,365 thousand ($199 thousand) for the fiscal year ended April 30, 2024, primarily due to the timing of 4th installment of loan advanced to us in July 2022, resulting in an increase in weighted-average outstanding borrowings. See ” — Credit Facilities” below for more information on the loans.

Other Income, net. Our other income, net increased by 47.4% from ¥43,798 thousand for the fiscal year ended April 30, 2023 to ¥64,567 thousand ($409 thousand) for the fiscal year ended April 30, 2024, primarily due to an increase in foreign exchange remeasurement gains on cash held in U.S. dollars as a result of the receipt of the net proceeds from the initial public offering of our ADSs, as well as a gain related to the change in fair value of warrants liability, partially offset by a decrease in insurance proceeds. During the year ended April 30, 2023, we received insurance proceeds related to a claim for losses that occurred in the year ended April 30, 2022. There were no such proceeds during the year ended April 30, 2024.

Comparison of the Results for the Year Ended April 30, 2022 and 2023

For a discussion of our results of operations for the fiscal year ended April 30, 2022 compared with the fiscal year ended April 30, 2023, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended April 30, 2023, as filed with SEC on November 16, 2023.

B.	Liquidity and Capital Resources

Sources of Capital Resources

Our principal sources of liquidity were cash and cash equivalents totaling ¥2,135,513 thousand as of April 30, 2023 and ¥1,607,763 thousand ($10,205 thousand) as of April 30, 2024, which were held and used for working capital purposes. Our cash and cash equivalents are comprised of cash on hand, demand deposits, and time deposits maintained at various financial institutions.

We have funded our operations primarily through equity and debt financings and revenue from product sales and our commissioned research and development pursuant to contractual arrangements with third parties. In June and September 2022, we received ¥2,178,760 thousand in gross proceeds from our sale of 1,153,800 shares of Series C convertible preferred stock. In August 2023, we completed our IPO of American Depositary Shares (“ADSs”), pursuant to which we issued and sold 1,666,667 common shares represented by ADSs at a public offering price of $9.00 per share, for aggregate net proceeds of approximately $11.2 million. Each ADS represents one common share. We received approximately ¥1,463,714 thousand ($9,291 thousand) in net proceeds after deducting underwriting discounts and offering costs. Furthermore, we may list our ordinary shares or other shares on Japanese stock exchange in the future in order to raise capital from the market other than United States. Additionally, we have outstanding loans from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited. See ” — Credit Facilities” below for more information on these loans.

Our commissioned research and development pursuant to contractual arrangements with third parties and our collaboration arrangements aimed at developing, testing and validating our products and product candidates with collaboration partners were historically a substantial source of revenue for our business. While commissioned research and development services will remain as a source of revenue for us, we expect to gain more revenue from commercializing and expanding sales of our own products. For the year ended April 30, 2024, our product sales accounted for approximately 53% of our total revenue. As such, cash inflows from operations and total revenue can be negatively impacted by potential decreases in demands for our products and services, which could result from adverse economic conditions or changes in consumer preferences.

Uses of Capital Resources

We have incurred significant operating losses and negative cash flows since our inception. We incurred net losses of ¥1,965,491 thousand and ¥1,974,536 thousand ($12,534 thousand) for the years ended April 30, 2023 and 2024, respectively. As of April 30, 2024, we had an accumulated deficit of ¥6,356,788 thousand ($40,350 thousand). Our primary use of capital resources has been to conduct research and development activities, expand our marketing and sales efforts for our products, organize and staff our Company, develop our business plan, secure related intellectual property rights, and raise capital.

Operating Capital Requirements

Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We expect to incur significant costs for at least the next several years to develop, manufacture, and distribute our products, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development for our Personal Care & Diversity products and related products as needed. As a result, we will require significant capital to support our ongoing operations and to drive our business strategy before we can generate significant revenues.

Going Concern and Management Plans

We do not expect that our cash and cash equivalents as of April 30, 2024 will enable us to fund our operating expenses, debt obligations, and capital expenditures for the next 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. Therefore, it is likely we will require additional capital over the next 12 months. Management plans to alleviate the conditions that raise substantial doubt to our ability to continue as a going concern by raising additional capital through the issuance of common shares, including a follow-on public offering, other equity or debt financings, or refinancing of existing debt obligations. Additionally, management plans to manage liquidity through the timing and extent of spending related to research and development, advertising, and other discretionary operating expenses. On May 31, 2024, we fully repaid the borrowing amount of ¥1,000,000 thousand ($6,348 thousand) under the original and amended terms of the existing long-term borrowing agreement. Contemporaneously, on May 31, 2024, we executed a new debt agreement with the same lender for the same borrowing principal amount of ¥1,000,000 thousand ($6,348 thousand). The new debt will mature on September 30, 2025. There are currently no other written agreements in place for such funding or issuance of securities and there can be no assurances that we will be successful in securing any other equity or debt financing on terms favorable to us, or at all, and it is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. Our financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. Such financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

For more information, see “Liquidity and Going Concern” in Note 2: Summary of Significant Accounting Policies” to our audited financial statements for the year ended April 30, 2024 included elsewhere in this annual report.

Until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through equity or debt financing, or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution, and licensing agreements. We do not expect to generate cash flows from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next few years.

Our future funding requirements will depend on many factors, including:

●	our ability to achieve revenue growth;

●	our ability to secure any required regulatory clearance or approval for our technology, products, and services;

●	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our technology, products, and services;

●	commercial manufacturing, shipping, installation and deployment of our products and sufficient inventory to support commercial launch and expansion;

●	the cost of expanding our research and development, manufacturing and laboratory operations and products and services offerings, including the hiring of operational, financial and management personnel;

●	the effect of competing technological and market developments

●	our ability to maintain, expand and protect our intellectual property portfolio;

●	market acceptance of our technology, products, and services;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	costs related to international expansion; and

●	the potential cost of, and delays in, product development as a result of regulatory oversight.

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

Cash Flows

Comparison of the years ended April 30, 2022, 2023 and 2024

	Year ended April 30,
(in thousands)	2023(¥)	2024(¥)	2024($)
Statements of Cash Flows Data:
Net cash used in operating activities	¥(1,813,442)	¥(2,090,202)	$(13,268)
Net cash used in investing activities	¥(89,284)	¥(183,911)	$(1,167)
Net cash provided by financing activities	¥2,242,276	¥1,711,752	$10,865

Net Cash used in Operating Activities

For the years ended April 30, 2023 and 2024, net cash used in operating activities was ¥1,813,442 thousand and ¥2,090,202 thousand ($13,268 thousand), respectively, primarily resulting from our net loss of ¥1,965,491 thousand and ¥1,974,536 thousand ($12,534 thousand), respectively, in each case further adjusted for non-cash charges. Non-cash charges were primarily comprised of depreciation and amortization of ¥110,576 thousand and ¥189,718 thousand ($1,204 thousand) for the years ended April 30, 2023 and 2024, respectively, stock-based compensation of ¥65,537 thousand and ¥3,577 thousand ($23 thousand) for the years ended April 30, 2023 and 2024, respectively, and change in fair value of warrants liabilities of ¥21,614 thousand ($137 thousand) for the year ended April 30, 2024. Foreign exchange remeasurement gains of ¥34,611 thousand ($220 thousand) was also included as non-cash charges for the year ended April 30, 2024. The increase in depreciation and amortization was primarily due to an accelerated timing of depreciation expense recognition, caused by a shortened lease term relating to our old head office. The increase in cash used in operating activities from the prior year was primarily due to activities related to our business expansion and our increased marketing and sales activities.

Net Cash used in Investing Activities

For the years ended April 30, 2023 and 2024, net cash used in investing activities was ¥89,284 thousand and ¥183,911 thousand ($1,167 thousand), respectively. The increase in net cash used in investing activities was primarily due to payment for lease improvements of our new headquarters for the year ended April 30, 2024 and an increase in acquisitions of property and equipment, including molds for iwasemi and kikippa.

Net Cash provided by Financing Activities

For the years ended April 30, 2023 and 2024, net cash provided by financing activities was ¥2,242,276 thousand and ¥1,711,752 thousand ($10,865 thousand), respectively, primarily due to net proceeds from the issuance of Series C convertible preferred stock in June and September 2022 and net proceeds from our completed initial public offering in August 2023.

Credit Facilities

As of April 30, 2024, we have outstanding loans (the “Bank Loans”) from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited which totaled ¥1,021,113 thousand ($6,482 thousand). The main purpose of obtaining the Bank Loans has been to fund our operations.

On March 22, 2019, we entered into a loan agreement with The Shoko Chukin Bank, Ltd (the “Loan Agreement”). The agreement provided for four loans to be advanced to us in March 2019, July 2020, July 2021 and July 2022, respectively, each in the amount of ¥250,000 thousand, provided that we met certain financial performance targets. The loans under this facility carried an interest rate of 3% per annum. On February 28, 2024, we entered into an amendment to the Loan Agreement to extend the maturity from February 29, 2024 to May 31, 2024. Other than this extension of the maturity date, no other changes were made to the Loan Agreement. The outstanding principal balance as of April 30, 2024 was ¥1,000,000 thousand ($6,348 thousand). On May 31, 2024, we reached an agreement with the same lender for the Loan Agreement to obtain a new unsecured borrowing (the “New Debt”) in the amount of ¥1,000,000 thousand ($6,348 thousand) and contemporaneously repaid the outstanding borrowing amount in full under the Loan Agreement in accordance with the terms and conditions of the Loan Agreement as amended. The maturity date of the New Debt is September 30, 2025. The New Debt will bear interest at a variable rate equal to the lender’s short term prime interest rate, which was 1.475  % as of the effective date of the New Debt and has not changed since 2009, plus a margin of 2.525% per annum. Due to the simultaneous payment of the original debt and receipt of the New Debt, there was no material impact on the Company’s cash position. The borrowing amount is classified as noncurrent liabilities as of April 30, 2024, as the Company has both the intent and ability to refinance the short-term obligation on a long-term basis.

On November 30, 2020, we entered into a loan agreement with Resona Bank Limited for a principal amount of ¥40,000 thousand. The loan agreement was amended on the same date. Pursuant to the loan agreement, as amended, the loan carries an interest of 1.475% per annum, however, the loan was exempt from interest payment for the period from November 30, 2020 to November 29, 2023. In addition, we shall make a monthly payments of ¥1,111 thousand, and the last payment shall be made on November 30, 2025. This loan is guaranteed by Tokyo Credit Guarantee Corporation, an unaffiliated guarantee service provider. The outstanding principal balance as of April 30, 2024 was ¥21,113 thousand ($134 thousand).

Cash Commitments from Contractual Obligations

The following table summarizes our contractual obligations as of April 30, 2024 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment due by period
	(in thousands)
Year ending April 30,	Total	2025	2026-2027	2028
Long-term debt principal payments(1)	¥1,021,113	¥13,332	¥1,007,781	¥—
Long-term debt interest payments(1)	56,261	39,465	16,796	—
Finance lease obligations	25,440	14,869	10,457	114
Operating lease obligation	557,187	142,716	277,515	136,956

Total	¥1,660,001	¥210,382	¥1,312,549	¥137,070

(1)	Future payments for the New Debt are included in the table above, replacing the short-term obligation under the Loan Agreement as of April 30, 2024 on a long-term debt.

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

Off-Balance Sheet Arrangements

As of April 30, 2024, we were not a party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

C.	Research and Development, Patents and Licenses

Our goal is to continue to develop and commercialize innovative and practical products by applying our control wave technology. We continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators and commissioned research and development were historically a substantial source of our revenue. We discuss with our collaboration partners what areas to perform research and development. Through trials and tests, we and our collaboration partners have found some results which we believe can be commercialized. We have developed and released our products such as SonoRepro, kikippa, VUEVO, and iwasemi under these collaborations. We have made a substantial investment in research and development including incurring personnel-related expenses and facility costs. We plan to continue investing in research and development to bring innovative products and solutions to the market.

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

Revenue Recognition

Under ASC 606, revenue from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, net of consumption tax. Our customer contracts generally only include fixed consideration. Only certain product sales contracts through ecommerce platforms contain a return policy. Payment terms are generally one month from the invoice date for all service revenue streams. For product sales directly to businesses, the payment term is typically thirty days. For ecommerce product sales, the payment term is within a month. If we receive payments before the performance obligation is satisfied, contract liabilities are recorded. There is no significant financing component.

Nature of Goods and Services

We derive our revenue from the following sources:

Product sales

During the year ended April 30, 2024, we primarily sold three products “kikippa”, “SonoRepro” and “iwasemi.” These products are either sold directly to consumers through ecommerce platforms, to intermediaries or directly to businesses. We recognize revenue from the sales of our products directly to customers principally at the point of delivery of the product to the customer. When we generate revenue from ecommerce, it is recognized either at the time of shipment or at the time of delivery of the product to the customer, depending on the terms of the contract. Certain products are first sold to an intermediary which is identified as our customer. We recognize product revenue at the time of delivery of the product to the intermediary, upon transferring control of the goods. The intermediary then resells the product to the end user. We have no control over the delivery of the product to the end user as evidenced by the intermediary’s ability to direct the use of and obtain substantially all of the remaining benefits from the product.

We are the principal for the transactions with the intermediary and recognize revenue on a gross basis. Additionally, there is no right of return for products delivered to the intermediary, and payment to us is not contingent upon sales to end users. One certain product sold also includes on-premises gamma wave sound technology, which provides users of the product with a right to use the technology as it exists when made available to the user. Users may purchase perpetual licenses or subscribe to shorter term licenses to the technology, which provide users with the same functionality and differ mainly in the duration over which the user benefits from the technology. The transaction price for the license is fixed, and revenue from distinct on-premises technology is recognized at the point in time when the technology is made available to the user. Our contracts for products sales only provide a standard assurance warranty.

We also entered into certain product rental arrangements and earned product rental revenue for the years ended April 30, 2023 and 2024. The revenue generated from these arrangements was immaterial.

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

Solution services

We provide solution services by utilizing our own technologies and receive compensation from customers. For the years ended April 30, 2023 and 2024, we receive compensation from customers through providing our solution services, primarily hackke service and VUEVO service.

For hackke service and VUEVO service, we sell the dedicated device and provide system usage service to the customer, which we identify as two distinct performance obligations. Since the contract for hackke service and VUEVO service with a customer include multiple performance obligations, the transaction price is allocated to each performance obligation based on its estimated standalone selling price (“SSP”).

For the sale of the dedicated device, revenue is recognized at a point in time when the products or deliverables are delivered and acceptance is completed, as the performance obligation is deemed to be satisfied at the time of completion of acceptance, and is classified as product revenue. For system usage service, revenue is recognized on a monthly basis as access rights are granted on a monthly basis and classified in service revenue.

Guest speaker services

The guest speaker services are provided by management for several media and external events managed by a third party. The revenue from guest speaker services is recognized at a point in time when the services are delivered.

Membership services

We generally provide membership services in which we hold forums to discuss recommendations and future direction to solve social issues by utilizing our technologies. Consideration is received in advance and the contract term is generally one year. Since the customer simultaneously receives and consumes the benefits of our performance, we recognize revenue ratably over time over the contract term. The contract specifically states that no refund will be made; therefore, we do not record any refund liability and record a contract liability for the amount of consideration received in advance.

Significant Judgments and Estimates

Determining the method and amount of revenue to recognize requires management to make judgments and estimates.

Judgments include determining whether to present revenue gross, as a principal, or net, as an agent, which is based on an evaluation of whether we control the service prior to it being transferred to the customer, and applying ASC 606 determining of SSP.

For products sold to consumers through third-party ecommerce platforms, we determined that we are the principal in the arrangement because we control the product until it is transferred to the end customer. For products sold to intermediaries, we also determined that we are the principal in the supply and sales of products because we have control over the goods, discretion in selecting the supplier, ensuring that products are manufactured according to required specifications and design, and setting the price for products, until they are transferred to intermediary customers.

Our contracts with customers may include multiple promises to transfer services to a user. Judgment is required to determine which promises are separate performance obligations or should be combined and the allocation of the transaction price to each identified performance obligation. For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative SSP of each obligation. Judgment is required to determine SSP for each distinct performance obligation. For the hackke service, we estimated the SSP for the dedicated device using an adjusted market assessment approach as similar equipment is available in the market. In respect of providing the system usage service to the customer, due to the difference in service design among customers, we do not have an SSP for providing the system usage service to the customer. Thus, we estimated the SSP for the system usage service using the residual approach by reference to the total transaction price less the SSP of sale of device. For VUEVO service, the SSP was determined using the cost plus margin approach.

Stock-Based Compensation

Our stock-based awards consist of stock options issued to directors and employees. We measure the estimated fair value of the stock-based awards on the date of grant. We recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. We record expense for awards with service-based vesting using the straight-line method over the requisite service period. For awards with performance conditions, compensation expense is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. We account for forfeitures as they occur.

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

Tax benefits for uncertain tax positions are based upon our evaluation of the information available at the reporting date. We recognize uncertain tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. In identifying our uncertain tax positions, we reviewed the operating results and balance sheets; reviewed tax returns filed for open tax years including relevant supporting documents, preformed analysis on our book to tax differences and their impact and evaluated significant tax elections and position. We have concluded that all tax positions reported on our tax returns are highly certain tax position and we do not have any uncertain tax positions.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. We adopted this ASU on May 1, 2023 and have applied the guidance prospectively. Our expected loss allowance methodology is developed using an aging method and historical loss rates, adjusted for current economic conditions and expectations of future economic conditions considering economic variables such as gross domestic product and interest rates. We have determined that the adoption of ASU 2016-13 had no material impact on our financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require companies with a single reportable segment to provide all disclosures required by this amendment. The amendments in the ASU require that a public entity discloses, on an annual and interim basis, significant segment expenses that are regularly provided to an entity’s CODM, a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. We do not expect the adoption of ASU No. 2023-07 to have a material impact on our financial statements or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and disclosures of income taxes paid by jurisdiction. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. We do not expect the adoption of ASU No. 2023-09 to have a material impact on our financial statements or disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 2-2-1 Yaesu, Chuo-ku, Tokyo, 104-0028, Japan.

Name	Age	Position(s) with our Company	Term Expires
Yoichi Ochiai	36	Chief Executive Officer and Director	2026
Taiichiro Murakami	39	Chief Operation Officer and Director	2026
Takayuki Hoshi	44	Chief Research Officer and Director	2026
Yusuke Murata	44	Outside Director	2026
Masayo Takahashi	63	Outside Director	2026
Nobuhiro Takagi	44	Co-Chief Financial officer	-
Nobufusa Tarumi	45	Co-Chief Financial officer	-
Kazuyoshi Takeya	67	Corporate Auditor	2026
Akiko Ito	44	Corporate Auditor	2026
Seiichi Koike	68	Corporate Auditor	2026

*	Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

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

Taiichiro Murakami. Mr. Murakami is a co-founder of our Company and has served as our Chief Operating Officer since June 2017 and as a representative director since January 2019. Previously, Mr. Murakami served as a management consultant for Accenture Japan Ltd. from April 2010 to December 2016 where he focused on assisting companies with the development of business strategies, operating models, digital strategies and large-scale business transformation and organizational change. In addition, Mr. Murakami has served as an executive advisor for Mitou Foundation since January 2017. Mr. Murakami received a Bachelor of Engineering degree from University of Tokyo in March 2008 and a Master of Engineering degree from University of Tokyo in March 2010.

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

Masayo Takahashi. Dr. Takahashi is a director and has served on our board of directors since July 2022. Dr. Takahashi has served as the president of Vision Care Inc., VC Gene Therapy and VC Cell Therapy, start-ups which she founded in August 2019, August 2020 and March 2021, respectively, and that develop various regenerative and gene therapy technologies and products. As the president, she is responsible for the general management and strategic growth of these companies. Prior to that, Dr. Takahashi was an ophthalmologist at Kyoto University from April 1986 to September 2006. Additionally, Dr. Takahashi currently serves as a science adviser for Sysmex Corporation (OTC: SSMXY), a company that engages in the development, manufacture and sale of laboratory testing reagents and laboratory equipment; the development and sale of computer systems for medical institutions, as well as the development and sale of software used for clinical examination information systems. Dr. Takahashi is a world-renowned expert in the area of regenerative medicine led the world’s first iPS cell application in 2014. Dr. Takahashi received Bachelor of Medicine, Ph.D. and M.D. degrees from Kyoto University.

Nobuhiro Takagi. Mr. Takagi has served as the CAO of the Company since November 2023. Prior to joining the Company, Mr. Takagi served as an audit manager at KPMG AZSA LLC, Tokyo, from July 2017 to September 2020. Mr. Takagi graduated from Keio University in Tokyo, Japan in March 2003.

Nobufusa Tarumi. Mr. Tarumi has served as the treasury manager for the Company since September 2023. Prior to joining the Company, from May 2020 to August 2023, Mr. Tarumi worked within the Equity Capital Market Department and other departments of SBI SECURITIES Co., Ltd., a Japanese securities firm. From May 2004 to May 2020, Mr. Tarumi worked within the Equity Capital Market Department and other departments of Mizuho Securities Co., Ltd., a Japanese securities firm. Mr. Tarumi graduated from the University of Tokyo in Tokyo, Japan in March 2002.

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

Akiko Ito. Ms. Ito has served as a corporate auditor of our Company since April 2019. Ms. Ito is a licensed certified public accountant in Japan and currently serves as the representative certified public accountant at Akiko Ito Certified Public Accountant and Tax Accountant Office, an accounting and tax consulting firm Ms. Ito founded in October 2017. From December 2004 to September 2014, Ms. Ito served as the manager of Ernst & Young ShinNihon LLP where she provided internal audit and internal control consulting services. Ms. Ito currently serves as an outside director and audit and supervisory committee member of PetGo Co., Ltd. and Primo Global Holdings Co., Ltd and as the external auditor of RevComm Co., Ltd. Ms. Ito received a Bachelor of Arts degree in Law from Hosei University in March 2002 and a Master of Arts degree in Law from the Graduate School of Kyoto Sangyo University in March 2004.

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

Board Diversity

On August 6, 2021, the SEC approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. The table below provides certain demographic information regarding our current board of directors:

Board Diversity Matrix (As of April 30, 2024)
Country of Principal Executive Offices	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

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

B. Compensation

Compensation of our Directors and Corporate Auditors

In accordance with the Companies Act and our Articles of Incorporation, the maximum aggregate annual amount of compensation for our directors and for our corporate auditors is determined by our shareholders through a shareholder resolution. Once the maximum aggregate annual amount of compensation is approved at a general meeting of shareholders, no further approval is required unless a proposal is approved by the board of directors to adjust the maximum aggregate annual amount of compensation. Subject to such shareholder resolution, our board of directors, in consultation with the compensation committee, will then determine the specific amount of compensation for each director, and our board of auditors will then determine the specific amount of compensation for each corporate auditor. The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in the fiscal year ended April 30, 2024, including by the type of remuneration and the number of persons in each category.

Category of directors and corporate auditor	Total amount of remuneration	Base compensation	Number of persons in category
Executive director(1)	¥45,283,600 ($287,442)	¥45,283,600 ($287,442)	4
Outside directors(2)	¥2,400,000 ($15,234)	¥2,400,000 ($15,234)	2
Outside corporate auditors(3)	¥9,840,000 ($62,460)	¥9,840,000 ($62,460)	3

(1)	Includes Yoichi Ochiai, Taiichiro Murakami, Takayuki Hoshi, and a former director who resigned on November 17, 2023.
(2)	Includes Yusuke Murata and Masayo Takahashi.
(3)	Includes Kazuyoshi Takeya, Akiko Ito, and Seiichi Koike.

Stock Acquisition Rights (shinkabu-yoyaku-ken)

We have granted stock acquisition rights for our common shares, as authorized by our shareholders in April 2018, July 2018, October 2018, April 2019, March 2020, April 2020 and August 2022. Each stock acquisition right can be exercised for 600 shares of common stock. The purpose of these grants is to enable our directors, corporate auditors, employees, and advisors to share in our success and to reinforce a corporate culture that aligns interests with those of our shareholders. Our stock acquisition rights generally prohibit transfers of such rights. A stock acquisition right holder generally forfeits such stock acquisition rights if they are no longer a director, corporate auditor, employee, or advisor of our Company, except under limited circumstances or as otherwise determined by our board of directors. The following table summarizes the stock acquisition rights we have issued since the inception of the Company.

Name of Issuance	Issuance Date	Expiration Date	Exercise Price (per option)	Number of Stock Acquisition Rights to be Granted	Total Number of Common Shares Underlying Stock Acquisition Rights (3)
First Series (2)	04/27/2018	04/26/2028	¥125,400 ($796)	12	7,200
Second Series (2)	07/24/2018	07/23/2028	¥16,800 ($107)	415	249,000
Second-2 Series (2)	10/17/2018	10/16/2028	¥16,800($107)	25	15,000
Third Series (2)	04/24/2019	04/23/2029	¥180,000($1,143)	647	388,200
Fourth Series (1)	04/24/2019	04/23/2029	¥180,000($1,143)	357	214,200
Fifth Series (2)	03/31/2020	03/30/2030	¥181,200($1,150)	80	48,000
Sixth Series (2)	04/30/2020	04/29/2030	¥181,200($1,150)	782	469,200
Seventh Series	04/30/2020	04/29/2030	¥181,200($1,150)	366	219,600
Eighth Series	08/31/2022	08/30/2032	¥1 ($0.01)	146	87,600

(1)	The stock acquisition rights were cancelled with consent from both the Company and the grantee.

(2)

The stock acquisition rights, when issued, were not exercisable until our common shares became listed on any stock exchange in Japan or elsewhere. As a result of the consummation of the IPO and the listing of the common shares in the form of ADSs on Nasdaq, these stock acquisition rights are now exercisable.

(3)	On April 28, 2023, the Company effectuated the Share Split, and the number of shares has been retroactively restated.

Of the stock acquisition rights granted pursuant to the above-mentioned grants, 803 stock acquisition rights to acquire an aggregate of 481,800 of our common shares have been extinguished and 278 stock acquisition rights to acquire an aggregate of 166,800 of our common shares have been exercised, and 1,749 stock acquisition rights to acquire an aggregate of 1,049,400 of our common shares remain outstanding as of April 30, 2024. For additional details, see Note 13 to our audited financial statements as of and for the years ended April 30, 2022, 2023 and 2024 appearing elsewhere in this annual report.

The following table summarizes the outstanding stock acquisition rights with respect to our common shares that we have granted to our officers, directors and corporate auditors:

Name	Grant Date	Beginning of Exercise Period	End of Exercise Period	Exercise Price (per option)	Total Number of Stock Acquisition Rights Granted		Total Number of Common Shares Underlying Stock Acquisition Rights(2)
Yoichi Ochiai	04/30/2020	04/30/2020	04/29/2030	¥181,200 ($1,150)	4		2,400
Taiichiro Murakami	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,143)	132		79,200
Taiichiro Murakami	04/24/2019	04/24/2019	04/23/2029	¥180,000 ($1,143)	218	(1)	130,800	(1)
Taiichiro Murakami	04/30/2020	04/30/2020	04/29/2030	¥181,200 ($1,150)	221		132,600
Takayuki Hoshi	04/30/2020	04/30/2020	04/29/2030	¥181,200 ($1,150)	2		1,200

(1)	The stock acquisition rights were cancelled with consents by both the Company and the grantee.

(2)	On April 28, 2023, the Company effectuated the Share Split, and the number of shares has been retroactively restated.

Compensation Recovery Policy

On 30th November, 2023, the Board approved the Compensation Recovery Policy (the “Clawback Policy”), which complies with the SEC’s newly adopted clawback rules as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Clawback Policy provides that in the event we are required to prepare a financial restatement, we shall, subject to certain limited exceptions as described in the Clawback Policy, recover certain incentive-based compensation from certain covered executives. Compensation that shall be recovered under the Clawback Policy generally includes incentive-based compensation received during the three-year period prior to the applicable restatement date that exceeds the amount that otherwise would have been received by such covered executive had such compensation been determined based on the restated amounts in the financial restatement. A copy of the Clawback Policy is attached hereto as Exhibit 97.1.

C. Board Practices

Corporate Governance Practices

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

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) require that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors.

●	Nasdaq Rule 5605(c)(2)(A) require a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

●	Nasdaq Rule 5605(d) require, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once a month. Under the Companies Act and our Articles of Incorporation, our Company must have at least three, but no more than ten, directors on our board of directors. Our board of directors is currently comprised of five directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The term of office of any director is two years and expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Dr. Yoichi Ochiai, our Chief Executive Officer and a director, and Mr. Taiichiro Murakami, our Chief Operating Officer and a director, are currently the sole representative directors of our Company. Our board of directors may appoint from among its members a president, a Chief Operating Officer (Torishimariyaku Shacho), or one or more executive chairmen, Chief Executive Officer(s) (Torishimariyaku Kaicho), vice president(s) (Torishimariyaku Fukushacho), senior managing director(s) (Senmu torishimariyaku) and managing director(s) (Jomu Torishimariyaku).

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of five directors, two of whom (Mr. Yusuke Murata and Ms. Masayo Takahashi) are considered “independent”, as determined in accordance with the applicable Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

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

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by Pixie Dust Technologies.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by Pixie Dust Technologies

1. A Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including Pixie Dust Technologies, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from Pixie Dust Technologies’ management.

All members of board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including Pixie Dust Technologies, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of Pixie Dust Technologies or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of Pixie Dust Technologies or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of Pixie Dust Technologies or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of Pixie Dust Technologies.

As of April 30, 2024, Pixie Dust Technologies had three members of the board of corporate auditors, all of whom were “outside” members of the board of corporate auditors.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by Pixie Dust Technologies

2. A Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Pixie Dust Technologies employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by Pixie Dust Technologies’ independent auditors and on such independent auditors’ audit reports, for the protection of Pixie Dust Technologies’ shareholders.

As of April 30, 2024, Pixie Dust Technologies had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of Pixie Dust Technologies is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Pixie Dust Technologies relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	Pixie Dust Technologies’ directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of Pixie Dust Technologies. A proposal by Pixie Dust Technologies’ board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that Pixie Dust Technologies’ directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

4. A Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Rule 5605(d)(2)(A) of the Nasdaq Listing Rules.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

The total amount of compensation for Pixie Dust Technologies’ directors and the total amount of compensation for the members of the Pixie Dust Technologies’ board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function primarily through the Internal Control Committee, which is an executive committee comprising the General Manager of Accounting Division, the General Manager of Human Resource Division and a representative of each other division. While the Internal Control Committee is responsible for analyzing and evaluating matters relating to compliance and strategic risk management, our entire board of directors will be regularly informed through committee reports about the risks. Our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements.

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

D. Employees

As of June 30, 2024, the Company had 102 employees including 76 permanent employees, 4 fixed-term employees, 7 fixed-term part-time employees, 11 contractors and 4 dispatched workers. The Company has never had a work stoppage and none of its employees are represented by any labor organization.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of April 30, 2024:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

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

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) and are based on a total of 14,869,067 common shares issued and outstanding as of the date of this annual report.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Pixie Dust Technologies, Inc., 8F Yaesu Central Tower, 2-2-1 Yaesu, Chuo-ku, Tokyo, 104-0028, Japan.

Name of Beneficial Owner(1)	Common Shares Beneficially Owned
Executive Officers, Directors, and Corporate Auditors:	Shares	Percentages
Yoichi Ochiai(2)	3,165,000	21.3%
Taiichiro Murakami(3)	1,388,400	9.3%
Takayuki Hoshi(4)	1,379,400	9.3%
Yusuke Murata(5)	2,106,600	14.2%
Masayo Takahashi	—	—
Kazuyoshi Takeya	—	—
Nobuhiro Takagi(6)	27,600	0.2%
Nobufusa Tarumi	—	—
Akiko Ito	—	—
Seiichi Koike	—	—
Executive Officers, Directors, and Corporate Auditors:
All executive officers, directors, and corporate auditors as a group (ten persons)	8,067,000	54.3%
5% or More Shareholders:
Incubate Fund III L.P.(7)	2,106,600	14.2%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)	The aggregate number of common shares beneficially owned by Dr. Yoichi Ochiai reflects (i) 3,162,600 common shares, and (ii) an aggregate of 2,400 common shares that may be issued upon exercise of stock options, held by Dr. Ochiai.

(3)	The aggregate number of common shares beneficially owned by Mr. Taiichiro Murakami reflects (i) 1,176,600 common shares, and (ii) an aggregate of 211,800 common shares that may be issued upon exercise of stock options, held by Mr. Murakami.

(4)	The aggregate number of common shares beneficially owned by Mr. Takayuki Hoshi reflects (i) 1,378,200 common shares, and (ii) an aggregate of 1,200 common shares that may be issued upon exercise of stock options, held by Mr. Hoshi.

(5)	Represents shares that Mr. Murata may be deemed to beneficially own by virtue of his relationship to Incubate Fund III. L.P., as described in Note 7 below. In connection with the closing of our IPO, Mr. Murata has confirmed that, for as long as he remains a director of our Company, in his role as a representative director of Incubate Fund III, L.P.’s general partner, he will not participate in the fund’s decision-making process regarding the voting, acquisition, or disposition of our securities. Consequently, Mr. Murata disclaims any beneficial ownership of the shares held of record by Incubate Fund III L.P.

(6)	The aggregate number of common shares beneficially owned by Mr. Nobuhiro Takagi reflects (i) no common shares, and (ii) an aggregate of 27,600 common shares that may be issued upon exercise of stock options, held by Mr. Takagi.

(7)	Consists of 2,106,600 common shares held of record by Incubate Fund III L.P. IncubateFund serves as the general partner of Incubate Fund III L.P. The representative directors of IncubateFund currently include the following voting members: Yusuke Murata, Tohru Akaura, Masahiko Homma, Keisuke Wada and Paul McInerney. The address of IncubateFund is business address is at 5-9-1, Toranomon, Minato-ku, Tokyo. Yusuke Murata is a representative director of IncubateFund and consequently has joint voting control and investment discretion over securities held by Incubate Fund III L.P. As a result, Mr. Murata may be deemed to indirectly beneficially own the shares reported in this note.

As of August 2, 2024, we had 24 common shareholders, none of which are record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.

For additional information about our principal shareholders, please see “Item 7.B. Related Party Transactions.”

B. Related Party Transactions

The following includes summaries of transactions or agreements, since May 1, 2023, to which we have been a party, in which the amount involved in the transaction exceeded US$120,000, and in which any of our directors, corporate auditors, executive officers or beneficial owners of more than 5% of our capital stock, affiliates of our directors, corporate auditors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management” and “Principal Shareholders.”

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

“Foreign Investors” are defined as:

●	individuals who are Non-Residents of Japan;

●	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

●	companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

●	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:

●	50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above;

●	a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and

●	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

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

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

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

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

●	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;

●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

●	are required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;

●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

●	hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

●	are former U.S. citizens or former long-term residents of the United States.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to foreign exchange risks in our international transactions such as purchases of services in U.S. dollars, and we expect our foreign exchange risks to increase as we conduct international sales of our products in the future. Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen against the applicable foreign currencies, and vice versa. Most of our expenses are denominated in Japanese yen, and our Japanese yen expenses consist principally of compensation, contractor expenses, and rent. We anticipate that a sizable portion of our expenses will continue to be denominated in Japanese yen. However, our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. If the U.S. dollar were to hypothetically appreciate against the Japanese Yen by 10%, the expected adverse impact on our net loss would not be significant for the year ended April 30, 2024.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. To address credit risk, we perform ongoing credit evaluations of our customers and limits on the amount of credit extended, when deemed necessary or appropriate. We consider an allowance for potential credit losses, but historically have not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. Our cash and cash equivalents are deposited with reputable financial institutions. We are highly selective in entering into engagements for long-term commissioned research and development and have not had any such customer default in their payment obligations. We are also diversifying our customer base as we expand our product sales. However, to date, there are certain customers whose revenues individually represent greater than 10% of the total revenues. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of April 30, 2024, our borrowings were only at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future results of operation may be affected due to changes in market interest rates.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to the insufficient staffing and personnel resources with the expertise in public company experience, which contributed to a lack of formalized processes or controls for our management’s timely review and approval over financial statement analyses and complex transactions necessary for an effective financial reporting process.

Despite these weaknesses identified, the Company believes our financial reports fairly present our operational performance and financial position during the disclosed years. Upon identifying these material weaknesses, we performed additional procedures to evaluate the impact on the financial statements. Based on these procedures, we believe the material weaknesses did not result in any material misstatements to our financial statements. However, these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected. We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the following:

●	We are hiring additional accounting and finance personnel with the requisite knowledge and experience to enable the implementation of internal controls over financial reporting.

●	We are engaging professional accounting consultants to assist with SEC reporting needs, as well to assist management in the documentation of policies, procedures, and the identification, documentation, and evaluation of our internal controls over financial reporting.

●	We are formalizing our process and internal control documentation and strengthening supervisory reviews by our financial management.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended April 30, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum Asia CPAs, LLP (which we refer to as “Marcum Asia”) has served as our independent registered public accounting firm for the year ended April 30, 2024. Previously, Baker Tilly US, LLP (which refer to as “Baker Tilly”) served as our independent registered public accounting firm for the year ended April 30, 2023. The following table sets out the aggregate fees for professional audit services and other services rendered by Marcum Asia and Baker Tilly for each of the years ended April 30, 2023 and 2024. The engagement of the auditor is pre-approved by the Board of the Company’s corporate auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended April 30 (in thousands)	2023	2024
Audit Fees (1)	¥80,946	¥113,768 ($722)
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—

(1)

Audit Fees of Marcum Asia and Baker Tilly for each of the years ended April 30, 2023 and 2024 were for professional services associated with the annual audit of our financial statements, the reviews of our semi-annual condensed financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” No such services were incurred in each of the years ended April 30, 2023 and 2024.

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in each of the years ended April 30, 2023 and 2024.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in each of the years ended April 30, 2023 and 2024.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 14, 2024, the Company’s Board of Directors approved the proposed appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The services previously provided by Baker Tilly US, LLP (“Baker Tilly”) were subsequently provided by Marcum Asia. On February 14, 2024, the Company’s Board of Directors dismissed Baker Tilly as its independent registered public accounting firm, effective immediately.

The reports of Baker Tilly on the financial statements of the Company for the fiscal years ended April 30, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports expressed substantial doubt regarding the Company’s ability to continue as a going concern. Furthermore, during the fiscal years ended April 30, 2022 and 2023, and in the subsequent interim period through February 14, 2024, there were no disagreements with Baker Tilly on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended April 30, 2022 and 2023, or in the subsequent interim period thereafter through February 14, 2024.

The Company provided Baker Tilly with a copy of the forgoing disclosure and requested Baker Tilly to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Baker Tilly agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Baker Tilly’s letter, dated February 20, 2024, is filed as Exhibit 16.1 to the Form 6-K filed with the Securities Exchange Commission on February 20, 2024.

During the Company’s two most recent fiscal years and the subsequent interim period thereafter through February 20, 2024, neither the Company nor anyone acting on the Company’s behalf, consulted Marcum Asia with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of five directors, two of which are considered “independent”, as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “-Board of Corporate Auditors” below for additional information.

●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors and corporate auditors, and other compensation related matters.

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 33 1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have no more than ten, directors on our board of directors. Our board of directors is currently comprised of nine directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director is two years and expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a president, a Chief Operating Officer (Torishimariyaku Shacho), or one or more executive chairmen, Chief Executive Officer(s) (Torishimariyaku Kaicho), vice president(s) (Torishimariyaku Fukushacho), senior managing director(s) (Senmu torishimariyaku) and managing director(s) (Jomu Torishimariyaku).

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of five directors, three of whom (Yoichi Ochiai, Taiichiro Murakami and Takayuki Hosshi) are considered non-independent directors and two of which (Yusuke Murata and Masayo Takahashi), are considered “independent”, as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside director under the Companies Act.

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

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

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

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of our Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

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

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules. There are certain significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by Pixie Dust Technologies. See Item 6.C., “Board Practices,” including the table showing such significant differences, which table is incorporated herein by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by our directors, corporate auditors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Japan, and the Nasdaq listing standards. A copy of our Insider Trading Policy can be found at Exhibit 11.2 attached hereto.

ITEM 16K. CYBERSECURITY

We have implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

We consider cybersecurity risk through our Risk Compliance Committee as part of its risk oversight function. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The Information System Division has primary responsibility for our overall cybersecurity risk management program. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

PIXIE DUST TECHNOLOGIES., INC.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of PIXIE DUST TECHNOLOGIES., INC. (the “Company”) as of April 30, 2024, the related statements of operations, stockholders’ equity and cash flows for the year ended April 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024, and the results of its operations and its cash flows for the year ended April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

Beijing, China

August 22, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Pixie Dust Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Pixie Dust Technologies, Inc. (the “Company”) as of April 30, 2023, the related statements of operations, stockholders’ equity and cash flows, for each of the two years in the period ended April 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We served as the Company’s auditor from 2021 to 2024.

Irvine, California

November 16, 2023

Pixie Dust Technologies, Inc.

Balance Sheets

	As of April 30,
	2023	2024
	JPY	JPY	US$ (Note 2)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	¥2,135,513	¥1,607,763	$10,205
Accounts receivable - trade	198,892	244,993	1,555
Inventories	123,119	158,780	1,008
Deferred offering costs	260,689	—	—
Consumption tax refund	144,752	120,284	764
Prepaid expenses and other current assets	181,450	103,315	656
Total current assets	3,044,415	2,235,135	14,188
Property and equipment, net	507,778	576,868	3,662
Intangible assets, net	14,068	19,256	122
Operating lease right-of-use assets, net	46,046	410,411	2,605
Other assets	105,347	140,931	894
Total assets	¥3,717,654	¥3,382,601	$21,471
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	¥549,449	¥243,511	$1,546
Accrued expenses and other current liabilities	147,315	96,182	610
Current portion of operating lease liabilities	56,527	105,230	668
Current portion of long-term borrowings	1,013,332	13,332	85
Total current liabilities	1,766,623	458,255	2,909
Deferred tax liabilities	831	831	5
Long-term borrowings, net of current portion	21,113	1,007,781	6,397
Operating lease liabilities, net of current portion	5,956	396,199	2,515
Other liabilities	24,705	94,038	597
Total liabilities	1,819,228	1,957,104	12,423
Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock, no par value; 52,142,400 shares authorized; 13,035,600 shares issued and outstanding at April 30, 2023, and 14,869,067 shares issued and outstanding at April 30, 2024	¥100,000	¥50,647	$321
Additional paid-in capital	6,180,678	7,731,638	49,077
Accumulated deficit	(4,382,252)	(6,356,788)	(40,350)
Total stockholders’ equity	1,898,426	1,425,497	9,048
Total liabilities and stockholders’ equity	¥3,717,654	¥3,382,601	$21,471

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

Statements of Operations

	Year Ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$ (Note 2)
	(in thousands, except share and per share data)
Revenue:
Services	¥636,265	¥521,763	¥469,867	$2,983
Products	—	182,949	523,154	3,320
Total revenue	636,265	704,712	993,021	6,303
Costs and Expenses:
Cost of services	206,604	65,605	45,474	289
Cost of products	—	77,035	286,428	1,818
Research and development	694,072	686,557	512,997	3,256
Selling, general and administrative expenses	833,305	1,856,056	2,155,860	13,684
Total costs and expenses	1,733,981	2,685,253	3,000,759	19,047
Loss from operations	(1,097,716)	(1,980,541)	(2,007,738)	(12,744)
Interest expense	(24,777)	(28,748)	(31,365)	(199)
Other income, net	13,025	43,798	64,567	409
Loss before income taxes	(1,109,468)	(1,965,491)	(1,974,536)	(12,534)
Income tax expense	—	—	—	—
Net loss	¥(1,109,468)	¥(1,965,491)	¥(1,974,536)	$(12,534)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	6,000,000	6,771,025	14,359,123	14,359,123
Net loss per share attributable to common stockholders, basic and diluted	¥(184.91)	¥(290.28)	¥(137.51)	$(0.87)

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

Statements of Stockholders’ Equity

	Stock Class
	Series C convertible preferred stock		Series B convertible preferred stock		Series BB convertible preferred stock		Series A convertible preferred stock		Series AA convertible preferred stock		Common stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
		JPY		JPY		JPY		JPY		JPY		JPY	JPY	JPY	JPY
	(in thousands, except share data)
Balance, May 1, 2021	—	¥—	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥3,946,038	¥(1,307,293)	¥2,738,745
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,109,468)	(1,109,468)
Balance, April 30, 2022	—	—	2,212,800	—	242,400	—	2,760,000	—	666,600	—	6,000,000	100,000	3,946,038	(2,416,761)	1,629,277
Issuance of convertible preferred stock, net	1,153,800	1,089,380	—	—	—	—	—	—	—	—	—	—	1,079,723	—	2,169,103
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	65,537	—	65,537
Conversion of all series preferred stock to common stock	(1,153,800)	(1,089,380)	(2,212,800)	—	(242,400)	—	(2,760,000)	—	(666,600)	—	7,035,600	1,089,380	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	(1,089,380)	1,089,380	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,965,491)	(1,965,491)
Balance, April 30, 2023	—	—	—	—	—	—	—	—	—	—	13,035,600	100,000	6,180,678	(4,382,252)	1,898,426
Issuance of common stock upon initial public offering, net of offering costs	—	—	—	—	—	—	—	—	—	—	1,666,667	974,971	488,743	—	1,463,714
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	3,577	—	3,577
Vesting of option purchase consideration	—	—	—	—	—	—	—	—	—	—	—	—	3,234	—	3,234
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	166,800	16,071	15,011	—	31,082
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	(1,040,395)	1,040,395	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,974,536)	(1,974,536)
Balance, April 30, 2024	—	¥—	—	¥—	—	¥—	—	¥—	—	¥—	14,869,067	¥50,647	¥7,731,638	¥(6,356,788)	¥1,425,497
Balance at April 30, 2024-
Convenience translation into US dollars (Note2) -Thousand USD	—	$—	—	$—	—	$—	—	$—	—	$—	14,869,067	$321	$49,077	$(40,350)	$9,048

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

Statements of Cash Flows

	Year Ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$ (Note 2)
	(in thousands)
Cash flows from operating activities:
Net loss	¥(1,109,468)	¥(1,965,491)	¥(1,974,536)	$(12,534)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75,182	110,576	189,718	1,204
Stock-based compensation	—	65,537	3,577	23
Foreign exchange remeasurement gains	—	—	(34,611)	(220)
Change in fair value of warrants liabilities	—	—	(21,614)	(137)
Asset retirement obligation accretion	599	715	1,864	12
Other	311	34	(17)	(0)
Changes in operating assets and liabilities:
Accounts receivable - trade	(67,236)	(116,108)	(46,101)	(293)
Inventories	(17,674)	(99,814)	(35,661)	(226)
Consumption tax refund	(38,485)	(96,428)	24,468	155
Prepaid expenses and other current assets	22,197	(104,037)	78,135	496
Operating lease right-of-use assets, net	(283,840)	56,147	124,551	791
Other assets	(13,037)	3,496	(35,584)	(226)
Accounts payable	9,969	422,999	(271,102)	(1,721)
Accrued expenses and other current liabilities	42,663	(27,568)	(43,319)	(275)
Operating lease liabilities	303,493	(63,500)	(49,970)	(317)
Net cash used in operating activities	(1,075,326)	(1,813,442)	(2,090,202)	(13,268)
Cash flows from investing activities:
Purchases of property and equipment	(70,484)	(80,360)	(172,878)	(1,097)
Proceeds from sales of property and equipment	—	—	69	0
Purchases of intangible assets	(4,218)	(8,924)	(11,102)	(70)
Net cash used in investing activities	(74,702)	(89,284)	(183,911)	(1,167)
Cash flows from financing activities:
Proceeds from borrowings	250,000	250,000	—	—
Repayments of borrowings	(300,000)	(5,555)	(13,332)	(85)
Repayments of finance lease liabilities	(4,766)	(14,315)	(15,039)	(95)
Payments of offering costs	(65,344)	(158,957)	(240,900)	(1,529)
Proceeds from issuance of convertible preferred stock, net	—	2,171,103	—	—
Proceeds from issuance of common stock upon initial public offering - net of underwriting discounts and commissions	—	—	1,949,941	12,377
Proceeds from issuance of common stock upon exercise of stock option	—	—	31,082	197
Net cash (used in) provided by financing activities	(120,110)	2,242,276	1,711,752	10,865
Effect of exchange rate changes on cash and cash equivalents	—	—	34,611	220
Net (decrease) increase in cash and cash equivalents	(1,270,138)	339,550	(527,750)	(3,350)
Cash and cash equivalents at beginning of year	3,066,101	1,795,963	2,135,513	13,555
Cash and cash equivalents at end of year	¥1,795,963	¥2,135,513	¥1,607,763	$10,205
Supplemental disclosures of cash flows information:
Cash paid during the year for:
Interest	¥24,777	¥28,748	¥31,365	$199
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	¥347,445	¥9,573	¥488,916	$3,103
Reduction of operating lease right-of-use asset related to remeasurement of lease liability	—	947,390	—	—
Property and equipment acquired under finance leases	47,147	3,996	—	—
Purchases of property and equipment included in accounts payable	2,258	4,299	2,422	15
Purchases of intangible assets included in accounts payable	1,970	496	—	—
Change in estimate for asset retirement obligations	—	10,158	—	—
Asset retirement obligation incurred	5,526	—	82,440	523
Conversion of convertible preferred stock to common stock	—	1,089,380	—	—
Offering costs included in accounts payable, accrued expenses and other current liabilities	9,680	38,387	1,411	9

The accompanying notes are an integral part of these financial statements.

Pixie Dust Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business

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

The Company’s fiscal year-end is April 30. The Company is headquartered in Japan. For the years ended April 30, 2022, 2023 and 2024, there are no subsidiaries to be consolidated for the Company.

●	Initial Public Offering (“IPO”)

On August 3, 2023, the Company completed its IPO, in which the Company issued and sold 1,666,667 shares of common stock represented by American Depositary Shares (ADSs) at a price to the public of $9.00 per ADS. Each ADS represents one common stock. The Company’s ADSs are traded on the Nasdaq Capital Market under the symbol “PXDT”. The Company received aggregate net proceeds of ¥1,463,714 thousand ($9,291 thousand) after deducting underwriting discounts, commissions and other offering costs.

2.	Summary of Significant Accounting Policies

●	Basis of Presentation and Preparation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. The reclassifications were not material to the financial statements.

●	Liquidity and Going Concern

The Company has incurred recurring loss from operations and negative cash flows from operating activities since inception. As of April 30, 2024, the Company had an accumulated deficit of ¥6,356,788 thousand ($40,350 thousand) and cash and cash equivalents of ¥1,607,763 thousand ($10,205 thousand).

The Company does not expect that its cash and cash equivalents as of April 30, 2024 will enable it to fund its operating expenses, debt obligations and capital expenditures for at least 12 months following the issuance date of these financial statements. As the Company focuses on developing and commercializing its own products, the Company has devoted substantial resources to research and development testing, and commercialization of its products. These operating costs have adversely affected and may continue to adversely impact on financial performance. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.

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

On May 31, 2024, the Company fully repaid the borrowing amount of ¥1,000,000 thousand ($6,348 thousand) under the original and amended terms of the existing long-term borrowing agreement. Contemporaneously, on May 31, 2024, the Company executed a new debt agreement with the same lender for the same borrowing principal amount of ¥1,000,000 thousand ($6,348 thousand). The new debt will mature on September 30, 2025. As a consequence, there was no material impact on the Company’s cash position. See Note 9, Borrowings, for further detail. There are currently no other written agreements in place for such funding or issuance of securities and there can be no assurance that such plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of these financial statements.

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

●	Convenience Translation

The functional and reporting currency of the Company is the Japanese yen (JPY), the currency of the country in which the Company is incorporated and principally operates. Translations of the Balance Sheets, the Statements of Operations, the Statements of Stockholders’ Equity and the Statements of Cash Flows from JPY into US$ as of and for the year ended April 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=JPY 157.54, representing the index rates stipulated by the federal reserve board/ the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on April 30, 2024. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US$ at that rate on April 30, 2024, or at any other rate.

●	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, impairment of long-lived assets, revenue recognition, measuring the fair value of warrant liabilities, measuring operating lease right-of-use assets and operating lease liabilities, stock-based compensation and valuation of deferred tax assets. Actual results could materially differ from the Company’s estimates, and there may be changes to the estimates in future periods. Management bases these estimates and assumptions that it believes reasonable under the circumstances.

●	Risks and Uncertainties

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

The Company generated 80%, 63% and 42% of its total revenue from commissioned research and development fees from its partners for the years ended April 30, 2022, 2023 and 2024 respectively. The Company launched multiple products from the second half of the fiscal year 2023 and on, which resulted in product sales accounting for 53% of the Company’s total revenue in the year ended April 30, 2024. The Company’s customers are primarily located in Japan.

●	Concentrations of Credit Risk

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

●	Concentrations of Customers

There were three customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the years ended April 30, 2022 and 2023, and two customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the year ended April 30, 2024 as follows:

	Year ended April 30,
	2022	2023	2024
Customer A	23.3%	11.9%	*
Customer B	20.5%	11.0%	*
Customer C	10.5%	20.5%	15.6%
Customer D	*	*	14.6%
Total	54.3%	43.4%	30.2%

There were two customers and one customer from whom accounts receivable individually represent greater than 10% of the total accounts receivable - trade as of April 30, 2023 and 2024 respectively as follows:

	As of April 30,
	2023	2024
Customer C	33.2%	18.4%
Customer E	14.0%	*
Total	47.2%	18.4%

*	The percentage was below 10% for the period.

The Company monitors the financial conditions of these customers, which have been in good credit standing.

●	Foreign Currency Transactions

Gains and losses resulting from foreign currency transactions are recognized in the Statements of Operations. Foreign currency-denominated assets and liabilities are remeasured to the functional currency using the exchange rate at the balance sheet date and gains or losses are recorded in the Statements of Operations. Gains and losses resulting from foreign currency transactions for the years ended April 30, 2022 and 2023 were not material and for the year ended April 30, 2024 was ¥29,282 thousand ($186 thousand).

●	Segment Information

The Company operates in one segment. The Company generates revenue from the research and development services and sales of products using its core wave control technology. The Company’s Chief Operating Decision Maker (CODM) is a joint role shared by the Chief Executive Officer and Chief Operating Officer, who is ultimately responsible for and actively involved in the allocation of resources and the assessment of our performance. The fact that we operate in only one reportable segment is based on the following:

●	The CODM evaluates financial information and performance at the entity-wide level at which discrete financial information is available, and no expense or operating income is evaluated at a field, revenue type, or product level.

●	The decisions on allocation of resources and other operational decisions are made by the CODM based on his direct involvement with its operations and product development.

●	Substantially all of the Company’s consolidated operating activities, including its long-lived assets, are located within Japan.

●	Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a remaining maturity date upon acquisition of three months or less to be cash equivalents and are stated at cost, which approximates fair value. The Company’s cash and cash equivalents include cash on hand, demand deposits, and time deposits maintained at various financial institutions. As of April 30, 2023 and 2024, the cash equivalents consist of the time deposit of ¥50,002 thousand and ¥0, respectively.

●	Accounts Receivable - trade

Accounts receivable consists of receivables from customers and credit card receivables for services provided by the Company for which payment is outstanding. Accounts receivables are recorded at the invoiced amount, which does not bear interest, less an allowance for any potentially uncollectible accounts under the current expected loss allowance methodology and discloses the net amount of the financial instrument expected to be collected. See Note 2, Summary of Significant Accounting Policies — “Recently Adopted Accounting Pronouncements,” for further detail on the current expected loss allowance methodology.

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts receivable and determined based on historical collection experience, age of the receivable, current economic conditions, and the Company’s expectation for future economic conditions. The Company did not have any material amount of allowance for credit losses as of April 30, 2023 and 2024. Accounts receivable considered uncollectible are charged against the allowance for doubtful accounts when identified.

●	Inventories

Inventories are comprised of finished goods, work in process and raw materials which are stated at the lower of cost or estimated net realizable value using the weighted-average method.

The Company periodically reviews its inventory for potential impairment and adjusts inventory, if necessary, to net realizable value based on customer orders on hand, and internal demand forecasts using management’s best estimates given the information currently available. There is no reserve as of April 30, 2023 and 2024.

●	Consumption tax refund

The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the Japanese tax law. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for a consumption tax refund from the tax authorities for excess input consumption tax.

●	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of lease deposits (see Note 7) and prepaid service fees. Prepaid service fees represent amounts paid to vendors for services to be received over the contract period. The asset is generally recorded as an expense ratably over the contract period.

●	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets which are not subject to depreciation, such as land and construction in progress, depreciation is computed on a straight-line basis or declining-balance method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the asset’s estimated useful lives or the remaining lease term. Maintenance and repairs are charged to operations as incurred.

Useful lives of property and equipment are as follows:

Estimated useful life
Land	Infinite
Buildings and improvements	5-19 years
Leasehold improvements	Lesser of estimated useful life or the remaining lease term
Vehicles	2-6 years
Tools and fixtures	2-15 years

Land is not depreciated and construction in progress is not depreciated until placed in service, at which time it is assigned a useful life consistent with the nature of the asset. Construction in progress as of April 30, 2023 relates to the design and construction of a mold for new product. No interest was capitalized for construction in progress during the year ended April 30, 2023. There was no construction in progress balance as of April 30, 2024.

●	Intangible Assets, Net

Patents

Patent costs, including legal costs and filing fees, are capitalized when the Company determines there will be a future benefit derived from such assets. These costs are amortized on a straight-line basis over their expected useful lives of 8 years. For the years ended April 30, 2022 and 2023, all patent costs were expensed due to the uncertainty of successful development of products based on the status of the Company’s research and development efforts or the uncertainty of future economic benefits and were recorded as selling, general and administrative expenses in the Statements of Operations. For the year ended April 30, 2024, patent costs of ¥2,030 thousand ($13 thousand) were capitalized.

Other intangible assets

Intangible assets consist of internal-use software purchased from external parties. Amortization is computed using the straight-line method over the estimated useful lives of up to 5 years.

●	Leases

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

The Company’s finance leases are included in property and equipment, net, accrued expenses and other current liabilities, and other liabilities in the Balance Sheets. The present value of the finance lease payments is calculated using IBR in the lease. Finance lease right-of-use assets are amortized on a straight-line basis over the earlier of the end of the useful life of the right-of-use asset or the end of the lease term and the carrying amount of the lease liability is adjusted to reflect interest, which is recorded as interest expense.

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

Separately, beginning in 2023 upon launch of new product, the Company is a lessor pertaining to some product rental arrangements. However, the value of assets used to generate rental revenue for the years ended April 30, 2023 and 2024 were immaterial.

●	Impairment or Disposal of Long-Lived Assets

The Company’s long-lived assets are comprised of property and equipment, including leasehold improvements, right-of-use assets and definite-lived intangible assets. Long-lived assets are reviewed for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparing the carrying amounts of the asset group to the future undiscounted cash flows attributable to these assets. An impairment loss is recognized to the extent an asset group is not recoverable and the carrying amount exceeds the projected discounted future cash flows arising from these assets. There were no impairments of long-lived assets for the years ended April 30, 2022, 2023 and 2024.

●	Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings, including the IPO, as deferred offering costs until such financings are consummated. After the consummation of the equity financing, these costs will be recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of financing. In August 2023, the Company completed its IPO. See Note 1, Description of Business, for further detail.

●	Other Assets

Other Assets primarily include advance payments paid to third-party vendors or deposit to the landlord.

●	Asset Retirement Obligations

The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value, and the capitalized cost is depreciated over the asset’s useful life.

●	Stock -Based Compensation

The Company’s stock-based awards consist of stock options issued to employees and non-employees. The Company measures the estimated fair value of the stock-based awards on the date of grant. It recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. The Company records expenses for awards with service-based vesting using the straight-line method over the requisite service period. For awards with performance conditions, compensation expense is recognized when the condition is probable of being achieved, or in the case of a liquidity event, when the liquidity event occurs. The Company accounts for forfeitures as they occur.

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

●	Revenue Recognition

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

Nature of Goods and Services

The Company primarily generates its revenues through product sales, commissioned research and development, solution services, guest speaker services, and membership services. The Company’s contracts for these goods and services, with the exception of rights of return for product sales, generally have fixed consideration and do not contain provisions that are dependent on the outcome of a future event that needs to be estimated.

Product Revenue:

●	Product Sales

Product sales are primarily comprised of kikippa, SonoRepro and iwasemi. These products are either sold directly to customers through ecommerce platforms, to intermediaries or directly to businesses. The Company’s product sale contracts only offer standard assurance-type warranties which are not accounted for as a separate performance obligation and do not contain acceptance clauses.

The standard terms and conditions of sale do not contain a right of return that allows the customer to return products and receive a credit, with the exception of limited rights of return through certain e-commerce platforms. Sales returns are recorded as a reduction of revenue and cost of sales and are estimated and recorded based on historical sales and returns information. An estimated return liability along with a right to recover assets are recorded for future product returns. As of April 30, 2023 and 2024, the Company had a refund liability of ¥4,959 thousand and ¥2,510 thousand ($16 thousand), respectively, included in accrued expense and other current liabilities in the Balance Sheets. The Company generally does not provide discounts and sales incentives that are contingent on future events.

Revenue from ecommerce sales is recognized either at the time of shipment or at the time of delivery of the product to the end customer, depending on the terms of the contract. The Company elected the practical expedient to account for shipping and handling activities that occur after the customer has obtained control of goods as a fulfillment activity.

For products sold directly to businesses, the Company recognizes revenue from product sales to businesses at the point of delivery of the product to the business. All contracts with businesses have fixed consideration.

The Company also entered into certain product rental arrangements and earned product rental revenue for the years ended April 30, 2023 and 2024. The revenue generated from these arrangements was immaterial.

For products sold to intermediaries, which is identified as the Company’s customer, the Company recognizes product revenue at the time of delivery of the product to the intermediary, upon transferring control of the goods. The intermediary then resells the product to the end user. The Company has no control over the delivery of the product to the end user as evidenced by the intermediary’s ability to direct the use of and obtain substantially all of the remaining benefits from the product. The Company is the principal for the transactions with the intermediary and recognizes revenue on a gross basis. Additionally, there is no right of return for products delivered to the intermediary and payment to the Company is not contingent upon sales to end users. The transaction price is fixed in the contract with the intermediary.

The Company’s certain product sold also includes on-premises gamma wave sound technology, which provides users of the product with a right to use the technology as it exists when made available to the user. Users may purchase perpetual licenses or subscribe to shorter term licenses to the technology, which provide users with the same functionality and differ mainly in the duration over which the user benefits from the technology. The transaction price for the license is fixed, and revenue from distinct on-premises technology is recognized at the point in time when the technology is made available to the user.

Service Revenue:

●	Commissioned research and development

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

●	Solution services

The Company receives compensation from customers through providing its solution services by utilizing its own technologies. For the year ended April 30, 2022, the Company’s solution services are principally hackke and magickiri services, which utilize the Company’s sensing technologies. Beginning in April 2023, there were no outstanding contracts for magickiri, and the Company no longer generates revenue from magickiri services. For the years ended April 30, 2023 and 2024, the Company’s solution services were primarily comprised of hackke service and VUEVO service.

For hackke service and VUEVO services, the Company identifies two performance obligations, which are sales of the devices and providing the system usage service to the customer. The transaction price is allocated among the performance obligations based on the estimated standalone selling price (“SSP”) of each obligation. For hackke service, the Company determines the SSP by using the adjusted market assessment approach utilizing similar equipment for the dedicated device and the residual approach for the system usage service. For the VUEVO service, the SSP is determined using the cost plus margin approach. For the sales of dedicated devices, revenue is recognized at a point in time when the devices are delivered and acceptance is completed and is classified as product revenue. For system usage services, revenue is recognized on a monthly basis as access rights are granted on a monthly basis and classified in service revenue. For the magickiri service, the Company provides primarily planning services and monitoring services, which monitors human behavior and analyzes the customer’s own environment on the customer’s behalf. For both the planning and monitoring services, the revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed. For certain planning service contracts, the Company recognizes revenue over time using the “as invoiced” practical expedient.

●	Guest speaker services

The guest speaker services are provided by the Company’s management for several media and external events managed by a third party. This service helps the Company promote its business. The revenue from guest speaker services is recognized at a point in time when the service is delivered.

●	Membership services

The Company operates a membership forum, “Pixie Nest.” Membership contracts are generally for a one-year term. The Company holds forums to discuss future direction and recommendations on social issues it aims to solve by utilizing its technologies. The Company recognizes revenue over time over the membership period.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	USD
	(in thousands)
Product sales	¥—	¥182,949	¥523,154	$3,320
Commissioned research and development	508,906	441,687	418,254	2,656
Solution services	82,657	43,873	28,114	178
Guest speaker services	29,452	28,453	23,499	149
Membership services	15,250	7,750	—	—
Total revenue	¥636,265	¥704,712	¥993,021	$6,303

Contract Balance

Contract balances typically arise when there is a timing difference between the transfer of control to the customer and the receipt of consideration. The Company did not have contract assets as of April 30, 2023 and 2024. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment. With respect to payment terms, payments for all services revenue streams are generally collected in the following month from the invoice date. For product sales directly to businesses, the payment term is typically thirty days. For ecommerce product sales, the payment term is within a month. Certain product and service contracts require nonrefundable advance payments from the customer. If the Company receives payments before the performance obligation is satisfied, contract liabilities are recorded. Contract liabilities are included in accrued expenses and other current liabilities on the Balance Sheets and are expected to be recognized as revenue within one year. There are no significant financing components because the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service is short-term. The Company applied the practical expedient available under Accounting Standards Codification (“ASC”) 606 that permits the Company not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The following table summarizes the change in contract liabilities for the years ended April 30, 2022, 2023 and 2024.

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$
	(in thousands)
Beginning balance	¥10,038	¥12,572	¥4,668	$30
Revenue earned	(97,206)	(36,640)	(28,514)	(182)
Deferral of revenue	99,740	28,736	30,369	193
Ending balance	¥12,572	¥4,668	¥6,523	$41

Contract Costs

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if we expect the period of benefit of those costs to be longer than one year and those costs are expected to be recoverable under the term of the contract. The Company did not identify any sales commission plans and third-party referrals that meet the requirements to be capitalized, and therefore, there were no capitalized contract costs as of April 30, 2023 and 2024.

●	Cost of Services

Cost of services consists primarily of outsourcing costs, depreciation and amortization, supply expenses, personnel costs, and related costs that are attributable to providing the Company’s services.

●	Cost of Products

Cost of products consists primarily of material costs, outsourcing costs, depreciation and amortization, supply expenses and related costs that are attributable to production.

●	Research and Development Costs

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

●	Selling, General and Administrative Expenses

Selling expenses primarily consist of advertising and marketing expenses and personnel costs for sales and marketing staff. Advertising costs are generally expensed as incurred. For the years ended April 30, 2022, 2023 and 2024, advertising expenses totaled ¥9,465 thousand, ¥497,753 thousand and ¥509,256 thousand ($3,233 thousand), respectively.

General and administrative expenses consist of (1) personnel costs and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, and (2) costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental, and other general corporate-related expenses.

●	Income Taxes

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

●	Net Loss per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock equivalents of potentially diluted securities outstanding for the period determined using the treasury-stock methods. Basic and diluted net loss per share attributable to common stockholders are presented in conformity with the two-class method required for participating securities. The Company’s shares of convertible preferred stock were participating securities as defined by ASC 260, Earnings per Share. The Company’s basic and diluted net loss per share were the same because the Company generated a net loss for all periods and potentially dilutive securities are excluded from diluted net loss per share as a result of their anti-dilutive impact. Net loss is attributable entirely to common stockholders. It is not allocated to the convertible preferred stock as the holders do not have a contractual obligation to share in the Company’s losses.

●	Government Assistance

Government subsidies are recognized in the period when there is reasonable assurance that the conditions to the subsidy will be met and that the subsidy will be received. Government subsidies are recorded as other income in the Statements of Operations. The Company primarily receives subsidies related to the research and development in the medical field at research institutions and the environment for such research and development. The amount received is typically based on the estimated cost of the associated project, or actual costs after the project has been completed. The Company typically has to meet certain requirements, such as performance reporting of the associated project, to receive or retain the government assistance. Subsidies income recognized for the years ended April 30, 2022, 2023 and 2024 were immaterial.

●	Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. The Company adopted this ASU on May 1, 2023 and has applied the guidance prospectively. The Company’s expected loss allowance methodology is developed using an aging method and historical loss rates, adjusted for current economic conditions and expectations of future economic conditions considering economic variables such as gross domestic product and interest rates. The Company has determined that the adoption of ASU 2016-13 had no material impact on the Company’s financial statements and related disclosures.

●	Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require companies with a single reportable segment to provide all disclosures required by this amendment. The amendments in the ASU require that a public entity discloses, on an annual and interim basis, significant segment expenses that are regularly provided to an entity’s CODM, a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. The Company does not expect the adoption of ASU No. 2023-07 to have a material impact on the Company’s financial statements or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and disclosures of income taxes paid by jurisdiction. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. The Company does not expect the adoption of ASU No. 2023-09 to have a material impact on the Company’s financial statements or disclosures.

3.	Fair Value Measurements

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

Certain assets, including the right-of-use assets, property and equipment, and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended April 30, 2022, 2023 and 2024, no impairments were identified on those assets required to be measured at fair value on a non-recurring basis.

●	Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, accounts receivable-trade, accounts payable, accrued expenses, warrants liabilities and long-term borrowings. The carrying values of the Company’s financial instruments, excluding long-term borrowings and warrant liabilities, approximate their fair value due to the short-term nature of those instruments. The fair value of time deposits, included in cash equivalents, is based on the discounted value of contractual cash flows based on the borrowing rates available for debt with similar terms and maturities and is considered Level 2. The carrying value of long-term borrowings approximates the fair value at each balance sheet date because the contractual interest rate of the debt approximates the market interest rate at which the Company can borrow similar debt.

On July 31, 2023, the Company executed a contract agreeing to issue warrants to the Representative of the underwriters to purchase 50,000 ADSs, which is equal to 3% of the 1,666,667 ADSs sold in the Offering (“Representative’s Warrants”). The Representative’s Warrants is exercisable for five years from the legal issuance of the warrants. The initial exercise price of warrants is $11.25 per ADS. The fair value of the warrants has been estimated using the Black-Scholes Option Pricing Model, which requires assumptions including the Company’s estimate of expected volatility of 42% and risk-free interest rate of 4.3% at the time of valuation. These estimates involve inherent uncertainties and the application of management’s judgment and classified as Level 3 of the fair value hierarchy.

The Company estimated the fair value of the warrants at the IPO date to be ¥23,025 thousand ($146 thousand), which was included in the offering costs as a reduction from the proceeds of the offering. The Representative’s Warrants are recorded in the accrued expenses and other current liabilities in the Balance Sheet as of April 30, 2024 and not material. The Representative’s Warrants are recorded as liabilities measured at fair value at each reporting date, with changes in fair value recorded in earnings. The Company recorded a gain of ¥21,614 thousand ($137 thousand) related to the change in fair value of warrants liabilities for the year ended April 30, 2024, which is included in other income, net in the Statements of Operations.

The issuance of the Representative’s Warrants is subject to certain required procedures and approval under Japanese law, which was not completed as of April 30, 2024, and none of the Representative’s Warrants were legally issued or outstanding as of April 30, 2024.

4.	Inventories

Inventories are comprised as follows as of April 30, 2023 and 2024: Finished goods include iwasemi products, the dedicated location measurement devices required to provide hackke services, SonoRepro devices and VUEVO devices. Work in process mainly consists of items related to the manufacturing of the devices. Raw materials include components related to hackke and SonoRepro.

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Finished goods	¥118,984	¥154,801	$983
Work-in-process	37	37	0
Raw materials	4,098	3,942	25
Total	¥123,119	¥158,780	$1,008

5.	Property and Equipment, Net

As of April 30, 2023 and 2024, property and equipment consist of the following:

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Land	¥218,980	¥218,980	$1,390
Buildings and improvements	161,503	161,503	1,025
Leasehold improvements	98,626	193,982	1,231
Vehicles	7,954	7,954	50
Tools and fixtures	341,076	400,060	2,540
Construction in progress	4,400	—	—
Total property and equipment	832,539	982,479	6,236
Less: Accumulated depreciation and amortization	(324,761)	(405,611)	(2,574)
Property and equipment, net	¥507,778	¥576,868	$3,662

Depreciation and amortization expense was ¥73,034 thousand, ¥107,575 thousand and ¥184,298 thousand ($1,170 thousand) for the years ended April 30, 2022, 2023 and 2024, respectively.

6.	Intangible Assets, Net

Intangible assets consist of the following as of April 30, 2023 and 2024:

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Software
Gross carrying amount	¥21,300	¥29,878	$190
Accumulated amortization	(7,232)	(12,398)	(79)
Net book value	¥14,068	¥17,480	$111
Patent
Gross carrying amount	¥—	¥2,030	$13
Accumulated amortization	—	(254)	(2)
Net book value	¥—	¥1,776	$11
Intangibles total
Gross carrying amount	¥21,300	¥31,908	$203
Accumulated amortization	(7,232)	(12,652)	(81)
Net book value	¥14,068	¥19,256	$122

As of April 30, 2023 and 2024, the weighted average remaining useful lives for software was 3.9 years and 3.7 years, respectively. As of April 30, 2024, the weighted average remaining useful lives for patent was 7 years.

The amortization expense was ¥2,148 thousand, ¥3,001 thousand and ¥5,420 thousand ($34 thousand) for the years ended April 30, 2022, 2023 and 2024, respectively. No impairment losses were recognized for the years ended April 30, 2022, 2023 and 2024.

The expected aggregate amortization expense for the years following April 30, 2024 are as follows:

	JPY	USD
	(in thousands)
Year ending April 30,
2025	¥5,442	$35
2026	4,938	31
2027	4,098	26
2028	3,218	20
2029	1,053	7
Thereafter	507	3
Total	¥19,256	$122

7.	Leases

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

Finance Leases

The Company’s finance right-of-use assets and lease liabilities are as follows:

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Finance lease right-of-use assets, net (1)	¥35,824	¥21,956	$139
Current portion of finance lease liabilities (2)	15,004	14,288	91
Finance lease liabilities, net of current portion (3)	24,705	10,383	65

(1)	Included in “Property and equipment, net” in the Balance Sheets.
(2)	Included in “Accrued expenses and other current liabilities” in the Balance Sheets.
(3)	Included in “Other liabilities” in the Balance Sheets.

The components of lease costs are as follows:

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$
Finance lease cost	(in thousands)
Amortization of right-of-use assets	¥4,511	¥13,484	¥13,868	$88
Interest on lease liabilities	548	1,275	940	6
Total	¥5,059	¥14,759	¥14,808	$94

Supplemental information related to finance leases is as follows:

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities	¥4,766	¥14,315	¥15,039	$95
Finance lease right-of-use assets obtained in exchange for lease liabilities	47,147	3,996	—	—
Weighted average remaining lease term (in years)	3.7	2.7	1.8
Weighted average discount rate (IBR)	2.56%	2.59%	2.58%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to April 30, 2024 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2025	¥14,869	$94
2026	10,001	63
2027	456	3
2028	114	1
Total	25,440	161
Less: Interest component	(769)	(5)
Present value of minimum lease payments	¥24,671	$156

Operating Leases

New Office Lease

On February 28, 2023, the Company signed a lease agreement for the new head office with a commencement date of June 1, 2023 and an expiration date of May 31, 2028, without an option to renew. This resulted in increases to the operating lease ROU asset of ¥485,848 thousand ($3,084 thousand) and operating lease liability of ¥485,848 thousand ($3,084 thousand) on June 1, 2023, which was measured using the Company’s incremental borrowing rate of 2.95%. The security deposit of ¥137,562 thousand ($873 thousand) was also recorded to the other assets, non-current, on the Balance Sheet as of April 30, 2024. The previous lease contract for the old office terminated on December 31, 2023, upon which the security deposit of ¥106,723 thousand, which was recorded to prepaid expense and other current assets on the Balance Sheet as of April 30, 2023, was fully refunded to the Company.

Payments under the Company’s lease arrangements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities. Variable lease costs include property taxes and utilities.

The components of the operating lease expenses reflected in the Statements of Operations for the years ended April 30, 2022, 2023 and 2024 were as follows:

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$
Fixed lease cost	¥88,273	¥86,882	¥139,742	$887
Variable lease cost	4,010	5,262	4,963	31
Short-term cost	304	96	238	2
Total	¥92,587	¥92,240	¥144,943	$920

Supplemental information related to operating leases is as follows:

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$
Cash paid for amounts included in the measurement of lease liabilities	¥88,273	¥86,882	¥139,742	$887
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	347,445	9,573	488,916	3,103
Weighted average remaining lease term (in years)	14.2	1.0	4.0
Weighted average discount rate-operating lease (IBR)	2.24%	2.91%	2.95%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to April 30, 2024 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2025	¥142,716	$906
2026	140,156	890
2027	137,359	872
2028	136,956	869
Total	557,187	3,537
Less: Interest component	(55,758)	(354)
Present value of minimum lease payments	¥501,429	$3,183

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Wages and paid leave	¥45,612	¥49,199	$312
Asset retirement obligation	33,852	—	—
Other	67,851	46,983	298
Total	¥147,315	¥96,182	$610

9.	Borrowings

Long-term borrowings consist of the following as of April 30, 2023 and 2024:

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Long-term borrowings, unsecured, maturing serially through 2022-2026, (weighted average: April 2023 – 2.95%, April 2024 – 2.95%)	¥1,034,445	¥1,021,113	$6,482
Less: current portion	(1,013,332)	(13,332)	(85)
Long-term borrowings, net of current portion	¥21,113	¥1,007,781	$6,397

The long-term borrowings accrue interest using fixed interest rates of 1.70%-3.00% per annum as of April 30, 2023 and 2024. However, a certain borrowing was exempt from interest payments until November 29, 2023, due to the Tokyo Metropolitan Government’s interest subsidy policy for COVID-19.

The Company had an unsecured borrowing which allowed it to borrow up to ¥1,000,000 thousand ($6,348 thousand) in installments, provided that the Company met certain financial performance targets (“Loan Agreement”). This borrowing was disbursed in four installments of ¥250,000 thousand ($1,587 thousand) each. As of April 30, 2023 and 2024, the Company was fully funded under the borrowing facility. Debt issuance costs related to these borrowings were immaterial.

On February 28, 2024, the Company entered into an amendment to the Loan Agreement to extend the maturity from February 29, 2024 to May 31, 2024. Other than this extension of the maturity date, no other changes were made to the Loan Agreement.

On May 31, 2024, the Company reached an agreement with the same lender for the Loan Agreement to obtain a new unsecured borrowing (the “New Debt”) in the amount of ¥1,000,000 thousand ($6,348 thousand) and contemporaneously repaid the outstanding borrowing amount in full under the Loan Agreement in accordance with the terms and conditions of the Loan Agreement as amended. The maturity date of the New Debt is September 30, 2025. The New Debt will bear interest at a variable rate equal to the lender’s short term prime interest rate, which was 1.475% as of the effective date of the New Debt and has not changed since 2009, plus a margin of 2.525% per annum.

Due to the simultaneous repayment of the original debt and receipt of the new debt, there was no material impact on the Company’s cash position. The borrowing amount is classified as noncurrent liabilities as of April 30, 2024, as the Company has both the intent and ability to refinance the short-term obligation on a long-term basis.

Annual maturities for the years subsequent to April 30, 2024 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2025 (1)	¥13,332	$85
2026 (2)	1,007,781	6,397
Total	¥1,021,113	$6,482

(1)	The amounts due in 2025 are comprised of twelve monthly payments of ¥1,111 thousand ($7 thousand) each month.
(2)	Future payments for the New Debt are included in 2026, replacing the short-term obligation under the Loan Agreement as of April 30, 2024 on a long-term debt.

10.	Asset Retirement Obligation

These obligations include estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from the leased property for the Company’s headquarters at the end of the lease term. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depleted over the lease term. For the year ended April 30, 2024, in connection with the new lease contract for the new head office (see Note 7), the Company incurred the lease improvement costs for which it will be responsible for the cost of repairs when exiting space at the end of the lease term. The Company determined the new lease term to be 5 years and estimated future asset retirement obligation of ¥82,440 thousand ($523 thousand) on a discounted basis, which is included in the other liabilities in the Balance Sheet as of April 30, 2024. The asset retirement obligation related to the previous lease was fully settled upon termination of the lease contract and is no longer outstanding as of April 30, 2024. The loss recognized related to the settlement of the previous asset retirement obligation was not material.

The following is a description of the changes to its beginning and ending amount of asset retirement obligation for the years ended April 30, 2022, 2023 and 2024:

	Year ended April 30,
	2022	2023	2024
	JPY	JPY	JPY	US$
	(in thousands)
Beginning balance	¥16,854	¥22,979	¥33,852	$215
Liabilities incurred during the period	5,526	—	82,440	523
Change in estimate	—	10,158	—	—
Accretion expense	599	715	1,864	12
Settlements	—	—	(34,500)	(219)
Ending balance	¥22,979	¥33,852	¥83,656	$531

11.	Commitments and Contingencies

From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that losses will be incurred and these losses can be reasonably estimated. Management does not expect any liabilities from claims to have a material adverse effect on its financial position or the results of operations.

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

On April 12, 2023, the Company’s board of directors approved a 600-for-one forward split of all its issued and outstanding shares of common stock, which was effected on April 28, 2023. After the stock split, the total number of authorized common stock increased to 52,142,400 shares.

Upon completion of the IPO (see Note 1), the Company recorded ¥974,971 thousand ($6,189 thousand) and ¥974,970 thousand ($6,188 thousand) in common stock and additional paid-in capital, respectively, and issuance costs of ¥486,227 thousand ($3,086 thousand) as a reduction of the additional paid-in capital. Following the completion of the IPO, the Company has one class of authorized and outstanding common stock.

On November 2023, February and April 2024, the Company issued 166,800 shares of common stock related to the exercise of stock options for proceeds of ¥31,082 thousands ($197 thousand). The Company recorded ¥16,071 thousand ($102 thousand) and ¥15,011 thousand ($95 thousand) in common stock and additional paid-in capital, respectively.

On April 26, 2024, upon the resolution of the stockholders, a capital reduction was approved in accordance with the Companies Act to simplify the capital structure and be more efficient, with an effective date of April 30, 2024. The Company reduced its common stock amount from ¥1,091,042 thousand ($6,925 thousand) to ¥50,647 thousand ($321 thousand). The capital reduction was treated appropriately pursuant to the Companies Act “Increase/Decreases and Transfer of Common Stock and Convertible Preferred Stock, Reserve, and Surplus”.

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

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividend upon resolution at the stockholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to stockholders subject to certain limitations and additional requirements. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders.

The amount available for dividends under the Companies Act is calculated based on the amount recorded in the Company’s financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, there is no amount available for dividends due to the accumulated deficit as of April 30, 2024.

●	Preferred stock

The following table summarizes the issuances of all convertible preferred stock:

	Issue Date	Issuance Price (amount paid in) (per share)**	Holder’s Conversion Right	Conversion Ratio*	Settlement methods
Series A	July 24, 2017
	July 28, 2017
	August 2, 2017
	October 13, 2017	¥208	Any time	1	Shares
Series AA	July 20, 2017	¥56	Any time	1	Shares
Series B	April 18, 2019
	April 25, 2019
	May 27, 2019	¥1,761	Any time	1	Shares
Series BB	April 1, 2019	¥413	Any time	1	Shares
Series C	June 17, 2022
	September 8, 2022
	September 14, 2022
	September 26, 2022	¥1,888	Any time	1	Shares

*	On March 22, 2023, the Series A, AA, B, BB and C convertible preferred stock were converted to common stock upon the resolution of the board of directors. As of April 30, 2023 and 2024, there are no more shares of preferred stock designated. The Company has no present plans to issue any shares of preferred stock.
**	On April 28, 2023, the Company effectuated a 600-for-one forward split. Issuance price per share has been retroactively restated.

The key terms of the convertible preferred stock were as follows:

Conversion Right

All shares of convertible preferred stock could, at the option of the holders, be converted at any time into shares of common stock. The conversion ratio for each convertible preferred stock was supposed to be determined by dividing the issue price by the conversion price in effect at the time of the conversion. The initial conversion price of each class of convertible preferred stock was its respective subscription price (i.e., conversion ratio =1), and was subject to adjustment in the event of the issuance of additional common stock at a per share price less than the conversion price.

All shares of convertible preferred stock were supposed to automatically be converted into shares of common stock either immediately prior to the completion of IPO or when the convertible preferred stockholders holding the largest number of outstanding shares of convertible preferred stock agree to convert the convertible preferred stock in writing.

Dividend Rights

All series of convertible preferred stock did not have right to receive preferred dividend. Therefore, all shares of convertible preferred stock and common stock had equal rights with respect to the surplus dividend on an as-converted basis, when, as and if declared by the Board. However, no dividends on shares of convertible preferred and common stock had been declared since the issuance date until March 22, 2023, as there was no amount available for dividends due to the accumulated deficit as of April 30, 2022. The convertible preferred stock had been considered a participating security because it participates in dividends with common stock.

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

13.	Stock-Based Compensation

●	Equity Incentive Plans

In 2018, the Company’s Board of Directors adopted, and stockholders approved an equity incentive plan (the “Plan”). The Plan is a broad-based retention program and is intended to attract and retain talented employees and directors, as well as reward and compensate non-employees. The Plan provides for the granting of stock options to employees, non-employees and directors through a series of stock option awards.

The Company currently plans to use authorized and unissued shares to satisfy stock option award exercises. The general terms of the stock option agreements may require service and performance conditions to be satisfied prior to vesting. The performance condition will be satisfied upon a liquidity event defined as an IPO on any of the financial exchanges. The exercise term of the stock options is 10 years. For employee and director grants, the holder of the rights is typically required to be a director, corporate auditor, or employee of the Company or subsidiary/affiliate of the Company at the time of the exercise of their rights.

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

The Company granted the 8th Series stock options during the year ended April 30, 2023. The Company did not grant any stock options during the years ended April 30, 2022 and 2024.

●	Summary of Terms Included in the 8th Series Stock Options Agreement

On August 31, 2022, the Company granted 146 options at an exercise price of ¥1 ($0) to a consulting firm. Each option can be exercised for 600 shares of common stock.

The exercise term of 8th Series stock options is 10 years commencing from August 31, 2022. The options are fully vested, nonforfeitable at the grant date and have no performance conditions that impact vesting, however, there are specific implied service obligations within the consulting agreement throughout the expected project term. Therefore, the Company recognized the costs straight line over the expected service (project) period to mirror the services being received, which was completed and fully recognized during the year ended April 30, 2023. The stock option’s fair value as of the grant date is ¥448,883 ($3,301) per option.

●	Method that Estimates the Fair Value of Stock Options

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

Fair Value of Common Stock — Prior to the Company’s IPO, the fair value of the common stock underlying the stock options has historically been the responsibility of and determined by the Company’s Board of Directors. Because there was no public market for the Company’s common stock, the Board of Directors has used independent third-party valuations of the Company’s common stock, operating and financial performance, and general and industry-specific economic outlook, amongst other factors. Subsequent to the Company’s IPO, the fair value of the Company’s common stock is determined based on the closing stock price on the date of grant.

The following assumptions were used in the BSM calculation for the Series 8 stock options granted during the year ended April 30, 2023:

Year ended April 30, 2023
Expected term	5 years
Expected volatility	39.54%
Risk-free interest rate	3.25%
Expected dividend yield	—

●	A Summary of the Activity of the Company’s Stock Option Plans

The following table summarizes the stock options activity under the Plan for the years ended April 30, 2022, 2023 and 2024:

	Number of options	Weighted-average exercise price (per option)		Weighted- average remaining contract term (years)	Aggregate intrinsic value (in thousands)
		JPY	US$		JPY	US$
Outstanding at April 30, 2021	2,237	¥152,480		8.4	¥126,063
Forfeited	(165)	71,000
Outstanding at April 30, 2022	2,072	158,969		7.5	500,463
Granted	146	1
Forfeited	(90)	180,000
Outstanding at April 30, 2023	2,128	147,173		6.7	1,171,365
Exercised	(278)	111,807	$710
Forfeited	(101)	180,475	1,146
Outstanding at April 30, 2024	1,749	151,060	959	6.8	154,066	$978
Vested and Exercisable at April 30, 2024	1,244	¥139,016	$882	5.9	¥124,564	$791

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

For the years ended April 30, 2022 and 2023, no stock-based compensation expense was recognized pertaining to the stock option awards with performance conditions tied to a liquidity event (defined as an IPO on any of the financial exchanges) as it was not probable of being achieved for accounting purposes until the event has occurred. For the year ended April 30, 2024, the Company completed its IPO and the stock-based compensation expense with performance conditions of ¥3,577 thousand ($23 thousand) was predominantly recognized in selling, general and administrative expenses in the Statements of Operations.

As of April 30, 2024, the total unrecognized compensation cost related to unvested awards was immaterial.

14.	Income Taxes

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

The benefit from income taxes differs from the amount expected by applying the statutory tax rate in Japan to the loss before income taxes as follows:

	Year ended April 30,
	2022	2023	2024
Statutory tax rate (benefit)	(34.6)%	(34.6)%	(34.6)%
Change in valuation allowance	36.8%	37.9%	38.4%
Deferred offering costs	(2.3)%	(3.4)%	(3.5)%
Others	0.1%	0.1%	(0.3)%
Effective income tax rate	0.0%	0.0%	0.0%

The tax effects of temporary differences and loss carryforwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of April 30,
	2023	2024
	JPY	JPY	US$
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	¥1,764,967	¥2,537,848	$16,109
Asset retirement obligation	11,710	28,937	184
Operating lease liability	21,400	140,777	894
Accrued expenses	8,489	11,983	76
Accounts payable	8,602	372	2
Other	1,369	1,241	8
Gross deferred tax assets	1,816,537	2,721,158	17,273
Less: valuation allowance	(1,796,208)	(2,553,591)	(16,209)
Total deferred tax assets	20,329	167,567	1,064
Deferred tax liabilities:
Operating lease right-of-use assets, net	(13,407)	(140,773)	(894)
Property and equipment, net	(7,753)	(27,010)	(171)
Intangibles, net	—	(615)	(4)
Gross deferred tax liabilities	(21,160)	(168,398)	(1,069)
Net deferred tax liabilities	¥(831)	¥(831)	$(5)

Due to the Company’s lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance as of April 30, 2022 and 2023. The change in the valuation allowance for the years ended April 30, 2022, 2023 and 2024 are as follows:

	Year ended April, 30
	2022	2023	2024
	JPY	JPY	JPY	US$
	(in thousands)
Valuation allowance at beginning of year	¥639,291	¥1,047,918	¥1,796,208	$11,402
Additions	517,831	1,116,131	935,743	5,939
Deductions	(109,204)	(367,841)	(178,360)	(1,132)
Valuation allowance at end of year	¥1,047,918	¥1,796,208	¥2,553,591	$16,209

As of April 30, 2024, the Company had operating loss carryforwards of ¥7,336,942 thousand ($46,572 thousand), which are available as an offset against future taxable income. These carryforwards are scheduled to expire as follows:

	JPY	US$
	(in thousands)
Years ending April 30:
Between 2025 and 2028	¥95,406	$606
Between 2029 and 2032	2,854,780	18,121
2033 and thereafter	4,386,756	27,845
Total	¥7,336,942	$46,572

The Company has determined a greater than 50% likelihood that a tax benefit will be sustained; therefore, no uncertain tax benefit has been recognized. It is not expected that there will be a significant change in uncertain tax positions in the next 12 months. Penalties and interest incurred related to income tax matters are classified as income tax expense in the Statements of Operations in the period incurred, respectively, if applicable. The Company did not have any penalties or interest associated with any uncertain tax benefits that have been accrued or recognized as of and for the years ended April 30, 2022, 2023 and 2024.

Income tax returns are filed in Japan. In the ordinary course of business, the Company is subject to examination by tax authorities. The years ended April 30, 2018, through 2024 remain open to examination by tax jurisdictions in Japan. As of the date of the financial statements, there are no tax examinations in progress.

15.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended April 30
	2022	2023	2024
	JPY	JPY	JPY	US$
	(in thousands, except share and per share data)
Common Stock
Numerator:
Net loss attributable to stockholders	¥(1,109,468)	¥(1,965,491)	¥(1,974,536)	$(12,534)
Denominator:
Weighted average shares outstanding used to compute net loss per share, basic and diluted	6,000,000	6,771,025	14,359,123	14,359,123
Basic and diluted	¥(184.91)	¥(290.28)	¥(137.51)	$(0.87)

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect.

	As of April 30,
	2022	2023	2024
Options and warrants	1,243,200	1,276,800	1,099,400
Series B convertible preferred stock	2,212,800	—	—
Series BB convertible preferred stock	242,400	—	—
Series A convertible preferred stock	2,760,000	—	—
Series AA convertible preferred stock	666,600	—	—

16.	Subsequent Events

The subsequent events were evaluated through the date the financial statements were issued. Unless disclosed elsewhere in the notes to the financial statements, the following is the significant matter that occurred subsequent to April 30, 2024.

See Note 9, Borrowings, for further detail on the execution of the New Debt agreement on May 31, 2024.

On July 31, 2024, at the general meeting of stockholders and the Board of Directors, the stockholders approved the issuance and allocation of the 9th series of stock acquisition rights in connection with the Representative’s Warrants (see Note 3). Approvals required under Japanese law were obtained as of this date for legal issuance of Representative’s Warrants. The exercise term of the 9th series of stock acquisition rights is five years commencing from September 1, 2024. Each right can be exercised for one share of common stock at an exercise price of $11.25 for the total number of 50,000 common shares, as originally agreed under the underwriting agreement dated July 31, 2023.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Incorporation of the Registrant (English translation), filed as Exhibit 3.1 to Form F-1 (File No. 333-272476) filed on June 7, 2023 and incorporated herein by reference.

2.1	Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to Form 6-K (File No. 001-41749) filed on August 4, 2023 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form 6-K (File No. 001-41749), filed on August 4, 2023 and incorporated herein by reference.

2.3	Form of Warrant to Purchase American Depositary Shares (English translation), filed as Exhibit 4.3 to Form F-1/A (File No. 333-272476), filed on July 24, 2023 and incorporated herein by reference.

2.4	Description of Securities, filed as Exhibit 2.4 to Form 20-F filed on November 16, 2023 and incorporated herein by reference.

4.1	Loan Agreement, dated as of March 31, 2024, by and between The Shoko Chukin Bank and the Registrant (English translation), filed as Exhibit 10.1 to Form 6-K filed on May 31, 2024 and incorporated herein by reference.

4.2	Loan Agreement, dated as of November 30, 2020, by and between Resona Bank Limited and the Registrant (English translation), filed as Exhibit 10.2 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.3	Addendum to the Loan Agreement, dated as of November 30, 2020, by and between Resona Bank Limited and the Registrant (English translation), filed as Exhibit 10.3 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.4#	Form of Limitation of Liability Agreement by and between the Registrant and its outside director or outside corporate auditor (English translation), filed as Exhibit 10.5 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.5#	Form of Stock Acquisition Rights Allotment Agreement by and between the Registrant and its director or officer (English translation), filed as Exhibit 10.6 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.6#	Form of Sixth Series Stock Acquisition Rights Allotment Agreement (including terms and conditions thereof) (English translation), filed as Exhibit 4.6 to Form S-8 (File No. 333-275675), filed on November 21, 2023.

4.7#	Form of Stock Acquisition Rights Trust Agreement for Market Value Issuance for the Company’s Sixth Series of Stock Acquisition Rights for Common Shares 2020 (English translation), filed as Exhibit 4.7 to Form S-8 (File No. 333-275675), filed on November 21, 2023.

4.8#	Form of Seventh Series Stock Acquisition Rights Allotment Agreement (including terms and conditions thereof) (English translation), filed as Exhibit 4.8 to Form S-8 (File No. 333-275675), filed on November 21, 2023.

4.9+	Collaboration Agreement, dated March 10, 2023, by and among the Registrant, Shionogi Healthcare Co., Ltd. and Shionogi & Co., Ltd. (English translation), filed as Exhibit 10.7 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.10+	Royalty Agreement, dated March 29, 2023, by and between the Registrant and Sumitomo Pharma Co., Ltd. (English translation), filed as Exhibit 10.8 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

4.11	Lease Agreement, dated as of February 28, 2023, by and Mitsui Fudosan Co., Ltd. and the Registrant (English translation), filed as Exhibit 10.9 to Form F-1 (File No. 333-272476), filed on June 7, 2023 and incorporated herein by reference.

11.1	Code of Business Conduct and Ethics of the Registrant, filed as Exhibit 11.1 to Form 20-F filed on November 16, 2023 and incorporated by reference.

11.2*	Insider Trading Policy of the Registrant.

Exhibit	Description

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Co-Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3*	Certification of the Co-Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Co-Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3**	Certification of the Co-Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm (Marcum Asia CPAs LLP).

15.2*	Consent of Independent Registered Public Accounting Firm (Baker Tilly US, LLP).

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

+	Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.

#	Indicates management contract or compensatory plan or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIXIE DUST TECHNOLOGIES, INC.

August 22, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer